Confidential Draft Submission No. 10 submitted to the U.S. Securities and Exchange Commission on February 5, 2024.
This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains confidential.
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Reddit, Inc.
(Exact name of registrant as specified in its charter)

Delaware	7374	45-2546501
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
303 2nd Street, South Tower, 5th Floor
San Francisco, California 94107
(415) 494-8016
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Steven Huffman
Chief Executive Officer and President
Reddit, Inc.
303 2nd Street, South Tower, 5th Floor
San Francisco, California 94107
(415) 494-8016
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Anthony J. Richmond Richard A. Kline Sarah B. Axtell Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600	Benjamin Lee Chief Legal Officer Milana McCullagh VP, Legal Reddit, Inc. 303 2nd Street, South Tower, 5th Floor San Francisco, California 94107 (415) 494-8016	Alan F. Denenberg Emily Roberts Elizabeth LeBow Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, California 94025 (650) 752-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☐
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The information in this preliminary prospectus is not complete and may be changed. We and the selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and neither we nor the selling stockholders are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.
Preliminary Prospectus (Subject to Completion)
Issued                 , 2024
               Shares
Reddit, Inc.
Class A Common Stock

Reddit, Inc. is offering                 shares of its Class A common stock and the selling stockholders identified in this prospectus are offering an aggregate of           shares of Class A common stock. This is our initial public offering and no public market currently exists for shares of our Class A common stock. We will not receive any proceeds from the sale of shares of common stock by any of the selling stockholders. We anticipate that the initial public offering price per share of our Class A common stock will be between $           and $          .

We have applied to list our Class A common stock on the New York Stock Exchange under the symbol “RDDT.”

We have three classes of authorized common stock: Class A common stock, Class B common stock, and Class C common stock. The rights of the holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting and conversion rights. Each share of Class A common stock is entitled to one vote. Each share of Class B common stock is entitled to 10 votes and is convertible at any time into one share of Class A common stock. Each share of Class C common stock is entitled to no votes. The holders of our outstanding Class B common stock will hold approximately           % of the voting power of our outstanding capital stock after the completion of this offering, with our directors and executive officers and their affiliates holding approximately           %, after giving effect to the voting agreement to be entered into between Advance Magazine Publishers Inc., our principal stockholder, and Steven Huffman, our Chief Executive Officer and President and a member of our board of directors, and assuming no exercise of the underwriters’ option to purchase additional shares to cover over-allotments.
We are an “emerging growth company” as defined under the U.S. federal securities laws and, as such, may elect to comply with certain reduced public company reporting requirements for this and future filings.

Investing in our Class A common stock involves risks. See “Risk Factors” beginning on page 22 to read about factors you should consider before deciding to invest in our Class A common stock.

PRICE $               A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Reddit(2)	Proceeds to Selling Stockholders(2)
Per Share	$	$	$	$
Total	$	$	$	$
________________
(1)See “Underwriters” for a description of the compensation payable to the underwriters.
(2)Before expenses.
At our request, the underwriters have reserved up to                 shares of our Class A common stock, or           % of the shares offered by us in this offering, for sale at the initial public offering price through a directed share program to eligible users and moderators on our platform and friends and family members of certain of our employees and directors. See “Underwriters—Directed Share Program.”
We have granted the underwriters the right to purchase up to an additional                 shares of our Class A common stock from us to cover over-allotments, if any, at the initial public offering price less the underwriting discount.
The Securities and Exchange Commission and state securities regulators have not approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
The underwriters expect to deliver the shares against payment on                , 2024.

MORGAN STANLEY	GOLDMAN SACHS & CO. LLC*	J.P. MORGAN*	BOFA SECURITIES

CITIGROUP	DEUTSCHE BANK SECURITIES	MUFG

CITIZENS JMP	NEEDHAM & COMPANY	PIPER SANDLER	RAYMOND JAMES

ACADEMY SECURITIES	LOOP CAPITAL MARKETS	RAMIREZ & CO., INC.	ROTH CAPITAL PARTNERS	TELSEY ADVISORY GROUP
________________
*In alphabetical order
Prospectus dated                , 2024

100K+ active communities[1]

73M average daily active uniques[2]

267M average weekly active uniques[2]

1B cumulative posts[3]

2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023
First AMA
User-created communities
r/AdviceAnimals created and a new meme format is born
President Obama does an AMA
r/Place provides a collaborative pixel canvas
r/WallStreetBets takes the world by storm
r/Nascar sponsors Ryan Vargas at Talledega
r/TaylorSwift hits 1M subscribers

(1) In December 2023. (2) For the three months ended December 31, 2023. (3) Cumulative posts through December 31, 2023.

Reddit is a community of communities

News & politics

Support

Commerce

Fandoms

Dating & friendship

Advice & discussion

Passions & interests

Geography-based

Stories

r/drawing

My kid was a little sad after not seeing any other costumes like his, and then this LEGEND of a teenager showed up and did what legends do.
⬆180k

r/mademesmile

My daughter wants to bring extra food to school for a friend. Help me think this through, please?
⬆520

r/mommit

r/makeupaddiction

I had one of the most pleasant dates yesterday, and it changed my perspective on a lot of things.
⬆1.96k

r/dating

How would you feel about school taking up an extra hour every day to teach basic "adult stuff" like washing clothes, basic cooking, paying taxes?
⬆99k

r/AskReddit

r/London

Driven by interests and passions

Reddit is where people come to explore their interests, learn, express themselves, create, and understand other people's experiences and perspectives.

All data is from September 2023, unless otherwise noted.

As used in this prospectus, unless the context otherwise requires, references to “Reddit,” the “company,” “we,” “us,” “our,” and similar terms refer to Reddit, Inc. and, where appropriate, its subsidiaries, taken as a whole.
“REDDIT,” the Reddit logos, and other trade names, trademarks, or service marks of Reddit appearing in this prospectus are the property of Reddit. Other trade names, trademarks, or service marks appearing in this prospectus are the property of their respective holders. Solely for convenience, trade names, trademarks, and service marks referred to in this prospectus appear without the ®, ™, and SM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trade names, trademarks, and service marks.
Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them.
References to www.reddit.com or particular subreddits accessible via www.reddit.com in this prospectus are inactive textual references only, and the information contained on, or that can be accessed through, such web addresses does not constitute part of this prospectus.
Neither we, the selling stockholders, nor the underwriters have authorized anyone to provide you any information or to make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. Neither we, the selling stockholders, nor the underwriters take responsibility for, or provide any assurance as to the reliability of, any other information others may give you. This prospectus is an offer to sell only the shares offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. We, the selling stockholders, and the underwriters are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the shares of our Class A common stock. Our business, results of operations, financial condition, and prospects may have changed since that date.
For Investors Outside the United States: Neither we, the selling stockholders, nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus or any free writing prospectus in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the shares of our Class A common stock and the distribution of this prospectus outside the United States.
Through and including                , 2024 (the 25th day after the date of this prospectus), all dealers that buy, sell, or trade shares of our Class A common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscription.

LETTER FROM CO-FOUNDER
I think of August 13, 2005, as the day Reddit really came to life. We had been online for a couple of months, but until then there had never been enough posts from users on any day to fill the front page. That morning, to my surprise, I opened Reddit to discover the home page was overflowing with posts from real users for the first time.
Reddit has been teeming with activity ever since. More than 70 million people, on average, visited every day in December 2023. They come to Reddit to participate in a vibrant community, a constantly evolving place where anyone, anywhere, can connect with like-minded people and dive into any topic. The conversation ranges from the sublime to the ridiculous, the trivial to the existential, the comic to the serious. Whatever people are into or going through, it is on Reddit. I am particularly proud of the role Reddit plays in providing support to people during pivotal life moments when turning to friends and family may not be an option. Somebody might visit r/  Parenting for help when they’re having trouble with a child, or go to r/ lgbt for advice about coming out, or they might turn to r/  stopdrinking for help quitting drinking, as I did more than four years ago.
The communities of Reddit help people at a scale that I never imagined might be possible. To help Reddit live up to the opportunity this presents is why I came back here as CEO in 2015, why our team works with such dedication, and why our users spend so much time and energy building authentic, trusted, and passionate communities. One of the founding principles of Reddit was that it be a real place cultivated by real people instead of a fake place manicured by editors and other gatekeepers. Reddit is not a social media platform optimized for self-display; it is a community that rewards candor and honest advice. This is why millions of people trust Reddit for everything from relationship guidance to in-depth product recommendations (and add “reddit” by name to their searches for virtually anything). We have confidence in the magic of human-curated organization, creativity, and generosity, and that Reddit enables these human virtues, meaning we can mostly stay out of the way.
Another important quality of Reddit is that we let users choose whether to reveal their identities or to stay anonymous. We believe it is more respectful and safer not to force users to combine their real-world and online identities. Reddit allows people to be themselves, to be vulnerable and honest in a way that is difficult or sometimes impossible in the real world or other places online. Looking around, it’s easy to be disheartened about people and the state of the world, but on Reddit I have experienced the opposite: people naturally create community, and they are smarter, funnier, and more helpful and caring than I think we often give them credit for.
And this is not because our users are some special subset of humanity. They’re just people. But when people are in the right context, they can do incredible things. Time and again, Reddit communities have provided exactly that context and been a tremendous force for good: they have created and catalyzed global movements, including campaigning for net neutrality in 2015, starting the March for Science in 2017, or standing up for retail investors, as r/wallstreetbets did in 2021. They have also provided witness and galvanized worldwide response in times of crisis, such as r/worldnews’ coverage of the war in Ukraine and the generous outpouring of assistance coordinated by Redditors themselves.
As a way of capturing the richness, scale, diversity, and infinite possibilities for discovery encompassed by Reddit, I often compare it to a growing city. Today, our city has more than 100,000 unique neighborhoods, which we call subreddits, and each has its own slang, vibe, sense of humor, and both written and unwritten rules. We did not create these communities. Reddit’s users did. Our role is to develop and maintain a common infrastructure that helps keep the city secure and thriving, with space to grow. Sometimes, people break the rules, do harmful things, and force us to devise new rules—just as in physical cities. But our core commitment remains unchanged: to make Reddit as healthy, accessible, and enjoyable as possible.
We are going public to advance our mission and become a stronger company. We hope going public will provide meaningful benefits to our community as well. Our users have a deep sense of ownership over the communities they create on Reddit. This sense of ownership often extends to all of Reddit. We see this in our users’ passion for their communities, their desire for Reddit to be as amazing as possible, and in their disapproval when we let them down. We want this sense of ownership to be reflected in real ownership—for our users to be our owners. Becoming a public company makes this possible. With this in mind, we are excited to invite the users and moderators who have contributed to Reddit to buy shares in our IPO, alongside our investors. Of course, we would
i

love our investors to be users as well. Additionally, being public lets us raise capital and offer liquidity to our employees who have worked tirelessly to build Reddit. It also comes with additional disclosure obligations, which aligns with our values around transparency. Finally, to help further support the positive impact our communities have and invest in new opportunities that align with our mission, we have reserved about 1% of our common stock to fund community-related programs.
I have never been more excited about Reddit’s future than I am right now. We have many opportunities to grow both the platform and the business, the latter through advertising, monetizing commerce on the platform, and licensing data. Our work to make Reddit faster, easier to use, easier to moderate and govern, and simpler to navigate and find relevant communities is driving growth today and will continue to be our focus into the future.
Advertising is our first business, and advertisers of all sizes have discovered that Reddit is a great place to find high-intent customers that they aren’t able to reach elsewhere. Advertising on Reddit is rapidly evolving, and we are still in the early phases of growing this business.
The growth opportunity in our user economy is just as exciting. We see a spirit of entrepreneurship among Redditors, who are constantly pushing the boundaries of what Reddit can be used for. To support their creativity, we are developing new ways to earn money on Reddit. Our Collectible Avatars project has enabled artistic users to earn millions. Our Contributor Program lets users directly reward one another. The developer platform will expand what a subreddit can be and what it can be used for. We have learned that whenever we create a new canvas for expression on Reddit, users adopt it in surprising ways and expand Reddit in directions we never anticipated. Today, subreddits are mostly communities for content and conversation, and they will evolve into places where Redditors can generate revenue for themselves. Already, users have created marketplaces like r/  PhotoshopRequest to edit photos, r/  Watchexchange to sell watches, and r/  artcommissions to commission art.
Finally, Reddit’s vast and unmatched archive of real, timely, and relevant human conversation on literally any topic is an invaluable dataset for a variety of purposes, including search, AI training, and research. Reddit is one of the internet’s largest corpuses of authentic and constantly updated human-generated experience. Reddit data constantly grows and regenerates as users converse. As the world becomes increasingly data-driven, we offer solutions that are human- and experience-focused. We expect our data advantage and intellectual property to continue to be a key element in the training of future LLMs.
I want to thank everyone who has contributed to making Reddit the extraordinary place it is today: our employees, users, and the moderators behind it all. We have many opportunities and much to do. We will do our best to fulfill our mission to bring community, belonging, and empowerment to the world and to do so in harmony with our values.
Thank you,

Steve Huffman
ii

PROSPECTUS SUMMARY
This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before deciding to invest in our Class A common stock. You should read this entire prospectus carefully, including “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business,” and our audited consolidated financial statements and related notes included elsewhere in this prospectus before making an investment decision.
Our Mission
Our mission is to bring community, belonging, and empowerment to everyone in the world.
We built Reddit with the belief that communities unlock the power of human creativity and create a sense of belonging and empowerment for their members. Our over 100,000 active communities have channeled the power of human creativity to grow Reddit since our founding. We believe the world needs community more than ever, and that this represents our greatest opportunity to further enrich the lives of everyone in the world.
Overview: The Power of Reddit’s Communities
Reddit is a global, digital city where anyone in the world can join a community to learn from one another, engage in authentic conversations, explore passions, research new hobbies, exchange goods and services, create new communities and experiences, share a few laughs, and find belonging. People are diverse and have multiple interests. Just like in a city, where citizens are part of multiple subcommunities, on Reddit, users often belong to multiple communities. At Reddit, users can dive into anything, and if a community does not already exist around a particular topic, they can create one. In December 2023, more than 500 million visitors(1), and in the three months ended December 31, 2023, an average of 73.1 million daily active uniques (“DAUq”), around the world came together on Reddit – continuously adding to our longstanding and constantly evolving human archive of information. They come together to share the rhythm of their daily discoveries, ask questions and receive advice, research before making a purchase decision, hear reactions to recent events, and thrive as a community. Built on shared interests, passion, and trust, Reddit has a community for everyone.
Communities on Reddit are organized based on specific interests and are called subreddits. Within subreddits, Redditors engage in active and in-depth conversations by sharing experiences, submitting links, uploading images and videos, and replying to one another in comment threads on any topic. Subreddits are denoted by an “r/” before their names: r/ explainlikeimfive helps people learn anything with child-friendly explanations; r/ lgbt helps people find their identity; and r/ BeyondTheBump helps people transition from pregnancy to parenthood. Redditors invest time to shape their communities, share their experiences, send support and supplies when someone is down on their luck, and even code scripts and develop tools to advance their communities.
Similar to how cities are made from cement and steel, but are really built by their citizens, Reddit is made from code and algorithms, but is really built by our users. It is a place where human ingenuity and creativity thrive. We empower users to participate and to shape Reddit by sharing content, upvoting or downvoting, and commenting. In addition, Redditors themselves not only create and build communities, but they also moderate these communities as volunteers to help keep them safe, vibrant, and true to themselves. Like cities, we design tools that give communities what they need to make their communities their own and evolve over time, rebuilding and reshaping by adapting to new technologies and reflecting new cultural trends. Newly created subreddits create a sense of belonging for their members, spurring the creation of more new subreddits to continue the cycle. In this way, Reddit’s community ecosystem grows and expands with the interests and passions of our users, keeping Reddit on trend and resilient to fading fads.
(1)    Each visitor is a user whom we can identify with a unique identifier who has visited a page on the Reddit website or opened a Reddit application at least once during the month. We use unique identifiers to deduplicate multiple visits from the same visitor. Our monthly visitor number involves a similar calculation process as our weekly active unique (“WAUq”) metric and daily active unique (“DAUq”) metric, except over a longer period of time.

Reddit’s community ecosystem is organically built upon shared interests, passions, and trust rather than friends, celebrities, and their followers. This distinction results in a unique sense of belonging, privacy, and authenticity for our users. We do not require that users disclose their identities, freeing them from having to perform and the associated pressures to always appear perfect. As a result, users come to Reddit for fundamentally distinct purposes, with each adding incremental value to our entire community. Redditors are free to be vulnerable or ask questions they would not be able to ask anywhere else.
Powerful Advertising Engine Built Around Context and User Interest
These qualities not only make the experience more enjoyable for users, they also make Reddit a unique platform for advertisers due to our intentional, authentic, trusted nature and our strength in contextual and interest-based advertising. For advertisers, we provide access to a unique and highly engaged audience where our trusted, passionate communities drive recommendations on brands and buying decisions. Whether users come to Reddit through a third-party search engine or if they initiate their search on Reddit, our users often have high intent – they are looking for answers or recommendations that they can trust, and these users can benefit from the conversations and contextual ads that are displayed on Reddit. According to a 2023 survey we commissioned of 4,000 U.S. Redditors aged 18 and older (the “Vertical Path to Purchase Survey”), 75% of respondents said they believe Reddit is a trustworthy place to inform their decision to buy a new product across specified consumer product categories.
A Valuable Source of Conversational Data and Knowledge
Over time, Reddit has evolved to become one of the internet’s largest corpuses of information, with over one billion posts and over 16 billion comments through December 31, 2023, and was among the top ten most-visited sites in the United States in December 2023, according to Similarweb. Our content is particularly important for artificial intelligence (“AI”) – it is a foundational part of how many of the leading large language models (“LLMs”) have been trained. Furthermore, we use internally built and trained models to improve many aspects of Reddit, including user onboarding, content translation, and moderation and safety. Our massive corpus of conversational data and knowledge is what makes us unique, and we believe its value will continue to grow over time as our user-generated data continues to grow.
Entrepreneurial User Economy
Commerce is another area of growth that has emerged organically on Reddit. In fact, new community-based marketplaces have already sprung up specifically for commercial purposes, such as r/ PhotoShopRequest, where users can request photoshop services for payment, or r/ RandomActsofCards, where users request and send cards to each other and spread a little bit of joy around the world. We want to develop this user-powered economy on Reddit by providing our users and creators with the requisite tools and incentives to drive continued creation, improvements, and commerce. In turn, we believe these initiatives will open additional monetization channels for us.
Our high gross margin and capital-efficient business model is simple and scalable and allows us to invest deliberately in our global opportunity. Our revenue for the years ended December 31, 2022 and 2023 was $666.7 million and $804.0 million, respectively, representing growth of 21%. Our gross margin for the years ended December 31, 2022 and 2023 was 84% and 86%, respectively. During these periods, we continued to invest in growing our business. Our net loss for the years ended December 31, 2022 and 2023 was $(158.6) million and $(90.8) million, respectively. Our Adjusted EBITDA for the years ended December 31, 2022 and 2023 was $(108.4) million and $(69.3) million, respectively. For more information and for a reconciliation of Adjusted EBITDA to net income (loss), see “Selected Consolidated Financial Data—Adjusted EBITDA.”
Why Users Come to Reddit
The internet has given people the tools to redefine how we live. We have search engines to find content and social networks to share and follow each other. Our community of communities sets itself apart with its unique combination of characteristics and is designed to provide users with a trusted place to be authentic to themselves in sharing and discovering while maintaining their privacy.

Open, Growing Archive of Human Knowledge (2005–     )
Over the last 18 years, Reddit has become one of the internet’s largest open archives of human experiences. With over one billion posts and over 16 billion comments organized into communities, Reddit content provides authentic, human perspectives across almost any topic imaginable. Our constantly updated user-generated content provides a vast collection of human experiences, answers, and conversations and provides a source of fresh ideas. Reddit’s influence and relevance organically grows, and Reddit quickly responds to new topics based on real experiences. Topical communities such as r/ travel, r/ vanderpumprules, r/ MachineLearning, r/ cricket, r/ boxoffice, and r/ TaylorSwift have had meaningful breakouts as the headlines have evolved. As a result of Reddit’s scale and longevity, our content library is a broad memory of human interest, organically expanding and deepening into more topics. At times, Reddit may be the only place to find the information users are looking for, and users searching for information often come to Reddit and discover conversations taking place there.
Centered on Interests, with Unmatched Breadth and Depth of Human Knowledge
Time spent on Reddit is guided by personal intention and interests. Breadth of communities and depth of engagement means that Redditors benefit from a trove of knowledge organized by topic that we believe is unmatched by any other internet platform. Reddit is home to over 100,000 active subreddits, with over 500 subreddits that each have at least one million subscribers, which cover a wide variety of topics—r/ wholesomememes, r/ philosophy, r/ Pets, r/ InteriorDesign, r/ NBA, and r/ worldnews, to name a few—and can be creative, humorous, informative, inspirational, absurd, serious, or contemplative. We generally find that the longer Redditors have been on Reddit, the more engaged they become. As of December 2023, when someone first makes an account, the average active minutes for logged-in users on Reddit starts at approximately 20 minutes per day, but increases to over 35 minutes a day for those who have been on Reddit for over five years and even over 45 minutes a day for those who have been on Reddit for over seven years. According to a 2023 survey we commissioned of almost 800 U.S. Redditors (the “User Perceptions Survey”), 95% of respondents said there is a community for everyone on Reddit, 85% said Reddit is where they learn about the topics they love the most, and 83% recognized conversations on Reddit as more on-topic than anywhere else on social media, each result being higher than what respondents say for other major social media platforms.
People-powered Curation for Authentic Interactions and Trusted Content
Our differentiated community approach underlies the interactions on our platform: Reddit is centered around human creativity and belonging. The content found in Reddit communities is curated by people, creating a highly relevant content experience that attracts users to our platform. Every post and comment on Reddit, regardless of the author, starts with one upvote, and must earn its visibility through community members upvoting it and boosting it to the subreddit’s front page. Unlike traditional social media, voting (both up and down) is completely anonymous, encouraging broader Redditor participation. This unique upvoting and downvoting system not only curates the quality and relevance of content, but also determines the prominence of a certain piece of content. According to the User Perceptions Survey, 76% of respondents pay more attention to things they see on Reddit than the things they see on other social media platforms. In a separate survey we commissioned of almost 500 U.S. Redditors, 76% of respondents agreed that “people post things that are honest and truthful,” which was higher than each of Facebook, Instagram, Snapchat, TikTok, X, and YouTube. We believe community-driven promotion of content leads to greater trust of the content on Reddit.
Authentic and Trusted Recommendations
Reddit’s community-powered recommendations are a foundational part of why so many users visit Reddit on a daily basis. In a world where consumers are increasingly inundated with curated messaging and product placement, Reddit stands out as a refreshing alternative, offering authentic human recommendations that people can actually trust. We see that trust reflected in the high velocity of people coming to Reddit to find great content and trusted recommendations. In 2023, every second an average of two users asked for a recommendation, each yielding an average of 14 personalized responses. According to a 2023 survey we commissioned of Redditors across the United States, the United Kingdom (the “UK”), Australia, Canada, and Germany aged 18 and over, 94% of 4,500 respondents reported that they engaged with recommendation content on Reddit in the last year, and 73% of 1,845 respondents said they are likely to follow the guidance of recommendations they receive on Reddit when considering an important purchase.
Flexible Canvas for Self- and Community-expression
Every subreddit is a flexible canvas for communities to express themselves through a customizable experience. We give communities the ability to choose the format for conversations in their communities—text, image, video, opinion polls, chatrooms—which enables them to create dynamic and engaging experiences. We give moderators the creative tools to design the look and feel of communities, and we give developers an open application programming interface (“API”) to build bots and create features that shape their communities, meaning what a community envisions for itself drives its unique development.
Conversations flow across Reddit through cross-posting, where a post from one community can be shared into another community to spur new conversation with a different audience.
Layered Moderation, Community Management, and Safety Supports Trust
We are committed to continuously enhancing our policies and processes to promote the safety of users and moderators, and the health of our platform. Our approach is akin to a democratic city, wherein everyone has the ability to vote and self-organize, follow a set of common rules, and establish community-specific norms. This approach gives Redditors a voice and agency in the process and also means that any content that gains traction on Reddit has been reviewed in context by humans.
Communities self-organize and create subreddit-level rules that are tailored to their unique circumstances, and volunteer moderators within the community enforce those rules. Moderators have context as leaders and members of their communities to define and enforce the rules to create a harmonious community experience. The result is that each community has its own unique environment in which Redditors can express their genuine perspective and share real experiences while discouraging bad behavior. We backstop this bottoms-up organic moderation engine with our site-wide Content Policy, a set of overarching rules and policies that govern all content on Reddit. Our Content Policy is intended to be protective, not intrusive. It helps protect against harassment, bullying, and violence – especially hate based on identity or vulnerability.
Our Strategy for Growing Users and Engagement
Our strategy is to support the growth and engagement of our communities. We aim to become Redditors’ first choice when they are exploring their passions, looking for entertainment, or keeping tabs on culture and news. We intend to grow users and engagement through the following initiatives:
•Grow Awareness of Reddit. We plan to expand the ways people become aware of Reddit through various strategies depending on the type of use case and user, including search engine optimization and partnerships. We have also invested in improving our off-platform presence, by making it easier to share and embed Reddit content on other surfaces and websites.
•Grow Engagement. We had an average of 73.1 million DAUq and 267.5 million WAUq in the three months ended December 31, 2023. We believe that there is a significant opportunity to convert many of the users who come to Reddit on a weekly or monthly basis to become daily users. We plan to continue to grow engagement by focusing on:
◦Improving Discovery and User Experience. We want to make it easier for new and existing Redditors to discover relevant communities and content. To that end, we are applying machine learning to improve the classification of our content and interest-based recommendations. For example, we are deploying internally built models to improve the experiences of Redditors by increasing the likelihood that their posts will qualify for a particular subreddit. These models are designed to improve the experiences of Redditors by increasing the likelihood that their posts will qualify for a particular subreddit. In addition, we want the basic features of Reddit to be easier to use and more accessible, including posting into communities, finding and creating new communities, and moderating these communities.
◦Elevating Conversations and Video. We believe that our investments and efforts to grow engagement and the richness of our communities through more video, and more vibrant conversations will continue to convert our massive monthly reach into more daily users. In December 2023, we experienced approximately 35% growth in the number of videos watched for 10 seconds or more and an approximately 16% increase in daily active video viewers compared to December 2022. We also recognize that conversations are the heart of Reddit, with 27% of almost 3,200 Redditors surveyed across the United States, the UK, France, Germany, Mexico, and India identifying “reading comments” as their top task to complete. In addition, we are focused on reducing the time it takes for users to access conversations, as well as providing them with better guidance on community rules when they comment to reduce moderated actions.
◦Modernizing Search. While we are still in the early innings, search is already a key action taken on Reddit with an average of over 35 million daily search queries directly on Reddit in December 2023. We recognize the importance of search, and have made significant investments to make searches more relevant and drive deeper engagement. We have observed 30% higher week-one retention (which measures the percentage of users who return to Reddit eight to 14 days after first accessing Reddit) in users with any search activity compared to all users from October 2023 to December 2023.
◦Customized Content Recommendations. We utilize AI to recommend relevant posts and communities, utilizing factors such as search queries, post topics, and engagement with similar users to enhance both the search and discovery experience. We believe our investments in AI have improved new user onboarding and driven engagement with existing users. For example, we re-trained our New Home Feed ranking with significantly more data and user signals. In the three months ended December 31, 2023 compared to the three months ended June 30, 2023, we observed an increase of over 30% in “Good Visits,” defined as a user consuming a post for more than 30 seconds.
•Grow Our International User Base. During the three months ended December 31, 2023, approximately 50% of Redditors visited the platform from outside of the United States. In the three months ended December 31, 2023, over 90% of all Reddit posts were made in English. We see a massive opportunity to grow in geographies outside of the United States and in languages beyond English. We are beginning the work of translating our corpus of conversational data using translation models to multiple different languages to increase our international growth. In particular, we are focused on growing Redditors in the UK, France, Germany, Brazil, and India. Our strategy to land in these markets and then grow is centered around offering users culturally relevant and location-specific content. We also intend to use the Community Tab, machine-translated content, and highly relevant push notifications to help international users find and engage regularly with locally relevant and trending content. We have captured increased international momentum, with an average of 36.7 million international DAUq for the three months ended December 31, 2023, representing 21% growth year over year.
Why Advertisers Come to Reddit
Reddit is the place where people, entities of public interest, and businesses come together to engage in human-to-human conversations relevant to their interests. Across our diverse communities, people seek and share information in context about products and services, often with high purchase intent. We have made investments and acquisitions that have enabled us to be a leader in contextual and interest-based advertising. Advertisers of all sizes rely on Reddit to find high-intent customers that they are not able to reach on traditional social media platforms.
Advertisers come to Reddit for distinctive benefits:
•Contextual and Interest-based Advertising. Reddit’s advertising platform enables marketers to find relevant audiences on the Reddit platform using our interest graph and to reach users in contextually relevant communities and content, using conversational and engaging formats. According to the User Perceptions Survey, 85% of respondents said Reddit is where they learn about the topics they love most. For example, an advertiser with a camping product can reach people who love outdoor activities across Reddit. This is interest-based advertising. Similarly, the same advertiser can reach people who are in a conversation in r/ camping or r/  Outdoors exploring what gear they should buy. These people may see an ad for camping gear, in context, within that conversation. That is contextual advertising. Reddit’s unique community structure and interest-driven model acts as a strong signal for advertisers. According to the same survey, 61% of respondents said that they believe that ads on Reddit are more relevant than on other sites, and 61% of respondents stated that they pay more attention to ads on Reddit than on other sites.
•Ability to Connect with a High-Intent Audience Seeking Recommendations on the Path to Purchase. Many people come to Reddit, directly or through search, to find trusted recommendations across every phase of the purchase funnel. According to the Vertical Path to Purchase Survey, 75% of respondents said they believe Reddit is a trustworthy place to inform their decision to buy a new product across specified consumer product categories. The conversational nature of the platform allows users to discover new products and services at the start of their purchasing journey. These conversations create a unique opportunity for advertisers to engage Redditors who are considering brands and products. According to the Vertical Path to Purchase Survey, 61% of Redditors in the market for a new product or service across a variety of categories said they would “purchase a product/brand if I saw an ad about it on Reddit.” According to the same survey, 73% of Redditors surveyed agree that they “can make a faster purchase decision based on experiences shared by other Redditors.” This successful experience is why 90% of monthly Redditors surveyed said they plan to use Reddit the “same or more” in the year ahead when it comes to researching their purchases, according to a 2023 survey of almost 2,000 Redditors across the United States, the UK, Australia, Canada, and Germany aged 18 and over.
•Unduplicated, Authentic, and Attentive Audience in an Attractive Demographic. In December 2023, the average active minutes on Reddit per logged-in user in the United States was between 25 and 30 minutes per day, and there was an average of 73.1 million DAUq during the three months ended December 31, 2023. During this period, approximately 50% of DAUq were from the United States, and the remainder were from the rest of the world. According to Comscore data about Redditors in the United States aged 18 and over, for the three months ended December 31, 2023, 41% were between the ages of 18 to 34, 50% were male, and 64% had a household annual income of $75,000 or more. Many Redditors are not active on traditional social media platforms; according to Comscore data for the three months ended December 31, 2023, of people who visited Reddit in the United States, 32% were not active on Facebook, 37% were not active on Instagram, 73% were not active on Snapchat, 41% were not active on TikTok, and 53% were not active on X.
•Gain Access to a Platform with Data Signals that is Built to Respect Privacy. The performance of our advertising model is based on first-party data from user-directed activities on the platform, such as the communities that users visit or subscribe to for email digests and the context they are engaging in. The foundation of our ad performance is based on context and interest instead of tracking users based on personally identifiable information. This is unique in the digital advertising marketplace; our lack of reliance on third-party data makes our offering more resilient to the loss of signal that other platforms rely upon as well as forthcoming changes to the internet ecosystem.
•Action-Oriented Outcomes that Drive Attractive, Measurable Return on Investment. Advertisers can bid in our auctions in a way that aligns with their objectives. They can bid to pay for the people they reach in video views or impressions. Alternatively, they can bid for specific actions that are focused on objectives like mid-stream clicks and downstream conversions or app downloads. Our rich contextual and interest-based audience and marketplace efficiency drives incremental value for its advertisers.
•Multiple Layers of Brand Safety and Customizable Controls. Beyond our multiple layers of moderation and safety across platform content, we also offer advertiser-level controls. Our Content Policy establishes the type of content that is not allowed across all communities, with community rules determining content within each community. In addition, our brand safety approach includes proactive solutions focused on creating a safe environment for any business on Reddit by showing ads in communities and alongside content that has been reviewed and deemed appropriate for advertising.

The Future of Our Platform and Monetization Strategies

Multi-chapter growth strategy

current → emerging → future →

User economy

- ⬆ Developer platform
- ⬆ Contributor program
- ⬆ Commerce ecosystem
- ⬆ Collectible Avatars program

Data licensing

- ⬆ Data API access
- ⬆ AI model training

Advertising

- ⬆ More context & interest
- ⬆ Ad Marketplace optimizations
- ⬆ Advertiser diversity & depth
- ⬆ Prove ROI
- ⬆ Expanded formats & offerings
- ⬆ Automation / scale service model
- ⬆ Acquire more advertisers

Advertising
Reddit is a unique place on the internet, and we believe that we have many avenues to increase value to advertisers through our interest- and community-based platform. We continue to expand our ad platform capabilities to enable more ways for customers to invest to grow their business on Reddit. We are still in the early phases of our opportunity and plan to pursue the following eight levers to expand our monetization and average revenue per unique(2):
1.More Context and Interest. We plan to continue to add additional contextual and interest-based signals and intelligence into our advertiser platform. We believe this will help advertisers find more relevant audiences on Reddit. This includes existing placements in the home feed and in conversations, as well as potential future opportunities (e.g., ads in comment threads and on search pages; video ads).
2.Deliver ROI with Marketplace Optimizations. We are in the early stages of using machine learning and prediction models to better match supply and demand and deliver return on investment (“ROI”) for our advertisers. We are currently focused on using our powerful prediction models to work across objectives, placements, and formats – helping to better predict conversion rates of an ad (e.g., installs; purchases).
3.Advertiser Diversity and Depth. We plan to increase the types, sizes, and geographies of advertisers we reach and expand annual partnerships for longer-term visibility. We aim to grow our advertisers from endemic advertisers in verticals where we have the largest number of active communities, like technology and communications; business, legal, and finance; and media and entertainment, to newer verticals such as automotive; retail; consumer packaged goods; pharmaceuticals; and food and beverage. We are focused on
(2)    Average revenue per unique (“ARPU”) is defined as quarterly revenue in a given geography divided by the average DAUq in that geography.

geographic markets where we have teams, channel partners, or vendors to help manage small- and mid-size businesses globally.
4.Demonstrate ROI. By improving the measurement of our ads, we can provide better data to show our advertisers the ROI of their presence on Reddit. We plan to improve measurement with levers such as more tools for conversion tracking (including a conversion API), on-property-brand and conversion-lift testing, and more measurement pixel, toolkit adoption, and data capture.
5.AI-Powered Audience Reach and Bidding. We are using machine learning models for contextual keyword audience reach and interest-based audience reach, ranking ads based on brand suitability and machine learning-predicted user engagement. Additionally, machine learning-powered “auto-bidding” (e.g., Maximum Clicks and Maximum Conversions) helps advertisers maximize campaign objectives and ROI while avoiding extensive manual testing.
6.Expanded Formats and Offerings. We plan to continue to develop new ad positions based on evolving consumer behaviors on the platform (e.g., video and search usage growth). We plan to expand our ad formats in ways that allow advertisers to creatively talk to communities and share more information (e.g., product-level creative; games).
7.Automation/Scale Service Model. Through easier onboarding, setup, campaign management, and optimization, we expect to scale our service model through diverse service channels matched to client needs – from managed service models, to hybrid, to enabling advertisers to activate with little to no sales team assistance (i.e., unmanaged). This simplifies core manual optimization tasks needed for more outcomes and better performance.
8.Acquire More Advertisers. With more automation in the future, we believe that we can become even more accessible to a larger portion of small- and medium-sized businesses enabled by partnerships and accelerated demand generation. We are also deepening our relationships with large agencies through solutions that enable enterprise operations across large clients.
Data Licensing
Reddit is one of the internet’s largest corpuses of authentic and constantly updated human-generated experience. In an increasingly data-driven world, we recognize that this information is increasingly important for a multitude of different uses and applications. Organizations need to prioritize sources of real-time human perspectives—from a company looking for feedback on a new consumer product to investors trying to capture market sentiments or signals—and Reddit provides a differentiated solution. Reddit data and information constantly grows and regenerates as users come and interact with their communities and each other in genuine and authentic ways. We expect our growing data advantage and intellectual property to continue to be a key element in the training of future LLMs.
We are in the early stages of allowing third parties to license access to search and analyze historical and real-time data from our platform:
•Data API Access. Customers can pay to access real-time data streams of anonymous, public discussion on Reddit via data APIs once they exceed certain rate limits. These data APIs are able to provide real-time access to evolving and dynamic topics, such as sports, movies, news, fashion, and the latest trends, unlocking customer use cases such as building third-party applications, behavioral analysis, and algorithmic trading.
•Model Training. Reddit data is a foundational piece to the construction of current AI technology and many LLMs. We believe that Reddit’s massive corpus of conversational data and knowledge will continue to play a role in training and improving LLMs. As our content refreshes and grows daily, we expect models will want to reflect these new ideas and update their training using Reddit data.

User Economy
Commerce has already emerged on our platform organically as a result of our interest- and community-based approach. Artisans sell their creations, collectors sell beloved items, developers sell entertainment via originally developed video games. This activity has been taking place in communities dedicated to creativity, memorabilia, and fandoms for many years. We intend to support the Reddit user economy by providing our users and creators with the requisite tools and incentives to drive continued creation, improvements, and commerce. In turn, we believe this will open additional monetization channels for Reddit:
1.Developer Platform. We believe that providing developers with additional tools and increased monetization opportunities will further unlock human creativity on Reddit and incentivize continued improvements to the overall user experience and utility of the platform. We believe our developer platform has the potential to become a driver for community-powered innovation and deepen relationships between users and communities; empower users to continuously create, improve, and grow; and ultimately strengthen our community of communities at scale.
2.Contributor Program. As creators, builders, and developers generate value on our platform, we intend to empower these groups to participate in their value creation by receiving monetary benefits from Reddit and other community members. Increasingly, talented individuals are turning to online communities to share their creations with fans, peer creators, and enthusiasts. We are focused on increasing the types of ways that users can recognize contributors with real-world money to incentivize and reward quality content creation. As such, we believe we have an opportunity to supercharge and incentivize content creation, drive further engagement, and allow us to grow new revenue streams beyond advertising.
3.Community Marketplace. Reddit is home to many vibrant user-to-user marketplaces (like r/  PhotoshopRequest, r/ Watchexchange, and r/ SneakerMarket) that enable real-life commerce of digital and physical goods. As of December 31, 2023, we had cumulatively seen over 60,000 photoshop requests and 20,000 watches sold on r/ PhotoshopRequest and r/ Watchexchange, respectively. We also have a Collectible Avatars Creator Program, which empowers users to create, own, and monetize their artistic creations, and for which we receive a portion of the primary sales and royalty fees. Since launching in July 2022, over 30 million connected wallets have been activated.
Our Market Opportunity
We have a long and successful history of evolving with the internet, and are continuing to develop new market opportunities:
Advertising
People come to Reddit in many ways, and the core of our monetization is through advertising solutions based on user engagement. By 2027, we estimate our total addressable market globally from advertising, excluding China and Russia, to be $1.4 trillion.
Our market opportunity is based on the digital advertising market excluding China and Russia, and consists of desktop and mobile web, display, video, and social direct response ads, in addition to search advertising. Using estimates from S&P Global Market Intelligence’s Global Advertising Expenditure Forecasts, we believe this market is $1.0 trillion today, excluding China and Russia, and is expected to grow at a CAGR of 8% to $1.4 trillion in 2027. Additionally, as we continue to build out our search capabilities, we believe we can more fully address the $750 billion opportunity in search advertising that S&P Global Market Intelligence estimates the market to be in 2027.
Data Licensing
Given the value of Reddit’s data in sentiment analysis and trend identification, we believe that there is an emerging opportunity in data licensing. As LLMs continue to grow, we believe that Reddit will be core to the capabilities of organizations that use data as well as the next generation of generative AI and LLM platforms. Using estimates from International Data Corporation’s (“IDC”) Artificial Intelligence Tracker, the broader AI market, excluding China and Russia, is expected to grow at a CAGR of 20% to $1.0 trillion in 2027. We believe the importance of data to all types of analytics and AI, from training, to testing and refining models, positions us well to tap into this strong market.
User Economy
Commerce is already at the core of many communities today. As we introduce new ways to enable developers to add additional functionality to their communities, we believe there will be further development of economic features on Reddit (e.g., games). We see informal exchanges today of digital goods, services, and even physical goods. We recognize the opportunity that commerce presents and we have continued to invest in the future of Reddit’s user economy. Using estimates from IDC’s Consumer Market Model and focusing on six core geographies (United States, Canada, Australia, Western Europe, India, and Latin America), we believe this market size is $1.3 trillion today, and it is expected to grow at a CAGR of 12% to $2.1 trillion in 2027. We believe that over time, we can generate revenue based on the volume of commerce that is conducted on Reddit.
Risks Associated with Our Business
Our business is subject to a number of risks of which you should be aware before making a decision to invest in our Class A common stock. These risks are more fully described in “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:
•If we fail to increase or retain our user base, and in particular, our DAUq, or if user engagement declines, our business, results of operations, financial condition, and prospects will be harmed.
•If Redditors do not continue to contribute content or their contributions are not valuable or appealing to other Redditors, we may experience a decline in the number of Redditors accessing our products and services and in user engagement, which could result in the loss of advertisers and may harm our reputation, business, results of operations, financial condition, and prospects.
•Our business depends on a strong brand and reputation, and if we are unable to maintain and enhance our brand and reputation, our ability to expand our user and advertiser bases will be impaired and our business, results of operations, financial condition, and prospects could be harmed.
•Changes in internet search engine algorithms and dynamics could have a negative impact on traffic for our website and, ultimately, our business, results of operations, financial condition, and prospects.
•We have a history of net losses and we may not be able to achieve or maintain profitability in the future.
•Our results of operations may fluctuate from quarter to quarter, which makes them difficult to predict.
•We are in the early stages of monetizing our business and there is no assurance we will be able to scale our business for future growth.
•We generate substantially all of our revenue from advertising. The failure to attract new advertisers, the loss of advertisers, or the reduction of or failure by advertisers to maintain or increase their advertising budgets would adversely affect our business.
•We may not succeed in further expanding and monetizing our platform internationally and may be subject to increased international business and economic risks.
•We are exploring business opportunities in licensing data, but we are in the early stages and the market is new and evolving rapidly.
•Our business, results of operations, financial condition, and prospects may be harmed by our failure to timely and effectively scale and adapt our existing technology and infrastructure.
•We anticipate that our ongoing efforts related to data privacy, safety, security, and content review will identify instances of misuse of user data or other undesirable activity by third parties on our platform.

•If our security measures are breached, or if our products and services are subject to attacks involving our systems or data, some of which contain personal information, or that degrade or deny the ability of users to access our products and services, our products and services may be perceived as not being secure, Redditors and advertisers may curtail or stop using our products and services, and our reputation, business, results of operations, financial condition, and prospects could be harmed.
•Redditor growth and engagement depends upon effective interoperation with operating systems, networks, devices, web browsers, online application stores, regulations, and standards that we do not control. Changes in our products or to those operating systems, networks, devices, web browsers, online application stores, regulations, or standards may harm Redditor retention, growth, and engagement, which could harm our business, results of operations, financial condition, and prospects.
•Our business is subject to increasingly complex and evolving laws, rules, regulations, industry standards, and other legal obligations regarding content, consumer protection, competition, privacy, and other matters. Failure to comply with such laws, rules, regulations, industry standards, and other legal obligations could harm our business.
•Interest in our Class A common stock from retail and other individual investors, for reasons unrelated to our underlying business or macro or industry fundamentals, could result in increased volatility in the market price of our Class A common stock.
•The multi-class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the listing of our Class A common stock on the NYSE, including our directors, executive officers, and 5% stockholders, and their respective affiliates, who will hold in the aggregate     % of the voting power of our capital stock following the offering. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any major corporate transaction requiring stockholder approval, including change of control transactions.
•We intend to enter into a governance agreement that grants our principal stockholder certain rights with respect to the control and management of our business, which may prevent us from taking actions that may be beneficial to us and our other stockholders.
•Redditors’ participation in this offering could result in increased volatility in the market price of our Class A common stock.
Corporate Information
We were incorporated as a Delaware corporation in May 2011. Our principal executive offices are located at 303 2nd Street, South Tower, 5th Floor, San Francisco, California 94107, and our telephone number is (415) 494-8016. Our corporate website address is www.redditinc.com. Information contained on, or that can be accessed through, www.redditinc.com, www.reddit.com, or our mobile applications do not constitute part of this prospectus, and the inclusion of our website address and references to any subreddits in this prospectus are inactive textual references only.
Channels for Disclosure of Information
Investors, the media, and others should note that, after the completion of this offering, we intend to announce material information to the public through filings with the Securities and Exchange Commission, the investor relations page on our website, press releases, public conference calls, webcasts, and on the subreddits r/ RDDT and r/ reddit, available at www.reddit.com/r/RDDT and www.reddit.com/r/reddit, respectively. The information disclosed by the foregoing channels could be deemed to be material information. As such, following this offering, we encourage investors, the media, and others to follow the channels listed above and to review the information disclosed through such channels.

Implications of Being an Emerging Growth Company
We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). We will remain an emerging growth company until the earliest of: (i) the last day of the fiscal year following the fifth anniversary of the completion of this offering; (ii) the last day of the fiscal year in which we have total annual gross revenue of at least $1.235 billion; (iii) the last day of the fiscal year in which we are deemed to be a “large accelerated filer” as defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which would occur if the market value of our common stock held by non-affiliates exceeded $700.0 million as of the last business day of the second fiscal quarter of such year; or (iv) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. An emerging growth company may take advantage of specified reduced reporting requirements and is relieved of certain other significant requirements that are otherwise generally applicable to public companies. As an emerging growth company:
•we will present in this prospectus only two years of audited annual financial statements, plus any required unaudited financial statements, and related management’s discussion and analysis of financial condition and results of operations;
•we will avail ourselves of the exemption from the requirement to obtain an attestation and report from our independent registered public accounting firm on the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act of 2002;
•we will provide less extensive disclosure about our executive compensation arrangements; and
•we will not require stockholder non-binding advisory votes on executive compensation or golden parachute arrangements.
In addition, the JOBS Act provides that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies through December 31, 2022. As a result, our financial statements for the year ended December 31, 2022 may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. Beginning January 1, 2023, we have elected to irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, we will comply with new or revised accounting standards at the time when adoption of such standards is required for public companies that are non-emerging growth companies.

THE OFFERING

Class A common stock offered by us	shares

Class A common stock offered by the selling stockholders	shares
Over-allotment option to purchase additional shares of Class A common stock from us	shares

Class A common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their over-allotment option in full)

Class B common stock to be outstanding immediately after this offering	shares

Class C common stock to be outstanding immediately after this offering	None

Class A, Class B, and Class C common stock to be outstanding immediately after this offering	shares (or shares if the underwriters exercise their over-allotment option in full)

Use of proceeds
We estimate that we will receive net proceeds from this offering of approximately $                (or $                if the underwriters exercise their over-allotment option in full), based upon an assumed initial public offering price of $           per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds to in-license, acquire, or invest in complementary technologies, assets, or intellectual property. We periodically evaluate strategic opportunities; however, we have no current commitments for any material acquisitions or investments at this time. We intend to use approximately $                of the net proceeds to satisfy tax withholding obligations related to the RSU Net Settlement (as defined below) and for certain other RSUs and PRSUs (each as defined below) that will begin to vest in connection with, and after the completion of, this offering.
We will have broad discretion in the way that we use the net proceeds of this offering. See “Use of Proceeds” for more information.
We will not receive any proceeds from the sale of Class A common stock in this offering by the selling stockholders.

Voting rights
Shares of our Class A common stock are entitled to one vote per share.
Shares of our Class B common stock are entitled to 10 votes per share.
Shares of our Class C common stock are entitled to no votes per share.

Holders of our Class A and Class B common stock will generally vote together as a single class, unless otherwise required by law, our amended and restated certificate of incorporation, or our amended and restated bylaws. The holders of our outstanding Class B common stock will hold approximately           % of the voting power of our outstanding capital stock after the completion of this offering, with our directors and executive officers and their affiliates holding approximately           %, after giving effect to the voting agreement to be entered into between Advance Magazine Publishers Inc. (“Advance”), our principal stockholder, and Steven Huffman, our Chief Executive Officer and President and a member of our board of directors, and assuming no exercise by the underwriters of their option to purchase additional shares to cover over-allotments. Accordingly, such holders will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction, subject to the rights granted to Advance in the governance agreement that we intend to enter into with Advance and Mr. Huffman in connection with this offering. See “Principal and Selling Stockholders,” “Description of Capital Stock,” and “Certain Relationships and Related-Party Transactions—Governance Agreement” for more information.

Directed share program
As a community platform, Reddit is committed to providing users and moderators with an opportunity to participate in this offering. At our request, and reflecting our desire to set aside a significant number of shares for certain of our users and moderators, the underwriters have reserved up to                 shares of our Class A common stock, or           % of the shares offered by us in this offering, for sale at the initial public offering price through a directed share program to:
•eligible Reddit users and moderators; and
•friends and family members of certain of our employees and directors.
Users and moderators who created an account on or before January 1, 2024 are potentially eligible for the directed share program. Eligible participants must reside in the United States and be at least 18 years of age. Further, eligible users and moderators must be in good standing on our platform and cannot be a current or former Reddit employee.

We will invite users and moderators to participate in the directed share program in six phased priority tiers. We will assign each eligible participant to a tier based on that participant’s contributions to Reddit. User contributions will be measured in karma (a user’s reputation score that reflects their community contributions). Moderator contributions will be measured by membership and moderator actions on our platform. If demand for the directed share program in an earlier tier exceeds capacity, eligible users and moderators will have the option to join a waitlist. An invitation to participate in the directed share program does not guarantee that the participant will receive an allocation of shares. Accordingly, we cannot provide any assurance that any eligible participant will receive an invitation or an allocation in the directed share program.
Shares purchased through the directed share program will not be subject to the terms of the lock-up agreement or market standoff restrictions.
The number of shares of Class A common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus.                    will administer our directed share program.
See “Underwriters—Directed Share Program” for more information.

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding whether to invest in our Class A common stock.

Proposed New York Stock Exchange symbol	“RDDT”
In this prospectus, the number of shares of our common stock to be outstanding after this offering is based on                shares of our Class A common stock and           shares of our Class B common stock outstanding as of December 31, 2023, in each case, after giving effect to the Preferred Stock Conversion, the Option Exercise, and the RSU Net Settlement (each as defined below), and no shares of Class C common stock outstanding.
The number of shares of our common stock to be outstanding after this offering does not include:
•                shares of our Class A common stock issuable upon the exercise of outstanding stock options as of December 31, 2023, having a weighted-average exercise price of $           per share (after giving effect to the Option Exercise);
•                shares of our Class B common stock issuable upon the exercise of outstanding stock options as of December 31, 2023, having a weighted-average exercise price of $           per share (after giving effect to the Option Exercise);
•15,198,345 RSUs for shares of our Class A common stock subject to service-based, performance-based, and/or liquidity-based vesting conditions outstanding as of December 31, 2023, for which the service-based and/or performance-based vesting condition was not yet satisfied as of December 31, 2023 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that satisfaction of the service-based and/or performance-based vesting conditions of certain of these RSUs through              , 2024 will result in the net issuance of              shares of Class A common stock, after

withholding an aggregate of               shares of Class A common stock to satisfy associated estimated tax withholding and remittance obligations in connection with the RSU Net Settlement);
•747,628 RSUs for shares of our Class B common stock subject to service-based, performance-based, and/or liquidity-based vesting conditions outstanding as of December 31, 2023, for which the service-based and/or performance-based vesting condition was not yet satisfied as of December 31, 2023 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that satisfaction of the service-based and/or performance-based vesting conditions of certain of these RSUs through                   , 2024 will result in the net issuance of                    shares of Class B common stock, after withholding an aggregate of                 shares of Class B common stock to satisfy associated estimated tax withholding and remittance obligations in connection with the RSU Net Settlement);
•20,000 performance-based RSUs (“PRSUs”) outstanding as of December 31, 2023, covering shares of our Class A common stock that will vest if our market capitalization exceeds $25.0 billion as of the tenth trading day following completion of this offering; provided, however, that if such market capitalization valuation is not met, such shares will be forfeited in full (see “Executive and Director Compensation—Narrative to the Summary Compensation Table” for more information);
•662,447 PRSUs outstanding as of December 31, 2023, covering shares of our Class B common stock that are issuable upon satisfaction of performance-based or market-based vesting conditions for which the performance-based or market-based vesting condition was not yet satisfied as of December 31, 2023, which will vest if our market capitalization exceeds $5.0 billion (see “Executive and Director Compensation—Outstanding Equity Awards at Year-End” and “Capitalization—Vesting of Outstanding CEO Equity Award at Certain Trading Prices” for more information);
•                shares of our Class A common stock reserved for future issuance under our 2024 Incentive Award Plan (the “2024 Plan”), which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, including                 new shares and the number of shares (i) that remain available for grant of future awards under our 2017 Equity Incentive and Grant Plan (as amended, the “2017 Plan”) at the time the 2024 Plan becomes effective, which shares will cease to be available for issuance under the 2017 Plan at such time and (ii) underlying outstanding stock-based compensation awards granted under the 2017 Plan, our 2012 Stock Option and Grant Plan, the Spiketrap Inc. Amended and Restated 2019 Equity Incentive Plan, the Dubsmash Inc. 2018 Stock Plan, or the Spell, Inc. 2017 Stock Plan (such awards outstanding under such plans, the “Prior Plan Awards”) that expire, or are cancelled, forfeited, reacquired, or withheld;
•          shares of our Class A common stock reserved for future issuance under our Employee Stock Purchase Plan (the “ESPP”), which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective; and
•1,337,205 shares of our Class A common stock reserved for issuance to fund and support our community impact initiatives and other charitable activities.
The 2024 Plan and ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See “Executive and Director Compensation—Equity Incentive Plans” for more information.
Except as otherwise indicated, all information in this prospectus assumes or gives effect to:
•the adoption, filing, and effectiveness of our amended and restated certificate of incorporation immediately prior to the completion of this offering;
•the conversion of all outstanding shares of our convertible Series F-1 preferred stock outstanding into 5,104,017 shares of our Class A common stock immediately prior to the completion of this offering and the conversion of all outstanding shares of our convertible Series A, Series A-1, Series B, Series C, Series D, Series D-1, Series E, and Series F preferred stock outstanding into 67,917,432 shares of our Class B common stock immediately prior to the completion of this offering (the “Preferred Stock Conversion”);

•the cash exercise of stock options to purchase              shares of our Class A common stock and               shares of our Class B common stock in connection with this offering by certain selling stockholders, with a weighted-average exercise price of $       and $          per share, respectively, for total gross proceeds to us of approximately $              , by certain selling stockholders in connection with the sale of all or a portion of such shares by such selling stockholders in this offering, as described in “Principal and Selling Stockholders” (the “Option Exercise”);
•the net issuance of                 shares of our Class A common stock and                 shares of our Class B common stock in connection with the vesting and settlement of certain RSUs outstanding as of                , 2024, for which the service-based vesting condition was satisfied as of                , 2024 and the liquidity-based vesting condition will be satisfied in connection with this offering, after giving effect to the withholding of               shares of Class A Common Stock and              Class B Common Stock to satisfy the estimated tax withholding and remittance obligations (based on the assumed initial public offering price of $           per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and on an assumed           % tax withholding rate) (the “RSU Net Settlement”);
•no exercise of outstanding stock options or settlement of outstanding RSUs or PRSUs after December 31, 2023, except for the Option Exercise and the RSU Net Settlement, each as described above; and
•no exercise of the underwriters’ over-allotment option to purchase additional shares from us.

SUMMARY CONSOLIDATED FINANCIAL DATA
The following tables set forth our summary consolidated financial data. The summary consolidated statements of operations data for the years ended December 31, 2022 and 2023 and the summary consolidated balance sheet data as of December 31, 2022 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.
You should read the following summary consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the consolidated financial statements and related notes.

	Year ended December 31,
	2022	2023
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenue	$666,701	$804,029
Costs and expenses:
Cost of revenue	104,799	111,011
Research and development	365,164	438,346
Sales and marketing	225,078	230,175
General and administrative	143,822	164,658
Total costs and expenses	838,863	944,190
Income (loss) from operations	(172,162)	(140,161)
Other income (expense), net	14,234	53,138
Income (loss) before income taxes	(157,928)	(87,023)
Income tax expense (benefit)	622	3,801
Net income (loss)	$(158,550)	$(90,824)
Net income (loss) per share attributable to Class A and Class B common stock, basic and diluted(1)	$(2.77)	$(1.54)
Weighted-average shares of Class A and Class B common stock used to compute net income (loss) per share, basic and diluted	57,251,112	59,138,086
Unaudited pro forma net income (loss) per share attributable to Class A and Class B common stock, basic and diluted
Unaudited pro forma weighted-average shares of common stock used to compute pro forma net income (loss) per share attributable to Class A and Class B common stock, basic and diluted
Other Financial Information:
Adjusted EBITDA(2)	$(108,393)	$(69,275)
Net cash provided by (used in) operating activities	$(94,021)	$(75,114)
Free Cash Flow(3)	$(100,254)	$(84,838)
________________
(1)See Note 4—Net Income (Loss) per Share of the notes to our consolidated financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net income (loss) per share attributable to Class A and Class B common stock. The rights, including the liquidation and dividend rights, of Class A and Class B common stock are substantially identical other than voting rights. Accordingly, the Class A and Class B common stock share in our net income (loss).
(2)See “—Adjusted EBITDA” below for more information and for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).
(3)See “—Free Cash Flow” below for more information and for a reconciliation of Free Cash Flow to net cash provided by (used in) operating activities, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

		December 31, 2023
	December 31, 2022	Actual	Pro forma(1)	Pro forma as adjusted(2)(3)
			(unaudited)
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and marketable securities	$1,266,544	$1,213,122	$	$
Working capital	1,377,470	1,346,117	—	—
Total assets	1,599,711	1,596,467	—	—
Total liabilities	125,283	155,897	—	—
Convertible preferred stock	1,853,492	1,853,492	—	—
Additional paid-in capital	250,460	302,820	—	—
Accumulated deficit	(625,738)	(716,562)	—	—
Total stockholders’ equity (deficit)	(379,064)	(412,922)	—	—
________________
(1)The pro forma column above reflects (i) the Preferred Stock Conversion; (ii) the Option Exercise; (iii) the RSU Net Settlement; (iv) the increase in accrued expenses and other current liabilities and an equivalent decrease in additional paid-in capital of $           in connection with the estimated tax withholding obligations related to the RSU Net Settlement; (v) stock-based compensation expense of approximately $493.7 million associated with RSUs subject to service-based, performance-based, and/or liquidity-based vesting conditions outstanding as of December 31, 2023, for which the service-based and/or performance-based vesting condition was satisfied as of December 31, 2023 and for which the liquidity-based vesting condition will be satisfied in connection with this offering, as further described in Note 14—Stock-Based Compensation of the notes to our consolidated financial statements; and (vi) the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect immediately prior to the completion of this offering. The pro forma adjustment related to stock-based compensation expense of approximately $493.7 million has been reflected as an increase to additional paid-in capital and accumulated deficit.
(2)The pro forma as adjusted column above gives effect to (i) the pro forma adjustments set forth above, (ii) our receipt of estimated net proceeds from the sale of shares of Class A common stock that we are offering at an assumed initial public offering price of $           per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the receipt by us of net proceeds of approximately $           in connection with the Option Exercise, and (iv) the use of a portion of the net proceeds from this offering, together with existing cash and cash equivalents, if necessary, to satisfy the estimated tax withholding and remittance obligations related to the RSU Net Settlement.
(3)Each $1.00 increase (decrease) in the assumed initial public offering price of $           per share of our Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash, cash equivalents, and marketable securities by approximately $               , and each of our pro forma as adjusted total stockholders’ equity and total capitalization by approximately $               , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) each of our pro forma as adjusted cash, cash equivalents, and marketable securities, total stockholders’ equity, and total capitalization by approximately $          , assuming the assumed initial public offering price of $           per share of our Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Non-GAAP Financial Measures
We use certain non-GAAP financial measures to supplement our consolidated financial statements, which are presented in accordance with U.S. GAAP, to evaluate our core operating performance. These non-GAAP financial measures include Adjusted EBITDA and Free Cash Flow. We use these non-GAAP financial measures to facilitate reviews of our operational performance and as a basis for strategic planning. By excluding certain items that are non-recurring or not reflective of the performance of our normal course of business, we believe that Adjusted EBITDA and Free Cash Flow provide meaningful supplemental information regarding our performance. Accordingly, we believe these non-GAAP financial measures are useful to investors and others because they allow investors to supplement their understanding of our financial trends and evaluate our ongoing and future performance in the same manner as management. However, there are a number of limitations related to the use of non-GAAP financial measures as they reflect the exercise of judgment by our management about which expenses are excluded or included in determining these non-GAAP measures. These non-GAAP measures should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these non-GAAP financial measures differently or not at all, which reduces their usefulness as comparative measures.
Adjusted EBITDA
Adjusted EBITDA is defined as net income (loss) excluding interest (income) expense, net, income tax expense (benefit), depreciation and amortization, stock-based compensation expense and related taxes, other (income) expense, net, and certain other non-recurring or non-cash items impacting net income (loss) that we do not consider indicative of our ongoing business performance. Other (income) expense, net consists primarily of realized gains and losses on sales of marketable securities, foreign currency transaction gains and losses, and other income and expense that are not indicative of our core operating performance. To evaluate our core operating results, we exclude other (income) expense, net from Adjusted EBITDA. We consider the exclusion of certain non-recurring or non-cash items in calculating Adjusted EBITDA to provide a useful measure for investors and others to evaluate our operating results in the same manner as management.
The following table presents a reconciliation of our net income (loss), the most directly comparable financial measure presented in accordance with U.S. GAAP, to Adjusted EBITDA:

	Year ended December 31,
	2022	2023
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net income (loss)	$(158,550)	$(90,824)
Add (deduct):
Interest (income) expense, net	(15,681)	(53,281)
Income tax expense (benefit)	622	3,801
Depreciation and amortization(1)	8,000	13,702
Stock-based compensation expense and related taxes(2)	55,768	49,086
Restructuring costs(3)	—	8,098
Other (income) expense, net	1,448	143
Adjusted EBITDA	$(108,393)	$(69,275)

________________
(1)Includes depreciation and amortization as follows:

	Year ended December 31,
	2022	2023
	(in thousands)
Cost of revenue	$714	$152
Research and development	4,687	8,001
Sales and marketing	1,768	4,340
General and administrative	831	1,209
Depreciation and amortization	$8,000	$13,702
(2)Includes stock-based compensation expense and related taxes as follows:

	Year ended December 31,
	2022	2023
	(in thousands)
Cost of revenue	$133	$101
Research and development	35,917	24,334
Sales and marketing	7,678	5,678
General and administrative	12,040	18,973
Stock-based compensation expense and related taxes	$55,768	$49,086
In connection with secondary sales of our common stock, stock-based compensation expense for the year ended December 31, 2023 included $5.7 million for the amount paid in excess of the estimated fair value of the common stock as of the date of the transactions.
(3)During the year ended December 31, 2023, we incurred restructuring costs of $8.1 million, primarily composed of severance and benefits expense, in connection with reductions in our workforce. These charges are non-recurring and are not reflective of underlying trends in our business.
Free Cash Flow
Free Cash Flow represents net cash provided by (used in) operating activities less purchases of property and equipment. We believe that Free Cash Flow is useful to investors as a liquidity measure because it measures our ability to generate or use cash. Once our business needs and obligations are met, cash can be used to maintain a strong balance sheet and invest in future growth. Additionally, we believe that Free Cash Flow is an important measure since we use third-party infrastructure partners to host our services and therefore we do not incur significant capital expenditures to support revenue generating activities.
The following table presents a reconciliation of net cash provided by (used in) operating activities, the most directly comparable financial measure calculated in accordance with U.S. GAAP, to Free Cash Flow:

	Year ended December 31,
	2022	2023
	(in thousands)
Reconciliation of Free Cash Flow:
Net cash provided by (used in) operating activities	$(94,021)	$(75,114)
Less:
Purchases of property and equipment	(6,233)	(9,724)
Free Cash Flow	$(100,254)	$(84,838)

RISK FACTORS
Investing in our Class A common stock involves a high degree of risk. You should carefully consider the risks described below as well as the other information in this prospectus, including our consolidated financial statements and the notes thereto, and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our Class A common stock. The occurrence of any of the events or developments described below could adversely affect our business, results of operations, financial condition, reputation, and prospects. In such an event, the market price of our Class A common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently believe are not material may also impair our business, results of operations, financial condition, and prospects.
Risks Related to Our Business
If we fail to increase or retain our user base, and in particular, our DAUq, or if user engagement declines, our business, results of operations, financial condition, and prospects will be harmed.
The size of our user base and their level of engagement are critical to our success. Our financial performance has been, and will continue to be, significantly determined by our success in growing our user base so that we add Redditors, and those Redditors become more active users—more specifically, daily active uniques (“DAUq”). We define a user whom we can identify with a unique identifier who has visited a page on the Reddit website, www.reddit.com, or opened a Reddit application at least once during a 24-hour period as a DAUq. DAUq is a user metric utilized by our management team. While it may be used to gauge usage of our platform, it may not correlate to revenue. We also measure weekly active uniques (“WAUq”) to help us understand the reach of our platform. We may not be successful in our strategies to convert monthly users or WAUq into more DAUq.
If our platform is not perceived to be high-quality, relevant, reliable, trustworthy, or innovative, we may not be able to attract or retain Redditors or otherwise maintain or increase the frequency and duration of their engagement. In addition, in order to grow, we need to penetrate additional demographics. We may not be able to increase the number of Redditors in other demographics, and as a result, our user base may not grow.
Additionally, the absolute number of our DAUq and our DAUq growth rate has decreased in the past and may fluctuate or decrease in one or more markets from time to time due to various factors, especially after periods of high growth, such as we have experienced recently. For example, although we saw increased growth in our user base during the COVID-19 pandemic, we experienced lower levels of DAUq growth and declining DAUq as the effects of the COVID-19 pandemic subsided. DAUq has also declined in the past in periods following usage peaks surrounding certain worldwide events, such as the onset of the conflict between Russia and Ukraine in the three months ended March 31, 2022, and cultural trends, including video game releases, such as Elden Ring in the three months ended March 31, 2022, and traffic related to r/wallstreetbets in the three months ended March 31, 2021. These usage peaks are driven by external factors that are outside of our control. Accordingly, such growth may not be repeatable and we may experience declines in DAUq in the future in similar circumstances. DAUq has also been volatile during community responses to domestic and international social unrest as well as in response to actions by us. We saw increased growth in our user base in the three months ended December 31, 2023, which may have been driven in part by performance improvements in our product and possibly by migration of usage from certain third-party applications in response to changes in our application program interface (“API”) policies. Such growth may not be sustainable. Also, in December 2023, logged-out users comprised 75% of the incremental users added since July 2023, and logged-out users typically come to Reddit via search engines, spend less time on the site, and do not monetize at the same rate as logged-in users. Furthermore, we anticipate that our DAUq growth rate will slow over time as the absolute number of our DAUq increases. To the extent our DAUq growth rate slows or becomes negative, our success will increasingly depend on our ability to increase levels of engagement and monetization on our platform, including the level at which users visiting us from search traffic become more frequent users of our platform. A number of factors could harm Redditor growth and engagement, including if:
•Redditors engage with other products, services, or activities as an alternative to ours;

•our competitors incorporate features into their products that are substantially similar to ours or improve upon such features when including them in their products;
•we fail to introduce new and improved products or services or we introduce new or improved products or services that negatively affect Redditor engagement;
•we are unable to convert DAUq who come to our platform through internet search engines to sign-up and log in;
•Redditors feel that their Reddit experience is diminished as a result of our decisions with respect to the frequency, prominence, and size of ads that we display, or the quality of the ads displayed;
•influential Redditors or certain demographics of Redditors conclude that an alternative product or service better meets their needs;
•we are unable to convince new Redditors of the value and usefulness of our products and services;
•technical or other problems prevent us from delivering our products or services in a rapid and reliable manner or otherwise negatively affect Redditors’ experience with our platform;
•Redditors have difficulty installing, updating, or otherwise accessing our products on mobile devices or prefer to utilize third-party applications that have shut down or no longer integrate with our platform;
•there are disruptions to the normal operation of our communities, including as a result of actions or inactions by our volunteer moderators;
•Redditors are unable to locate content that is interesting, useful, relevant, reliable, high-quality, or trustworthy to them, or otherwise find content available on our platform offensive, inappropriate, hostile, or otherwise objectionable;
•there are Redditor concerns related to privacy and communication, safety, security, or other factors or changes to our platform or policies are not well received by Redditors;
•we are unable to combat harmful or inappropriate usage of our platform;
•there are adverse changes in our products or services that are mandated by, or that we elect to make to address, legislation, regulatory authorities, or litigation, including settlements;
•we fail to keep pace with evolving online, market, and industry trends; or
•we are the subject of adverse media reports or other negative publicity.
We believe that sustained meaningful active Redditor growth is dependent on improving our products and services to demonstrate our value proposition to a larger audience, which we believe may take a considerable amount of time. If we are unable to increase our DAUq, or its growth rate, or if this metric declines, our products and services could be less attractive to potential new users, as well as to advertisers, which would harm our business, results of operations, financial condition, and prospects.
If Redditors do not continue to contribute content or their contributions are not valuable or appealing to other Redditors, we may experience a decline in the number of Redditors accessing our products and services and in user engagement, which could result in the loss of advertisers and may harm our reputation, business, results of operations, financial condition, and prospects.
Our success depends on our ability to provide users of our products and services with valuable content, which in turn depends on the content contributed by Redditors. We seek to foster a broad and engaged Redditor community. If Redditors do not continue to contribute content and otherwise engage with our platform, and we are unable to provide Redditors with valuable and timely content, our user base and their engagement may decline. A large portion of the content on our platform comes from a small number of Redditors contributing to communities (which are also known as subreddits). If prolific Redditors do not continue to contribute content and otherwise engage with our platform, or decide to leave our platform and encourage other Redditors to follow them to a new platform, our user base and their engagement may decline. Our platform may also be used by third parties to disseminate abusive or other harmful content in violation of our terms and applicable law. We may not proactively discover or quickly respond to such content once alerted to it due to our scale and the limitations of existing technology and operational infrastructure. If we are unable to successfully prevent or detect and timely address abusive or other harmful behavior on our platform, our user base and their engagement may decline. Additionally, in keeping with our mission to bring belonging to everyone in the world, our site-wide content policy is designed to be protective, but not intrusive. If Redditors perceive the content available on Reddit to be offensive, inappropriate, hostile, or otherwise objectionable, we may experience a decline in user activity generally, or among certain demographics. We generate substantially all of our revenue from the sale of advertising services. If we experience a decline in the number of Redditors, or a decrease in Redditor growth rate or engagement, including as a result of lack of valuable or appealing content, or the loss of influential Redditors or subreddits, advertisers may not view our products and services as attractive for their marketing expenditures, and may reduce their spending with us, which would harm our reputation, business, results of operations, financial condition, and prospects.
Our business depends on a strong brand and reputation, and if we are unable to maintain and enhance our brand and reputation, our ability to expand our user and advertiser bases will be impaired and our business, results of operations, financial condition, and prospects could be harmed.
We believe that our brand identity and reputation, including that our service is an empowering environment, has significantly contributed to the success of our business. We also believe that maintaining and enhancing the “Reddit” brand and reputation is critical to retaining and growing our user and advertiser bases. We anticipate that maintaining and enhancing our brand and reputation will depend largely on our continued ability to provide high-quality, relevant, reliable, trustworthy, and innovative products, which may require substantial investment and may not be successful. We may need to introduce new products or updates to existing products that require Redditors to agree to new terms of service that Redditors do not like, which may negatively affect our brand and reputation. Additionally, advertisements or actions of our advertisers may affect our brand and reputation if Redditors do not think the advertisements help them accomplish their objectives, view the advertisements as intrusive, annoying, or misleading, or have poor experiences with our advertisers.
Our brand and reputation may also be negatively affected by the content or actions of Redditors that are deemed to be offensive, inappropriate, hostile, or otherwise objectionable to other Redditors, by the actions of Redditors acting under false or inauthentic pretenses, by the use of our products or services to disseminate information that is deemed to be misleading, or by the use of our service for illicit, illegal, or objectionable ends. We also may fail to respond expeditiously or at all to the sharing of illegal, illicit, offensive, inappropriate, hostile, or otherwise objectionable content on our platform or to objectionable practices by advertisers, or to otherwise address Redditors’ concerns, which could erode confidence in our brand and damage our reputation. We expect that our ability to identify and respond to such content in a timely manner may decrease as the number of Redditors grows, as the amount of content on our platform increases, or as we expand our product and service offerings, such as an increase in video content. Any governmental or regulatory inquiry, investigation, or action, including based on the appearance of illegal, illicit, or objectionable content on our platform or the failure to comply with applicable laws, rules, and regulations, could damage our brand and reputation, regardless of the outcome.
We receive a high degree of media coverage globally. We have experienced, and expect to continue to experience, media, legislative, governmental, and regulatory scrutiny of our decisions. Unfavorable publicity and scrutiny involving us, including regarding our data privacy, intellectual property, content, or other practices, product changes, product quality, pricing increases, litigation, or regulatory action, or regarding the actions of our employees, Redditors, moderators, or advertisers, or other issues, may significantly harm our brand and reputation, and could adversely affect the size, demographics, engagement, and loyalty of our user base. For instance, in May and June 2023, we experienced negative publicity as a result of our API policy changes. In addition, unfavorable publicity and scrutiny of other companies in our industry, including controversies surrounding their product design choices, content-related decisions, or their data privacy practices, could also have a negative impact on our brand and reputation. These concerns, whether actual or unfounded, may also deter Redditors or advertisers from using our service.

In addition, we may fail to adequately address the needs of Redditors or our advertisers, which could erode confidence in our brand and damage our reputation. If we fail to promote and maintain the “Reddit” brand or preserve our reputation, or if we incur excessive expenses in this effort, our business, results of operations, financial condition, and prospects could be harmed.
Changes in internet search engine algorithms and dynamics could have a negative impact on traffic for our website and, ultimately, our business, results of operations, financial condition, and prospects.
Our success depends partly on our ability to attract online visitors to our website. We rely, in part, on internet search engines, such as Google, to generate traffic to our website, primarily through free or organic searches. Search engines frequently update and change the logic that determines the placement and display of the results of a user’s search, such that the purchased or algorithmic placement of links to our websites may be ranked lower in the search results or otherwise less visible in a user’s search. In addition, a search engine could, for competitive or other purposes, alter its search algorithms or results, causing our website to place lower in organic search query results. If a major search engine changes its algorithms in a manner that negatively affects the search engine ranking of our website or those of our partners, our business, results of operations, financial condition, and prospects could be adversely affected.
We have a history of net losses and we may not be able to achieve or maintain profitability in the future.
We have incurred net losses since our inception, and we may incur net losses in the future. We incurred net losses of $(158.6) million and $(90.8) million for the years ended December 31, 2022 and 2023, respectively. As of December 31, 2023, we had an accumulated deficit of $(716.6) million. We also expect our operating expenses to increase in future periods, and if our revenue growth does not increase to more than offset these anticipated increases in our operating expenses, our business, results of operations, financial condition, and prospects will be harmed, and we may not be able to achieve or maintain profitability. While we have recently undertaken cost reduction measures, we expect our costs and expenses to increase in future periods as we intend to continue to make significant investments to broaden our user base, develop and implement new products, market new and existing products and promote our brand, expand our technical infrastructure, and hire additional employees (with a related expected increase in payroll and stock-based compensation expense). Some of these investments may generate only limited revenue and reduce our operating margin. If our investments are not successful, our ability to increase revenue may be adversely affected. In addition to the expected costs to grow our business, we also expect to incur significant additional legal, accounting, and other expenses as a newly public company. If we fail to increase our revenue to exceed the increases in our operating expenses, we will not be able to achieve or maintain profitability in the future.
Our results of operations may fluctuate from quarter to quarter, which makes them difficult to predict.
Our quarterly results of operations have fluctuated in the past and will fluctuate in the future, based on the seasonality of our business as well as external factors impacting the global economy. For example, we have historically seen an increase in usage and advertiser spending in the fourth quarter, at least in part due to the holiday season, typically followed by a weaker first quarter. As a result, our past quarterly results of operations are not necessarily indicative of future performance. Our results of operations and financial condition in any given quarter can be influenced by numerous factors, many of which we are unable to predict or are outside of our control, including:
•our ability to maintain and grow our DAUq, as well as users’ activity on Reddit;
•the level of demand for our products and services;
•the development and introduction or termination of new products, features, or services by us or our competitors;
•seasonal or other fluctuations in spending by our advertisers or in Redditor usage or engagement on our platform, including, but not limited to, around significant planned events such as the Super Bowl and unplanned ones like natural disasters or touted video game releases;

•our ability to attract and retain advertisers;
•our pricing models and our ability to maintain or improve revenue and operating margins;
•increases in marketing, sales, and other operating expenses that we may incur to grow and expand our operations and to remain competitive;
•our ability to successfully expand internationally and penetrate key demographics;
•the timing, cost of, and mix of new and existing marketing and promotional efforts;
•our ability to maintain operating margins, cash used in operating activities, and Free Cash Flow;
•system failures or actual or perceived data breaches or other security or privacy-related incidents, and the costs associated with such failures, breaches, and remediations;
•inaccessibility of our platform, or certain features within our platform, due to third-party action or inaction;
•increases in stock-based compensation expense;
•our ability to effectively incentivize our workforce;
•costs related to the acquisition of businesses, talent, technologies, or intellectual property, including potentially significant amortization costs;
•adverse litigation judgments, settlements, or other litigation- and dispute-related costs;
•changes in the legislative or regulatory environment, including with respect to privacy and data protection, consumer protection, and liability resulting from user-generated content, or enforcement by government regulators, including fines, orders, or consent decrees;
•fluctuations in the market values of our portfolio investments and interest rates or impairments of any assets on our balance sheet;
•changes in our effective tax rate;
•changes in accounting standards, policies, guidance, interpretations, or principles; and
•changes in domestic and global business or verticals or macroeconomic conditions.
Given our limited effective operating history as an independent company and the rapidly evolving markets in which we compete, our historical results of operations may not be useful to you in predicting our future results of operations. In addition, global economic concerns and geopolitical conditions continue to create uncertainty and unpredictability, have resulted, and may in the future result, in certain advertisers pausing campaigns or reducing their marketing budgets with us or in general, and add risk to our future outlook. An economic downturn or economic uncertainty in any particular region in which we do business or globally could cause reductions in our revenue, operating margins, and cash flows, increased price competition, and increased operating costs, each of which could adversely affect our business, results of operations, financial condition, and prospects.
We are in the early stages of monetizing our business and there is no assurance we will be able to scale our business for future growth.
We are in the early stages of our monetization efforts, and as such, we are still scaling our advertising revenue model. Our growth strategy depends on, among other things, attracting more advertisers, scaling our business with existing advertisers, and expanding our advertising services, as well as successfully identifying and capturing non-advertising sources of revenue. There is no assurance that this revenue model will be successful or that we will generate increased revenue.

To sustain or increase our advertising revenue, we must attract new advertisers, encourage existing advertisers to maintain or increase their advertising spend on our platform, expand the number of markets where we offer advertising, and increase the breadth and functionality of our advertising services, including new advertising formats and measurement tools. In order to obtain new advertisers and further our relationship with current advertisers, we must increase the amount of monetizable content on our platform, including by increasing the absolute number of DAUq who post and consume content, and our monetization model depends on this engagement. Not all DAUq monetize in the same manner or rate, so we also measure the average revenue per unique (“ARPU”) to help us understand the extent to which we are monetizing DAUq. Much of our DAUq growth to date has come from certain users, such as logged-out users or users located outside the United States, who may represent lower monetization opportunities. There is no assurance that our user growth or engagement strategy will continue to be successful or that we will increase the number of DAUq, ARPU, or the amount of monetizable content on our platform. Without such growth, we could see our supply of monetizable inventory stay constant or decrease, which may limit or hinder our ability to increase revenue.
As we continue to grow our advertiser base, our revenue depends on our ability to effectively serve enough advertisements that meet the objectives of our advertisers while maintaining a high-quality, relevant, reliable, trustworthy, and innovative user experience. If we are unable to do this on our platform due to either a decline in DAUq, or changes in our products or services or Redditor behavior that reduce our ability to display as many advertisements as our advertisers may request, our business, results of operations, financial condition, and prospects would be adversely affected. Our advertising business can be inventory constrained at times, and the attendant impact on the supply and pricing of our advertising inventory could affect the financial performance of our business. We could find ourselves unable to match customer advertising specifications with available inventory, leaving us unable to deliver the advertising inventory requested and receiving less revenue than otherwise expected. This also could put upward pressure on advertising prices and potentially impact the return advertisers get on their spend, which in turn could affect future advertiser spending. To scale the growth of our advertising services, we will have to successfully develop and target ad products tailored to the interests of our advertising customers and our user base, which may require additional user data. If we are unable to do this with the data, technology, and resources available to us, we may need to rely more heavily on alternative revenue sources to grow our business.
We will continue to identify and develop potential new revenue streams. We have explored and continue to explore different ways for Redditors to make money on Reddit, including the Reddit Contributor Program and Reddit Collectible Avatars, while also providing a source of revenue for Reddit as well. We are also exploring reasonable data licensing opportunities as another possible source of revenue where those opportunities do not conflict with our values and the rights of our Redditors. There are many aspects of these possible revenue sources which are novel and untested, which makes it challenging to evaluate the viability of any future revenue opportunities or to identify the risks and challenges we may encounter in seeking to execute on our strategies. To date, we have not generated meaningful revenue from any of these opportunities, and there can be no assurance that we will be successful in generating meaningful revenue from any of these non-advertising sources. If we are unable to succeed in these monetization efforts or identify new revenue opportunities, our business, results of operations, financial condition and prospects could be harmed.
We generate substantially all of our revenue from advertising. The failure to attract new advertisers, the loss of advertisers, or the reduction of or failure by advertisers to maintain or increase their advertising budgets would adversely affect our business.
Substantially all of our revenue is generated from third parties advertising on our platform. For the years ended December 31, 2022 and 2023, approximately 98% of our revenue was generated from third parties advertising on our platform. In addition, a substantial portion of our revenue is derived from a small number of advertisers, with our top ten largest customers accounting for approximately 30% and 26% of our revenue for the years ended December 31, 2022 and 2023, respectively. As is common in our industry, our advertisers do not have long-term advertising commitments with us. In addition, many of our advertisers purchase our advertising services through one of several large advertising agency holding companies. Our revenue could be harmed by the loss of, or a deterioration in our relationship with, any of our largest advertisers or with any advertising agencies or the holding companies that control them. Advertising agencies and potential new advertisers may view our advertising products and services as experimental and unproven, and we may need to devote additional time and resources to educate them about our products and services. Advertisers will not continue to do business with us, or they will reduce the prices they are willing to pay to advertise with us, if we do not deliver ads in an effective manner, or if they do not believe that their investment in advertising with us will generate a competitive return relative to alternatives, including online, mobile, and traditional advertising platforms. Our advertising revenue could be adversely affected by a number of other factors, including:
•decreases in the absolute number of our DAUq or our DAUq growth rate, or in the amount of monetizable content that Redditors generate on our platform;
•decreases in Redditor interactions with us and with the ads on our platform;
•our advertisers’ inability to optimize their campaigns or measure the results of their campaigns;
•our inability to increase ARPU or otherwise monetize DAUq at the same or higher rate as DAUq growth, including if that growth occurs in markets that do not generate as much revenue as the United States;
•restrictions placed on, or the relevance of, ads outside of the United States;
•product or service changes we may make that change the size, frequency, or relative prominence of ads displayed on our platform or otherwise impact Redditor engagement with ads;
•disruptions of accessibility to our platform;
•our inability to increase advertiser demand and inventory;
•our inability to make ads on our platform more relevant and effective;
•our inability to effectively monetize our international user base or our logged-out audience;
•the degree to which Redditors access Reddit content through third-party applications that do not contain our ads;
•the impact of new technologies that could block or obscure the display of our ads;
•adverse legal developments relating to advertising or advertising effectiveness measurement tools, including legislative and regulatory developments, and developments in litigation;
•adverse media reports or other negative publicity involving us or other companies in our industry;
•our inability to create new products and services that sustain or increase the value of our advertising services to both our advertisers and Redditors; and
•the impact of macroeconomic conditions and conditions in the advertising industry in general.
The occurrence of any of these or other factors could result in a reduction in demand for our ads, which may reduce the prices we receive for our ads, either of which would negatively affect our business, results of operations, financial condition, and prospects.
Additionally, the ability and willingness of advertisers to spend on our platform has fluctuated with general market uncertainty. For example, we experienced a reduction in advertising demand and a related decline in pricing during the onset of the COVID-19 pandemic. Global economic concerns, including supply chain and labor disruptions, rising interest rates, inflation, and geopolitical conditions continue to create uncertainty and unpredictability, and have resulted, and may in the future result, in certain advertisers pausing campaigns or reducing their marketing budgets with us or in general. For example, since the three months ended December 31, 2022, we experienced declines in advertising spending in certain macro-challenged sectors, particularly technology, media and entertainment, and cryptocurrency, which was partially offset by greater diversification across other advertising verticals. We cannot ensure that our diversification efforts will continue to be successful and, given the uncertainty in the advertising market, we expect our revenue growth rate to decline in the near term, especially in light of our strong growth in recent periods.
We may not succeed in further expanding and monetizing our platform internationally and may be subject to increased international business and economic risks.
We plan to continue expanding our business operations outside the United States and offering content and advertising to Redditors and advertisers in other languages and countries. We plan to continue to enter new international markets where we have limited or no experience in deploying our services or selling advertisements. In order to expand successfully, we need to offer content and products that are tailored to the interests of local Redditors and the needs of local advertisers, each of which requires significant investment of time and resources. We may launch our advertising platform in countries where we do not have sales staff in place, where market perception of our services and advertising platform may be low, or where our audience size in a given market may not meet advertiser expectations, all or any of which could limit our ability to monetize our platform in those countries. As we expand into new international markets, we may not yet understand the full scope of prospective users’ interests, demographics, and culture, or advertiser expectations, target audiences, and return on advertising spend, in those markets. This may cause us to expand into markets before we are able to offer a service and advertising platform that has been sufficiently localized for those markets or where those markets lack the necessary demand and infrastructure for long-term adoption of our services. For example, we may experience challenges adapting our content and search tools or establishing sufficient high-quality, relevant, reliable, trustworthy, and innovative content to deliver relevant localized experiences in new markets. This may cause us to limit our expansion or decrease our operations in international markets, including discontinuing advertising in those markets or not monetizing those markets at all, which could harm our reputation, business, results of operations, financial condition, and prospects. If we are unsuccessful in deploying, scaling, or managing our operations in international markets, our business, results of operations, financial condition, and prospects could be adversely affected.
We are subject to a variety of risks inherent in doing business internationally, and our exposure to these risks will increase as we continue to expand our operations, user base, and advertiser base globally. These risks include:
•operational and compliance challenges caused by distance, language, and cultural differences;
•challenges in adapting our content, products, and services to non-U.S. consumers’ preferences, languages, and customs, including enhanced difficulty in reviewing content on our platform and enforcing our community standards across different languages and countries;
•potential damage to our brand and reputation due to compliance with local laws, including laws that may restrict content or advertisement or requirements to provide user information, including confidential information to local authorities;
•challenges in adapting to the needs of non-U.S. advertisers in various countries and regions;
•selective or inconsistent government regulatory action or enforcement;
•political, social, or economic instability;
•higher levels of credit risk and payment fraud;
•enhanced difficulties of integrating any foreign acquisitions;
•reduced protection for intellectual property and other proprietary rights in certain countries;
•difficulties in staffing and managing global operations and the increased travel, infrastructure, and legal compliance costs associated with multiple international locations and subsidiaries;
•different regulations and practices with respect to employee/employer relationships, workers’ councils, and labor unions that make it more difficult to do business in certain international jurisdictions;

•increasing labor costs due to high wage inflation in certain international jurisdictions;
•compliance with statutory requirements relating to our equity;
•regulations that might add difficulties in repatriating cash earned outside of the United States and otherwise prevent us from freely moving cash;
•import and export controls and restrictions and changes in trade regulations, including sanctions;
•compliance with the U.S. Foreign Corrupt Practices Act, the UK Bribery Act 2010, and similar laws in other jurisdictions;
•compliance with the European Union (“EU”) General Data Protection Regulation (the “EU GDPR”) and the United Kingdom (“UK”) General Data Protection Regulation (the “UK GDPR” and, together with the EU GDPR, the “GDPR”), which sits alongside the UK Data Protection Act 2018 to form the data privacy framework in the UK, and similar data privacy and data protection laws, rules, and regulations;
•different laws and regulations with respect to our potential liability for content published on our platform by third parties, which may require product, engineering, or operational changes that we are unable to provide on a timely or cost-effective basis, if at all;
•macroeconomic conditions, which have had, and may continue to have, an impact on the pace of our global expansion;
•compliance with multiple tax jurisdictions and management of tax impact of global operations; and
•other risks and uncertainties described in this prospectus.
Moreover, geopolitical tensions in certain countries may prevent us from operating in certain countries or increase our costs of operating in those countries. Redditors may also be restricted from accessing Reddit from certain countries, and some countries have intermittently restricted access to Reddit. For example, Reddit is not directly accessible in China. Other governments have sought in the past, and may in the future seek, to restrict access to or block our website or mobile applications, censor content available through our products, or impose other restrictions that affect the accessibility or usability of Reddit for an extended period of time or indefinitely. Some countries have enacted, and other countries may in the future enact, laws that allow websites to be blocked for hosting certain types of content. Additionally, if enforcement authorities demand access to our user data, failure to comply could lead to our inability to operate in such country or other punitive acts.
Given the breadth of interests represented on our platform, global events, such as the ongoing conflict between Russia and Ukraine or the recent escalation of conflict between Israel and the Palestinians, can have a profound impact on Reddit’s communities and moderators, even when the impact on our business, results of operations, and financial condition is limited. As an example, Reddit has no offices in either Russia or Ukraine, does not accept advertisements targeting Russia or that originate from any Russian-based entity, government, or private citizen, and has limited traffic and users in both countries given our early localization efforts. Nevertheless, the conflict has required our internal teams to shore up our site-wide defenses and provide support, resources, and specialized tooling to those impacted communities. While Reddit will continue to make our platform available for people to connect, support each other, access reliable information, and express their authentic opinions and feelings during difficult times, we cannot ensure that all of our efforts to support our communities will be successful.
If we fail to successfully expand internationally, our business, results of operations, financial condition, and prospects could be adversely affected.
If we do not develop successful new products and services or improve existing products and services, our business will suffer.
Our ability to retain, increase, and engage Redditors and increase our revenue depends heavily on our ability to continue to evolve our existing products and services and to create successful new products and services. We have invested, and expect to continue to invest, in improvements to our platform, significant changes to our existing products and services, new and unproven products and services, including machine learning and artificial intelligence (“AI”), and other initiatives to generate revenue and increase our user base and user engagement. For example, with Reddit’s Contributor Program, Reddit is newly allowing users to earn money from their Reddit contributions to the platform and other Redditors.
Improvements to our platform, new products and services, and other initiatives may be costly, difficult to operate, and could divert management’s attention, and there is no guarantee that they will be positively received by Redditors or provide positive returns on our investment. For example, new ad formats, such as video ads, may be more engaging, and Redditors may consequently spend less time browsing or searching on our platform, which could adversely affect our revenue. Further, new products or services that we develop may, in certain cases, require regulatory approval prior to launch, result in increased litigation, or subject us to new or enhanced governmental or regulatory requirements or scrutiny. There is no guarantee that we will be able to obtain any required regulatory approval, and our efforts to comply with these laws and regulations could be costly and divert management’s time and effort and may still not guarantee compliance. These new products and updates may also fail to increase the engagement of Redditors and our advertisers or partners, and may even result in short- or long-term decreases in such engagement by disrupting existing Redditor, advertiser, or partner behavior or by introducing performance and quality issues. In addition, in some cases, we may have little or no prior experience related to developing the technologies underlying the new products and services. If our new or enhanced products or services fail to engage, or meet the expectations of, Redditors or our advertisers or developers, or if our business plans or new approaches to monetization are unsuccessful, we may fail to attract new users, retain existing Redditors, or generate sufficient revenue, operating margin, or other value to justify our investments, and our business, results of operations, financial condition, and prospects could be harmed.
Our business relies on an approach to content moderation that, while empowering community-led authenticity, can also result in content on the platform that can be unrelatable, offensive, and that may pose inherent risks.
Our business relies on a layered approach to content moderation. While our communities self-organize and set out rules that are tailored to the unique circumstances of their communities, we provide a set of overarching rules and policies that are intended to be protective, not intrusive. Our site-wide rules prohibit behavior such as harassment, bullying, and violence, including hate based on identity or vulnerability, but are not intended to be exhaustive of every potential situation that every community could encounter. Instead, we rely on our communities to self-organize and supplement our site-wide rules by devising their own rules that are tailored to the unique circumstances of their particular community. Between our rules and the rules devised by our communities, we may not be able to adequately anticipate and cover every situation where offensive, inappropriate, hostile, or otherwise objectionable content may arise.
There can also be significant good faith differences in opinion as to whether particular content violates our site-wide rules or the rules of a specific community. We and our moderators may inconsistently apply the rules, or make decisions regarding content with which other Redditors disagree. From time to time, we and the moderators may need to make difficult moderation decisions that are highly publicized or controversial, including those that result in the departure or disengagement of large numbers of Redditors.
Our approach to content moderation inherently subjects us to numerous risks, including that we may:
•fail to respond in a timely manner, or at all, to the sharing of illegal, illicit, abusive, harmful, or objectionable content on our platform;
•have difficulty identifying offensive, inappropriate, hostile, or otherwise objectionable content, and separating such content from that which is otherwise permissible on our platform; for example, where the content is mistagged or misreported or where there are defects in our automated systems;
•be more likely to be subject to claims relating to information or content that is published or made available on our platform, including enforcement actions with respect to such information or content. In particular, the nature of our business exposes us to claims related to defamation, dissemination of news hoaxes or misinformation, discrimination, harassment, intellectual property rights, rights of publicity and privacy, personal injury torts, laws regulating hate speech or other types of content, online safety, sex trafficking, consumer protection, and breach of contract, among others;
•have an increased risk of reputational harm in the event that content or actions of some Redditors are deemed to be hostile or inappropriate, even if that content is permitted under our policies;
•be unable to retain a sufficient number of volunteer moderators, or ensure that our moderators will fairly and consistently enforce our rules, either of which could significantly degrade the community experience for other Redditors;
•have an increased risk of negative publicity based on our decisions, or the decisions of our moderators, with respect to permitted or prohibited content; and
•be unable to monetize a significant portion of the content available through our platform and the DAUq accessing such content, if we or our advertising partners deem it unsuitable.
Even where we or the moderators enforce our rules against an individual or group of individuals whom we have identified as violating our rules, we cannot ensure that such individuals do not continue to disrupt our platform. Banned individuals can attempt to evade enforcement by creating a new account. Banned communities may try to reestablish under a different subreddit name. Bad actors may try to repost removed content. While we continue to work on improving our detection capabilities regarding these types of enforcement evasion, we may be unable to prevent such individuals or communities from further disrupting our platform and producing content that violates our rules.
If users or potential users perceive the content available on Reddit to be offensive, inappropriate, hostile, or otherwise objectionable, or if they perceive such content to be representative of our community experience, our reputation would be harmed and we may experience a decline in user growth, retention, and engagement. In addition, some people may perceive our layered approach to content moderation to mean that Reddit condones offensive, inappropriate, hostile, or otherwise objectionable content that is not removed from our platform. Growth in these perceptions could harm our reputation or impair our ability to maintain good relationships with our advertisers or attract new advertisers, which may seriously harm our business. We face significant competition for advertising spend, and if advertising partners perceive our platform to be associated with content deemed to be offensive, inappropriate, hostile, or otherwise objectionable or otherwise problematic, our business, results of operations, financial condition, and prospects could be adversely affected.
We rely on an approach to content moderation that depends on Redditors who volunteer to be moderators of their communities. If we fail to retain a sufficient number of moderators who are willing to work in good faith within our policies or if we fail to properly manage our relationship with moderators, or if a sizable number of moderators choose to take actions that disrupt our services, our business, results of operations, financial condition, and prospects could be adversely affected.
Redditors who volunteer to be moderators of Reddit communities are an important part of our business’ ecosystem. Each community relies on one or more moderators who not only review content but also define and enforce community rules. Our business relies on moderators to engage in good faith and to manage their subreddits in a manner that meets the needs of the subreddit’s members. Our approach to content moderation depends on the activities of the moderators to protect the experiences of the members of their communities. Our approach requires that moderators be sufficiently active in their moderation activities, depending on the size and scale of their communities. For the larger communities, the need for moderators can be significant, requiring ever-increasing numbers of moderators willing to volunteer their time to effectively scale with the size of the community. In addition, the enforcement demands placed on moderators can increase dramatically on short notice if traffic to a particular subreddit increases due to current events or trends, for example, r/ wallstreetbets, or if a community is subject to coordinated spam or abuse campaigns, despite the availability of tools and the efforts of Reddit admin teams. As communities grow, it can become more and more challenging for communities to find qualified people willing to act as moderators.

Moreover, moderators within a community may disagree on the vision for, or direction of, the community, or may simply decide not to work together, resulting in a degraded community experience and subreddit disruption, instability, stagnation, or even dissolution. Moderators, even when acting in good faith, may have different values or viewpoints than what others view as socially acceptable or, worse, may be bad actors against whom we need to enforce our rules.
While we provide tools to our communities to manage their subreddits, our moderators also rely on their own and third-party tools. Any disruption to, or lack of availability of, these third-party tools could harm our moderators’ ability to review content and enforce community rules. Further, if we are unable to provide effective support for third-party moderation tools, or develop our own such tools, our moderators could decide to leave our platform and may encourage their communities to follow them to a new platform, which would adversely affect our business, results of operations, financial condition, and prospects.
Because moderators are volunteers, any moderator can decide to stop acting as a moderator and participate only as a community member, or to leave our platform entirely. Certain moderators, especially those who moderate large communities or a large number of communities, may be able to leverage their influence within those communities to change the dynamics of the discourse within the communities or to disrupt the normal operation of their communities or other communities on our platform. Moderators can also band together and, for various reasons, decide to shut down the normal operation of their communities in a manner that degrades the experiences of all Redditors in the affected communities and that can negatively impact Redditors who continue to use our service and reduce the amount of monetizable content generated by Redditors. For example, in response to certain changes to our API policies in June 2023, moderators of certain communities inhibited normal operations of the communities they operate, in many cases in violation of our site-wide rules. While these activities have not historically had a material impact on our business or results of operations, similar actions by moderators and/or their communities in the future could adversely affect our business, results of operations, financial condition, and prospects.
Our ability to generate revenue depends on the development and availability of tools to accurately measure the effectiveness of advertisements on our platform.
Most advertisers rely on tools that measure the effectiveness of their ad campaigns or that verify viewability of their ads on our platform in order to allocate their advertising spend among various formats and platforms. If we are unable to measure the effectiveness of advertising on our platform or we are unable to convince advertisers that our platform should be part of a larger advertising budget, our ability to increase the demand and pricing of our advertising products and maintain or scale our advertising revenue will be limited. Our tools may be less developed than those of other platforms with which we compete for advertising spend, in particular relative to those platforms that collect more personal information than we do. Therefore, our ability to develop and offer tools that accurately measure the effectiveness of a campaign or verify ad viewability on our platform will be critical to our ability to attract new advertisers and retain, and increase spend from, our existing advertisers.
Developing and improving these tools may require significant time and resources and additional investment, and in some cases we rely on third parties to provide data and technology needed to provide certain measurement or verification data to our advertisers. If we cannot continue to develop and improve our advertising tools in a timely fashion, those tools are not reliable, difficult to use, or otherwise unsatisfactory to our advertisers, or the measurement or verification results are inconsistent with advertiser goals, our advertising revenue could be adversely affected.
In addition, web and mobile browser developers, such as Apple, Microsoft, and Google, have implemented, and may continue to implement, changes in their browser or device operating systems that impair our ability to measure traffic in general and, in particular, the effectiveness of advertising on our platform. Such changes include limiting the use of first-party and third-party cookies, such as Apple’s launch of its Intelligent Tracking Prevention (“ITP”) feature in its Safari browser, and Google’s announced plans to stop supporting third-party cookies in its Google Chrome browser. They also include Apple’s App Tracking Transparency framework which imposes additional user permissions for certain types of user tracking. Even in situations where we do not engage in the type of user tracking that is the target of such changes, these restrictions nevertheless may make it more difficult for us to measure our traffic in general, and, in particular, impair or limit our advertising attribution and conversion capabilities. Such restrictions, in combination with evolving legal and regulatory requirements, may impede our ability to attract and retain advertisers who rely on access to such data.
We rely heavily on our ability to collect and share data and metrics to help new and existing advertisers understand the performance of advertising campaigns. If advertisers do not perceive our metrics to be accurate representations of our user base and user engagement, or if we discover inaccuracies in our metrics, they may be less willing to allocate their budgets or resources to our platform, which could harm our business, results of operations, financial condition, and prospects. See “—We rely on internal company data, assumptions, and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such current or historical metrics may harm our reputation and negatively affect our business.”
We rely on external ecosystems, such as operating systems and application stores, to make our apps available to prospective users. If we are unable to adapt to product and policy changes in such ecosystems, or if we do not effectively operate with or receive favorable placements within such ecosystems, our usage could decline and our business, results of operations, financial condition, and prospects could be adversely affected.
We depend in part on operating systems, including mobile operating systems such as Android and iOS, and their respective application stores, such as Apple’s App Store and Google’s Play Store, to drive downloads of our apps. If such operating systems or application stores limit the availability of our apps, make changes that degrade the functionality of our apps, increase the cost of using our apps, impose terms of use unsatisfactory to us, or modify their search or ratings algorithms in ways that are detrimental to us, or if our competitors’ placement in such mobile operating systems’ application store is more prominent than the placement of our apps, our user growth could be adversely affected. Any changes in such operating systems and application stores that degrade the functionality of our apps or give preferential treatment to our competitors’ apps could adversely affect our platform’s usage across devices. For example, some operating systems have implemented or explored changes to the underlying application architecture, such as Apple’s App Tracking Transparency, or specialized infrastructure for advertisement-driven app installations, such as SKAdNetwork, which reduce our ability to target and measure advertising and, in turn, may negatively impact the size of the budgets that advertisers are willing to commit to us. Some marketplaces have explored changing their policies regarding what content is acceptable within an application. If we are unable to adapt to such changes, this could adversely affect our platform’s access to and usage within those ecosystems.
As new mobile devices and mobile platforms are released, there is no guarantee that certain mobile devices will continue to support our platform or effectively roll out updates to our apps. Additionally, in order to deliver high-quality apps, we need to ensure that our products and services are designed to work effectively with a range of mobile technologies, systems, networks, and standards. We may not be successful in developing or maintaining relationships with key participants in the mobile industry that enhance Redditors’ experience. If Redditors encounter any difficulty accessing or using our apps on their mobile devices or if we are unable to adapt to changes in popular mobile operating systems, our business, results of operations, financial condition, and prospects could be adversely affected.
We face intense competition for users with low switching costs and are subject to a rapidly evolving technological landscape. If we are unable to compete effectively for users, our business, results of operations, financial condition, and prospects could be adversely affected.
We compete to attract and retain Redditors’ attention on the basis of our content and Redditor experiences with our platform and face significant competition for prospective users, both domestically and internationally. We compete against many companies that provide content and communications services to online users, including Google, Meta (including Facebook, Instagram, Threads, and WhatsApp), YouTube, Wikipedia, Snap, X, Pinterest, TikTok, Roblox, Discord, and Twitch, and which offer a variety of internet- and mobile device-based products, services, and content. Many of these companies have greater financial resources and substantially larger user bases than Reddit. Furthermore, as we pursue opportunities to empower our user economy, we expect to face competition from existing online marketplaces, including Facebook Marketplace, Nextdoor, Craigslist, Poshmark, Etsy, and Roblox. As a result, our competitors may draw users towards their products or services and away from ours. This could decrease the growth or engagement of Redditors, which, in turn, would negatively affect our business. In addition, we face competition from large language models (“LLMs”), such as ChatGPT, Bard, and Anthropic;

Redditors may choose to find information using LLMs, which in some cases may have been trained using Reddit data, instead of visiting Reddit directly. We believe that our ability to compete effectively for users depends upon many factors both within and beyond our control, including:
•the popularity, usefulness, ease of use, performance, and reliability of our products and services compared to those of our competitors;
•the amount, quality, relevance, searchability, and timeliness of content available on our platform;
•the continued adoption of our products and services internationally;
•our ability, including in comparison to that of our competitors, to develop new products and services and enhancements to existing products and services;
•our ability to effectively adopt new technologies, such as machine learning and AI, that our competitors may have more experience utilizing and leveraging in their products and services;
•changes mandated by, or that we elect to make to address, legislation, regulatory authorities, or litigation, including settlements;
•our ability to attract, retain, and motivate talented employees, particularly engineers, designers, and product managers; and
•our reputation and the brand strength relative to our competitors.
If we are not able to compete effectively for users, our business, results of operations, financial condition, and prospects would be adversely affected.
We face intense competition for advertising spend and are subject to a rapidly evolving technological landscape. If we are unable to compete effectively for advertising spend, our business, results of operations, financial condition, and prospects could be adversely affected.
We face significant competition for advertising spend. We anticipate that a substantial majority of our revenue will continue to be generated through ads on our platform, and we compete against online and mobile businesses, including those referenced above, and traditional media outlets, such as television, radio, and print, for advertising budgets. We also compete with advertising networks, exchanges, demand-side platforms, and other platforms for marketing budgets and in the development of the tools and systems for managing and optimizing advertising campaigns. In order to grow our revenue and improve our results of operations, we must increase our share of advertising spend relative to our competitors, many of which are larger companies that offer more traditional and widely accepted advertising products. In addition, some of our larger competitors have substantially broader product or service offerings and leverage their relationships based on other products or services, as well as collect more personal data than we do, to gain additional share of advertising budgets. We believe that our ability to compete effectively for advertiser spend depends upon many factors both within and beyond our control, including:
•the size, composition, and engagement of our user base relative to those of our competitors;
•the availability of compelling and monetizable content on our platform;
•our ad targeting and measurement capabilities, and those of our competitors;
•our marketing and selling efforts, and those of our competitors;
•the pricing of our advertising products and services relative to those of our competitors;
•the strength of our advertiser relationships and services compared to those of our competitors;
•the ability for advertisers to measure the effectiveness of their advertisements on our platform;

•the return our advertisers receive from our advertising services relative to those of our competitors; and
•our reputation and the strength of our brand relative to our competitors.
In addition, global economic concerns and geopolitical conditions continue to create uncertainty and unpredictability in the advertising market, which we expect to increase competition for advertising spend. Furthermore, in recent years, there have been significant acquisitions and consolidation by and among our actual and potential competitors. We anticipate this trend of consolidation will continue, which will present heightened competitive challenges for our business. If we are not able to compete effectively for advertiser spend, our business, results of operations, financial condition, and prospects would be adversely affected.
We have a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risk of your investment.
We have a limited operating history in new and unproven markets that may not develop as expected. We began our operations in 2005, but were acquired by Condé Nast Publications in 2006. We did not begin operating as an independent, private company until we were spun out of Advance Magazine Publishers Inc. (“Advance”), Condé Nast’s parent company, in 2011. Additionally, we did not begin meaningful monetization efforts at Reddit until 2018, and we are currently exploring new strategies for monetization. Our limited operating history may make it difficult to evaluate our current business and our future prospects. We have encountered, and will continue to encounter, risks and difficulties frequently experienced by growing companies in rapidly changing industries, including challenges in accurate financial planning and forecasting, the need for ongoing changes to our products and business strategy, and other risks and uncertainties described in these “Risk Factors” and elsewhere in this prospectus. If our assumptions regarding the risks and uncertainties that we use to plan our business are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations and our business could suffer. Furthermore, there is no assurance that our rate of growth will continue, if at all.
Technologies have been developed that can block the display of our ads, which could harm our business, results of operations, financial condition, and prospects.
Technologies have been developed, and will likely continue to be developed, that can block the display of our ads. We generate substantially all of our revenue from advertising, and ad blocking technologies may prevent the display of certain of our ads, which could harm our business, revenue, and financial results. Existing ad blocking technologies that have not been effective on our service may become effective as we make certain product changes, and new ad blocking technologies may be developed. More Redditors may choose to use products that block or obscure the display of our ads if we are unable to successfully balance the amount of organic content and paid advertisements, or if Redditors’ attitudes toward advertisements become more negative. Further, regardless of their effectiveness, ad blockers may generate concern regarding the health of the digital advertising industry, which could reduce the value of digital advertising and adversely affect our business, results of operations, financial condition, and prospects.
We rely on internal company data, assumptions, and estimates to calculate certain of our key metrics, and real or perceived inaccuracies in such current or historical metrics may harm our reputation and negatively affect our business.
We regularly review metrics, including our DAUq metric, to evaluate growth trends, measure our performance, and make strategic decisions. We calculate our DAUq using internal company data. While this number is based on what we believe to be reasonable calculations for the applicable period of measurement, there are inherent challenges in measuring DAUq. DAUq is intended to capture traffic where a Reddit page has been viewed or the Reddit app opened at least once and, notably, include both traffic from those who have logged in to a registered account as well as from those who have not logged in to—or do not have—a registered account. In general, it is more challenging to accurately count logged-out traffic, since counting accuracy is dependent on deduplicating traffic where we do not have a registered user identifier. While we use various techniques to detect whether the same user has performed multiple views, including cookies and traffic analysis, these techniques are not guaranteed to accurately deduplicate the traffic, especially for logged-out traffic. In addition, some visitors browse Reddit using an

“incognito” or “private browsing” mode. Given the privacy protections surrounding such traffic, we often do not have adequate information to accurately deduplicate such traffic.
Our DAUq metrics may also be impacted by our efforts to reduce the number of false, spam, and bot accounts in existence on our platform. We regularly deactivate false, spam, and bot accounts that violate our terms or policies, and exclude these users from the calculation of our DAUq metric; however, we will not succeed in identifying and removing all false, spam, and bot accounts, which means that our DAUq count could be overstated. We are continually seeking to improve our ability to estimate the total number of false, spam, and bot accounts and eliminate them from the calculation of our DAUq, although our quarterly average DAUq metric may continue to reflect such accounts if, in our view, the impact of their inclusion has an immaterial impact on our average DAUq for the given quarter. Moreover, a single person or organization may hold multiple accounts and may use more than one account to perform multiple views within a relevant period. We lack adequate information to effectively deduplicate such traffic from different registered accounts that may come from the same person or organization. As such, the calculation of our DAUq may not accurately reflect the actual number of people or organizations using our platform.
A portion of our historical DAUq metric counts views of pages that are hosted using Google’s Accelerated Mobile Page (“AMP”) framework. The accuracy of counting the DAUq attributable to this AMP traffic relies on the accuracy and completeness of information received from Google used to compute the DAUq metric. Unfortunately, the information provided by Google is not historically complete and consistent. To the extent that our historical or future metric includes views of pages hosted on third-party infrastructure, like Google’s AMP framework, the accuracy of our metrics will depend on the accuracy and consistency of the information received from any such third party.
The risks and challenges relating to our DAUq metric are also applicable to our WAUq metric, and while we may consider and possibly disclose other metrics in the future, such as a count of monthly visitors, there may be additional challenges with accurately counting such metrics. For example, deduplicating screenviews across an entire week, such as with our WAUq metric, or across an entire month exacerbates the deduplication challenges described above. In certain cases, we may need to rely on estimation techniques to improve the accuracy of such metrics. The accuracy of these techniques will depend on the methodologies chosen, resulting in a metric that may not accurately reflect the monthly traffic to our platform. Additionally, during the year ended December 31, 2021, we rolled out an internally developed mobile web platform to replace the majority of pages hosted using AMP, and in the three months ended March 30, 2023 we completed the migration away from AMP. As a result of these and any future changes, our DAUq metric is not directly comparable quarter over quarter or year over year, and may not be comparable period over period in the future.
We regularly review and continually seek to improve the accuracy of, and our ability to track, such data, but given the complexity of the systems involved and the rapidly changing nature of mobile devices and systems, we expect to continue to encounter challenges, particularly if we continue to expand in parts of the world where mobile data systems and connections are less stable. In addition, we may improve or change our methodologies for tracking these metrics over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. As a result, while any future periods may benefit from such improvement or change, prior periods may not be as accurate or comparable, or we may need to adjust such prior periods. The methodologies used to measure these metrics require significant judgment and are also susceptible to algorithmic or other technical errors. In addition, our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount performance or contain algorithmic or other technical errors, the data we report may not be accurate. Further, as our business develops, we may revise or cease reporting metrics if we determine that such metrics are no longer accurate or appropriate measures of our performance.
Errors or inaccuracies in our metrics or data could also result in incorrect business decisions and inefficiencies. For instance, if a significant understatement or overstatement of active users were to occur, we may expend resources to implement unnecessary business measures or fail to take required actions to attract a sufficient number of users to satisfy our growth strategies. In addition, our advertising partners rely on our metrics to inform ad spend. Inaccuracies or perceived inaccuracies in our metrics, may result in advertisers spending less with us, which could negatively affect our revenue. We continually seek to address technical issues in our ability to record such data and improve our accuracy, but given the complexity of the systems involved and the rapidly changing nature of mobile devices and systems, we expect these issues to continue, particularly if we continue to expand in parts of the world where mobile data systems and connections are less stable. If our operational metrics are not accurate representations of our business, or if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, the market price of our Class A common stock could decline, we may be subject to stockholder litigation, and our business, results of operations, financial condition, and prospects could be adversely affected.
Disruptions or other business interruptions that affect the availability of our platform could adversely impact our operations and overall business.
Currently our cloud service infrastructure is run on our cloud services providers (“CSPs”), which are currently Amazon Web Services and Google Cloud Platform. We have experienced, and expect in the future that we may experience from time to time, interruptions, delays, or outages in service availability due to a variety of factors, including outages at our CSPs. Capacity constraints could arise from a number of causes such as technical failures, natural disasters, fraud, or data breaches or other security incidents or attacks. Our platform’s continuing and uninterrupted performance is critical to our success, and any disruption of, or interference with, our use of CSPs could impair our ability to deliver our solutions to our users, resulting in legal liability, user dissatisfaction, damage to our reputation, loss of users, and harm to our business. The level of service provided by our CSPs, or regular or prolonged interruptions in that service, could also impact the use of, and Redditors’ satisfaction with, our platform and could harm our business and reputation. Since our platform’s continuing and uninterrupted performance is important to our success, sustained or repeated system failures would reduce the attractiveness of our platform. In addition, hosting costs will increase as our user base grows, which could adversely affect our business, results of operations, financial condition, and prospects.
Furthermore, our CSPs have discretion to change and interpret their terms of service and other policies with respect to us, including on contract renewal, and those actions may be unfavorable to our business operations. Our CSPs may also take actions beyond our control that could seriously harm our business, including discontinuing or limiting our access to one or more cloud services, increasing pricing terms, terminating or seeking to terminate our contractual relationship altogether (which they may be able to do for their convenience), or altering how we are able to process data in a way that is unfavorable or costly to us. If our arrangements with either of our CSPs were terminated, we could experience interruptions on our platform and in our ability to make our content available to customers, as well as delays and additional expenses in arranging for alternative cloud infrastructure services. Such a transition may require technical changes to our platform, including, but not limited to, our cloud service infrastructure which was designed to run on our CSPs. Making such changes could be costly in terms of time and financial resources and could adversely affect our business, results of operations, financial condition, and prospects.
If we fail to detect attempts to manipulate our platform, including fraudulent activity within our advertising systems, Redditors and our advertisers could lose confidence in us, thereby damaging our reputation and deterring usage of our products and services.
We are exposed to a variety of forms of problematic activity across our platform, including sophisticated attempts by bad actors to manipulate our systems to generate traffic that may not represent genuine Redditor interest or intent. For example, an attacker may attempt to automate the activities of an account or multiple accounts using a “bot” so as to mimic authentic user activity, such as posting, commenting, voting, or clicking and engaging with advertisements. This sort of manipulation can result in the promotion of inauthentic, low-quality content that is false, misleading, illegal, or undesirable. It can degrade the quality of our services and can also undermine the operation of our monetization systems, including our advertising systems, resulting in incorrect counting and charging of advertising partners.
While we invest in efforts to detect and prevent inauthentic content or invalid traffic, including investments in proprietary technologies to detect and address content and vote manipulation, we may be unable to adequately detect and prevent such abuses. If we fail to detect and prevent such abuse, it could hurt our reputation for authentic engagement and reduce use of our platforms, harming our business, results of operations, financial condition, and prospects. Advertisers may seek refunds for activity that they deem inauthentic. Even where we are able to detect fraudulent activity, this may result in a need to provide retroactive refunds for historical inauthentic activity, further harming our business, results of operations, financial condition, and prospects.
We are exploring business opportunities in licensing data for purposes including machine learning, business analysis, display and training generative AI models. We are in the early stages of our data licensing efforts, and the market for data is new and evolving rapidly. There is no assurance that we will be able to sustain revenues from these efforts.
We have been exploring business opportunities in licensing Reddit data for purposes that do not conflict with our values and the rights of Redditors. We are only in the early stages of these data licensing efforts and we may not be able to grow these efforts into a sustainable business.
The licensing for machine learning and AI training purposes is a novel business model without an established track record which makes it difficult to evaluate our future prospects and the risks and challenges we may encounter in seeking to execute on this opportunity. Although we have negotiated data agreements with a small number of partners that are medium-term in length, a substantial portion of our licensing revenue is derived from one of our partners, and these arrangements may not be renewed, or they may be renewed based on less favorable terms, such as using fewer services at lower pricing. Our data license agreements are subject to terms and conditions including API performance requirements, that we may be unable to meet despite our best efforts. In addition, our existing data licensing agreements may be terminated, not renewed, or renewed on less favorable terms. The commercial market for large language models may not develop or may be limited by regulation or other factors, and accordingly the value of data for AI training purposes may be reduced over time. While our data licensing arrangements include protections against abuse and misuse of Reddit data, we may be unable to adequately control the misbehavior of partners or adequately protect our reputation externally and with respect to our communities.
Moreover, some companies may decline to license Reddit data given its open nature, even if in violation of our legal terms, including some companies that have constructed very large commercial language models using Reddit data. While we plan to vigorously enforce against such entities, such enforcement activities could take years to resolve, result in substantial expense and divert management’s attention and other resources, and we may not ultimately be successful.
We are subject to certain risks as a mission-based company.
Our mission—to bring community, belonging, and empowerment to everyone in the world—and company values are a significant part of our business strategy and who we are as a company. We believe that Redditors value our commitment to our mission of open discourse. However, because we hold ourselves to such high standards, and because we believe Redditors and our moderators have high expectations of us, we may be more severely affected by negative reports or publicity if we fail, or are perceived to have failed, to live up to our mission. As a result, our brand and reputation may be negatively affected by actions we take that are viewed as contrary to that mission. In addition, adhering to our mission may negatively affect our reputation. For example, we received public scrutiny for failing to remove certain content related to the 2020 U.S. presidential election. In these or other circumstances, the damage to our reputation may be greater than to other companies that do not share similar values with us, and it may take us longer to recover from such an incident and gain back the trust of Redditors.
We may make decisions regarding our business and products in accordance with our mission and values that may reduce our short- or medium-term results of operations if we believe those decisions are consistent with our mission and will improve the aggregate Redditor experience. Although we expect that our commitment to our mission will, accordingly, improve our financial performance over the long term, these decisions may not be consistent with the expectations of investors and any longer-term benefits may not materialize within the time frame we expect or at all, which could harm our business, results of operations, financial condition, and prospects.

Our business is subject to the risks of earthquakes, fire, power outages, floods, and other natural disasters and catastrophic events, and to interruption by man-made problems such as war and terrorism.
A significant natural disaster or other catastrophic event, such as an earthquake, fire, flood, power outage, telecommunications failure, cyberattack, war, terrorist attack, sabotage, other intentional acts of vandalism or misconduct, geopolitical event, pandemic or other public health crisis, such as the COVID-19 pandemic, or other catastrophic occurrence could adversely affect our business, results of operations, financial condition, and prospects. For example, the COVID-19 pandemic led to certain business disruptions, including travel bans and restrictions, shelter-in-place orders, and the postponement or cancellation of major events, which affected the economy as a whole, and, although we saw increased growth in our user base during the COVID-19 pandemic, a future pandemic or similar health event could adversely affect our business, results of operations, financial condition, and prospects. We have offices and a significant number of employees in the San Francisco Bay Area, a region known for seismic activity. Furthermore, escalation of geopolitical tensions, including as a result of escalations in the ongoing conflict between Russia and Ukraine, or the recent escalation of conflict between Israel and the Palestinians, could have a broader impact that expands into other markets where we do business, which could adversely affect our business, vendors, partners, Redditors, or the economy as a whole. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems could result in lengthy interruptions in our services or disruptions in our activities or the activities of our vendors, partners, Redditors, or the economy as a whole. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate. We do not carry business interruption insurance sufficient to compensate us for the potentially significant losses, including the potential harm to our business that may result from interruptions in our ability to provide our products and services. Any such natural disaster or man-made problem could adversely impact our business, results of operations, financial condition, and prospects.
Risks Related to Human Capital and Culture
We cannot assure you that we will effectively manage our growth.
Our employee headcount and the scope and complexity of our business have increased significantly, with the number of full-time employees increasing from 1,383 as of December 31, 2021 to 1,942 as of December 31, 2022 and to 2,013 as of December 31, 2023. The growth and expansion of our business and products create significant challenges for our management, including managing multiple relationships with Redditors, advertisers, partners, and other third parties, and constrain operational and financial resources. If our operations or the number of third-party relationships continue to grow, our information-technology systems and our internal controls and procedures may not adequately support our operations. In addition, some members of our management do not have significant experience managing large global business operations, so our management may not be able to manage such growth effectively. To effectively manage our growth, we must continue to improve our operational, financial, and management processes and systems and effectively expand, train, and manage our employee base.
Further, although we expect to continue to grow our headcount in future periods, we may, from time to time, implement organizational changes to pursue greater efficiency and realign our business and strategic priorities. For example, during the six months ended June 30, 2023, we reduced our global employee headcount by approximately 10%, as part of a broader reprioritization to focus on our top initiatives. In connection with our reduction in workforce, in the six months ended June 30, 2023, we incurred charges of $8.1 million, primarily consisting of severance and related benefits expense. We may not experience the anticipated benefits, in whole or in part, of this strategic reprioritization, and the related organizational changes, including reductions in our workforce, could result in unintended consequences, such as decreased morale among remaining employees and reputational damage, which could make it more difficult for us to retain existing employees or hire new employees in the future, greater than anticipated costs, the loss of institutional knowledge and expertise, and increased difficulty managing the scale and complexity of our business. Further, if we do not effectively redistribute the duties and obligations of departed employees among our remaining employees, or if employees who were not affected by the reduction in our workforce seek alternative employment, we could incur unplanned additional expenses to ensure adequate resourcing and our productivity and business could be harmed.

Our business depends on attracting and retaining high-quality personnel in sales, services, engineering, marketing, finance, and support functions.
Our success depends in large part on our ability to attract and retain high-quality personnel representing diverse backgrounds, experiences, and skill sets in sales, services, engineering, marketing, finance, and support functions. Maintaining our brand and reputation, as well as a diverse and inclusive work environment that enables all our employees to thrive, is important to our ability to recruit and retain employees. Changes to U.S. immigration policies that restrain the flow of technical and professional talent may inhibit our ability to adequately staff our research and development efforts. Competition for qualified employees is intense in our industry, and the loss of even a few qualified employees, or an inability to attract, retain, and motivate additional highly skilled employees required for the planned expansion of our business could harm our results of operations and impair our ability to grow. To attract and retain key personnel, we use various measures, including an equity incentive program. These measures may not be enough to attract and retain the personnel we require to operate our business effectively. In addition, we have a number of current employees who hold equity in our company or whose equity awards are or will become substantially vested upon the completion of this offering. As a result, it may be difficult for us to continue to retain and motivate these employees, and the value of their holdings could affect their decisions about whether or not they continue to work for us. Our ability to attract, retain, and motivate employees may be adversely affected by declines in the market price of our Class A common stock. If we issue significant equity to attract employees or to retain our existing employees, we would incur substantial additional stock-based compensation expense and the ownership of our existing stockholders would be further diluted.
As our company grows and evolves, we may need to implement more complex organizational management structures, adapt our corporate culture and work environments, streamline our organization, or adjust the size and structure of our workforce again, as we did in 2023, to scale for the future and execute our long-term growth plan. These changes could have an adverse impact on our corporate culture and employee morale, which could, in turn, adversely affect our reputation as an employer and harm our ability to attract and retain high-quality personnel. If we fail to attract new personnel, or to retain and motivate our current personnel, our business, results of operations, financial condition, and prospects could be adversely affected.
We depend on our senior management team and other key employees, and the loss of one or more of these employees could adversely affect our business.
Our ability to efficiently execute our business strategy is dependent upon the continued service and performance of our senior management team and other key employees, particularly Steven Huffman, our co-founder, Chief Executive Officer, and President. Mr. Huffman is an at-will employee, which means that he could resign or could be terminated for any reason at any time. Mr. Huffman is critical to the management of our company and instrumental in the development of our technology and our strategic direction, and should he stop working for us for any reason, it is unlikely that we would be able to immediately find a suitable replacement.
The loss of key employees, including members of our senior management team, could disrupt our operations, adversely impact employee retention and morale, and seriously harm our business. Further, if our senior management team and other key employees fail to work together effectively and to execute our plans and strategies on a timely basis, our business could be harmed. We also do not currently maintain any key-person life insurance policies. Even if we were to obtain such policies, the loss of Mr. Huffman or other key employees, including members of our senior management team, could adversely affect our business, results of operations, financial condition, and prospects.
We believe that our corporate culture has contributed to our success, and if we cannot maintain this culture as we grow, we could lose the innovation, creativity, and teamwork fostered by our culture, and our business may be harmed.
We believe that our corporate culture has been a key contributor to our success. If we do not continue to develop our corporate culture as we grow and evolve, it could negatively impact our ability to foster the innovation, creativity, and teamwork that we believe is important to support our growth. As our organization grows and we are required to implement more complex organizational structures, we may find it increasingly difficult to maintain the beneficial aspects of our corporate culture, which could negatively impact our future success and harm our business.
Risks Related to Cybersecurity, Information Systems, and Intellectual Property
Our business, results of operations, financial condition, and prospects may be harmed by our failure to timely and effectively scale and adapt our existing technology and infrastructure.
As Redditors generate more content, we may be required to expand and adapt our technology and infrastructure to continue to reliably store, serve, and analyze this content. It may become increasingly difficult to maintain and improve the performance of our products and services, especially during peak usage times, as our products and services become more complex and our traffic increases. In addition, because our cloud service infrastructure is run on CSPs, we cannot guarantee that we will be able to expand our infrastructure to meet demand in a timely manner, or on favorable economic terms. This is particularly challenging with regard to increasing international traffic demands. If Redditors are not able to access our platform or we are not able to make content available rapidly on our platform, Redditors may seek other channels to obtain the content, and may not return to Reddit or use Reddit as often in the future, or at all. This would negatively impact our ability to attract new users to Reddit and advertisers and the frequency with which people return to Reddit. We expect to continue to make investments to maintain and improve the capacity, capability, and reliability of our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and infrastructure to accommodate actual and anticipated changes in technology, our business, results of operations, financial condition, and prospects may be harmed.
We continue to scale the capacity of, and enhance the capability and reliability of, our infrastructure to support DAUq growth and increased activity on our platform. We expect that investments and expenses associated with our infrastructure will continue to grow, including operating costs, the cost to acquire additional servers and networking equipment to increase the capacity of our infrastructure, increased utilization of third-party cloud computing and associated costs thereof, and increased bandwidth costs. The improvement of our infrastructure requires a significant investment of our management’s time and our financial resources. If we fail to efficiently scale and manage our infrastructure, our business, results of operations, financial condition, and prospects would be adversely impacted.
If our security measures are breached, or if our products and services are subject to attacks involving our systems or data, some of which contain personal information, or that degrade or deny the ability of users to access our products and services, our products and services may be perceived as not being secure, Redditors and advertisers may curtail or stop using our products and services, and our reputation, business, results of operations, financial condition, and prospects could be harmed.
We receive, collect, store, maintain, transfer, submit, and otherwise process personal user, employee, advertiser, and other personal, confidential, or sensitive information, and data breaches and other data security incidents expose us to a risk of loss of, or unauthorized access to, this personal information, litigation, and potential liability. As such, we are an attractive target for data security attacks by third parties. Any actual or perceived failure to prevent or mitigate data security incidents or improper access to, or use, acquisition, disclosure, alteration, or destruction of, any such data could result in significant liability and a material loss of revenue resulting from the adverse impact on our reputation and brand, a diminished ability to retain existing, or attract new, customers, and disruption to our business. We rely on third-party service providers to host or otherwise process some of our data and that of our customers, and any failure by such third party, or any other entity in our collective supply chain, to prevent or mitigate data security breaches or improper access to, or use, acquisition, disclosure, alteration, or destruction of, such information could have similar adverse consequences for us.
We have experienced in the past, and may in the future experience, cybersecurity attacks (including denial of service, phishing, social engineering, ransomware, malware, and integrity attacks), computer viruses, software bugs, internet interruptions, disruptions, or losses, spam or other attacks, breach by intentional or negligent conduct, theft or fraud on the part of employees or other third parties, including state-sponsored organizations with significant financial and technological resources, terrorism, improper operation, data loss, coding or configuration errors, credential stuffing, human error, natural disasters, and other security breaches, and as a result, unauthorized parties may impede or deny access to our platform or otherwise obtain access to our data or Redditors’ or advertisers’ data, including personal information. For example, in February 2023, we experienced a data security incident in which an attacker was able to obtain an employee’s login credentials to gain access to certain contact information, internal documents, source code, and other internal business information. We also regularly encounter attempts to create false or undesirable user accounts, purchase ads, or take other actions on our platform for purposes such as spamming, engaging in coordinated information manipulation, or other objectionable ends. Our efforts to address undesirable activity on our platform also increase the risk of retaliatory attack. While we take efforts to protect our systems and data, including taking steps to protect the integrity of our APIs, there can be no assurance that our safety and security measures (and those of our third-party providers) will prevent damage to, or interruption or breach of, our information systems, data, and operations. Our technology may fail to adequately secure the personal information and other data we maintain, and we cannot entirely eliminate the risk of improper or unauthorized access to, or disclosure of, personal information and other data, other data security events that impact the integrity or availability of personal information or our systems and operations, or the related costs we may incur to mitigate and remediate the consequences from such events. We may also assume liabilities for breaches experienced by the companies we acquire. Additionally, we cannot guarantee that our cybersecurity insurance coverage would be sufficient to cover all applicable losses. Any systems failure or compromise of our security that results in the unauthorized access to, or release of, Redditors’ or advertisers’ data or disruption of access to our platform could significantly limit the adoption of our products and services, as well as harm our reputation and brand and, therefore, our business.
In addition, our products operate in conjunction with, and we are dependent upon, third-party products and components across a broad ecosystem. There have been in the past, and may in the future be, significant attacks on certain of our third-party providers, such as the LastPass cybersecurity incidents in 2022. We cannot guarantee that our or our third-party providers’ systems and networks have not been breached or that they do not contain exploitable defects or bugs that could result in a breach of, or disruption to, our systems and networks or the systems and networks of third parties that support us and our services. If there is a security vulnerability, error, or other bug in one of these third-party products or components and if there is a security exploit targeting them, we could face increased costs, liability claims, reduced revenue, or harm to our reputation or competitive position. The natural sunsetting of third-party products and operating systems that we use requires that our infrastructure teams reallocate time and attention to migrations and updates, during which period potential security vulnerabilities could be exploited. Third-party risks may also include insufficient security measures, data location uncertainty, and the possibility of data storage in inappropriate jurisdictions where laws or security measures may be inadequate, and our ability to monitor our third-party service providers’ data security practices are limited. Although we generally have agreements relating to cybersecurity and data privacy in place with our third-party providers, they are limited in nature and we cannot guarantee that such agreements will prevent the accidental or unauthorized access to, or disclosure, loss, destruction, disablement, or encryption of, use or misuse of, or modification of, data (including personal information), or enable us to obtain adequate or any reimbursement from our third-party providers in the event we should suffer any such data security-related incidents. Due to applicable laws, rules, and regulations, or contractual obligations, we may be held responsible for any information security failure or cybersecurity attack attributed to our vendors as they relate to the information we share with them. A vulnerability in a third-party service provider’s software or systems, a failure of our third-party service providers’ safeguards, policies, or procedures, or a breach of a third-party service provider’s software or systems could result in the compromise of the confidentiality, integrity, or availability of our systems or the data housed in our third-party solutions.
Our information technology systems and data have been, and may in the future be, subject to increased risks as many of our employees continue to work remotely and utilize network connections, computers, and devices outside our premises or network, including working at home, while in transit, and in public locations. For example, technologies in our employees’ and service providers’ homes may not be as robust as in our offices and could cause the networks, information systems, applications, and other tools available to employees and service providers to be more limited or less reliable than in our offices. Further, the security systems in place at our employees’ and service providers’ homes, or other remote work locations, may be less secure than those used in our offices, and while we have implemented technical and administrative safeguards to help protect our systems as our employees and service providers work remotely, we may be subject to increased cybersecurity risk, which could expose us to risks of data or financial loss, and could disrupt our business operations. There is no guarantee that the privacy, data security, and data protection safeguards we have put in place will be completely effective or that we will not encounter risks associated with employees and service providers accessing company data and systems remotely.
Moreover, according to U.S. government sources and others, the conflict involving Russia and Ukraine has resulted in a heightened risk of cyberattacks against companies like ours that have operations, vendors, and/or supply chain providers located in or around the region of conflict or that are otherwise related to the conflict.
Our data security measures may also be breached due to employee error, malfeasance, theft, fraud, misconduct, or otherwise, or third parties may attempt to fraudulently induce employees, Redditors, or our advertisers to disclose sensitive or personal information in order to gain access to our data or Redditors’ or advertisers’ data or accounts. Since people on Reddit and our advertisers may use Reddit to establish and maintain online identities, unauthorized communications from Reddit accounts that have been compromised may damage their personal security, reputations, and brands as well as our reputation and brand. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage or breach systems continue to evolve in sophistication and volume and often are not recognized until launched against a target, we may be unable to anticipate these techniques, timely detect and appropriately remediate and respond, defend against such attacks, or implement adequate preventative measures. Moreover, the increasing sophistication and resources of cyber criminals and other non-state threat actors and increased actions by nation-state actors make keeping up with new threats difficult, as the techniques used to obtain unauthorized access to, or to sabotage, systems or networks are constantly evolving and generally are not recognized until launched against a target. Additionally, attackers have used machine learning and AI to launch more automated, targeted, and coordinated attacks against targets. Consequently, we may be unable to anticipate these techniques, detect or react in a timely manner, or implement preventative measures, which could result in delays in our detection or remediation of, or other response to, data security breaches and other data security-related incidents. If an actual or perceived breach of our or our third-party providers’ data security occurs, Redditors and our advertisers may be harmed, lose trust and confidence in us, decrease the use of our products and services, or stop using our products and services entirely. In the event of a data security breach, we may also incur significant legal and financial exposure, including as a result of litigation and other claims, regulatory investigations and inquiries, fines and penalties for non-compliance with applicable data privacy-related laws, rules, or regulations, remediation costs, or indemnification requests. Any of these actions could have an adverse effect on our business, results of operations, financial condition, and prospects.
We anticipate that our ongoing efforts related to data privacy, safety, security, and content review will identify instances of misuse of user data or other undesirable activity by third parties on our platform.
In addition to our efforts to mitigate cybersecurity risks, we are making investments in privacy, safety, security, and content review efforts to combat misuse of our services and user data by third parties. As a result of these efforts, we may discover incidents of misuse of, or unauthorized access to, user data or other undesirable activity by third parties. We have taken steps to protect the integrity of our API, but despite these efforts, our security measures or those of our third-party providers could be insufficient or breached as a result of third-party action, malfeasance, employee errors, service provider errors, technological limitations, defects or vulnerabilities in our platform, or otherwise. We may not discover all such incidents or activity, whether as a result of our data or technical limitations, including our lack of visibility over our encrypted services, the scale of activity on our platform, challenges related to our personnel working remotely, the allocation of resources to other projects, or other factors, and the media, or other third parties. Such incidents and activities may include the use of user data or our systems in a manner inconsistent with our terms, contracts, or policies, the existence of false or undesirable user accounts, election interference, improper advertising practices, activities that threaten people’s safety online or offline, or instances of spamming, scraping, data harvesting, unsecured datasets, or spreading misinformation. For example, third parties often attempt to access and collect Reddit site data through “scraping” and other unauthorized mechanisms for unauthorized purposes, such as distributing such data to other parties for commercial purposes or training AI models for commercial purposes. We may also be unsuccessful in our efforts to enforce our policies or otherwise remediate any such incidents. Any of the foregoing developments may negatively affect Redditor trust and engagement, harm our reputation and brand, make it more difficult for us to monetize our API, require us to change our business practices in a manner adverse to our business, and adversely affect our business, results of operations, financial condition, and prospects. Any such developments may also subject us to additional litigation and regulatory inquiries, which could subject us to monetary penalties and damages, divert management’s time and attention, and lead to enhanced regulatory oversight.
Redditor growth and engagement depends upon effective interoperation with operating systems, networks, devices, web browsers, online application stores, regulations, and standards that we do not control. Changes in our products or to those operating systems, networks, devices, web browser, online application stores, regulations, or standards may harm Redditor retention, growth, and engagement, which could harm our business, results of operations, financial condition, and prospects.
Because we make our products and services available across a variety of operating systems, networks, and websites, we are dependent on the interoperability of our products and services with popular devices, desktop and mobile operating systems, and web browsers that we do not control, such as Mac OS, Windows, Android, iOS, Chrome, Safari, and Firefox. Any changes to these operating systems, devices, web browsers, or online stores distributing our apps that impact the accessibility, speed, or functionality of our products and services or give preferential treatment to competitive products could harm usage of our products and services. Such changes could degrade the functionality of our products and services, making it difficult for Redditors to access our content, or limit our ability to target or measure the effectiveness of ads, which could adversely affect usage of our products and services. Our competitors that control the operating systems, browsers, and online stores that our apps run on, or are distributed through, could make interoperability of our services with those systems, browsers, and stores more difficult. New products introduced by us may take longer to function with these systems and browsers. Further, if the number of platforms for which we develop our products expands, it will result in an increase in our operating expenses.
Additionally, we are subject to the standard policies and terms of service of these operating systems, as well as policies and terms of service of the various application stores that make our apps and experiences available to our developers, creators, and users. These policies and terms of service govern the availability, promotion, distribution, content, and operation generally of applications and experiences on such operating systems and stores. Each provider of these operating systems and stores has broad discretion to change and interpret its terms of service and policies with respect to our platform and those changes may be unfavorable to us and our developers’, creators’, and users’ use of our platform. If we were to violate, or an operating system provider or application store believes that we have violated, its terms of service or policies, that operating system provider or application store could limit or discontinue our access to its operating system or store. In some cases these requirements may not be clear or our interpretation of the requirements may not align with the interpretation of the operating system provider or application store, which could lead to inconsistent enforcement of these terms of service or policies against us, and could also result in the operating system provider or application store limiting or discontinuing access to its operating system or store. Any limitation on or discontinuation of our access to any third-party platform or application store could adversely affect our business, results of operations, financial condition, and prospects.
If we are unable to deliver a high-quality, relevant, reliable, trustworthy, and innovative user experience and products and services across different devices with different operating systems, user growth, retention, or engagement may decline, which could harm our business, results of operations, financial condition, and prospects. In addition, we may not be successful in developing relationships with key participants in the mobile industry or in developing products or services that operate effectively with these operating systems, networks, devices, web browsers, and standards. In the event that it is difficult for Redditors to access and use our products and services, particularly on their mobile devices, Redditor growth and engagement could be harmed, and our business, results of operations, financial condition, and prospects could be adversely affected.
Our business depends on continued and unimpeded access to our products and services on the internet by Redditors and our advertisers. If we or Redditors experience disruptions in internet service or if internet service providers are able to block, degrade, or charge for access to our products and services, we could incur additional expenses and the loss of users and advertisers, which could undermine our operations.
We depend on the ability of Redditors and our advertisers to access the internet. Currently, this access is provided by companies that have significant market power in the broadband and internet access marketplace, including incumbent telephone companies, cable companies, mobile communications companies, government-

owned service providers, device manufacturers, and operating system providers, any of whom could take actions that degrade, disrupt, or increase the cost of user access to our products or services, which would, in turn, negatively impact our business. The adoption of any laws, rules, or regulations that adversely affect the growth, popularity, or use of the internet, including laws, rules, regulations, or practices limiting internet neutrality, could decrease the demand for, or the usage of, our products and services, increase our cost of doing business, and adversely affect our results of operations. We also rely on other companies to maintain reliable network systems that provide adequate speed, data capacity, and security to us and our users. As the internet continues to experience growth in the number of users, frequency of use, and amount of data transmitted, the internet infrastructure on which we and our users rely may be unable to support the demands placed upon it. Frequent or persistent interruptions in our products and services could cause users to believe that our products and services are unreliable, leading them to switch to our competitors or to otherwise avoid our products and services. The failure of the internet infrastructure on which we or our users rely, even for a short period of time, could undermine our operations. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, or continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, results of operations, financial condition, and prospects could be harmed.
Our products and services may contain undetected software errors, bugs, or other vulnerabilities, which could harm our business, results of operations, financial condition, and prospects.
Our products and services incorporate complex software, and we encourage employees to quickly develop and help us launch new and innovative features. Our software, including any open source software that is incorporated into our code, may now or in the future contain errors, bugs, or other vulnerabilities. Some errors, bugs, or vulnerabilities in our software code inherently may be difficult to detect and may only be discovered after the product or service has been released for external or internal use. Such errors, bugs, vulnerabilities, or defects could also be exploited by malicious actors and result in exposure of our users’ or advertisers’ data, or otherwise result in a security breach or other security incident. We may need to expend significant financial and development resources to analyze, correct, eliminate, or work around errors or defects or to address and eliminate vulnerabilities. In addition, our products and services are increasingly reliant on machine learning systems and AI, which are complex, subject to increasing litigation and regulatory scrutiny, and may have errors or inadequacies that are not easily detectable. The effectiveness of such AI systems and technologies could be impaired by incomplete, biased, or inadequate inputs or training data, which could lead us to make determinations or recommendations in our products or services that have an adverse effect on our business and financial results. Moreover, these systems may inadvertently reduce our efficiency, or may cause unintentional or unexpected outputs that are incorrect, do not match our business goals, do not comply with our policies or applicable legal requirements, or otherwise are inconsistent with our brand, guiding principles, and mission. Any errors, bugs, or vulnerabilities discovered in our code after release could result in negative user experiences, damage to our reputation, compromised ability of our products and services to perform in a manner consistent with Redditor expectations, delayed product introductions, compromised ability to protect the data of our users or advertisers or an inability to provide some or all of our services, loss of Redditors, loss of advertisers or advertising revenue, or liability for damages, any of which could adversely affect our business, results of operations, financial condition, and prospects.
Many of our products and services contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could adversely affect our business, results of operations, financial condition, and prospects.
We use open source software in our products and services and may continue to use open source software in the future. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software. If we combine our proprietary software with open source software in a certain manner, we could, under certain open source licenses, be required to release the source code of our proprietary software to the public on unfavorable terms or at no cost. Any actual or claimed requirement to disclose our proprietary source code or pay damages for breach of contract may allow our competitors to create similar products with lower development effort and time and, ultimately, could result in a loss of sales for us. Some open source software may include generative AI software or other software that incorporates or relies on generative AI. The use of such software may expose us to risks as the intellectual property ownership, license rights, and other legal rights, including copyright, of generative AI software and tools have not been fully interpreted by U.S. or foreign courts or been fully addressed by legislation. It may be challenging to ascertain whether the authors of the original software had sufficient rights to support our usage of the software and data and models underlying the software. In addition to intellectual property risks, the use of this software may exacerbate other risks, including cybersecurity and privacy risks and other rights issues. This could adversely affect our reputation and expose us to legal liability as well as contractual or regulatory risk.
We regularly contribute software source code to open source projects under open source licenses or release internal software projects under open source licenses, and may continue doing so in the future. Our ability to protect our intellectual property rights with respect to source code which we have made publicly available may be limited. The terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in ways that could impose unanticipated conditions or restrictions on our ability to commercialize products or services incorporating such software. Moreover, we cannot assure you that our processes for controlling our use of open source software in our products will be effective. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source license, such use could inadvertently occur, or could be claimed to have occurred, in part because open source license terms are often ambiguous. From time to time, we may face claims from third parties asserting ownership of, or demanding release of, the open source software or derivative works that we develop using such software (which could include our proprietary source code), or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products or services on terms that are not economically feasible, to re-engineer our products or services, to discontinue the sale of our products or services if re-engineering could not be accomplished on a timely or cost-effective basis, or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, results of operations, financial condition, and prospects.
Further, the use and distribution of open source software may entail greater risks than the use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of software. There is typically no support available for open source software, and we cannot ensure that the authors of such open source software will implement or push updates to address security risks or will not abandon further development and maintenance. Many of the risks associated with the use of open source software, such as the lack of warranties or assurances of title or performance, cannot be eliminated, and could, if not properly addressed, negatively affect our business. Any of these risks could be difficult to eliminate or manage and, if not addressed, could have an adverse effect on our business, results of operations, financial condition, and prospects.
We may be unable to obtain, maintain, protect, defend, or enforce our intellectual property adequately, which could harm our business, results of operations, financial condition, and prospects.
We believe that intellectual property is an important part of our industry and business. We rely primarily on a combination of copyright, trademark, and trade secret laws, as well as internal security controls, confidentiality procedures, invention assignment and license agreements, and contractual provisions, to establish and protect our intellectual property rights in the United States and abroad. Various factors outside our control pose a threat to our intellectual property rights, as well as to our products, services, and technologies. For example, the efforts we have taken to protect our intellectual property may not be sufficient or effective, and our copyrights, trademarks, and other intellectual property or proprietary rights may be challenged, contested, narrowed in scope, or held invalid or unenforceable. Further, in light of our reliance on a significant amount of open source materials, we may not have the ability to protect certain of our information and technology. The steps we take to protect our intellectual property rights may not be sufficient to effectively prevent third parties from infringing, misappropriating, or otherwise violating our intellectual property rights or to prevent unauthorized disclosure or unauthorized use of our trade secrets or other confidential information. We may not be effective in policing unauthorized use of our intellectual property or in appropriately managing our open source catalog. Any enforcement efforts we undertake, including litigation, could be time-consuming and expensive, could divert management’s attention and may result in a court determining that our intellectual property rights are unenforceable. If we are not successful in protecting our intellectual property rights in a cost-effective manner, our business, results of operations, financial condition, and prospects could be harmed.

Further, we have filed patent applications in the United States, which remain pending, to protect certain of our technology and intellectual property. There can be no assurance that pending patent applications will result in the issuance of registered patents. Even if issued, any resulting issued patents may have claims narrower than those set forth in our patent applications. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. There can also be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and compete with our business or that unauthorized parties may attempt to copy aspects of our technology and use information that we consider proprietary. For example, it is possible that third parties, including our competitors, may obtain patents relating to technologies that overlap or compete with our technology. If third parties obtain patent protection with respect to such technologies, they may assert that our technology infringes their patents and seek a licensing fee from us or otherwise exclude us from using our technology. Additionally, there can be no assurance that each of our trademark applications will result in the issuance of a registered trademark or that each resulting trademark registration will be able to be maintained. We have acquired in the past, and may in the future, acquire additional patents or patent portfolios, license patents from third parties, or agree to license the use of our patents to third parties, which could require significant cash expenditures.
Any additional investment in protecting our intellectual property through additional copyright, trademark, patent, or other intellectual property filings could be expensive or time-consuming. We may not be able to obtain protection for our technology and, even if we are successful in obtaining effective copyright, trademark, and patent protection, it is expensive to maintain these rights, both in terms of application and maintenance costs, and the time and cost required to defend our rights could be substantial.
In addition to registered intellectual property rights, we rely on unregistered intellectual property rights, such as trade secrets, confidential information, know-how, and technical information. We seek to protect our intellectual property, technology, and confidential information by requiring our employees, contractors, consultants, and other third parties who develop intellectual property on our behalf to enter into invention assignment agreements, and third parties we share information with to enter into nondisclosure and confidentiality agreements. We cannot guarantee that we have entered into such agreements with each party who has developed intellectual property on our behalf and each party that has or may have had access to our confidential information, know-how, trade secrets, and technical information. These agreements may be insufficient or breached, or may not effectively prevent unauthorized access to or unauthorized use, disclosure, misappropriation, or reverse engineering of, our confidential information, intellectual property, or technology. Moreover, these agreements may not provide an adequate remedy for breaches or unauthorized use or disclosure of our confidential information or technology, or infringement of our intellectual property. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside of the United States are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us, and our competitive position could be materially and adversely harmed. The loss of trade secret protection could make it easier for third parties to compete with our products and services by copying the functionality of our products and services. Additionally, individuals not subject to invention assignment agreements may make adverse ownership claims to our current and future intellectual property, and, to the extent that our employees, contractors, consultants, or other third parties with whom we do business use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.
Effective intellectual property protection may not be available in every country in which we operate or intend to operate our business or offer our products and services, and our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the United States because of the differences in foreign patent, trademark, copyright, and other laws concerning intellectual property and proprietary rights.
Third parties may knowingly or unknowingly infringe, misappropriate, or otherwise violate our intellectual property or other proprietary rights, and particularly as we expand the scope of our business and the countries in which we operate, we may not be able to prevent third parties from infringing, misappropriating, or otherwise violating or challenging our use of, our intellectual property or proprietary rights, including those used to build and distinguish the “Reddit” brand. If the protection of our intellectual property and proprietary rights is inadequate to prevent unauthorized use or appropriation by third parties, the value of our brand and other intangible assets may be diminished and competitors may be able to more effectively mimic our technologies, products, services, features, or methods of operations. We also may be required to spend significant resources to monitor and protect our intellectual property rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights. An adverse outcome in such litigation or proceeding may expose us to a loss of our competitive position, expose us to significant liabilities, or require us to seek licenses that may not be available on commercially acceptable terms, or at all. Any of these events could harm our business, results of operations, financial condition, and prospects.
We have in the past, and may in the future, be subject to claims that we violated certain third-party intellectual property rights, which, even where meritless, can be costly to defend and could adversely affect our business, results of operations, financial condition, and prospects.
Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating, or otherwise violating the intellectual property rights of third parties. However, we have been in the past, and may in the future be, involved in lawsuits and other disputes alleging that we have infringed, misappropriated, or otherwise violated the intellectual property rights of third parties. We may not be aware that our products or services are infringing, misappropriating, or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging such infringement, misappropriation, or violation. Third parties may be able to successfully challenge, oppose, invalidate, render unenforceable, dilute, misappropriate, or circumvent our patents, trademarks, copyrights, and other intellectual property rights, which has occurred in the past, and may occur in the future. Additionally, companies in the technology industry own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of receiving more intellectual property claims against us grows. In addition, various “non-practicing entities,” and other intellectual property rights holders have asserted in the past, and may attempt to assert in the future, intellectual property claims against us and have sought, and may attempt to seek in the future, to monetize the intellectual property rights they own to extract value through licensing arrangements or other settlements.
We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not adversely affect our business, results of operations, financial condition, or prospects. We have incurred in the past, and may in the future incur, expenses associated with litigation and settlement costs arising out of allegations that we have infringed, misappropriated, or otherwise violated the intellectual property rights of third parties. Any such claims or litigation, even those without merit and regardless of the outcome, could cause us to incur significant expenses, and, if successfully asserted against us, could require that we pay substantial costs or damages, pay significant ongoing royalty payments, pay settlement or licensing fees, prevent us from offering our products or services or using certain technologies, force us to implement expensive work-arounds or re-designs, impose other unfavorable terms, distract management from our business, or satisfy indemnification obligations.
If any of our technologies, products, or services are found to infringe, misappropriate, or otherwise violate a third party’s intellectual property rights, we could be required to obtain a license from such third party to continue commercializing or using such technologies, products, or services. However, we may not be able to obtain any required license on commercially reasonable terms, or at all. Even if we were able to obtain a license, it could be non-exclusive, thereby giving our competitors and other third parties access to the same technologies licensed to us, and it could require us to make substantial licensing and royalty payments. We also could be required, including by court order, to cease the commercialization or use of the violating technology, products, or services. Accordingly, we may need to design around such violated intellectual property, which may be expensive, time-consuming, or infeasible. In addition, we could be found liable for significant monetary damages, including treble damages and attorneys’ fees, if we are found to have willfully infringed a patent or other intellectual property right. Claims that we have misappropriated the confidential information or trade secrets of third parties could similarly harm our business. If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement, misappropriation, or violation claims against us, such payments, costs, or actions could adversely affect our competitive position, business, results of operations, financial condition, and prospects. Even if intellectual property claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and require significant expenditures. Any of the foregoing could prevent us from competing effectively and could have an adverse effect on our business, results of operations, financial condition, and prospects.
Risks Related to Governmental Regulation and Litigation
Our business is subject to increasingly complex and evolving laws, rules, regulations, industry standards, and other legal obligations regarding content, consumer protection, competition, privacy, and other matters. Failure to comply with such laws, rules, regulations, industry standards, and other legal obligations could harm our business.
We are subject to a variety of laws, rules, regulations, industry standards, and other legal obligations in the United States and abroad that involve matters central to our business, including content, intellectual property, rights of publicity and privacy, advertising, machine learning and AI, marketing, distribution, competition, consumer protections, protection of minors, telecommunications, product liability, taxation, economic or other trade prohibitions or sanctions, and securities laws. These laws, rules, and regulations are stringent, evolving, and involve matters central to our business, including, among others:
•copyright or similar laws around the world, including the EU Directive on Copyright in the Digital Single Market (“EU Copyright Directive”), which has been implemented recently by certain EU member states, and the News Media Bargaining Code drafted by the Australian Competition and Consumer Commission, that introduce new constraining licensing regimes that could increase the liability of some content-sharing services with respect to content uploaded by their users, and may also require compensation negotiations with news agencies and publishers for the use of such content;
•various laws and proposals with regard to content removal and disclosure obligations around the world, such as the European Commission’s Digital Services Act and the Audio-Visual Media Services Directive, Germany’s Network Enforcement Act (Netzwerkdurchsetzungsgesetz, or NetzDG), the UK’s Online Safety Bill;
•data localization laws, which generally mandate that certain types of data collected in a particular country be stored and/or processed within that country;
•various U.S. laws involving sex trafficking, including the Fight Online Sex Trafficking Act and the Stop Enabling Sex Traffickers Act; and
•various U.S. and international laws that govern the distribution of certain materials to children and regulate the ability of online services to collect information from minors, including the Children’s Online Privacy Protection Act.
These U.S. federal and state and foreign laws, rules, and regulations, which in some cases can be enforced by private parties in addition to government entities, are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws, rules, and regulations are often uncertain, particularly in the new and rapidly evolving industry in which we operate, and may be interpreted and applied inconsistently from jurisdiction to jurisdiction and inconsistently with our current policies and practices. New laws, amendments to or reinterpretations of existing laws, rules, regulations, standards, and other obligations have required us in the past, and may in the future require us, to incur additional costs, restrict our business operations, change how we use, collect, store, transfer, or process certain types of personal information and implement new processes to comply with those laws and our users’ exercise of their rights thereunder.

Legislative changes in the United States, at both the federal and state level, have imposed and could further impose new obligations in areas such as moderation of content posted on our platform by third parties, including with respect to requests for removal based on claims of copyright. Further, there are various Executive Branch and Congressional efforts to restrict the scope of the protections from legal liability for content moderation decisions and third-party content posted on online platforms that are currently available to online platforms under Section 230 of the Communications Decency Act, and our current protections from liability for content moderation decisions and third-party content posted on our platform in the United States could decrease or change, potentially resulting in increased liability for content moderation decisions and third-party content posted on our platform and higher litigation costs. There are also various state laws and proposals that seek to regulate online content moderation, impose new disclosure obligations, and expand the circumstances under which online intermediaries may be held liable for third-party content. Finally, there are pending cases before the judiciary that may result in changes to the protections afforded to internet platforms that, depending on the outcomes, could greatly limit the scope of the current protections. If these proposed or similar laws are passed or upheld, if similar future legislation or governmental action is proposed or taken, and if existing protections are limited or removed, changes will be required that could impose additional costs of operation, subject us to additional liability or cause Redditors to abandon the service, any of which may adversely affect our business, results of operations, financial condition and prospects.
We could also face fines, orders restricting or blocking our services in particular geographies, or other government-imposed sanctions as a result of content hosted on our services. For example, laws and regulations in Germany and India provide for the imposition of fines for failure to comply with certain content removal, law enforcement cooperation, and disclosure obligations. Numerous other countries in Europe, the Middle East, Asia-Pacific, and Latin America are considering, or have implemented, similar legislation imposing penalties, including fines, service throttling, access blocking, or advertising bans, for failure to remove certain types of content or to follow certain processes. Such content-related legislation also has required us in the past, and may require us in the future, to change our products or business practices, increase our costs, or otherwise impact our operations or our ability to provide services in certain geographies. Regulatory or legislative actions affecting the manner in which we display content to our users or obtain consent for various practices could require product changes in the user interface that could adversely affect user growth and engagement.
Additionally, we continue to pursue new business initiatives to empower communities through new technologies, including machine learning and AI, blockchain technology and non-fungible token (“NFT”) standards. These initiatives and technologies are subject to complex and rapidly-evolving laws and regulations that may be modified, interpreted, and applied in an inconsistent manner from one jurisdiction to another, and may conflict with one another. As we navigate an uncertain legal and regulatory landscape, we make determinations about how these laws and regulations apply to our business initiatives; however, governments and regulatory authorities may disagree with our risk-based judgments, which may adversely affect our business initiatives. In addition, future legal and regulatory developments related to blockchain technology and NFT standards may negatively impact demand for, and our ability to offer, products and services related to these new technologies. They may also increase our compliance and litigation costs, cause us to change our business practices, and harm our business, results of operations, financial condition, and prospects.
Although we value privacy at Reddit, we face increasing scrutiny and regulatory complexity with regard to data privacy and data protection, especially with regard to our international expansion plans. If we fail, or are perceived as failing, to protect the data privacy of those who use or work at Reddit, our business and reputation will suffer and our business, results of operations, financial condition, and prospects could be adversely affected.
We receive, store, handle, transmit, use, and otherwise process personal and business information and other data from and about actual and prospective customers, as well as our employees, Redditors, and service providers. As a result, we and our handling of data are subject to a variety of laws, rules, and regulations relating to privacy and data security, including regulation by various federal, state, and foreign governmental authorities and agencies. In some cases, these laws, rules, and regulations impose obligations directly on us as both a data controller and a data processor (or the equivalents thereof). These laws, rules, and regulations are constantly evolving and may be interpreted, applied, created, or amended in a manner that could harm our current or future business and operations.

Our data handling and processing activities are also subject to contractual obligations and industry standards. These laws include, among others:
•U.S. federal privacy laws, such as the Federal Trade Commission Act;
•data privacy laws, such as the EU GDPR, the UK GDPR, and the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act (the “CCPA”);
•data privacy and protection laws passed by many states within the United States and by certain countries regarding notification to data subjects or regulators when there is a security breach of personal data; and
•new laws further restricting the collection, processing, or sharing of personal information for advertising-related purposes.
In the United States, violation of consumers’ privacy rights or failure to take appropriate steps to keep consumers’ personal information secure may constitute unfair or deceptive acts or practices in or affecting commerce in violation of the Federal Trade Commission Act or other state regulations. We also may be subject to specific data security frameworks or laws that require us to maintain a certain level of security. For example, the Federal Trade Commission expects a company’s data security measures to be reasonable and appropriate in light of the sensitivity and volume of consumer information it holds, the size and complexity of its business, and the cost of available tools to improve security and reduce vulnerabilities.
In addition to the foregoing federal laws and regulations, certain states have adopted new or modified privacy and data security laws and regulations that may apply to our business, such as the CCPA, which imposes obligations on businesses that collect and process personal information of California residents. Among other things, the CCPA broadly defines personal information, requires covered companies to provide disclosures to California residents about the data collection, use and disclosure practices of covered businesses, and provides such residents expanded rights to access, correct and delete their personal information and to opt-out of certain sales or transfers of personal information. The CCPA imposes severe civil penalties and statutory damages as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action is expected to increase the likelihood of, and risks associated with, data breach litigation. The effects of the CCPA are significant and may require us to further modify our data collection or processing practices and policies and to incur costs and expenses in an effort to comply. In addition, California’s Age-Appropriate Design Code, which is modeled after the UK Information Commissioner’s Office’s (“UK ICO”) Age Appropriate Design Code, is intended to go into effect in 2024; non-compliance with the law, if enacted, could result in regulatory action, including injunctions and statutory civil penalties.
The enactment of the CCPA is prompting a wave of similar legislative developments in other states in the United States, which creates the potential for a patchwork of overlapping but different state laws. This also may mark the beginning of a trend toward more stringent privacy legislation in the United States, which could increase our potential liability and adversely affect our business, results of operations, and financial condition. For example, like California, Virginia signed into law the Virginia Consumer Data Protection Act, which also contains detailed requirements, on covered companies, relating to the access to, deletion of, and disclosures of personal data collected by covered businesses about Virginia residents. Further, several other states (including Colorado, Connecticut and Utah) have also enacted new privacy regulations, which took effect or are scheduled to take effect in 2023. Similar laws have been proposed in other states, at the federal level, and in other countries, reflecting a global trend toward more stringent privacy legislation. These new state laws share similarities with the CCPA and legislation proposed in other states. Many other states are currently reviewing or proposing the need for greater regulation of the collection, sharing, use, and other processing of personal information for marketing purposes or otherwise, and there remains increased interest in a new comprehensive privacy and data protection law at the federal level as well. Additionally, in order to comply with the varying state laws around data breaches, we must maintain adequate data security measures, which require significant investments in resources and ongoing attention. The risk of legal claims in the event of a security breach is increasing. For example, as described above, the CCPA creates a private right of action for certain data breaches. Such laws and regulations could also restrict our customers’ ability to run their businesses, which may in turn, impact our business operations.

Additionally, laws in all 50 U.S. states require businesses to provide notice under certain circumstances to governmental authorities and affected individuals in connection with personal data breaches, and we have notified in the past, and may in the future notify, applicable governmental authorities and affected individuals in the event of a data breach or other data security incident. The laws are not consistent, as certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to sensitive and personal information than federal, international, or other state laws, and such laws may differ from each other, which may complicate compliance efforts. Compliance in the event of a widespread data breach is costly. These laws, rules, and regulations may also impact our ability to expand advertising on our platform internationally, as they may impede our ability to deliver targeted advertising and accurately measure our ad performance.
In certain jurisdictions, regulatory requirements are more stringent than or different from those in the United States. In particular, the EU and its member states and the UK traditionally have taken broader views as to the types of data that are subject to privacy and data protection, and have imposed greater legal obligations on companies in this regard. For example, we are subject to the EU GDPR, supplemented by national laws in EU member states and the UK GDPR, which regulates the collection, control, sharing, disclosure, use, transfer, and other processing of personal data and imposes stringent data protection requirements with significant penalties, and the risk of civil litigation, for noncompliance. The enactment of the GDPR also introduced numerous privacy-related changes for companies operating in the EU and the UK, including greater control for data subjects (including, for example, the “right to be forgotten”), increased data portability for EU and UK consumers, data breach notification requirements, and increased fines. In particular, fines for certain breaches are significant, up to the greater of 4% of total global annual turnover or €20 million in the EU (£17.5 million under the UK GDPR). Since we are subject to the supervision of the relevant data protection authorities under both the EU GDPR and the UK GDPR, we could be fined under each of these regimes independently in respect of the same breach. In addition to fines, a breach of the relevant regimes could result in litigation, regulatory investigations or inquiries, reputational damage, orders to cease or change our data processing activities, enforcement notices, or assessment notices (for a compulsory audit). Moreover, following the UK’s exit from the EU and ongoing developments in the UK, including the introduction of the Data Protection and Digital Information Bill introduced into the UK Parliament for discussion in July 2022, there is now increased uncertainty with regard to data protection regulation in the UK. Since January 2021 (when the transitional period following Brexit expired), we have been required to comply with both the EU GDPR and the UK GDPR, exposing us to two parallel regimes with potentially divergent interpretations and enforcement actions for certain violations. The relationship between the UK and the EU in relation to certain aspects of data protection law remains unclear, and because the UK GDPR will not automatically incorporate changes to the EU GDPR going forward, it is unclear how UK data protection laws and regulations will develop in the medium to longer term. For example, in 2021, the European Commission announced an adequacy decision concluding that the UK ensures an equivalent level of data protection to the EU GDPR, which provides some relief regarding the legality of continued personal data flows from the EU to the UK. This adequacy determination will automatically expire in June 2025 unless the European Commission renews or extends it and may be modified or revoked in the interim. Any changes required to comply with the EU GDPR or UK GDPR will lead to additional costs and increase our overall risk exposure.
Moreover, the EU-U.S. Privacy Shield Framework, a transfer framework we relied upon for data transferred from the EU and the UK to the United States, was invalidated in July 2020 by the Court of Justice of the EU. For transfers to the United States, the European Commission has adopted an adequacy decision for entities self-certified under the new EU-U.S. Data Privacy Framework (“DPF”), rendering the DPF effective as an EU GDPR transfer mechanism to the United States for self-certified entities. Although the DPF does not apply to the UK, on October 12, 2023, a UK-U.S. Data Bridge came into force to facilitate transfers of personal data from the UK to the United States. However, we expect the existing legal complexity and uncertainty regarding international personal data transfers to continue. In particular, we expect the DPF adequacy decision to be challenged and international transfers to the United States and to other jurisdictions more generally to continue to be subject to enhanced scrutiny by regulators. In addition, the other bases upon which we rely to transfer such data, such as Standard Contractual Clauses (“SCCs”), have been subjected to regulatory and judicial scrutiny. The Court of Justice of the EU ruled in July 2020 that reliance on the SCCs alone may not necessarily be sufficient in all circumstances and transfers must be assessed on a case-by-case basis. In June 2021, the European Commission published revised SCCs for data transfers from the EU, which were required to be used for new and existing data transfer arrangements by

December 27, 2022. There is some uncertainty around whether the revised SCCs, particularly whether they can be relied on for data transfers to non-EU entities subject to the GDPR. The European Commission has stated an intention to publish a new set of SCCs applicable to such transfers to non-EU entities subject to the GDPR; the substantive content of these proposed SCCs remains unclear. The revised SCCs apply only to the transfer of personal data outside of the EU and not the UK; the UK ICO has published its own International Data Transfer Agreement and the International Data Transfer Addendum to the SCCs (the “IDTA”), which came into force on March 21, 2022: the revised clauses must be used for relevant new data transfers; and existing SCC arrangements must be migrated to the revised clauses by March 21, 2024. These various developments in relation to international personal data transfers require us to implement new or revised documentation and processes, within the relevant time frames, and are subject to ongoing scrutiny and potential future challenge, leading to additional costs and increasing our overall risk exposure.
While we also rely upon alternative legal bases for data transfers, if the new DPF is invalidated in the future and we are unable to continue to rely on SCCs and the IDTA or validly rely upon other alternative means of data transfers from the EU and the UK to the United States, we may suffer additional costs, complaints or regulatory investigations, inquiries, or fines, and we may be unable to operate material portions of our business in the EU or the UK, and/or stop using certain tools and vendors and make other operational changes which would materially and adversely affect our business, results of operations, financial condition, and prospects.
We are also subject to evolving EU and UK privacy laws, including with respect to cookies and e-marketing. For example, periodically, the UK ICO reaches out to us with questions regarding the UK ICO’s Age Appropriate Design Code and GDPR compliance, and our use of cookies on our site. In the EU and the UK, regulators are increasingly focusing on compliance with requirements in the online behavioral advertising ecosystem. Further, EU national laws that implement the ePrivacy Directive (Directive 2002/58/EC concerning the processing of personal data and the protection of privacy in the electronic communications sector) may be replaced by an EU regulation, known as the ePrivacy Regulation (Proposal for a Regulation concerning the respect for private life and the protection of personal data in electronic communications), which may alter rules on tracking technologies, impose burdensome requirements surrounding obtaining consent and significantly increase fines for non-compliance. While the text of the ePrivacy Regulation is still under development, a recent European court decision, regulators’ recent guidance, and recent campaigns by a not-for-profit organization are driving increased attention to cookies and tracking technologies under existing law. If regulators start to enforce an increasingly strict approach, this could lead to substantial costs, require significant systems changes, limit the effectiveness of our marketing activities, divert the attention of our technology personnel, adversely affect our margins, increase costs, and subject us to additional liabilities.
We make public statements about our use, collection, disclosure, and other processing of personal information through our privacy policies, information provided on our website, and press statements. Although we endeavor to comply with our public statements and documentation, we may at times fail to do so or be perceived to have failed to do so. If the publication of our privacy policies and other statements that provide promises and assurances about data privacy and security or otherwise describe our data processing contain any information that a court or regulator finds to be deceptive, unfair, inaccurate, inadequate, or misrepresentative of our actual practices, we could also be exposed to legal or regulatory liability. Any such proceedings or violations could force us to spend money in defense or settlement, result in the imposition of monetary liability or demanding injunctive relief, divert management’s time and attention, increase our costs of doing business, and adversely affect our reputation. Furthermore, the uncertain and shifting regulatory environment and trust climate may cause concerns regarding privacy and data protection and may cause our customers to resist providing the data necessary to allow them to use our services effectively. Even the perception that the privacy of personal information is not satisfactorily protected or does not meet regulatory requirements could negatively impact our business operations.
Furthermore, emerging trends in data privacy and security may impact our business operations. For example, multiple jurisdictions are taking a heightened interest in AI and machine learning, which we make use of. There has been a recent wave of policy and regulatory responses from various governments rolling out action plans for risk mitigation to legislation being introduced to generally oversee the use of AI.

For example, in 2022, the European Commission proposed two directives seeking to establish a harmonized civil liability regime for AI in the EU, in order to facilitate civil claims in respect of harm caused by AI and to include AI-enabled products within the scope of the EU’s existing strict liability regime. In addition, in December 2023, the Council of the EU European Parliament and European Commission reached provisional agreement on a revised draft of the AI Act, which is currently expected to be enacted in 2024. The current draft of the AI Act, if enacted, would establish a governance framework for AI in the EU market. The regulation is intended to apply to companies that develop, use, and/or provide AI in the EU and would include requirements around transparency, conformity assessments and monitoring, risk assessments, human oversight, security, and accuracy, and includes substantial penalties for non-compliance. Complying with the applicable requirements of the AI Act may impose additional costs on us, increase our risk of liability, or adversely affect our business. If enacted in this form or a similar form, this regulatory framework is expected to have a material impact on the way AI is regulated in the EU, and together with developing guidance and decisions in this area, may affect our use of AI and our ability to provide and to improve our services, require additional compliance measures and changes to our operations and processes, result in increased compliance costs and potential increases in civil claims against us, and could adversely affect our business, results of operations, and financial condition.
From time to time, governments, regulators, and other third parties have in the past, and may in the future, reach out to ask questions or express concerns about whether our products, services, or practices compromise the privacy or data protection rights of Redditors and others. While we strive to comply with applicable laws, rules, and regulations relating to privacy, data protection, and data security, our privacy policies, and other obligations we may have with respect to privacy, data protection, and data security, the failure or perceived failure to comply with such obligations may result, in investigations, inquiries, and other proceedings or actions against us by governments, regulators, or other third parties. Additionally, we have been in the past, and may in the future become, involved in data privacy-related litigation or other disputes. A number of proposals have recently been adopted or are currently pending before federal, state, and foreign legislative and regulatory bodies that could significantly affect our business.
We cannot assure you that any third-party providers with access to personally identifiable and other sensitive or confidential information in relation to which we are responsible will not breach contractual obligations imposed by us, or that they will not experience data security breaches or attempts thereof, which could have a corresponding effect on our business, including putting us in breach of our obligations under various data privacy and data protection laws, rules and regulations, which could in turn adversely affect our business, results of operations and financial condition. If our customers or third-party providers violate applicable laws, regulations, rules or standards, or our policies or other privacy or security-related obligations, such violations may also put the information of our customers, third-party providers or employees at risk. We cannot assure you that our contractual measures and our own privacy and data protection-related safeguards will protect us from the risks associated with the third-party processing, storage and transmission of such information. Increasing use of social media could also give rise to liability, breaches of data security or reputational damage.
Any failure or perceived failure by us or our third-party providers to comply with our privacy policies, data privacy-related obligations to Redditors or other third parties, or our data privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, or other failure or noncompliance by us with applicable laws, rules, regulations, industry standards, or other legal obligations or requirements relating to data privacy and our processing of personal information could subject us to investigations, litigation, sanctions, enforcement actions, disgorgement of profits, substantial fines, damages, reputational harm, a significant diversion of management’s attention and resources, civil and criminal penalties, injunctions, or other collateral consequences, any of which could adversely affect our business, results of operations, financial condition, and prospects.

We may incur liability as a result of information retrieved from or transmitted over the internet or published using our platform or as a result of claims related to our products, and legislation regulating content on our platform may require us to change our products or business practices and may adversely affect our business, results of operation, financial condition, and prospects.
We have faced, currently face, and will continue to face claims relating to information or content that is published or made available on our platform, including our policies and enforcement actions with respect to such information or content. We could incur significant costs investigating and defending such claims and, if we are found liable, significant damages. In particular, the nature of our business exposes us to claims related to defamation, dissemination of misinformation or news hoaxes, discrimination, harassment, intellectual property rights, rights of publicity and privacy, personal injury torts, laws regulating hate speech or other types of content, online safety, sex trafficking, consumer protection, and breach of contract, among others. In addition, there are various U.S. Executive Branch, Congressional, and state-level efforts to regulate the content made available on platforms such as ours, and to restrict the scope of the protections from legal liability for content moderation decisions and third-party content posted on online platforms that are currently available to online platforms under Section 230 of the Communications Decency Act, and our current protections from liability for content moderation decisions and third-party content posted on our platform in the United States could decrease or change, potentially resulting in increased liability for content moderation decisions and third-party content posted on our platform and higher litigation costs. In addition, there have been, and will continue to be, legislative developments related to imposing new obligations on online platforms with respect to commerce listings, user content, counterfeit goods, and copyright-infringing material.
This risk is enhanced in certain jurisdictions outside of the United States where our protection from liability for third-party actions may be unclear or where we may be less protected under local laws than we are in the United States. For example, in April 2019, the EU passed the EU Copyright Directive, which expanded online platform liability for copyright infringement and regulated certain uses of news content online, which member states are currently implementing into their national laws. In addition, the EU revised the European Audiovisual Media Service Directive to apply to online video-sharing platforms, which member states were required to implement into national law by December 2020. Irish regulators have designated us as a video-sharing platform service under their Online Safety and Media Regulation Act, implementing their version of the directive. We could also face fines, orders restricting or blocking our services in particular geographies, or other government-imposed remedies as a result of content hosted on our services. For example, legislation in Germany and India has resulted in the past, and may result in the future, in the imposition of fines or other penalties for failure to comply with certain content removal, law enforcement cooperation, and disclosure obligations. The governments of some countries, such as India and Pakistan, have passed laws and regulations restricting the distribution of content and products deemed to represent foreign or “immoral” influences. Numerous other countries in Europe, the Middle East, Asia-Pacific, and Latin America are considering or have implemented legislation imposing potentially significant penalties, including fines, service throttling, access bans, or advertising bans, for failure to remove certain types of content or follow certain processes. Content-related legislation and regulations also have required us in the past, and may require us in the future, to change our products or business practices, increase our costs, or otherwise impact our operations or our ability to provide services in certain geographies. For example, the EU Copyright Directive requires certain online services to obtain authorizations for copyrighted content or to implement measures to prevent the availability of that content, which may require us to make substantial investments in compliance processes. Member states’ laws implementing the EU Copyright Directive may also require online platforms to pay for content. In addition, the majority of the substantive provisions of the Digital Services Act in the EU are expected to take effect between 2023 and 2024, and have already, and will continue to, significantly increase our compliance costs and require changes to our processes and operations. Further, the European Electronic Communications Code, which EU member states are currently implementing into their national laws, has expanded the scope of the ePrivacy Directive’s security requirements and restrictions on communications data usage to certain over-the-top communications services. This expansion of the ePrivacy Directive may increase our compliance costs or require changes to our processes and operations. The UK Online Safety Bill, expected to take effect in 2024, may also significantly increase our compliance costs and proposes significant fines for certain breaches, up to the greater of GBP 18 million or 10% of our global, annual revenue. In the United States, changes to Section 230 of the Communications Decency Act or state or federal content-related legislation that impacts the scope of Section 230, or otherwise relates to our liability with respect to content on our platform, have increased in the past, and may in the future increase, our costs or require significant changes to our products, business practices, or operations, which could adversely affect Redditor growth and engagement. Any of the foregoing events could adversely affect our business, results of operation, financial condition, and prospects.
In addition, the existing and any future regulation of adult content could prevent us from making some of our content available in various jurisdictions or otherwise adversely affect our business, results of operations, financial condition, and prospects. Regulation aimed at limiting minors’ access to adult content could also increase our cost of operations and introduce technological challenges, such as by requiring development and implementation of age verification systems. U.S. government officials could amend or construe and seek to enforce more broadly or aggressively the adult content recordkeeping and labeling requirements set forth in 18 U.S.C. Section 2257 and its implementing regulations in a manner that is unfavorable to our business.
Pending and future litigation could lead us to incur significant costs and adversely affect our business, results of operations, financial condition, and prospects.
We are, or may become, party to various lawsuits and claims arising in the normal course of business, which may include putative class action suits or other lawsuits or claims relating to privacy and other regulatory matters, user consent, intellectual property and/or open source software, customer matters, our marketing and sales practices, content on our site, contracts, employment matters, or other aspects of our business. Such lawsuits have in the past and may in the future result in us incurring significant expenses in settlement and litigation costs. Any negative outcome from any such lawsuits or claims could result in payments of substantial monetary damages or fines, or undesirable changes to our products or business practices and, accordingly, our business, results of operations, financial condition, or prospects could be adversely affected. There can be no assurances that a favorable final outcome will be obtained in all our cases, and defending any lawsuit, even unmerited claims, is costly and can impose a significant burden on management and employees. Any litigation to which we are a party may result in an onerous or unfavorable judgment that may not be reversed upon appeal or in payments of substantial monetary damages or fines, or we may decide to settle lawsuits on similarly unfavorable terms, which could adversely affect our business, results of operations, financial condition, and prospects.
We are subject to governmental export controls and economic sanctions laws that could impair our ability to compete in global markets or subject us to liability if we are not in full compliance with applicable laws.
Our platform is subject to governmental, including U.S. and EU export control laws and regulations, and as a U.S. company, we are covered by the U.S. sanctions laws and regulations. U.S. export control and economic sanctions laws and regulations prohibit the provision of certain products and services to U.S. embargoed or sanctioned countries, governments, and persons, and complying with export control and sanctions regulations may be time-consuming and may result in the loss of sales opportunities. While we take precautions to prevent our platform from being exported in violation of these laws or engaging in any other activities that are subject to these regulations, from time to time, we may fail to fully comply with these laws and regulations. We believe our provision of such services is either in compliance with generally available exemptions from sanctions laws or otherwise in compliance with applicable law, and we have implemented certain control mechanisms designed to prevent unauthorized dealings with U.S. embargoed or sanctioned countries, such as preventing such users from paying for or receiving premium content or features. If such users circumvent these precautions or we are otherwise found to have failed to comply with U.S. export laws, U.S. economic sanctions, and other countries’ import and export laws, we could be subject to substantial civil and criminal penalties, including fines for the company, incarceration for responsible employees and managers, and the possible loss of export or import privileges, and we may incur reputational harm.

Our new products and services may subject us to additional regulatory requirements that could be costly and difficult to comply with or may subject us to other risks that could result in additional liability, reputational harm, or other consequences that could adversely affect our business, results of operations, financial condition, and prospects.
As we invest in new products and services, we expect some of these products and services will present additional risks, especially in areas where approaches to governmental regulation are evolving and developing, including new products in the areas of virtual goods and rewards, generative AI, and data licensing.
For example, we are exploring different ways for Redditors to purchase and gift virtual goods and receive rewards for contributions to our platform, including the Reddit Contributor Program and the Reddit Collectible Avatars Creators Program. These programs may be subject to a variety of laws and regulations in the United States, Europe, and elsewhere, including laws governing money laundering and terrorist financing, money transmission, prepaid access and stored value, electronic funds transfer, marketing of in-app purchases, virtual currency, consumer protection, taxation, unclaimed property, securities, banking and lending, trade sanctions, and import and export restrictions. In some jurisdictions, the application or interpretation of these laws and regulations is not, and in the future may not be, clear. For example, in some situations, the SEC has found the sale of certain virtual goods and non-fungible and fungible tokens to have been securities offerings and has fined issuers and taken other related actions to prohibit the sale and trading of such items. Moreover, to the extent our virtual goods and rewards products are deemed securities, our activities relating to these products could cause us to be required to register as a broker-dealer or exchange.
While we have been expanding the use of machine learning across the platform, we have also been exploring the use of generative AI within our platform, as well as the use and licensing of Reddit data for generative AI purposes. For example, we are experimenting with using generative AI to assist Redditors to create posts and comments that abide by community rules, recommend more relevant content to Redditors, or scale our content translation efforts as we grow our presence in certain international markets. We are also experimenting with using generative AI to assist advertisers to create ads, improve the placement of advertisements on our platform, and strengthen the offerings and functionality of our advertising tools. Uncertainty around new and emerging AI applications, such as generative AI content creation, will require additional investment in the development of proprietary systems, models, and datasets, which are often complex, may be costly and could impact our gross margin. Developing, testing and deploying these technologies may also increase the cost profile of our offerings due to the nature of the computing costs involved in such initiatives. Moreover, market acceptance of AI technologies is uncertain, and we may be unsuccessful in our service or product development efforts. There are significant risks involved in the development and deployment of AI technologies and there can be no assurance that our use of these technologies will enhance our products or services or be beneficial to our business, including our efficiency or profitability. For example, the continued use of any AI technologies in our products and services may give rise to risks related to, among other things, inaccurate or harmful content, bias, toxicity, discrimination, intellectual property infringement, misappropriation or other violations, defamation, data privacy, confidentiality, cybersecurity and data provenance, new or enhanced governmental or regulatory scrutiny, litigation or other legal liability, ethical concerns, negative user perceptions as to automation and AI, and other complications that could erode confidence in our brand, harm our reputation, and adversely affect our business and results of operations. If we do not have sufficient rights to use the data on which our systems rely, we may incur liability through the violation of such laws, third-party privacy or other rights or contracts to which we are a party. In addition, AI is the subject of evolving review by various U.S. governmental and regulatory agencies, and various U.S. states and other foreign jurisdictions are applying, or are considering applying, their platform moderation, cybersecurity, and data protection laws to AI or are considering general legal frameworks for AI. We may not be able to anticipate how to respond to these rapidly evolving frameworks, and we may need to expend resources to adjust our offerings in certain jurisdictions if the legal frameworks are inconsistent across jurisdictions.
Our efforts to comply with these laws and regulations could be costly and may still not guarantee compliance. In the event that we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties, and may subject us to additional regulation and oversight, all of which could significantly increase our operating costs. It is also possible that regulators in the United States or elsewhere may take regulatory actions in the future and we may be subject to other enforcement or other regulatory actions by federal or state regulators, as well as private litigation, which could be costly to resolve.
In addition, we are in the early stages of our data licensing efforts and are exploring data licensing opportunities, where we believe the opportunity does not conflict with our values and the rights of our Redditors. These programs may subject us to evolving approaches to the regulation of this data and implicates developing privacy, misappropriation, and intellectual property laws.
If any of these risks occurs, our business, results of operations, financial condition, and prospects could be adversely affected.
Risks Related to Financial and Accounting Matters
We are exposed to fluctuations in currency exchange rates and interest rates, which could negatively affect our results of operations and our ability to invest and hold our cash.
Revenues generated are generally billed in U.S. dollars while expenses incurred by our international subsidiaries and activities are often denominated in the currencies of the local countries. As a result, our consolidated U.S. dollar financial statements are subject to fluctuations due to changes in exchange rates as the financial results of our international subsidiaries are translated from local currencies into U.S. dollars. Our financial results are also subject to changes in exchange rates that impact the settlement of any applicable transactions in non-local currencies. To date, we have not engaged in currency hedging activities to limit the risk of exchange rate fluctuations and, as a result, our results of operations and financial condition could be adversely affected by such fluctuations.
Changes in tax laws or tax rulings could adversely affect our effective tax rates, results of operations, and financial condition.
The tax regimes we are subject to or operate under are unsettled and may be subject to significant change. This challenge will continue to increase as we expand our operations globally. Changes in tax laws, issuance of new tax rulings, or changes in interpretations of existing laws could cause us to be subject to additional income-based taxes and non-income-based taxes, including payroll, sales, use, value-added, digital, net worth, property, and goods and services taxes, which in turn could adversely affect our results of operations and financial condition. In particular, the U.S. government may enact significant changes to the taxation of business entities including, among others, an increase in the corporate income tax rate, the imposition of minimum taxes or surtaxes on certain types of income, significant changes to the taxation of income derived from international operations, and an addition of further limitations on the deductibility of business interest. For example, on August 16, 2022, the Inflation Reduction Act (the “IRA”) was signed into law in the United States. Among other changes, the IRA introduced a corporate minimum tax on certain corporations with average annual adjusted financial statement income over a three-tax-year period in excess of $1 billion and an excise tax on certain stock repurchases by certain covered corporations for taxable years beginning after December 31, 2022.
In addition, many countries in the EU, as well as a number of other countries and organizations, have recently proposed or recommended changes to existing tax laws or have enacted new laws that could impact our tax obligations. In particular, over the past several years, the Organisation for Economic Co-operation and Development (“OECD”) has been working on a base erosion and profit shifting (“BEPS”) project. As part of the OECD’s BEPS project, over 140 member jurisdictions of the OECD Inclusive Framework have joined the Two-Pillar Solution to Address the Tax Challenges of the Digitalisation of the Economy, which includes a reallocation of taxing rights among jurisdictions and a global minimum tax rate of 15%. The Council of the European Union has approved its directive to implement rules regarding such a 15% global minimum tax rate, and other jurisdictions have already enacted taxes that target technology companies. We are unable to predict what changes to the tax laws of the United States and other jurisdictions may be proposed or enacted in the future or what effect such changes would have on our business. Any of these or similar developments or changes to tax laws or rulings could adversely affect our effective tax rate and our results of operations and financial condition.

We may have exposure to greater than anticipated tax liabilities.
The tax laws applicable to our business, including the laws of the United States and other jurisdictions, are subject to interpretation and certain jurisdictions are aggressively interpreting their laws in new ways in an effort to raise additional tax revenue. We are subject to taxation in several non-U.S. jurisdictions with increasingly complex tax laws, the application of which can be uncertain. The number of jurisdictions where we are subject to tax will increase as we expand our global operations. The amount of taxes paid in these jurisdictions could substantially change as a result of changes in the applicable tax principles, including increased tax rates, new tax laws, or revised interpretations of existing tax laws and precedent, which could have an adverse impact on our liquidity and results of operations. The relevant taxing authorities in a jurisdiction may disagree with our determinations regarding the income and expense attributable to that jurisdiction. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time or ongoing tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our business.
Our existing corporate structure has been implemented in a manner that we believe is in compliance with current prevailing tax laws, and our transfer pricing policies account for the functions, risks, and assets of the various entities involved in our intercompany transactions. The taxing authorities for the jurisdictions in which we operate may, however, challenge our methodologies for valuing intercompany arrangements, which could impact our worldwide effective tax rate and adversely affect our financial condition and results of operations. Moreover, changes to our corporate structure, including increased headcount and expanded functions outside of the United States, could impact our worldwide effective tax rate and adversely affect our financial condition and results of operations. Significant judgment is required in evaluating our tax positions and our worldwide provisions for taxes. During the ordinary course of business, there are many activities and transactions for which the ultimate tax determination is uncertain. The relevant taxing authorities may disagree with our determinations as to the income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position were not sustained, we could be required to pay additional taxes, interest, and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows, and lower overall profitability of our business, with some changes possibly affecting our tax obligations in future or past years.
Our ability to use net operating loss carryforwards and other tax attributes may be limited due to certain provisions of the Internal Revenue Code or state tax law.
We have incurred substantial losses during our history and may never achieve profitability. Under the Tax Cuts and Jobs Act, federal net operating loss carryforwards (“NOLs”) we generated in tax years through December 31, 2017, may be carried forward for 20 years and may fully offset taxable income in the year utilized, and federal NOLs we generated in tax years beginning after December 31, 2017, may be carried forward indefinitely but may only be used to offset 80% of our taxable income annually.
As of December 31, 2023, we had U.S. federal NOL carryforwards of approximately $216.7 million and state NOL carryforwards of approximately $177.1 million available to offset future taxable income. Our state NOL carryforwards will begin to expire in 2026 if not utilized. Our federal NOL carryforwards can be carried forward indefinitely, with utilization limited to 80% of our taxable income. Realization of these NOL carryforwards depends on future taxable income, and there is a risk that our existing carryforwards could expire unused and be unavailable to offset future taxable income, which could adversely affect our results of operations.
Under Sections 382 and 383 of the Internal Revenue Code, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change federal NOLs and other tax attributes (such as tax credits) to offset its post-change income and taxes may be limited. In general, an “ownership change” occurs if there is a greater than 50 percentage point change (by value) in a corporation’s equity ownership by certain stockholders over a rolling three-year period. We may have experienced ownership changes in the past and may experience ownership changes in the future as a result of subsequent shifts in our stock ownership (some of which shifts are outside our control). As a result, our ability to use our pre-change federal NOLs and other tax attributes to offset future taxable income and taxes could be subject to limitations. Similar provisions of state tax law may also apply. For these reasons, even if we achieve profitability, we may be unable to use a material portion of our NOLs and other tax attributes, which could adversely affect our business, results of operations, financial condition, and prospects.

If we fail to maintain an effective system of disclosure controls and internal control over financial reporting, our ability to produce timely and accurate financial statements or comply with applicable regulations could be impaired.
As a public company, we will be subject to the reporting requirements of the Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, and the listing rules of the New York Stock Exchange (“NYSE”). We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.
The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the Securities and Exchange Commission (the “SEC”) is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting, which includes hiring additional accounting and financial personnel to implement such processes and controls.
In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs, new internal processes and procedures, and significant management oversight. If any of these new or improved controls and systems do not perform as expected, we may experience deficiencies in our controls.
Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, to the extent we acquire other businesses, the acquired company may not have a sufficiently robust system of controls and we may discover deficiencies. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could adversely affect our results of operations or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which would likely cause the market price of our Class A common stock to decline. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the NYSE. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.
Upon becoming a public company, and particularly after we are no longer an “emerging growth company,” we expect our independent registered public accounting firm will be required to formally attest to the effectiveness of our internal control over financial reporting. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could adversely affect our business, results of operations, financial condition, and prospects, and could cause the market price of our Class A common stock to decline.

Our revolving credit facility contains restrictive and financial covenants that may limit our operational flexibility. If we fail to meet our obligations under the credit facility, our operations may be interrupted and our business, results of operations, financial condition, and prospects could be adversely affected.
In October 2021, we entered into a five-year, $750.0 million revolving credit facility by and among us and certain lenders, some of which are affiliated with certain members of our underwriting syndicate, to fund working capital and general corporate purpose expenditures. The revolving credit facility contains customary conditions to borrowing, events of default, and covenants. Covenants include restrictions on our and certain of our subsidiaries’ ability to incur indebtedness, grant liens, make distributions to holders of our capital stock or the capital stock of our subsidiaries, make investments, or engage in transactions with our affiliates, and require us to maintain a minimum amount of liquidity. The obligations under the revolving credit facility are secured by liens on substantially all of our assets, including intellectual property assets.
Various risks, uncertainties, and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants could result in a default under the credit facility. Such a default could permit lenders to accelerate the maturity of outstanding amounts under our credit facility, if any, which in turn could result in material adverse consequences that negatively impact our business, the market price for our Class A common stock, and our ability to obtain other financing in the future. In addition, our credit facility’s covenants, consent requirements, and other provisions may limit our flexibility to pursue or fund strategic initiatives or acquisitions that might be in the long-term interests of us and stockholders.
We might require additional capital to support business growth, and this capital might not be available on terms favorable to us, or at all.
We intend to continue to make investments to support our business growth and may require additional funds to respond to business challenges and opportunities, including the need to develop new products or services, enhance our existing products or services, enhance our operating infrastructure, expand internationally, and acquire complementary businesses and technologies. In order to achieve these objectives, we may make future commitments of capital resources. Accordingly, we may need to engage in equity or debt financings to secure additional funds. If we raise additional funds through further issuances of equity or convertible debt securities, our existing stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences, and privileges superior to those of holders of our common stock. In addition, the incurrence of indebtedness would increase our fixed obligations, and include covenants or other restrictions that would impede our ability to manage our operations. Further, if additional financing is needed, we may not be able to obtain additional financing on terms favorable to us, or at all. Our inability to obtain adequate financing or financing on terms satisfactory to us, when we require it, could significantly limit our ability to continue supporting our business growth and responding to business challenges and opportunities.
Our results of operations could be adversely affected by changes in financial accounting standards or by the application of existing or future accounting standards to our business as it evolves.
Our reported results of operations are impacted by the accounting standards promulgated by the SEC and accounting standards bodies and the methods, estimates, and judgments that we use in applying our accounting policies. A change in accounting standards could have a significant effect on our reported financial results, and may even affect the reporting of transactions completed before the announcement or effectiveness of a change. The frequency of accounting standards changes could accelerate, including conversion to unified international accounting standards. Accounting standards affecting revenue recognition have affected, and could further significantly affect, the way we account for revenue. Any future changes to accounting standards may cause our results of operations to fluctuate.
As we enhance, expand, and diversify our business, products, and services, the application of existing or future financial accounting standards could adversely affect our results of operations or financial condition.

Future acquisitions and investments could disrupt our business and harm our business, results of operations, financial condition, and prospects.
Our success will depend, in part, on our ability to expand our products and services, and grow our business in response to changing technologies, Redditor and advertiser demands, and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming, and costly, and we may not be able to successfully complete identified acquisitions. The risks we face in connection with acquisitions include:
•diversion of management time and focus;
•coordination of research and development and sales and marketing functions;
•retention of key employees from the acquired company;
•cultural challenges associated with integrating employees from the acquired company;
•integration of the acquired company’s accounting, management information, human resources, and other administrative systems and processes;
•liability for activities of the acquired company before the acquisition, including claims of intellectual property infringement, misappropriation, or other violation, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and
•litigation or other claims in connection with the acquired company, including claims from terminated employees, users, former stockholders, or other third parties.
Our failure to address these risks or other problems encountered in connection with acquisitions could cause us to fail to realize the anticipated benefits of these acquisitions, cause us to incur unanticipated liabilities, and harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities, the incurrence of debt, contingent liabilities, amortization expenses, incremental operating expenses, or the impairment of goodwill, any of which could harm our business, results of operations, financial condition, and prospects.
We hold cryptocurrencies and experiment with blockchain technology, which may subject us to exchange risk and additional tax, legal, and regulatory requirements.
We invested some of our excess cash reserves in Bitcoin and Ether and also acquired Ether and Matic as a form of payment for sales of certain virtual goods, which we may continue to do in the future. Ether and Matic received from the sales of virtual goods was not material for the years ended December 31, 2022 and 2023. We also acquired and hold digital assets that are cryptocurrencies for use by our product and engineering teams, which is limited to specific uses. The prices of cryptocurrencies such as Bitcoin, Ether, and Matic have been and may continue to be highly volatile, and our ability to sell cryptocurrencies for fiat currencies or other cryptocurrencies may be subject to unanticipated suspensions in trading, as well as exchange rate risk, which we may choose not to (or may be unable to) partially or fully hedge against. As of December 31, 2023, we did not hold digital assets other than Bitcoin and Ether for treasury purposes, and our investment policy requires approval by our board of directors for any investments in cryptocurrencies. Our investments in cryptocurrencies for treasury purposes are limited to Bitcoin, Ether, and any other cryptocurrency that the SEC, Commodities Futures Trading Commission, or high-ranking members of the staff of such regulatory bodies may, through public statements or guidance, identify as likely not being a security. Such determinations, however, are risk-based judgments made by us, and while such judgments are informed by regulatory developments, any such determination does not constitute a legal standard or determination binding on any regulatory body.
Cryptocurrencies have no physical form and rely on blockchain and other technologies for their creation, existence, and transactional validation on their respective blockchains. This reliance subjects cryptocurrencies, cryptocurrency exchanges, and other blockchain intermediaries to unique risks related to cybersecurity, malicious attack, and technological obsolescence. While we believe we have taken reasonable measures to secure our cryptocurrencies and blockchain technology, these risks, in addition to human errors and computer malfunctions, may result in the loss or destruction of private keys needed to access the cryptocurrencies we hold and blockchain technology we control. In which case, we may lose part or all of the cryptocurrencies we hold and blockchain technology we control, and our financial condition and results of operations may be harmed.
In addition, cryptocurrencies are currently accounted for as indefinite-lived intangible assets under generally accepted accounting principles in the United States, which means we will recognize decreases in the value of the cryptocurrencies we hold as impairments, but will not recognize any increases in their value until we have sold them. This accounting treatment may adversely affect our operating results in periods where we have recognized an impairment. The Financial Accounting Standards Board issued new guidance in December 2023 related to the accounting for cryptocurrencies that requires them to be recognized at their fair value instead of at their cost basis. This guidance goes into effect for all entities for fiscal years beginning after December 15, 2024, and early adoption is permitted. We have not determined when we will adopt this new accounting standard but, in adopting it, we will need to adjust our accounting treatment of the cryptocurrencies we hold and may require adjustment of how we acquire them as well. In addition, there is also no guarantee that the accounting treatment or tax treatment of cryptocurrencies will remain the same in the future. If the accounting or tax treatment of cryptocurrencies changes, then we may have to further adjust our accounting or tax treatment of the cryptocurrencies we hold and how we acquire them in the future.
While we believe cryptocurrencies and blockchain technology have significant potential, the popularity and prevalence of cryptocurrencies is a relatively recent trend, and whether cryptocurrencies and blockchain technology will continue to be adopted by consumers and businesses in the long term is uncertain. There has been increased focus on the use of cryptocurrencies for improper, illegal, or fraudulent activities associated with various cryptocurrency projects, and the environmental risks posed by cryptocurrencies and blockchain technology. Many cryptocurrencies are distributed without an identifiable centralized issuer or governing body, and their legal and regulatory status in various jurisdictions is unclear and may change in the future. New legislation and regulations, law enforcement and regulatory interventions, and judicial decisions may adversely affect cryptocurrencies, blockchain technology, and future adoption of both by consumers and businesses. Developments of this nature may also adversely affect the value of cryptocurrencies we hold, blockchain technology we control, and our ability to buy, sell, accept, and use cryptocurrencies and blockchain technology in the future.
Risks Related to this Offering and Ownership of Our Class A Common Stock
The market price of our Class A common stock may be volatile or may decline significantly or suddenly regardless of our operating performance and we may not be able to meet investor or analyst expectations. You may not be able to sell your shares at or above the initial public offering price and may lose all or part of your investment.
The initial public offering price for our Class A common stock will be determined through negotiations between the underwriters and us, and may vary from the market price of our Class A common stock following our initial public offering. If you purchase shares of our Class A common stock in our initial public offering, you may not be able to sell those shares at or above the initial public offering price. We cannot assure you that the market price of our Class A common stock following our initial public offering will equal or exceed prices in privately negotiated transactions of shares of our Class A common stock that have occurred from time to time before our initial public offering. The market price of our Class A common stock may fluctuate or decline significantly in response to numerous factors, many of which are beyond our control, including:
•actual or anticipated fluctuations in Redditor growth, retention, and engagement, revenue, or other results of operations;
•variations between our actual results of operations and the expectations of securities analysts, investors, and the financial community;
•our plans to not provide annual financial guidance or projections;

•any forward-looking financial or operating information we may provide to the public or securities analysts, any changes in this information, or our failure to meet expectations based on this information;
•actions of securities analysts who initiate or maintain coverage of us, changes in financial estimates by any securities analysts who follow our company, or our failure to meet these estimates or the expectations of investors;
•any significant changes in our management or board of directors;
•investors’ or analysts’ views of our stock structure and the significant voting control of certain of our stockholders;
•additional shares of our Class A common stock being sold into the market by us or our existing stockholders, or the anticipation of such sales, including the sale of shares to satisfy RSU-related tax obligations or if existing stockholders sell shares into the market;
•announcements by us or our competitors of significant products or features, technical innovations, acquisitions, strategic partnerships, joint ventures, or capital commitments;
•announcements by us or estimates by third parties of actual or anticipated changes in the size of our DAUq or related level of engagement;
•changes in operating performance and stock market valuations of technology companies in our industry, including our competitors;
•rumors and market speculation involving us or other companies in our industry;
•price and volume fluctuations in the overall stock market, including as a result of trends in the economy as a whole;
•litigation threatened or filed against us, companies in our industry or both, or investigations by regulators into our operations or those of our competitors;
•the extent to which retail and other individual investors (as distinguished from institutional investors) invest in our Class A common stock, which may result in increased volatility;
•developments in new legislation and pending lawsuits or regulatory actions, including interim or final rulings by judicial or regulatory bodies; and
•other events or factors, including those resulting from war or incidents of terrorism, or responses to these events.
In addition, the stock market in general, and the market for technology companies in particular, has experienced significant price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Moreover, in the past, following periods of volatility in the overall market and the market prices of a particular company’s securities, securities class action litigation has often been instituted against that company. Securities litigation, if instituted against us, could result in substantial costs and divert our management’s attention and resources from our business.
Interest in our Class A common stock from retail and other individual investors, for reasons unrelated to our underlying business or macroeconomic or industry fundamentals, could result in increased volatility in the market price of our Class A common stock.
In addition to allocations made to retail investors by the underwriters and through our directed share program discussed elsewhere in this prospectus, we anticipate that a portion of the Class A common stock offered hereby will, at our request, be offered to retail investors through certain online brokerage platforms. Certain online brokerage platforms will act as selling group members for this offering and are not affiliated with us. There may be risks associated with the use of such platforms that we cannot foresee, including risks related to the technology and operation of such platforms, and the publicity and the use of Reddit or social media by users of such platforms that we cannot control.
In 2021, the market prices and trading volumes of certain securities, such as GameStop Corp., AMC Entertainment Holdings, Inc., and other “meme” stocks, experienced extreme volatility. The rapid and substantial increases or decreases in the market prices of “meme” stocks may be unrelated to the respective issuer’s operating performance or macroeconomic or industry fundamentals, and the substantial increases may be significantly inconsistent with the risks and uncertainties that the issuer faces. This volatility has been attributed, in part, to strong and atypical retail investor interest, including as may be expressed on financial trading and other social media sites and online forums such as r/ wallstreetbets, one of our subreddits. Given the broad awareness and brand recognition of Reddit, including as a result of the popularity of r/ wallstreetbets among retail investors, and the direct access by retail investors to broadly available trading platforms, the market price and trading volume of our Class A common stock could experience extreme volatility for reasons unrelated to our underlying business or macroeconomic or industry fundamentals, which could cause you to lose all or part of your investment if you are unable to sell your shares at or above the initial offering price.
Redditors’ participation in this offering could result in increased volatility in the market price of our Class A common stock.
Redditors will have the opportunity to participate in this offering through our directed share program discussed elsewhere in this prospectus, which could result in individual investors, retail or otherwise, constituting a larger proportion of the investors participating in this offering than is typical for an initial public offering. These factors could cause volatility in the market price of our Class A common stock. In addition, high levels of initial interest in our Class A common stock at the time of this offering may result in an unsustainable market price, in which case the market price of our Class A common stock may decline over time.
Further, if the market price of our Class A common stock is above the level that investors determine is reasonable for our Class A common stock, some investors may attempt to short our Class A common stock after trading begins, which would create additional downward pressure on the market price of our Class A common stock.
No public market for our Class A common stock currently exists, and an active liquid market may not develop or be sustained following this offering.
Prior to this offering, there has been no public market for our Class A common stock. Although we have applied to have our Class A common stock listed on the NYSE, an active trading market may not develop following the closing of this offering or, if developed, may not be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. The lack of an active market may also reduce the fair market value of your shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of the future market prices of our Class A common stock.
The multi-class structure of our common stock has the effect of concentrating voting control with those stockholders who held our capital stock prior to the listing of our Class A common stock on the NYSE, including our directors, executive officers, and 5% stockholders, and their respective affiliates, who will hold in the aggregate      % of the voting power of our capital stock following the offering. This ownership will limit or preclude your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any major corporate transaction requiring stockholder approval, including change of control transactions.
Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock we are selling in this offering, has one vote per share. In addition, our Class C common stock has no votes per share. Immediately following this offering, based on the number of shares outstanding on December 31, 2023, and after giving effect to the Preferred Stock Conversion, the Option Exercise, and the Net RSU Settlement, the holders of our outstanding Class B common stock will hold      % of the voting power of our outstanding Class A and Class B common stock, with our directors, executive officers, and holders of more than 5% of our common stock, and their respective affiliates, holding in the aggregate      % of the voting power of our Class A and Class B common stock, assuming no exercise by the underwriters of their option to purchase additional shares from us. Additionally, our principal stockholder, Advance, and certain of its affiliates beneficially own approximately           shares of our Class B common stock, which will represent approximately      % of the voting power of our outstanding Class A and Class B common stock immediately following this offering. In connection with this offering, Mr. Huffman and Advance are expected to enter into a voting agreement that will provide, among other things, that Mr. Huffman will be entitled to vote all of the securities beneficially owned by Advance and certain of its affiliates in favor of directors designated by Advance, director candidates nominated or identified by Mr. Huffman, and, in Mr. Huffman’s sole discretion, on all matters submitted to a vote of our stockholders, subject to certain exceptions. See “Description of Capital Stock—Voting Agreement” for more information. Because of the ten-to-one voting ratio between our Class B and Class A common stock, respectively, the holders of our Class B common stock collectively will continue to control a majority of the combined voting power of our common stock and therefore will be able to control all matters submitted to our stockholders for approval.
This concentrated control will limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transaction requiring stockholder approval. In addition, this may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interests as one of our stockholders.
Future transfers by holders of our Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions, as set forth in our amended and restated certificate of incorporation, including transfers to family members, certain trusts for estate planning purposes, entities under common control with or controlled by such holder of our Class B common stock, and, with respect to Advance, any Advance Entity (as such term is defined in our amended and restated certificate of incorporation). The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of our Class B common stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B common stock could gain significant voting control as other holders of Class B common stock sell or otherwise convert their shares into Class A common stock. In addition, the conversion of Class B common stock to Class A common stock would dilute holders of Class A common stock, including holders of shares purchased in this offering, in terms of voting power within the Class A common stock. Any future issuances of common stock would also be dilutive to holders of Class A common stock. For example, because our Class C common stock carries no voting rights (except as otherwise required by law), if we issue Class C common stock in the future, the holders of Class B common stock may be able to hold significant voting control over most matters submitted to a vote of our stockholders for a longer period of time than would be the case if we issued Class A common stock rather than Class C common stock in such transactions.
We intend to enter into a governance agreement that grants our principal stockholder certain rights with respect to the control and management of our business, which may prevent us from taking actions that may be beneficial to us and our other stockholders.
In connection with this offering, we intend to enter into a governance agreement with Advance, our principal stockholder, and Mr. Huffman, our Chief Executive Officer and President and a member of our board of directors (the “Governance Agreement”). Pursuant to the Governance Agreement, Advance will have the right to designate two directors and one nonvoting board observer, and any increase in the size of our board of directors that would cause our board of directors to consist of more than ten members will be subject to Advance’s prior written approval. Subject to certain limitations, we will also require Advance’s prior written approval or consent to, among other things:
•establish any new class of securities or issue securities which, in the aggregate, represent more than 10% of the voting power of the securities beneficially owned by Advance and certain of its affiliates as of the closing of this offering;

•amend our amended and restated certificate of incorporation or amended and restated bylaws, if such amendment would adversely affect Advance’s rights thereunder;
•effect a change of control transaction or any other merger, consolidation, business combination, sale, or acquisition that changes the rights or preferences of our security holders;
•effect the liquidation, dissolution, or winding up of our business operations;
•terminate, reduce, or enlarge the responsibilities of, or elect, appoint, or remove, our Chief Executive Officer; or
•submit to our stockholders any proposal to effect the conversion of all then-outstanding shares of our Class C common stock into an equivalent number of fully paid and non-assessable shares of Class A common stock, as set forth in our amended and restated certificate of incorporation or otherwise.
The Governance Agreement will terminate upon the first to occur of (i) such date that Advance and certain of its affiliates cease to, in the aggregate, beneficially own at least 5% of the aggregate of the then-outstanding shares of our Class A and Class B common stock, (ii) the date when (x) Advance and certain of its affiliates cease to, in the aggregate, beneficially own at least 50% of the number of outstanding securities held by Advance as of the closing of this offering and (y) the then-outstanding shares of Class B common stock, in the aggregate, represent less than 7.5% of the aggregate of the then-outstanding shares of our Class A and Class B common stock, or (iii) the date that either we or Advance experience a change of control.
Accordingly, for so long as the Governance Agreement remains effective in accordance with its terms, Advance will have significant influence with respect to our management, business plans, and policies. In particular, Advance may be able to cause or prevent a change in the composition of our board of directors, the appointment, the scope of duties of, or termination of our Chief Executive Officer, or a change of control of our company. Additionally, the consent of Advance and Steve Huffman, for so long as he remains Chief Executive Officer, will be required to elect the chairperson of our board of directors. These restrictions could deprive you of an opportunity to receive a premium for your shares of Class A common stock as part of a sale of our company and ultimately might affect the market price of our Class A common stock. See “Certain Relationships and Related-Party Transactions— Governance Agreement” for more information.
Immediately after this offering, based on the number of shares outstanding on December 31, 2023, and after giving effect to the Preferred Stock Conversion, the Option Exercise, and the Net RSU Settlement, our principal stockholder, Advance and certain of its affiliates, will beneficially own          shares of Class B common stock, which will represent approximately      % of the voting power of our outstanding Class A and Class B common stock, assuming no exercise by the underwriters of their option to purchase additional shares from us. In connection with this offering, Mr. Huffman and Advance are expected to enter into a voting agreement that will provide, among other things, that Mr. Huffman will be entitled to vote all of the securities beneficially owned by Advance and certain of its affiliates in favor of directors designated by Advance, director candidates nominated or identified by Mr. Huffman, and, in Mr. Huffman’s sole discretion, on all matters submitted to a vote of our stockholders, subject to certain exceptions. See “Description of Capital Stock—Voting Agreement” for more information.
A substantial portion of the outstanding shares of our common stock after this offering will be restricted from immediate resale, but may be sold on a stock exchange in the near future. The large number of shares of our common stock eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our Class A common stock.
The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock in the market after this offering, and the perception that these sales could occur may also depress the market price of our Class A common stock. Upon the closing of this offering, based on the shares outstanding as of December 31, 2023, after giving effect to the Preferred Stock Conversion, the Option Exercise, and the Net RSU Settlement, we will have           shares of Class A common stock outstanding (or           shares of Class A common stock if the underwriters exercise their over-allotment option in full),           shares of Class B

common stock outstanding, no shares of Class C common stock outstanding, and no shares of preferred stock outstanding.
All of the Class A common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended (the “Securities Act”) except for any shares held by our affiliates as defined in Rule 144 under the Securities Act (“Rule 144”).
After the completion of this offering, stockholders owning an aggregate of 107,123,949 shares of our common stock will be entitled, under our amended and restated investors’ rights agreement, to certain rights with respect to the registration of the Class A common stock issuable upon conversion of such shares under the Securities Act. Any registration statement we file to register additional shares, whether as a result of registration rights or otherwise, could cause the market price of our Class A common stock to decline or be volatile.
Further, immediately after this offering, based on the number of shares outstanding on December 31, 2023, and after giving effect to the Preferred Stock Conversion, the Option Exercise, and the RSU Net Settlement, we will have                 options outstanding that, if fully exercised, would result in the issuance of                 shares of Class A common stock and                shares of Class B common stock, as well as           shares of Class A common stock and           shares of Class B common stock issuable upon vesting of outstanding RSUs and PRSUs. We intend to file one or more registration statements on Form S-8 under the Securities Act to register the shares of our common stock subject to outstanding stock options, RSUs, and PRSUs as of the date of this prospectus and shares that will be issuable pursuant to future awards granted under our equity incentive plans. Once we register these shares, they can be freely sold in the public market upon issuance, subject to applicable vesting requirements, compliance by affiliates with Rule 144, and other restrictions provided under the terms of the applicable plan and/or the award agreements entered into with participants. In addition, we intend to file one or more registration statements on Form S-8 covering shares of our common stock issued pursuant to our equity incentive plans permitting the resale of such shares in the public market without restriction under the Securities Act.
In connection with this offering, we and all of our directors and executive officers, the selling stockholders, and certain other record holders that together represent approximately      % of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to lock-up agreements with the underwriters agreeing that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, on behalf of the underwriters, we and they will not, in accordance with the terms of such agreements during the period ending on the opening of trading on the third trading day immediately following our public release of earnings for the quarter ending               , 2024 (such period, the “Lock-up Period”):
(1)offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, lend, make any short sale, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock;
(2)enter into any swap, hedging transaction, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any such transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise;
(3)publicly disclose the intention to take any of the actions restricted by clause (1) or (2) above; or
(4)make any demand for, or exercise any right with respect to, the registration of any shares of our Class A common stock or any security convertible into or exercisable or exchangeable for our Class A common stock.
Furthermore, (i) an additional approximately      % of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to the market standoff provisions in our amended and restated investors’ rights agreement, pursuant to which such holders agreed to not lend, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right, or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock or any securities convertible into or exercisable or exchangeable for our Class A common stock held immediately prior to the effectiveness of this registration statement, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such Class A common stock during the Lock-up Period and (ii) an additional approximately      % of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to restrictions contained in market standoff agreements with us that include restrictions on the sale, transfer, or other disposition of shares during the Lock-up Period.
As a result of the foregoing, substantially all of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to a lock-up agreement or market standoff provisions during the Lock-up Period. We have agreed to enforce all such market standoff restrictions on behalf of the underwriters and not to amend or waive any such market standoff provisions during the Lock-up Period without the prior consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, on behalf of the underwriters, provided that we may release shares from such restrictions to the extent such shares would be entitled to release under the form of lock-up agreement with the underwriters signed by our directors and executive officers, the selling stockholders, and certain other record holders of our securities as described herein.
In addition, pursuant to certain exceptions to the lock-up agreements and market standoff agreements, certain shares of our Class A common stock will be eligible for sale in the open market in sell-to-cover transactions in order to satisfy tax withholding obligations in connection with the settlement of RSUs during the Lock-up Period as follows:

Date First Available for Sale Into the Market	Number of RSUs Eligible to Vest	Approximate Number of Shares to be Sold in Sell-to-Cover Transactions (assuming a 53% tax withholding rate)
, 2024 (representing a quarterly vesting of service-based RSUs)
Any time subject to the achievement of certain performance-related conditions
The exact number of shares of our Class A common stock eligible for sale in the open market in connection such tax withholding obligations may differ based on our stockholders’ personal tax rates. In addition, it is possible that we will decide to “net settle” all or some of these awards instead, meaning that we will withhold a portion of the vested shares on the applicable vesting date and use some of the net proceeds from this offering, together with existing cash and cash equivalents, to satisfy tax withholding obligations related to the vesting and settlement of the awards. To the extent any of these awards are net settled, the number of shares to be available for sale in the open market will be reduced.
Furthermore, our Chief Operating Officer, Jennifer Wong, holds 20,000 PRSUs for shares of our Class A common stock that are issuable upon achievement of vesting conditions that will be deemed satisfied based on our attaining a $25.0 billion market capitalization valuation on the tenth trading day following this offering. To the extent these PRSUs vest, then under the lock-up agreement with the underwriters, Ms. Wong will be permitted to sell shares of Class A common stock in the open market in sell-to-cover transactions to cover tax withholding obligations related to the vesting of her PRSUs. For more information about the vesting criteria of this award, see “Executive and Director Compensation—Outstanding Equity Awards at Year-End.”
Upon the expiration of the Lock-up Period, substantially all of the securities subject to such lock-up and market standoff restrictions will become eligible for sale, subject to compliance with applicable securities laws. Furthermore, Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, on behalf of the underwriters, may waive the lock-up agreements and market standoff agreements in whole or in part at any time.

The forms and specific restrictive provisions within these market standoff provisions vary between security holders. For example, some of these market standoff agreements do not specifically restrict hedging transactions and others may be subject to different interpretations between us and security holders as to whether they restrict hedging. Sales, short sales, or hedging transactions involving our equity securities, whether before or after this offering and whether or not we believe them to be prohibited, could adversely affect the market price of our Class A common stock.
Record holders of our securities are typically the parties to the lock-up agreements and to the market standoff agreements referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that holders of beneficial interests who are not record holders and are not bound by market standoff or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact the market price of our Class A common stock.
Sales of our shares of Class A common stock as restrictions end or pursuant to registration rights may make it more difficult for us to sell securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our Class A common stock to fall and make it more difficult for you to sell shares of our Class A common stock.
The multi-class structure of our common stock may adversely affect the trading market for our Class A common stock.
Certain stock index providers have excluded companies with multiple classes of shares of common stock from being added to certain stock indices. Accordingly, the multi-class structure of our common stock would make us ineligible for inclusion in indices with such restrictions and, as a result, mutual funds, exchange-traded funds, and other investment vehicles that attempt to passively track those indices may not invest in our Class A common stock.
In addition, several stockholder advisory firms and large institutional investors have been critical of the use of multi-class structures. Such stockholder advisory firms may publish negative commentary about our corporate governance practices or our capital structure, which may dissuade large institutional investors from purchasing shares of our Class A common stock.
These actions could make our Class A common stock less attractive to other investors and may result in a less active trading market for our Class A common stock.
We are an “emerging growth company,” and we cannot be certain if the reduced reporting requirements applicable to emerging growth companies will make our common stock less attractive to investors.
We are an “emerging growth company” as defined in the JOBS Act. We will remain an “emerging growth company” until the earliest to occur of:
•the last day of the fiscal year during which our total annual revenue equals or exceeds $1.235 billion (subject to adjustment for inflation);
•the last day of the fiscal year following the fifth anniversary of this offering;
•the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt; or
•the date on which we are deemed to be a “large accelerated filer” under the Exchange Act.
As a result of our “emerging growth company status”, we may take advantage of exemptions from various reporting requirements that would otherwise be applicable to public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Investors may find our Class A common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our Class A common stock and the market price of our Class A common stock may be adversely affected and more volatile.
If industry or financial analysts do not publish research or reports about our business, or if they issue inaccurate or unfavorable research regarding our Class A common stock, the trading volume and market price of our Class A common stock could decline.
The trading market for our Class A common stock will be influenced by the research and reports that industry or financial analysts publish about us or our business. We do not control these analysts or the content and opinions included in their reports. As a new public company, we may be slow to attract research coverage and the analysts who publish information about our Class A common stock will have had relatively little experience with our company, which could affect their ability to accurately forecast our results and make it more likely that we fail to meet their estimates. In the event we obtain industry or financial analyst coverage, if any of the analysts who cover us issues an inaccurate or unfavorable opinion regarding the market price of our Class A common stock, the market price of our Class A common stock may decline. In addition, the market prices of many companies in the technology industry have declined significantly after those companies have failed to meet, or exceed, the financial guidance publicly announced by such companies or the expectations of analysts. If our financial results fail to meet, or exceed, our announced guidance or the expectations of analysts or public investors, analysts could downgrade our Class A common stock or publish unfavorable research about us. If one or more of these analysts cease coverage of our Class A common stock or fail to publish reports on us regularly, our visibility in the financial markets could decrease, which in turn could cause the trading volume or market price of our Class A common stock to decline.
We will have broad discretion in the use of the net proceeds to us from this offering and may not use them effectively.
We will have broad discretion in the application of the net proceeds to us from this offering, including for any of the purposes described in “Use of Proceeds,” and you will not have the opportunity as part of your investment decision to assess whether the net proceeds are being used appropriately. Because of the number and variability of factors that will determine our use of the net proceeds from this offering, their ultimate use may vary substantially from their currently intended use. If we do not use the net proceeds that we receive in this offering effectively, our business, results of operations, financial condition, and prospects could be harmed, and the market price of our Class A common stock could decline. Pending their use, we may invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities such as money market accounts, certificates of deposit, commercial paper, and guaranteed obligations of the U.S. government that may not generate a high yield for our stockholders. These investments may not yield a favorable return to our investors.
We do not intend to pay dividends in the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the market price of our Class A common stock.
We have never declared or paid any cash dividends on shares of our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends in the foreseeable future. Any determination to pay dividends in the future will be at the discretion of our board of directors. Additionally, our ability to pay dividends is limited by restrictions on our ability to pay dividends or make distributions under the terms of our revolving credit facility. Accordingly, investors must for the foreseeable future rely on sales of their Class A common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investments.
If you purchase shares of our Class A common stock in this offering, you will incur immediate and substantial dilution.
The initial public offering price will be substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchased our Class A common stock in this offering, at the assumed initial public offering price of $          per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, you would experience an immediate dilution of $          per share, the difference between the price

per share you pay for our Class A common stock and our pro forma net tangible book value per share as of $          , after giving effect to the issuance by us of           shares of our Class A common stock in this offering, the Preferred Stock Conversion, the Option Exercise, and the RSU Net Settlement. In addition, you may also experience additional dilution if options, RSUs, or other rights to purchase our common stock that are outstanding or that we may issue in the future are exercised, vest, or are converted or we issue additional shares of our common stock at prices lower than our net tangible book value at such time.
Anti-takeover provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt.
Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, contain, and the General Corporation Law of the State of Delaware (the “Delaware General Corporation Law”) contains, provisions which could have the effect of rendering more difficult, delaying, or preventing an acquisition deemed undesirable by our board of directors. These provisions will provide for the following:
•a multi-class structure which provides our holders of Class B common stock with the ability to significantly influence the outcome of matters requiring stockholder approval, even if they own significantly less than a majority of the shares of our outstanding Class A, Class B, and Class C common stock;
•no cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;
•the exclusive right of our board of directors to establish the size of the board of directors and to appoint a director to fill a vacancy, however occurring, including by expanding the board of directors, subject to the rights granted to Advance pursuant to the Governance Agreement;
•the ability of our board of directors to authorize the issuance of shares of preferred stock and to determine the price and other terms of those shares, including voting or other rights or preferences, without stockholder approval, subject to the rights granted to Advance pursuant to the Governance Agreement, which could be used to significantly dilute the ownership of a hostile acquiror;
•the ability of our board of directors to alter our amended and restated bylaws without obtaining stockholder approval, subject to the rights granted to Advance pursuant to the Governance Agreement;
•a majority or class voting requirement to amend certain provisions in our amended and restated certificate of incorporation and a supermajority or class voting requirement to amend our amended and restated bylaws;
•the requirement that a special meeting of stockholders may be called only by the chairperson of our board of directors (if any), our Chief Executive Officer, our board of directors pursuant to a resolution adopted by a majority of our board of directors, or, if at such time the holders of shares of our Class B common stock beneficially own, in the aggregate, at least 30% of the voting power of all of the then-outstanding shares of our capital stock, our Secretary, following his or her receipt of one or more written demands to call a special meeting from stockholders of record as of the applicable record date who hold, in the aggregate, at least 30% of the voting power of all of the then-outstanding shares of our capital stock;
•at any time when the holders of our Class B common stock hold less than 30% of the voting power of all of the then-outstanding shares of our capital stock, the requirement that any action to be taken by our stockholders be effected at a duly called annual or special meeting and not by written consent;
•advance notice procedures that stockholders must comply with in order to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us; and
•the limitation of liability of, and provision of indemnification to, our directors and officers.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.
In addition, we have opted out of Section 203 of the Delaware General Corporation Law, but our amended and restated certificate of incorporation will provide that the restrictions contained in Section 203 will apply to us immediately following the time at which all of the following conditions exist (if ever): (i) Section 203 by its terms would, but for the provisions of our amended and restated certificate of incorporation, apply to us; (ii) Advance and its affiliates and associates beneficially own less than 15% of the voting power of the then-outstanding shares of our common stock, and (iii) the Governance Agreement has terminated in accordance with its terms. Moreover, our amended and restated certificate of incorporation will provide that, unless and until these conditions all exist, we will be governed by provisions substantially similar to Section 203. These provisions and Section 203 each prevent some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations with us without the approval of the holders of substantially all of our outstanding common stock; provided, however, that unless and until we are governed by Section 203, Advance and its affiliates and associates will not be prohibited from engaging in such business combinations with us.
Any provision of our amended and restated certificate of incorporation, amended and restated bylaws, or the Delaware General Corporation Law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock, and could also affect the price that some investors are willing to pay for our common stock.
Claims for indemnification by our directors and officers may reduce our available funds to satisfy successful third-party claims against us and may reduce the amount of money available to us.
Our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, provide that we will indemnify our directors and officers, in each case to the fullest extent permitted by the Delaware General Corporation Law.
In addition, as permitted by Section 145 of the Delaware General Corporation Law, our amended and restated bylaws to be effective immediately prior to the completion of this offering, and our indemnification agreements that we have entered or intend to enter into with our directors and officers, provide that:
•we will indemnify our directors and officers to the fullest extent permitted by the Delaware General Corporation Law. The Delaware General Corporation Law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful;
•we may, in our discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law;
•we are required to advance expenses, as incurred, to our directors and officers in connection with defending a proceeding, except that such directors or officers will undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification;
•the rights conferred in our amended and restated bylaws are not exclusive, and we are authorized to enter into indemnification agreements with our directors, officers, employees, and agents and to obtain insurance to indemnify such persons; and
•we may not retroactively amend our amended and restated bylaw provisions to reduce our indemnification obligations to directors, officers, employees, and agents.
While we have obtained directors’ and officers’ liability insurance policies, such insurance policies may not be available to us in the future at a reasonable rate, may not cover all potential claims for indemnification, and may not be adequate to indemnify us for all liability that may be imposed. Additionally, given the significant increase in the costs of directors’ and officers’ insurance policies recently, we may subsequently decide to select lower overall policy limits or forgo insurance altogether that we would otherwise rely upon to cover applicable defense costs, settlements and damages awards.
Our certificate of incorporation and bylaws currently provide, and our amended and restated certificate of incorporation and amended and restated bylaws will provide, for an exclusive forum in the Court of Chancery of the State of Delaware for certain disputes between us and our stockholders, and that the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action under the Securities Act.
Our certificate of incorporation and bylaws currently provide, and our amended and restated certificate of incorporation and amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will provide, that: (i) unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware) will, to the fullest extent permitted by law, be the sole and exclusive forum for: (A) any derivative action or proceeding brought on our behalf, (B) any action asserting a claim for, or based on, a breach of a fiduciary duty owed by any of our current or former directors, officers, other employees, agents, or stockholders to us or our stockholders including, without limitation, a claim alleging the aiding and abetting of such a breach of fiduciary duty, (C) any action asserting a claim against us or any of our current or former directors, officers, employees, agents, or stockholders arising pursuant to any provision of the Delaware General Corporation Law, our certificate of incorporation or bylaws, our amended and restated certificate of incorporation or amended and restated bylaws, or as to which the Delaware General Corporation Law confers jurisdiction on the Court of Chancery of the State of Delaware, or (D) any action asserting a claim related to or involving us that is governed by the internal affairs doctrine; (ii) unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act, and the rules and regulations promulgated thereunder, although there is uncertainty as to whether a court would enforce this provision; (iii) any person or entity purchasing or otherwise acquiring or holding any interest in shares of our capital stock will be deemed to have notice of and consented to these provisions; and (iv) failure to enforce the foregoing provisions would cause us irreparable harm, and we will be entitled to equitable relief, including injunctive relief and specific performance, to enforce the foregoing provisions. Nothing in our current certificate of incorporation or bylaws or our amended and restated certificate of incorporation or amended and restated bylaws precludes stockholders that assert claims solely under the Exchange Act, from bringing such claims in federal court to the extent that the Exchange Act confers exclusive federal jurisdiction over such claims, subject to applicable law.
The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our current or former directors, officers, other employees, agents, or stockholders, which may discourage such claims against us or any of our current or former directors, officers, other employees, agents, or stockholders and result in increased costs for investors to bring such a claim. We believe these provisions may benefit us by providing increased consistency in the application of the Delaware General Corporation Law and federal securities laws by chancellors and judges, as applicable, particularly experienced in resolving corporate disputes, efficient administration of cases on a more expedited schedule relative to other forums, and protection against the burdens of multi-forum litigation. If a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation or our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business, results of operations, financial condition, and prospects.
Any future issuance of Class C common stock may have the effect of further concentrating voting control in our Class B common stock and may discourage potential acquisitions of our business and could have an adverse effect on the market price of our Class A common stock.
Under our amended and restated certificate of incorporation, which will become effective immediately prior to the completion of this offering, we will be authorized to issue up to           shares of Class C common stock. Any future issuance of Class C common stock may have the effect of further concentrating voting control in our Class B common stock and may discourage potential acquisitions of our business and could have an adverse effect on the market price of our Class A common stock. Although we have no current plans to issue any shares of Class C common stock, we may in the future issue shares of Class C common stock for a variety of corporate purposes, including financings, acquisitions, investments, and equity incentives to our employees, consultants, and directors. Our authorized but unissued shares of Class C common stock are available for issuance with the approval of our board of directors without stockholder approval, except as may be required by the listing rules of the NYSE. Because the Class C common stock carries no voting rights (except as otherwise required by law), is not convertible into any other capital stock, and is not listed for trading on an exchange or registered for sale with the SEC, shares of Class C common stock may be less liquid and less attractive to any future recipients of these shares than shares of our Class A common stock, although we may seek to list the Class C common stock for trading and register shares of Class C common stock for sale in the future. In addition, because the Class C common stock carries no voting rights (except as otherwise required by law), if we issue shares of Class C common stock in the future, the holders of our Class B common stock may be able to hold significant voting control over most matters submitted to a vote of our stockholders for a longer period of time than would be the case if we issued our Class A common stock rather than Class C common stock in such transactions. In addition, subject to the terms of the Governance Agreement, following the date on which no shares of our Class B common stock remain outstanding, upon the date and time or occurrence of an event specified by the vote of holders of a majority of the then-outstanding shares of our Class A common stock, each share of Class C common stock shall automatically convert into one share of our Class A common stock. If we issue shares of Class C common stock in the future, such issuances would have a dilutive effect on the economic interests of our Class A and Class B common stock. Any such issuance of Class C common stock could also cause the market price of our Class A common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements about us and our industry that involve substantial risks and uncertainties. All statements other than statements of historical facts contained in this prospectus, including statements regarding our strategy, future financial condition, future operations, projected costs, prospects, plans, objectives of management, and expected market growth, are forward-looking statements. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “shall,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential,” “goal,” “objective,” “seeks,” or “continue,” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:
•our strategies to increase awareness of Reddit, including through search engine optimization, partnerships, and investment in full-funnel marketing;
•our strategies to increase user growth and engagement;
•our expectations regarding the growth and availability of valuable and appealing user-generated content on our platform;
•our ability to develop new products and services and bring them to market in a timely manner and make enhancements to our platform;
•our ability to implement artificial intelligence and machine learning to increase user growth and engagement and support advertising growth;
•our experimentation with new approaches of storing Redditor awards and karma in a distributed ledger, such as a public blockchain, and storing Reddit Avatars as non-fungible tokens on the blockchain;
•user and advertiser growth strategies in geographies outside of the United States and in languages besides English;
•strategies to increase revenue from new and existing advertisers;
•strategies to expand revenue sources from non-advertising sources, including data licensing and our user economy;
•strategies to empower Redditors, including monetization tools for creators and communities;
•our content moderation model relative to complex content ranking algorithms;
•our ability to attract and retain Redditors and their level of engagement;
•the impact of the macroeconomic environment, including as a result of the COVID-19 pandemic and the ongoing conflict between Russia and Ukraine and the recent escalation of conflict between Israel and the Palestinians, on our business and other uncertainties in the global economy generally;
•our ability to maintain and enhance our brand and reputation;
•our history of losses and expectation to incur continuing losses for the foreseeable future;
•our ability to maintain the security and availability of our platform and protect against data breaches and other security incidents;
•our ability to manage risks associated with our business, in particular, risks related to content on our platform, and our content moderation approach, which depends on users who volunteer to be moderators of their communities;

•potential harm caused by changes in internet search engines’ methodologies, particularly search engine optimization methodologies and policies;
•the size of our addressable markets, market share, and market trends, including our ability to grow our business in the countries we have identified as near-term priorities;
•our ability to attract and retain advertisers and scale our revenue model;
•our ability to develop effective products and tools for advertisers, including measurement tools;
•our ability to compete effectively in our industry;
•our ability to expand and monetize our platform internationally;
•fluctuations in our operating results and seasonality of our business;
•our ability to raise additional capital;
•our ability to receive, collect, transfer, store, use, share, and otherwise process data, including personal information, and compliance with laws, rules, and regulations related to data privacy, protection, and security and content;
•our ability to comply with modified or new laws and regulations applying to our business, and potential harm to our business as a result of those laws and regulations;
•changes in technology or methodology that impact our calculation of DAUq, including our ability to identify automated agents on our platform;
•volatility in DAUq relating to our API policies;
•real or perceived inaccuracies in current or historical metrics related to our business;
•the increased expenses associated with being a public company;
•our ability to effectively manage our growth and expand our infrastructure and maintain our corporate culture;
•our ability to identify, recruit, hire, and retain skilled personnel, including key members of senior management;
•our intention to continue to make investments in talent and our platform infrastructure;
•our plan to drive our growth generally by (i) evolving our service model to more types of advertisers and building deeper advertiser relationships, (ii) providing product opportunities and offerings that deliver value to our advertisers, (iii) developing measurements solutions to increase the effectiveness of our advertisers’ return on investment, and (iv) making technology enhancements that automate and improve the ease of use of our platform;
•build out of a self-serve offering as well as other automation tools;
•significant opportunity to increase the number of advertisers on Reddit over time through our self-serve offering as well as with increased sales and marketing resources;
•large and attractive opportunity in the digital advertising market, as well as an attractive offering for both advertisers and users who benefit from the contextual advertising content that our platform provides, and our intention to continue to invest in this area;
•expectation of increased losses and decline in operating margins as we invest in product improvements and innovations and our international growth;

•challenges in increasing ARPU on an absolute basis outside of the United States;
•potential need to absorb the costs related to investments in product improvements and innovations without generating sufficient revenue to offset these costs;
•our opportunity to continue to grow our DAUq in the United States and around the world and our focus on growing our platform globally, including through entering new geographic markets and investing in under-penetrated ones;
•our aim to increase DAUq by scaling internationally, developing products that are more compelling for our users, and improving the quality of our products across all platforms;
•our expectation of an increase in our costs and expenses from the launch of new ad formats, products, and features, primarily as additional hosting costs although most of these areas of focus will not initially generate revenue;
•potential decline in users due to a reduction in third-party applications;
•potential near-term volatility in Redditor and revenue growth rates;
•sufficiency of our existing cash, cash equivalents, and marketable securities and amounts available under our revolving credit facility to meet our working capital and capital expenditure needs over at least the next 12 months;
•sales of shares of our Class A common stock by us or our stockholders, including pursuant to exceptions in market standoff or contractual lock-up agreements, or the expiration of the Lock-up Period, and the anticipation of such events;
•our intended use of the net proceeds from this offering; and
•other risks and uncertainties described in this prospectus, including those described in “Risk Factors.”
We caution you that the foregoing list does not contain all of the forward-looking statements made in this prospectus.
We have based the forward-looking statements contained in this prospectus primarily on our current expectations, estimates, forecasts, and projections about future events and trends that we believe may affect our business, results of operations, financial condition, and prospects. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur at all. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties, and other factors described in “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this prospectus. The results, events, and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.
The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain, and you are cautioned not to unduly rely upon these statements.
You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of the forward-looking statements in this prospectus by these cautionary statements.

MARKET AND INDUSTRY DATA
This prospectus contains estimates, projections, and other information concerning our industry and our business, as well as data regarding market research, estimates, and forecasts prepared by our management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which we operate is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors.” Unless otherwise expressly stated, we obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources. In some cases, we do not expressly refer to the sources from which this data is derived. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this prospectus. See “Special Note Regarding Forward-Looking Statements” for more information.
Among others, we refer to estimates compiled by the following industry sources:
•International Data Corporation;
•Comscore Media Metrix Multi-Platform (“Comscore”), Cross Visiting, Custom-defined list including Reddit, Facebook.com, Instagram.com, Tiktok.com, X, Snap Inc., LinkedIn, Pinterest, and Twitch.tv, October to December 2023, % Vertical, U.S.;
•Comscore, Demographic Profile, Reddit, Average Across October to December 2023, % Composition Unique Visitors, U.S.;
•S&P Global Market Intelligence; and
•NC Ventures, LLC d/b/a NCS (“NCSolutions”).
Certain statistical information in this prospectus is based on the following survey and research reports commissioned by us:
•Attest Technologies, Inc. (“Attest”), Conversations on Social Media (U.S.), September 2023;
•Attest, Vertical Path to Purchase (U.S.), June to August 2023;
•Attest, Social Media Usage (U.S.), August 2023; and
•Attest, Online Recommendations (U.S., UK, Australia, Canada, and Germany), March 2023.
Testimonials contained in this prospectus are from actual users, moderators, and advertisers. Users, moderators, and advertisers featured in the prospectus agreed to the use of the examples shared.

USE OF PROCEEDS
We estimate that we will receive net proceeds from this offering of $           (or approximately $             if the underwriters’ over-allotment option is exercised in full) based on an assumed initial public offering price of $           per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We will not receive any proceeds from the sale of Class A common stock by the selling stockholders.
A $1.00 increase (decrease) in the assumed initial public offering price of $           per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us from this offering by approximately $             , assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) the net proceeds to us from this offering by approximately $          , assuming an initial public offering price of $          per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The principal purposes of this offering are to increase our capitalization and financial flexibility, create a public market for our Class A common stock, and facilitate an orderly distribution of shares for the selling stockholders. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. We may also use a portion of the net proceeds to in-license, acquire, or invest in complementary technologies, assets, or intellectual property. We periodically evaluate strategic opportunities; however, we have no current commitments for any material acquisitions or investments at this time.
We intend to use some of the net proceeds to satisfy tax withholding obligations related to the RSU Net Settlement. Based on the assumed initial public offering price of $           per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, an estimated                 shares underlying RSUs vesting in connection with our initial public offering, and an assumed           % tax withholding rate for certain of our employees from whom we will withhold taxes, we would use approximately $           to satisfy our tax withholding obligations related to the vesting of such RSUs that are expected to vest upon the completion of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $           per share of Class A common stock, the midpoint of the estimated price range set forth on the cover page of this prospectus, assuming no change to the applicable tax rate, would increase (decrease) the amount we would be required to pay to satisfy these tax withholding obligations by approximately $               .
In addition to the RSUs described above, 662,447 PRSUs held by our Chief Executive Officer, Steven Huffman, are eligible to vest upon the company attaining a $5.0 billion market capitalization valuation, which could occur as early as the tenth consecutive trading day following this offering. To the extent these PRSUs vest, we will withhold a portion of the vested shares on the applicable vesting date and use some of the net proceeds from this offering to satisfy tax withholding obligations related to the vesting and settlement of the PRSUs.
Assuming that the closing trading price of Class A common stock on the tenth day of the relevant ten-trading-day period is $          , and assuming a maximum tax withholding rate of 53%, then we would use approximately $           to satisfy our tax withholding obligations related to the vesting of such PRSUs. A $1.00 increase (decrease) in the assumed closing trading price of $ per share of Class A common stock would increase (decrease) the amount we would be required to pay to satisfy these tax withholding obligations by approximately $              .
See “Executive and Director Compensation Outstanding—Equity Awards at Year-End” and “Capitalization—Vesting of Outstanding CEO Equity Award at Certain Trading Prices” for more information.
In addition, it is possible that in the future, we will decide to “net settle” additional RSUs or PRSUs upon the applicable vesting date, meaning that we will withhold a portion of the vested shares on the applicable vesting date and use some of the net proceeds from this offering, together with existing cash and cash equivalents, to satisfy tax withholding obligations related to the vesting and settlement of such awards.
We cannot specify with certainty the particular uses of the net proceeds that we will receive from this offering. Additionally, we will have broad discretion over how to use the net proceeds from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in short-term and long-term high credit quality instruments and money market funds.

DIVIDEND POLICY
We have never declared or paid cash dividends on our capital stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and expansion of our business, and we do not anticipate paying any cash dividends in the foreseeable future. The terms of our revolving credit facility also restrict our ability to pay dividends, and we may enter into additional credit agreements or other borrowing arrangements in the future that may restrict our ability to declare or pay cash dividends on our capital stock. Any future determination regarding the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable law, and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, general business conditions, and other factors our board of directors may deem relevant.

CAPITALIZATION
The following table sets forth our cash, cash equivalents, and marketable securities and our capitalization as of December 31, 2023 on:
•an actual basis;
•a pro forma basis, giving effect to (i) the Preferred Stock Conversion; (ii) the Option Exercise; (iii) the RSU Net Settlement; (iv) the increase in accrued expenses and other current liabilities and an equivalent decrease in additional paid-in capital of $           in connection with the estimated tax withholding obligations related to the RSU Net Settlement; (v) stock-based compensation expense of approximately $493.7 million associated with RSUs subject to service-based, performance-based, and/or liquidity-based vesting conditions outstanding as of December 31, 2023, for which the service-based and/or performance-based vesting condition was satisfied as of December 31, 2023 and for which the liquidity-based vesting condition will be satisfied in connection with this offering, as further described in Note 14—Stock-Based Compensation of the notes to our consolidated financial statements; and (vi) the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect immediately prior to the completion of this offering. The pro forma adjustment related to stock-based compensation expense of approximately $493.7 million has been reflected as an increase to additional paid-in capital and accumulated deficit; and
•a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above, (ii) our receipt of estimated net proceeds from the sale of shares of Class A common stock that we are offering at an assumed initial public offering price of $           per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the receipt by us of net proceeds of approximately $           in connection with the Option Exercise, and (iv) the use of a portion of the net proceeds from this offering, together with existing cash and cash equivalents, if necessary, to satisfy the estimated tax withholding and remittance obligations related to the RSU Net Settlement.
The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing. You should read this information together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	December 31, 2023
	Actual	Pro forma	Pro forma as adjusted
		(unaudited)
	(in thousands, except share and per share amounts)
Cash, cash equivalents, and marketable securities	$1,213,122	$	$
Convertible preferred stock; par value $0.0001 per share; 86,864,781 shares authorized; 73,021,449 shares issued and outstanding, actual; no shares authorized, issued, or outstanding, pro forma, and pro forma as adjusted	1,853,492
Stockholders’ equity (deficit):
Preferred stock, par value $0.0001 per share; no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted	—
Class A common stock, par value $0.0001 per share; 189,000,000 shares authorized, 7,099,700 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	—
Class B common stock, par value $0.0001 per share; 142,000,000 shares authorized, 53,904,204 shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma; shares authorized, shares issued and outstanding, pro forma as adjusted	6
Class C common stock, par value $0.0001 per share; no shares authorized, issued, or outstanding, actual; shares authorized, no shares issued and outstanding, pro forma, and pro forma as adjusted	—
Additional paid-in capital	302,820
Accumulated other comprehensive income (loss)	814
Accumulated deficit	(716,562)
Total stockholders’ equity (deficit)	(412,922)
Total capitalization	$1,440,570	$	$
A $1.00 increase (decrease) in the assumed initial public offering price of $           per share of our Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) each of our pro forma as adjusted cash, cash equivalents, and marketable securities by approximately $               , and each of our pro forma as adjusted total stockholders’ equity and total capitalization by approximately $               , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) each of our pro forma as adjusted cash, cash equivalents, and marketable securities, total stockholders’ equity, and total capitalization by approximately $          , assuming the assumed initial public offering price of $           per share of our Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters’ over-allotment option was exercised in full, pro forma as adjusted cash, cash equivalents, and marketable securities, additional paid-in capital, total stockholders’ equity, total capitalization, and shares of Class A common stock outstanding as of December 31, 2023 would be $           , $          , $          , $          , and                 shares, respectively.
The number of shares of our common stock to be outstanding after this offering is based on                 shares of our Class A common stock,                 shares of our Class B common stock, and no shares of our Class C common stock outstanding, in each case, as of December 31, 2023, after giving effect to the Preferred Stock Conversion, the Option Exercise, and the RSU Net Settlement, and does not include:
•                shares of our Class A common stock issuable upon the exercise of outstanding stock options as of December 31, 2023, having a weighted-average exercise price of $           per share (after giving effect to the Option Exercise);
•                shares of our Class B common stock issuable upon the exercise of outstanding stock options as of December 31, 2023, having a weighted-average exercise price of $           per share (after giving effect to the Option Exercise);
•15,198,345 RSUs for shares of our Class A common stock subject to service-based, performance-based, and/or liquidity-based vesting conditions outstanding as of December 31, 2023, for which the service-based and/or performance-based vesting condition was not yet satisfied as of December 31, 2023 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that satisfaction of the service-based and/or performance-based vesting conditions of certain of these RSUs through                , 2024 will result in the net issuance of                 shares of Class A common stock, after withholding an aggregate of                 shares of Class A common stock to satisfy associated estimated tax withholding and remittance obligations in connection with the RSU Net Settlement);
•747,628 RSUs for shares of our Class B common stock subject to service-based, performance-based, and/or liquidity-based vesting conditions outstanding as of December 31, 2023, for which the service-based and/or performance-based vesting condition was not yet satisfied as of December 31, 2023 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that satisfaction of the service-based and/or performance-based vesting conditions of certain of these RSUs through                , 2024 after withholding an aggregate of                 shares of Class B common stock to satisfy associated estimated tax withholding and remittance obligations in connection with the RSU Net Settlement);
•20,000 PRSUs outstanding as of December 31, 2023, covering shares of our Class A common stock that will vest if our market capitalization exceeds $25.0 billion as of the tenth trading day following completion of this offering; provided, however, that if such market capitalization valuation is not met, such shares will be forfeited in full (see “Executive and Director Compensation—Narrative to the Summary Compensation Table” for more information);
•662,447 PRSUs outstanding as of December 31, 2023, covering shares of our Class B common stock that are issuable upon satisfaction of performance-based or market-based vesting conditions for which the performance-based or market-based vesting condition was not yet satisfied as of December 31, 2023, which will vest if our market capitalization exceeds $5.0 billion (see “Executive and Director Compensation—Outstanding Equity Awards at Year-End” and “—Vesting of Outstanding CEO Equity Award at Certain Trading Prices” below for more information);
•                shares of our Class A common stock reserved for future issuance under the 2024 Plan, which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, including                 new shares and the number of shares (i) that remain available for grant of future awards under the 2017 Plan at the time the 2024 Plan becomes effective, which shares will cease to be available for issuance under the 2017 Plan at such time and (ii) underlying outstanding Prior Plan Awards that expire, or are cancelled, forfeited, reacquired, or withheld;
•                shares of our Class A common stock reserved for future issuance under the ESPP, which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective; and
•1,337,205 shares of our Class A common stock reserved for issuance to fund and support our community impact initiatives and other charitable activities.

The 2024 Plan and ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See “Executive and Director Compensation—Equity Incentive Plans” for more information.
Vesting of Outstanding CEO Equity Award at Certain Trading Prices
Our Chief Executive Officer, Steven Huffman, holds 662,447 PRSUs for shares of our Class B common stock that are issuable upon achievement of a vesting condition that will be deemed satisfied based on our attaining a $5.0 billion market capitalization valuation following this offering. Market capitalization is calculated by multiplying (x) the average closing price for our Class A common stock, rounded to the nearest one-hundredth of a cent, for any ten consecutive trading days after our Class A common stock is first listed for trading in connection with this offering by (y) the number of shares of capital stock outstanding as of the closing of this offering. Accordingly, these PRSUs could vest as early as the tenth trading day following this offering.
The below table provides a representative example of the average ten-day stock price that is necessary to meet the $5.0 billion market capitalization vesting criteria based on                 shares of our Class A common stock and                 shares of our Class B common stock to be outstanding immediately after this offering (assuming no exercise by the underwriters of their over-allotment option), and after giving effect to the Preferred Stock Conversion, the Option Exercise, and the RSU Net Settlement.

Market Capitalization Vesting Criteria	Number of Outstanding PRSUs	Average Ten-day Closing Price of Class A Common Stock Necessary to Meet the Market Capitalization Vesting Criteria Assuming the Number of Shares of Class A Common Stock Offered by Us, as Set Forth on the Cover Page of this Prospectus, Remains the Same	Average Ten-day Closing Price of Class A Common Stock Necessary to Meet the Market Capitalization Vesting Criteria if the Underwriters Exercise their Over-allotment Option in Full and Assuming the Number of Shares of Class A Common Stock Offered by Us, as Set Forth on the Cover Page of this Prospectus, Remains the Same	An Increase of 1.0 Million Outstanding Shares would Decrease the Average Ten-day Closing Price of Class A Common Stock Necessary to Meet the Market Capitalization Vesting Criteria by the Following Price per Share (Assuming Full Exercise of Underwriters’ Over-allotment Option)
$5.0 billion	662,447	$	$	$
We intend to net settle Mr. Huffman’s awards, meaning that we will withhold a portion of the vested shares on the applicable vesting date and use some of the net proceeds from this offering, together with existing cash and cash equivalents, if necessary, to satisfy tax withholding obligations related to the vesting and settlement of the PRSUs. Assuming that the closing trading price of Class A common stock on the tenth day of the relevant ten-trading-day period is $          , and based on an assumed maximum tax withholding rate of 53%, then we would use approximately $           to satisfy our tax withholding obligations related to the vesting of such PRSUs. A $1.00 increase (decrease) in the assumed closing trading price of $           per share of Class A common stock would increase (decrease) the amount we would be required to pay to satisfy these tax withholding obligations by approximately $           .
See “Executive and Director Compensation—Outstanding Equity Awards at Year-End” for more information on these awards.

DILUTION
If you invest in our Class A common stock in this offering, your ownership interest will be diluted to the extent of the difference between the initial public offering price per share of our Class A common stock in this offering and the pro forma as adjusted net tangible book value per share of our Class A common stock immediately after this offering.
Our pro forma net tangible book value as of December 31, 2023 was $          , or $           per share. Pro forma net tangible book value per share represents the amount of our total tangible assets less our total liabilities divided by the number of our shares of Class A and Class B common stock outstanding as of December 31, 2023, after giving effect to (i) the Preferred Stock Conversion; (ii) the Option Exercise; (iii) the RSU Net Settlement; (iv) the increase in accrued expenses and other current liabilities and an equivalent decrease in additional paid-in capital of $           in connection with the estimated tax withholding obligations related to the RSU Net Settlement; (v) stock-based compensation expense of approximately $493.7 million associated with RSUs subject to service-based, performance-based, and/or liquidity-based vesting conditions outstanding as of December 31, 2023, for which the service-based and/or performance-based vesting condition was satisfied as of December 31, 2023 and for which the liquidity-based vesting condition will be satisfied in connection with this offering, as further described in Note 14—Stock-Based Compensation of the notes to our consolidated financial statements; and (vi) the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect immediately prior to the completion of this offering.
After giving effect to (i) the pro forma adjustments set forth above, (ii) the sale by us of          shares of our Class A common stock in this offering at an assumed initial public offering price of $          per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, (iii) the receipt by us of net proceeds of approximately $           in connection with the Option Exercise, and (iv) the use of a portion of the net proceeds from this offering, together with existing cash and cash equivalents, if necessary, to satisfy the estimated tax withholding and remittance obligations related to the RSU Net Settlement, our pro forma as adjusted net tangible book value as of December 31, 2023 would have been $          , or $          per share. This amount represents an immediate increase in pro forma as adjusted net tangible book value of $          per share to our existing stockholders and an immediate dilution in pro forma as adjusted net tangible book value of $          per share to new investors purchasing our Class A common stock in this offering. The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of December 31, 2023	$
Increase in pro forma as adjusted net tangible book value per share attributable to new investors purchasing shares of our Class A common stock in this offering
Pro forma as adjusted net tangible book value per share immediately after this offering
Dilution in pro forma as adjusted net tangible book value per share to new investors in this offering		$
The dilution information discussed above is illustrative only and may change based on the actual initial public offering price and other terms of this offering. A $1.00 increase (decrease) in the assumed initial public offering price of $          per share of Class A common stock, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted net tangible book value per share after this offering by $          per share and increase (decrease) the dilution to new investors by $          per share, in each case assuming the number of shares of Class A common stock offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of Class A common stock offered by us would increase (decrease) our pro forma as adjusted net tangible book value by approximately $          per share and decrease (increase) the dilution to new investors by approximately $ per share, in each case assuming the assumed initial public offering price of $           per share,

which is the midpoint of the estimated price range set forth on the cover page of this prospectus, remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share, as adjusted to give effect to this offering, would be $          per share, and the dilution in pro forma net tangible book value per share to investors in this offering would be $          per share.
The following table summarizes, as of December 31, 2023, on a pro forma as adjusted basis as described above, the number of shares of common stock purchased from us, the total consideration and the average price per share (i) paid to us by existing stockholders, and (ii) to be paid by new investors acquiring our Class A common stock in this offering at an assumed initial public offering price of $          per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, before deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price
	Number	Percent	Amount	Percent	Per Share
Existing stockholders		%	$	%	$
New investors					$
Total		100%	$	100%
Sales by the selling stockholders in this offering will cause the number of shares held by existing stockholders before this offering to be reduced to                 shares, or           % of the total number of shares of our common stock outstanding immediately after the completion of this offering, and will increase the number of shares held by new investors to                 shares, or           % of the total number of shares of our common stock outstanding immediately after the completion of this offering.
Each $1.00 increase (decrease) in the assumed initial public offering price of $          per share, which is the midpoint of the estimated price range set forth on the cover page of this prospectus, would increase (decrease) the total consideration paid by new investors and total consideration paid by all stockholders by approximately $          , assuming that the number of shares of Class A common stock offered by us and the selling stockholders, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.
Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ option to purchase additional shares. If the underwriters exercise in full their option to purchase additional shares, our existing stockholders would own           % and our new investors would own            % of the total number of shares of common stock outstanding upon the completion of this offering.
To the extent that any outstanding options are exercised, outstanding RSUs settle, new options or RSUs are issued under our stock-based compensation plans, or we issue additional shares of common stock in the future, there will be further dilution to investors participating in this offering.
The number of shares of our common stock to be outstanding after this offering is based on                 shares of our Class A common stock,                 shares of our Class B common stock, and no shares of our Class C common stock outstanding, in each case, as of December 31, 2023, after giving effect to the Preferred Stock Conversion, the Option Exercise, and the RSU Net Settlement, and does not include:
•                shares of our Class A common stock issuable upon the exercise of outstanding stock options as of December 31, 2023, having a weighted-average exercise price of $           per share (after giving effect to the Option Exercise);
•                shares of our Class B common stock issuable upon the exercise of outstanding stock options as of December 31, 2023, having a weighted-average exercise price of $           per share (after giving effect to the Option Exercise);

•15,198,345 RSUs for shares of our Class A common stock subject to service-based, performance-based, and/or liquidity-based vesting conditions outstanding as of December 31, 2023, for which the service-based and/or performance-based vesting condition was not yet satisfied as of December 31, 2023 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that satisfaction of the service-based and/or performance-based vesting conditions of certain of these RSUs through            , 2024 will result in the net issuance of           shares of Class A common stock, after withholding an aggregate of           shares of Class A common stock to satisfy associated estimated tax withholding and remittance obligations in connection with the RSU Net Settlement);
•747,628 RSUs for shares of our Class B common stock subject to service-based, performance-based, and/or liquidity-based vesting conditions outstanding as of December 31, 2023, for which the service-based and/or performance-based vesting condition was not yet satisfied as of December 31, 2023 and for which the liquidity-based vesting condition will be satisfied in connection with this offering (we expect that satisfaction of the service-based and/or performance-based vesting conditions of certain of these RSUs through            , 2024 will result in the net issuance of           shares of Class B common stock, after withholding an aggregate of            shares of Class B common stock to satisfy associated estimated tax withholding and remittance obligations in connection with the RSU Net Settlement);
•20,000 PRSUs outstanding as of December 31, 2023, covering shares of our Class A common stock that will vest if our market capitalization exceeds $25.0 billion; provided, however, that if such market capitalization valuation is not met as of the tenth trading day following completion of this offering, such shares will be forfeited in full (see “Executive and Director Compensation—Narrative to the Summary Compensation Table” for more information);
•662,447 PRSUs outstanding as of December 31, 2023, covering shares of our Class B common stock that are issuable upon satisfaction of performance-based or market-based vesting conditions for which the performance-based or market-based vesting condition was not yet satisfied as of December 31, 2023, which will vest if our market capitalization exceeds $5.0 billion (see “Executive and Director Compensation—Outstanding Equity Awards at Year-End” and “Capitalization—Vesting of Outstanding CEO Equity Award at Certain Trading Prices” for more information);
•                shares of our Class A common stock reserved for future issuance under the 2024 Plan, which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective, including                 new shares and the number of shares (i) that remain available for grant of future awards under the 2017 Plan at the time the 2024 Plan becomes effective, which shares will cease to be available for issuance under the 2017 Plan at such time and (ii) underlying outstanding Prior Plan Awards that expire, or are cancelled, forfeited, reacquired, or withheld;
•                shares of our Class A common stock reserved for future issuance under the ESPP, which will become effective on the date immediately prior to the date our registration statement relating to this offering becomes effective; and
•1,337,205 shares of our Class A common stock reserved for issuance to fund and support our community impact initiatives and other charitable activities.
The 2024 Plan and ESPP also provide for automatic annual increases in the number of shares reserved thereunder. See “Executive and Director Compensation—Equity Incentive Plans” for more information.

SELECTED CONSOLIDATED FINANCIAL DATA
The following tables set forth our selected consolidated financial data. The selected consolidated statements of operations data for the years ended December 31, 2022 and 2023 and the selected consolidated balance sheet data as of December 31, 2022 and 2023 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.
You should read the following selected consolidated financial data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The selected consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the consolidated financial statements and related notes.

	Year ended December 31,
	2022	2023
	(in thousands, except share and per share amounts)
Consolidated Statements of Operations Data:
Revenue	$666,701	$804,029
Costs and expenses:
Cost of revenue	104,799	111,011
Research and development	365,164	438,346
Sales and marketing	225,078	230,175
General and administrative	143,822	164,658
Total costs and expenses	838,863	944,190
Income (loss) from operations	(172,162)	(140,161)
Other income (expense), net	14,234	53,138
Income (loss) before income taxes	(157,928)	(87,023)
Income tax expense (benefit)	622	3,801
Net income (loss)	$(158,550)	$(90,824)
Net income (loss) per share attributable to Class A and Class B common stock, basic and diluted(1)	$(2.77)	$(1.54)
Weighted-average shares of Class A and Class B common stock used to compute net income (loss) per share, basic and diluted	57,251,112	59,138,086
Unaudited pro forma net income (loss) per share attributable to Class A and Class B common stock, basic and diluted
Unaudited pro forma weighted-average shares of common stock used to compute pro forma net income (loss) per share attributable to Class A and Class B common stock, basic and diluted
Other Financial Information:
Adjusted EBITDA(2)	$(108,393)	$(69,275)
Net cash provided by (used in) operating activities	$(94,021)	$(75,114)
Free Cash Flow(3)	$(100,254)	$(84,838)
________________
(1)See Note 4—Net Income (Loss) per Share of the notes to our consolidated financial statements included elsewhere in this prospectus for a description of how we compute basic and diluted net income (loss) per share attributable to Class A and Class B common stock. The rights, including the liquidation and dividend rights, of Class A and Class B common stock are substantially identical other than voting rights. Accordingly, the Class A and Class B common stock share in our net income (loss).
(2)See “—Adjusted EBITDA” below for more information and for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

(3)See “—Free Cash Flow” below for more information and for a reconciliation of Free Cash Flow to net cash provided by (used in) operating activities, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.

	December 31,
	2022	2023
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents, and marketable securities	$1,266,544	$1,213,122
Working capital	1,377,470	1,346,117
Total assets	1,599,711	1,596,467
Total liabilities	125,283	155,897
Convertible preferred stock	1,853,492	1,853,492
Total stockholders’ equity (deficit)	(379,064)	(412,922)
Non-GAAP Financial Measures
We use certain non-GAAP financial measures to supplement our consolidated financial statements, which are presented in accordance with U.S. GAAP, to evaluate our core operating performance. These non-GAAP financial measures include Adjusted EBITDA and Free Cash Flow. We use these non-GAAP financial measures to facilitate reviews of our operational performance and as a basis for strategic planning. By excluding certain items that are non-recurring or not reflective of the performance of our normal course of business, we believe that Adjusted EBITDA and Free Cash Flow provide meaningful supplemental information regarding our performance. Accordingly, we believe these non-GAAP financial measures are useful to investors and others because they allow investors to supplement their understanding of our financial trends and evaluate our ongoing and future performance in the same manner as management. However, there are a number of limitations related to the use of non-GAAP financial measures as they reflect the exercise of judgment by our management about which expenses are excluded or included in determining these non-GAAP measures. These non-GAAP measures should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these non-GAAP financial measures differently or not at all, which reduces their usefulness as comparative measures.
Adjusted EBITDA
Adjusted EBITDA is defined as net income (loss) excluding interest (income) expense, net, income tax expense (benefit), depreciation and amortization, stock-based compensation expense and related taxes, other (income) expense, net, and certain other non-recurring or non-cash items impacting net income (loss) that we do not consider indicative of our ongoing business performance. Other (income) expense, net consists primarily of realized gains and losses on sales of marketable securities, foreign currency transaction gains and losses, and other income and expense that are not indicative of our core operating performance. To evaluate our core operating results, we exclude other (income) expense, net from Adjusted EBITDA. We consider the exclusion of certain non-recurring or non-cash items in calculating Adjusted EBITDA to provide a useful measure for investors and others to evaluate our operating results in the same manner as management.

The following table presents a reconciliation of our net income (loss), the most directly comparable financial measure presented in accordance with U.S. GAAP, to Adjusted EBITDA:

	Year ended December 31,
	2022	2023
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net income (loss)	$(158,550)	$(90,824)
Add (deduct):
Interest (income) expense, net	(15,681)	(53,281)
Income tax expense (benefit)	622	3,801
Depreciation and amortization(1)	8,000	13,702
Stock-based compensation expense and related taxes(2)	55,768	49,086
Restructuring costs(3)	—	8,098
Other (income) expense, net	1,448	143
Adjusted EBITDA	$(108,393)	$(69,275)
________________
(1)Includes depreciation and amortization as follows:

	Year ended December 31,
	2022	2023
	(in thousands)
Cost of revenue	$714	$152
Research and development	4,687	8,001
Sales and marketing	1,768	4,340
General and administrative	831	1,209
Depreciation and amortization	$8,000	$13,702
(2)Includes stock-based compensation expense and related taxes as follows:

	Year ended December 31,
	2022	2023
	(in thousands)
Cost of revenue	$133	$101
Research and development	35,917	24,334
Sales and marketing	7,678	5,678
General and administrative	12,040	18,973
Stock-based compensation expense and related taxes	$55,768	$49,086
In connection with secondary sales of our common stock, stock-based compensation expense for the year ended December 31, 2023 included $5.7 million for the amount paid in excess of the estimated fair value of the common stock as of the date of the transactions.
(3)During the year ended December 31, 2023, we incurred restructuring costs of $8.1 million, primarily composed of severance and benefits expense, in connection with reductions in our workforce. These charges are non-recurring and are not reflective of underlying trends in our business.
Free Cash Flow
Free Cash Flow represents net cash provided by (used in) operating activities less purchases of property and equipment. We believe that Free Cash Flow is useful to investors as a liquidity measure because it measures our ability to generate or use cash. Once our business needs and obligations are met, cash can be used to maintain a strong balance sheet and invest in future growth. Additionally, we believe that Free Cash Flow is an important measure since we use third-party infrastructure partners to host our services and therefore we do not incur significant capital expenditures to support revenue generating activities.

The following table presents a reconciliation of net cash provided by (used in) operating activities, the most directly comparable financial measure calculated in accordance with U.S. GAAP, to Free Cash Flow:

	Year ended December 31,
	2022	2023
	(in thousands)
Reconciliation of Free Cash Flow:
Net cash provided by (used in) operating activities	$(94,021)	$(75,114)
Less:
Purchases of property and equipment	(6,233)	(9,724)
Free Cash Flow	$(100,254)	$(84,838)

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Consolidated Financial Data” section, our consolidated financial statements and related notes, and other financial information appearing elsewhere in this prospectus. In addition to historical consolidated financial information, the following discussion contains forward-looking statements that reflect our plans, estimates, and beliefs that involve significant risks and uncertainties. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to those differences include those discussed below and elsewhere in this prospectus, particularly in “Risk Factors” and “Special Note Regarding Forward-Looking Statements.”
Data as of and for the years ended December 31, 2022 and 2023 has been derived from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results that may be expected in the future.
Overview
Our mission is to bring community, belonging, and empowerment to everyone in the world. We built Reddit with the belief that communities unlock the power of human creativity and create a sense of belonging and empowerment for their members. We believe the world needs community more than ever, and that this represents our greatest opportunity to further enrich the lives of everyone in the world.
Reddit is a global, digital city where anyone in the world can join a community to learn from one another, engage in authentic conversations, explore passions, research new hobbies, exchange goods and services, create new communities and experiences, share a few laughs, and find belonging. They come together to share the rhythm of their daily discoveries, ask questions and receive advice, research before making a purchase decision, hear reactions to recent events, and thrive as a community. Built on shared interests, passion, and trust, Reddit has a community for everyone. Over time, Reddit has evolved to become one of the internet’s largest corpuses of information, with over 1 billion posts and over 16 billion comments through December 31, 2023.
We operate mobile applications and a website that allow users to form communities and create and share content. We currently generate substantially all of our revenue from third-party advertising on our platform. Operating costs are driven mainly by headcount related costs as well as costs associated with the hosting of our mobile applications and website and the delivery of our advertising services. To support continued user growth and expand our advertising business, we expect to continue to make investments in talent as well as our platform infrastructure.
Our strategy is to support the growth and engagement of our communities and to execute against our growth strategy across advertising, data licensing, and our user economy. We aim to become Redditors’ first choice when they are exploring their passions, looking for entertainment, or keeping tabs on culture and news. Accomplishing this goal will require us to expand and transform our platform to keep pace with the constantly evolving needs of our Redditors and advertisers.
For a discussion of the key opportunities and challenges we face in growing our business, see “—Key Factors Affecting our Performance.”
We are headquartered in San Francisco, California, and have several offices around the world.
Key Financial and Operating Metrics
We review a number of metrics, including the key metrics discussed below, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans, and make strategic decisions.

Trends in User Metrics
Daily Active Unique. We define a daily active unique (“DAUq”) as a user whom we can identify with a unique identifier who has visited a page on the Reddit website, www.reddit.com, or opened a Reddit application at least once during a 24-hour period. We calculate average DAUq for a particular period by adding the number of DAUq on each day of that period and dividing that sum by the number of days in that period. We measure DAUq because we believe that this metric helps management and investors understand usage of and engagement with our platform. DAUq is the primary metric by which we measure the scale of our active user base.
DAUq includes visits from those who have logged in to a registered account as well as those who have not logged in to—or do not have—a registered account. Visitors that come to Reddit from search engines are generally not logged in and originate from both desktop and mobile web. Currently, monetization of these users is mainly through conversation pages and feed ads. Measuring the number of logged-out visitors is difficult and complex. For example, prior to the first quarter of 2023, a portion of our historical DAUq metric counted views of pages that were hosted using Google’s Accelerated Mobile Page (“AMP”) framework. The accuracy of counting the DAUq attributable to this AMP traffic relied on the accuracy and completeness of information received from Google, which had not been historically complete and consistent. As such, our historical DAUq metrics are not directly comparable quarter over quarter or year over year. To the extent that our metric includes views of pages hosted on third-party infrastructure, like Google’s AMP framework, the accuracy and comparability of our metrics will depend on the accuracy and consistency of the information received from any such third party.
DAUq is shown globally and also broken out by the United States and the rest of the world because these markets have different characteristics. Most notably, we are more advanced in engagement and monetization in the United States than in the rest of the world.
In addition, we monitor logged-in DAUq, which we define as a user whom we can identify with a unique identifier who has visited a page on the Reddit website, www.reddit.com, or opened a Reddit application at least once during a 24-hour period and was logged in to a registered account. We measure logged-in DAUq because these users tend to have higher engagement and spend more time on our platform compared to users who are not logged in to a registered account. Logged-in users often start their experience in a personalized feed with advertising and dive into post pages with conversation page ads. These ads include display, video, and direct response as well as other ads for mobile applications, mobile web, and desktop web.

Quarterly Average DAUq
(in millions)

Total DAUq YoY Growth:	5%	5%	7%	7%	5%	7%	15%	27%
Logged-in DAUq YoY Growth:	18%	18%	20%	17%	13%	14%	19%	21%

Total DAUq YoY Growth:	(2)%	(1)%	2%	6%	6%	9%	19%	34%	Total DAUq YoY Growth:	12%	11%	11%	7%	4%	5%	12%	21%
Logged-in DAUq YoY Growth:	15%	16%	18%	15%	12%	12%	16%	20%	Logged-in DAUq YoY Growth:	21%	19%	21%	19%	14%	16%	22%	21%
We assess both year over year and quarter over quarter growth of DAUq in each period.
In the three months ended December 31, 2023, global DAUq grew 27% compared to the prior year period, driven by 34% growth in DAUq in the United States and 21% growth in DAUq in the rest of world. Global DAUq grew 11% compared to the prior quarter period, driven by 14% growth in DAUq in the United States and 8% growth in DAUq in the rest of world. The growth in global DAUq in the three months ended December 31, 2023 compared to the prior year period and prior quarter period was driven mainly by traction in our growth strategies, primarily from product enhancements and third-party search engine and algorithm changes. Global monthly average DAUq was 76.0 million in December 2023, reflecting momentum in DAUq growth, particularly in logged-out users, as we exited the quarter.
Year over year and quarter over quarter activity can also fluctuate due to various internal and external factors. For example, quarter over quarter growth for the three months ended March 31, 2022 was 7%, as a result of increased user activity due in part to r/ EldenRing and other gaming-related communities, as well as the ongoing conflict between Russia and Ukraine. We saw a decline in global DAUq in the three months ended June 30, 2022, when strong quarterly DAUq growth fell in the absence of peaks in usage surrounding worldwide events and cultural trends. During the three months ended December 31, 2022 and 2023, we deployed further advances in our process used to identify and address activity by users and visitors, including web crawlers and scrapers. As we identify automated agents, we remove them from our DAUq count prospectively and do not recalculate DAUq for prior periods.
Weekly Active Unique. We define a weekly active unique (“WAUq”) as a user whom we can identify with a unique identifier who has visited a page on the Reddit website, www.reddit.com, or opened a Reddit application at least once during a trailing seven-day period. We calculate average quarterly WAUq for a particular period by adding the number of WAUq on each day of that period and dividing that sum by the number of days in that period. We measure WAUq because we believe that this metric helps management and investors understand the reach of our platform.
Similar to DAUq, WAUq includes visits from those who have logged in to a registered account as well as those who have not logged in to—or do not have—a registered account. Measuring the number of logged-out visitors is difficult and complex and relies on the accuracy and completeness of information received from third parties. As such, our historical WAUq metrics are not directly comparable quarter over quarter or year over year. To the extent that our historical or future metric includes views of pages hosted on third-party infrastructure, like Google’s AMP framework, the accuracy of our metrics will depend on the accuracy and consistency of the information received from any such third party. During the three months ended December 31, 2022 and 2023, we deployed further advances in our process used to identify and address activity by users and visitors, including web crawlers and scrapers. As we identify automated agents, we remove them from our WAUq count prospectively and do not recalculate WAUq for prior periods.
Quarterly Average WAUq
(in millions)

WAUq YoY Growth:	1%	1%	3%	3%	2%	5%	15%	29%
DAUq/WAUq:	27%	27%	27%	28%	28%	28%	28%	27%

WAUq YoY Growth:	(9)%	(8)%	(5)%	3%	4%	9%	21%	39%	WAUq YoY Growth:	10%	10%	11%	4%	1%	1%	9%	20%
In the three months ended December 31, 2023, global WAUq grew 29% compared to the prior year period, driven by 39% growth in WAUq in the United States and 20% growth in WAUq in the rest of world. In the three months ended December 31, 2023, global WAUq increased 12% compared to the prior quarter period, driven by 16% growth in WAUq in the United States and 8% growth in WAUq in the rest of world. For the three months ended December 31, 2023, the proportion of DAUq to WAUq was 27%.
Trends in Monetization Metrics
We monetize our business primarily through advertising on our mobile applications and website. In the year ended December 31, 2023, we recorded revenue of $804.0 million, as compared to revenue of $666.7 million for the year ended December 31, 2022, representing an increase of 21% compared to the prior year period.
ARPU. We define average revenue per unique (“ARPU”) as quarterly revenue in a given geography divided by the average DAUq in that geography. For the purposes of calculating ARPU, advertising revenue in a given geography is based on the geographic location in which advertising impressions are delivered, as this approximates revenue based on user activity, while other revenue in a given geography is based on the billing address of the customer. This differs from the presentation of our revenue by geography in the notes to our consolidated financial statements included elsewhere in this prospectus, where both advertising revenue and other revenue are based on the billing address of the customer.
We present ARPU globally and also broken out on a United States and rest of world basis because we currently monetize users in the United States and the rest of the world at different rates. We measure ARPU because we believe that this metric helps our management and investors assess the extent to which we are monetizing our DAUq. Monetization of new users is generally at a lower rate than existing users and as such, ARPU tends to grow at a lower rate than revenue in periods of strong DAUq growth. Additionally, logged-out users typically have lower engagement and spend less time on our platform compared to users who are logged in to a registered account, and therefore, logged-in users generally contribute significantly more to ARPU than logged-out users due to the lower monetization opportunity of logged-out users. Our ARPU reflects the seasonality of our advertising revenue, with the fourth quarter typically being the strongest quarter of each year, especially in the United States, our most developed geography. United States ARPU is higher primarily due to the relative size and maturity of the U.S. digital advertising market, a dynamic we expect will continue for the foreseeable future.

Quarterly ARPU
(in dollars)

YoY Growth:	76%	32%	32%	6%	7%	15%	5%	(2)%
QoQ Growth:	(23)%	4%	14%	17%	(22)%	11%	4%	9%

YoY Growth:	82%	35%	36%	5%	5%	15%	—%	(7)%	YOY Growth:	93%	47%	42%	17%	12%	9%	16%	3%
QoQ Growth:	(22)%	3%	16%	13%	(22)%	13%	1%	5%	QoQ Growth:	(20)%	9%	1%	33%	(23)%	6%	8%	18%
During the three months ended December 31, 2023, ARPU was $3.42, a decrease of 2% compared to $3.49 for the prior year period, United States ARPU was $5.51, compared to $5.92 for the prior year period, and rest of world ARPU was $1.34, compared to $1.30 for the prior year period. The decline in global ARPU compared to the prior year period was driven primarily by higher DAUq growth, particularly in logged-out users, which have a lower monetization opportunity than our logged-in users. The increase in global ARPU compared to the prior quarter period was due primarily to an increase in impressions delivered.
Non-GAAP Financial Measures
We use certain non-GAAP financial measures to supplement our consolidated financial statements, which are presented in accordance with U.S. GAAP, to evaluate our core operating performance. These non-GAAP financial measures include Adjusted EBITDA and Free Cash Flow. We use these non-GAAP financial measures to facilitate reviews of our operational performance and as a basis for strategic planning. By excluding certain items that are non-recurring or not reflective of the performance of our normal course of business, we believe that Adjusted EBITDA and Free Cash Flow provide meaningful supplemental information regarding our performance. Accordingly, we believe these non-GAAP financial measures are useful to investors and others because they allow investors to supplement their understanding of our financial trends and evaluate our ongoing and future performance in the same manner as management. However, there are a number of limitations related to the use of non-GAAP financial measures as they reflect the exercise of judgment by our management about which expenses are excluded or included in determining these non-GAAP measures. These non-GAAP measures should be considered in addition to, not as a substitute for or in isolation from, our financial results prepared in accordance with U.S. GAAP. Other companies, including companies in our industry, may calculate these non-GAAP financial measures differently or not at all, which reduces their usefulness as comparative measures. For a discussion of our non-GAAP financial measures, see “Selected Consolidated Financial Data—Non-GAAP Financial Measures.”
Key Factors Affecting our Performance
User Growth and Engagement
The absolute number of DAUq is a critical component to our business because it influences our advertising inventory as well as our infrastructure expenses.
We believe we have the opportunity to continue to grow our DAUq in the United States and around the world. Growth in DAUq depends on our ability to attract new users and retain existing users. We aim to increase DAUq by scaling internationally, improving discovery and the user experience, elevating conversations and video, modernizing search, and providing customized content recommendations. We believe we can grow engagement and convert more WAUq into DAUq by making it easier for new and existing Redditors to discover relevant communities and content. We believe we can convert logged-out DAUq into logged-in DAUq by making the user experience, including search, simpler and more personalized to further increase engagement and retention. Growth in DAUq is also impacted by external factors such as worldwide events, cultural trends, the global economy, and actions by external parties such as changes in internet search engine algorithms and dynamics.
Monetization
We started selling advertisements on Reddit in 2006. We began more meaningfully investing in our own ad technology and foundation in 2018. We built our advertising business by focusing on top U.S.-based advertisers, and over time we have expanded our focus towards mid-sized and smaller advertisers as well as new geographies. We believe we have a significant opportunity to increase our revenues from existing customers, as well as attract more advertisers to Reddit by enabling more ways for customers to invest to grow their business on Reddit, and intend to continue to make technological investments in this area. While these factors help us drive value for our advertisers, the pricing of our advertising products is also affected by other factors, including the global economy and the highly competitive nature of our industry.
We believe we are in the early stages of monetizing our user base, and we plan to expand our monetization efforts in ways that build on the core values of our platform. We plan to drive growth in advertising revenue by focusing on initiatives to support advertising improvements, including increased use of artificial intelligence in our advertising solutions. We also intend to open additional monetization channels for Reddit by providing our users and creators with the requisite tools and incentives to drive continued creation, improvements, and commerce.
We are also in the early stages of monetizing our emerging opportunity in data licensing by allowing third parties to access, search, and analyze data on our platform. In January 2024, we entered into certain data licensing arrangements with an aggregate contract value of $203.0 million and terms ranging from two to three years. We expect a minimum of $66.4 million of revenue to be recognized during the year ending December 31, 2024 and the remaining thereafter. Reddit data constantly grows and regenerates as users come and interact with their communities and each other. We believe our growing platform data will be a key element in the training of leading large language models (“LLMs”) and serve as an additional monetization channel for Reddit.

International Expansion
We see a massive opportunity to grow, from both an advertising perspective and from a user perspective, in geographies outside of the United States and in languages beyond English. Expanding in geographies outside of the United States will require increased costs related to hiring new employees (including expanding local sales organizations, if applicable), and providing machine translated content and highly relevant push notifications to help international users find and engage regularly with locally relevant and trending content. In the long term, we expect that revenue growth will outpace growth in personnel-related expenses, resulting in increased operational efficiency. In addition, given lower ARPU in less-developed markets, we also face greater challenges in increasing our ARPU on an absolute basis outside of the United States.
Product Innovation
We continue to make investments to be a leader in contextual and interest-based advertising and to execute against our growth strategy across advertising, data licensing, and our user economy. We also expect to see an increase in our costs from the launch of platform features, new ad formats and ads technology, and user economy products, primarily as additional hosting and headcount costs; however, most of these areas of focus will not initially generate revenue. We may face user resistance to using new products and features and advertiser reluctance to adopting new ad formats. As a result, we may need to absorb the related costs without generating sufficient revenue to offset these costs until such time that we are comfortable selling advertising against these products, features, or ad formats, or until such time that we are able to generate sufficient revenue from non-advertising sources. While we aim to allocate more headcount to these initiatives and curtail hiring in other areas, we expect our gross margins and operating margins will be impacted as we continue to make these investments.
Seasonality
We experience seasonality in our business and financial results. Overall advertising spend tends to be highest in the fourth quarter of each year due in large part to end-of-year advertiser spending and lowest in the first quarter of each year. In addition, we believe our strong growth in prior periods has made it difficult to evaluate the impact of seasonality on our business, and we expect seasonality to become more pronounced in the future as our business matures.
Continuing Impacts of Macroeconomic Conditions
The continuing impact from recent macroeconomic conditions has created significant volatility, uncertainty, and economic disruption. It has adversely affected the broader economies, financial markets, and overall demand for advertising.
At the onset of the COVID-19 pandemic, we saw an increase in user growth and engagement on our platform. The post-pandemic period presented challenges such as lower user growth and declining engagement in 2022 and the first half of 2023. Our user and revenue growth rates may continue to be volatile in the near term as a result of the COVID-19 pandemic as well as other macroeconomic conditions, including inflation, rising interest rates, supply chain and labor disruptions, geopolitical risks, and other risks and uncertainties, although we are unable to predict the duration or degree of such volatility with any certainty.
Macroeconomic conditions, including impacts from the global COVID-19 pandemic, supply chain and labor disruptions, concerns related to inflation and rising interest rates, as well as geopolitical risks and other factors have resulted in uncertainty in the advertising market and have impacted brands’ and agencies’ ability and willingness to invest in advertising, which has offset some of the growth from our business initiatives. As a result, we experienced a decline in our revenue growth rate in 2022 and 2023, especially in light of our strong growth in prior periods. We expect that these macroeconomic conditions may continue to impact revenue growth in the near term, although we are unable to predict the duration or degree of such volatility with any certainty.
Since the continuing impact of these macroeconomic conditions on our results of operations and overall financial performance remains highly unpredictable, our past results may not be indicative of our future performance. Given the uncertainty, we are unable to predict the extent and duration of the impact of these conditions on our employees, users and advertisers, or our business, results of operations, and financial condition.
For more information about the factors potentially impacting our performance, see “Risk Factors” elsewhere in this prospectus.
Results of Operations
The following table summarizes our historical consolidated statements of operations data for the periods indicated:

	Year ended December 31,
	2022	2023	$ Change	% Change
	(in thousands, except percentages)
Revenue	$666,701	$804,029	$137,328	21%
Net income (loss)	(158,550)	(90,824)	67,726	(43)
Adjusted EBITDA	(108,393)	(69,275)	39,118	(36)
Components of Results of Operations
Revenue
We generate substantially all of our revenue through the sale of advertising on our mobile applications and website. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on an ad contracted on a cost per click (“CPC”) basis, views an ad contracted on a cost per thousand impressions (“CPM”) basis, views a video ad contracted on a cost per view (“CPV”) basis, or on a fixed fee basis, based upon ad delivery over the service period, which is typically less than 30 days in duration.
We also generate revenue from data licensing, Reddit Premium subscriptions, and products within our user economy. In our data licensing arrangements, we provide customers with the right to access data on our platform over the contractual period. We recognize data licensing revenue as our data partners consume and benefit from their use of the licensed data, which is generally ratably over the license period. Payments for Reddit Premium subscriptions are received upfront, are non-refundable, and are recognized ratably over the subscription period, which is generally less than one year. Products within our user economy include Reddit Gold and Collectible Avatars. Revenue from Reddit Gold and Collectible Avatars was immaterial for the periods presented.
Cost of Revenue
Cost of revenue consists primarily of payments to third parties for the cost of hosting and supporting our mobile applications and website. In addition, cost of revenue includes expenses directly associated with the delivery of our advertising and other services, including advertising measurement services and credit card and other transaction processing fees. Cost of revenue also consists of personnel-related costs, including salaries, benefits, and stock-based compensation.
Research and Development Expenses
Research and development expenses consist primarily of personnel-related costs including salaries, benefits, and stock-based compensation for engineers and other employees engaged in the research, design, and development of new and existing products. Research and development expenses also include consulting services and hosting costs associated with internal research and development activities, as well as allocated facilities and other supporting overhead costs.
Sales and Marketing Expenses
Sales and marketing expenses consist primarily of personnel-related costs including salaries, benefits, and stock-based compensation for employees engaged in sales, sales support, business and brand development, marketing, and customer service functions. Sales commissions are expensed as incurred in sales and marketing expenses as the expected period of benefit is one year or less. Sales and marketing expenses also include costs incurred for advertising, market research, branding, professional services, marketing, and promotional expenditures, as well as allocated facilities and other supporting overhead costs.
General and Administrative Expenses
General and administrative expenses consist primarily of personnel-related costs including salaries, benefits, and stock-based compensation for certain executives as well as employees engaged in finance, legal, human resources, information technology, communications, and other administrative teams. General and administrative expenses also include costs incurred for professional services, including outside legal and accounting services, cryptocurrency impairment, as well as allocated facilities and other supporting overhead costs.
Other Income (Expense), Net
Other income (expense), net, consists of interest expense, interest income, realized gains and losses on sales of marketable securities, and foreign currency transaction gains and losses.
Income Tax Expense (Benefit)
We are subject to income taxes in the United States and foreign jurisdictions. Our income tax provision represents the income tax expense or benefit associated with our operations based on the tax laws of the jurisdictions in which we operate. The foreign jurisdictions where we operate have different statutory tax rates than the United States. Additionally, certain of our foreign earnings may also be taxable in the United States. Accordingly, our effective tax rates will vary depending on the relative proportion of foreign to domestic income, use of foreign tax credits, changes in the valuation of our deferred tax assets and liabilities, and changes in tax laws.
Discussion of Results of Operations
The following table sets forth our consolidated statements of operations data for the periods indicated:

	Year ended December 31,
	2022	2023
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$666,701	$804,029
Costs and expenses(1):
Cost of revenue	104,799	111,011
Research and development	365,164	438,346
Sales and marketing	225,078	230,175
General and administrative	143,822	164,658
Total costs and expenses	838,863	944,190
Income (loss) from operations	(172,162)	(140,161)
Other income (expense), net	14,234	53,138
Income (loss) before income taxes	(157,928)	(87,023)
Income tax expense (benefit)	622	3,801
Net income (loss)	$(158,550)	$(90,824)
Adjusted EBITDA(2)	$(108,393)	$(69,275)
Net cash provided by (used in) operating activities	$(94,021)	$(75,114)
Free Cash Flow(3)	$(100,254)	$(84,838)

_________________
(1)In connection with secondary sales of our common stock, stock-based compensation expense for the year ended December 31, 2023 included $5.7 million for the amount paid in excess of the estimated fair value of the common stock as of the date of the transactions.
(2)See “Selected Consolidated Financial Data—Adjusted EBITDA” for more information and for a reconciliation of Adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.
(3)See “Selected Consolidated Financial Data—Free Cash Flow” for more information and for a reconciliation of Free Cash Flow to net cash provided by (used in) operating activities, the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP.
The following table sets forth our consolidated statements of operations data expressed as a percentage of revenue for the periods indicated:

	Year ended December 31,
	2022	2023
	(unaudited)
Consolidated Statements of Operations Data:
Revenue	100%	100%
Costs and expenses:
Cost of revenue	16	14
Research and development	55	55
Sales and marketing	34	29
General and administrative	22	20
Total costs and expenses	127	118
Income (loss) from operations	(27)	(18)
Other income (expense), net	2	7
Income (loss) before income taxes	(25)	(11)
Income tax expense (benefit)	0	0
Net income (loss)	(25)%	(11)%
Revenue

	Year ended December 31,
	2022	2023	$ Change	% Change
	(in thousands, except percentages)
Revenue	$666,701	$804,029	$137,328	21%
Revenue increased $137.3 million, or 21%, compared to the prior year. The growth in revenue was due primarily to an increase in impressions delivered as a result of strong DAUq growth, which outpaced the growth in pricing during the same period.
Cost of Revenue

	Year ended December 31,
	2022	2023	$ Change	% Change
	(in thousands, except percentages)
Cost of revenue	$104,799	$111,011	$6,212	6%

Cost of revenue increased $6.2 million, or 6%, compared to the prior year. The increase in cost of revenue was primarily attributable to higher infrastructure costs as a result of increased hosting usage to support product enhancements and user growth on our platform, partially offset by hosting cost efficiencies.
Research and Development Expenses

	Year ended December 31,
	2022	2023	$ Change	% Change
	(in thousands, except percentages)
Research and development	$365,164	$438,346	$73,182	20%
Research and development expenses increased $73.2 million, or 20%, compared to the prior year. The increase was primarily due to an increase in employee-related costs, which was driven mainly by an increase in salaries and an increase in headcount of 7%, and an increase in infrastructure costs to support our growth strategy.
Sales and Marketing Expenses

	Year ended December 31,
	2022	2023	$ Change	% Change
	(in thousands, except percentages)
Sales and marketing	$225,078	$230,175	$5,097	2%
Sales and marketing expenses increased $5.1 million, or 2%, compared to the prior year. The increase was primarily due to an increase in employee-related costs, which was driven mainly by an increase in salaries, partially offset by a decrease in marketing spend.
General and Administrative Expenses

	Year ended December 31,
	2022	2023	$ Change	% Change
	(in thousands, except percentages)
General and administrative	$143,822	$164,658	$20,836	14%
General and administrative expenses increased $20.8 million, or 14%, compared to the prior year. The increase in general and administrative expenses was primarily due to an increase in employee-related costs, which was driven mainly by an increase in salaries, and stock-based compensation expense of $5.7 million associated with secondary sales of our common stock. Headcount for employees classified under general and administrative expense remained consistent year over year.
Other Income (Expense), Net

	Year ended December 31,
	2022	2023	$ Change	% Change
	(in thousands, except percentages)
Other income (expense), net	$14,234	$53,138	$38,904	273%
Other income (expense), net for the year ended December 31, 2023 was $53.1 million compared to $14.2 million in the prior year. The increase was primarily due to higher interest earned on our cash and investments driven by higher interest rates.

Income Tax Expense (Benefit)

	Year ended December 31,
	2022	2023	$ Change	% Change
	(in thousands, except percentages)
Income tax expense (benefit)	$622	$3,801	$3,179	NM
________________
NM – Not meaningful
Income tax expense (benefit) for the year ended December 31, 2023 was $3.8 million compared to $0.6 million in the prior year. The increase in income tax expense for the year ended December 31, 2023 was primarily attributable to a partial valuation allowance release on our deferred tax assets in the prior year due to deferred tax liabilities acquired in business combinations.

Unaudited Quarterly Results of Operations Data
The following table sets forth our unaudited quarterly consolidated results of operations for each of the twelve quarterly periods ended December 31, 2023. These unaudited quarterly results of operations have been prepared on the same basis as our audited consolidated financial statements included elsewhere in this prospectus. In the opinion of management, the financial information reflects all normal recurring adjustments necessary for the fair statement of the results of operations and cash flows for these periods. This information should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this prospectus. The results of historical periods are not necessarily indicative of the results in any future period.

	Three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
	(in thousands)
Consolidated Statements of Operations Data:
Revenue	$79,003	$108,054	$121,187	$176,672	$146,182	$148,556	$171,535	$200,428	$163,740	$183,031	$207,508	$249,750
Costs and expenses:
Cost of revenue	13,587	16,164	20,049	22,765	22,362	25,841	28,182	28,414	26,863	28,836	26,395	28,917
Research and development	44,601	89,191	54,718	68,465	77,178	86,627	95,134	106,225	108,767	109,726	108,285	111,568
Sales and marketing	26,885	35,190	32,611	43,181	50,750	56,515	59,919	57,894	57,911	59,225	55,114	57,925
General and administrative	50,723	37,950	20,975	35,074	31,096	35,900	39,250	37,576	40,801	38,233	37,299	48,325
Total costs and expenses	135,796	178,495	128,353	169,485	181,386	204,883	222,485	230,109	234,342	236,020	227,093	246,735
Income (loss) from operations	(56,793)	(70,441)	(7,166)	7,187	(35,204)	(56,327)	(50,950)	(29,681)	(70,602)	(52,989)	(19,585)	3,015
Other income (expense), net	210	12	(153)	(412)	74	1,033	4,043	9,084	10,724	13,306	12,647	16,461
Income (loss) before income taxes	(56,583)	(70,429)	(7,319)	6,775	(35,130)	(55,294)	(46,907)	(20,597)	(59,878)	(39,683)	(6,938)	19,476
Income tax expense (benefit)	35	105	70	130	157	437	(1,602)	1,630	988	1,426	445	942
Net income (loss)	$(56,618)	$(70,534)	$(7,389)	$6,645	$(35,287)	$(55,731)	$(45,305)	$(22,227)	$(60,866)	$(41,109)	$(7,383)	$18,534
Adjusted EBITDA(1)	$(6,800)	$8,881	$700	$27,174	$(24,047)	$(40,397)	$(32,880)	$(11,069)	$(50,183)	$(35,368)	$(6,874)	$23,150
Net cash provided by (used in) operating activities	$(33,119)	$(59,211)	$(5,131)	$(32,726)	$4,901	$(30,063)	$(33,123)	$(35,736)	$4,075	$(54,053)	$(7,703)	$(17,433)
Free Cash Flow(2)	$(33,486)	$(59,682)	$(5,933)	$(33,385)	$3,622	$(31,220)	$(35,592)	$(37,064)	$3,719	$(54,883)	$(11,639)	$(22,035)

________________
(1)The following table presents a reconciliation of Adjusted EBITDA to net income (loss), the most comparable U.S. GAAP financial measure, for each of the periods presented:

	Three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
	(in thousands)
Reconciliation of Adjusted EBITDA:
Net income (loss)	$(56,618)	$(70,534)	$(7,389)	$6,645	$(35,287)	$(55,731)	$(45,305)	$(22,227)	$(60,866)	$(41,109)	$(7,383)	$18,534
Add (deduct)
Interest (income) expense, net	(314)	(148)	(115)	222	(359)	(1,964)	(4,954)	(8,404)	(10,612)	(13,061)	(14,292)	(15,316)
Income tax expense (benefit)	35	105	70	130	157	437	(1,602)	1,630	988	1,426	445	942
Depreciation and amortization(a)	631	644	697	841	859	995	2,773	3,373	3,338	3,321	3,288	3,755
Stock-based compensation expense and related taxes(b)	49,361	78,679	7,170	19,146	10,298	14,935	15,297	15,238	13,167	10,116	9,423	16,380
Restructuring costs(c)	—	—	—	—	—	—	—	—	3,916	4,182	—	—
Other (income) expense, net	105	135	267	190	285	931	911	(679)	(114)	(243)	1,645	(1,145)
Adjusted EBITDA	$(6,800)	$8,881	$700	$27,174	$(24,047)	$(40,397)	$(32,880)	$(11,069)	$(50,183)	$(35,368)	$(6,874)	$23,150
________________
(a)Depreciation and amortization included in above line items:

	Three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
	(in thousands)
Cost of revenue	$143	$143	$143	$143	$143	$143	$352	$76	$76	$76	$—	$—
Research and development	241	255	289	365	380	420	1,928	1,959	1,924	1,925	1,946	2,206
Sales and marketing	143	146	158	203	197	220	289	1,062	1,053	1,045	1,059	1,183
General and administrative	104	100	107	130	139	212	204	276	285	275	283	366
Depreciation and amortization	$631	$644	$697	$841	$859	$995	$2,773	$3,373	$3,338	$3,321	$3,288	$3,755
________________
(b)Stock-based compensation expense and related taxes included in above line items:

	Three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
	(in thousands)
Cost of revenue	$11	$14	$29	$9	$29	$28	$35	$41	$38	$25	$19	$19
Research and development	10,552	47,523	4,297	5,643	6,609	9,750	9,758	9,800	8,001	5,702	5,164	5,467
Sales and marketing	3,622	7,749	1,442	2,155	1,604	2,024	2,063	1,987	1,813	1,389	1,253	1,223
General and administrative	35,176	23,393	1,402	11,339	2,056	3,133	3,441	3,410	3,315	3,000	2,987	9,671
Stock-based compensation expense and related taxes	$49,361	$78,679	$7,170	$19,146	$10,298	$14,935	$15,297	$15,238	$13,167	$10,116	$9,423	$16,380
In connection with a tender offer and secondary sales of our common stock, stock-based compensation expense included $42.6 million, $69.0 million, $11.2 million, and $5.7 million for the three months ended March 31, 2021, June 30, 2021, December 31, 2021, and December 31, 2023, respectively, for the amount paid in excess of the estimated fair value of common stock as of the date of the transactions.

(c)During the three months ended March 31, 2023 and June 30, 2023, we incurred restructuring costs of $3.9 million and $4.2 million, respectively, primarily composed of severance and benefits expense, in connection with reductions in our workforce. These charges are non-recurring and are not reflective of underlying trends in our business.
(2)The following table presents a reconciliation of Free Cash Flow to net cash provided by (used in) operating activities, the most comparable U.S. GAAP financial measure, for each of the periods presented:

	Three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
	(in thousands)
Reconciliation of Free Cash Flow:
Net cash provided by (used in) operating activities	$(33,119)	$(59,211)	$(5,131)	$(32,726)	$4,901	$(30,063)	$(33,123)	$(35,736)	$4,075	$(54,053)	$(7,703)	$(17,433)
Less:
Purchases of property and equipment	(367)	(471)	(802)	(659)	(1,279)	(1,157)	(2,469)	(1,328)	(356)	(830)	(3,936)	(4,602)
Free Cash Flow	$(33,486)	$(59,682)	$(5,933)	$(33,385)	$3,622	$(31,220)	$(35,592)	$(37,064)	$3,719	$(54,883)	$(11,639)	$(22,035)
Free Cash Flow included tender offer payments that were deemed compensation of $42.6 million and $58.5 million for the three months ended March 31, 2021 and June 30, 2021, respectively.
The following table sets forth the components of our unaudited consolidated statements of operations data for each of the periods presented as a percentage of revenue:

	Three months ended
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
Consolidated Statements of Operations Data:
Revenue	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%	100%
Costs and expenses:
Cost of revenue	17	15	17	13	15	17	16	14	16	16	13	12
Research and development	56	83	45	39	53	58	55	53	66	60	52	45
Sales and marketing	34	33	27	24	35	38	35	29	35	32	27	23
General and administrative	65	34	17	20	21	25	23	19	25	21	18	19
Total costs and expenses	172	165	106	96	124	138	129	115	142	129	110	99
Income (loss) from operations	(72)	(65)	(6)	4	(24)	(38)	(29)	(15)	(42)	(29)	(10)	1
Other income (expense), net	0	0	0	0	0	1	2	5	7	7	6	7
Income (loss) before income taxes	(72)	(65)	(6)	4	(24)	(37)	(27)	(10)	(35)	(22)	(4)	8
Income tax expense (benefit)	0	0	0	0	0	0	(1)	1	1	1	0	0
Net income (loss)	(72)%	(65)%	(6)%	4%	(24)%	(37)%	(26)%	(11)%	(36)%	(23)%	(4)%	8%

Quarterly Trends
Revenue
Advertising spend is traditionally highest in the fourth quarter of each calendar year and lowest in the first quarter of each calendar year. For example, revenue was lower in the three months ended March 31, 2023 compared to the three months ended December 31, 2022. Aside from the decrease due to seasonality, revenue increased sequentially for all periods presented due to increases in impressions delivered, pricing, and user growth. Macroeconomic conditions, including supply chain and labor disruptions, concerns related to inflation as well as geopolitical risks, and other factors have resulted in uncertainty in the advertising market in recent periods, which has offset some of the growth from our business initiatives. As a result, we experienced a decline in our revenue growth rate in 2022 and 2023, especially in light of our strong growth in prior periods. We expect that these macroeconomic conditions will continue to impact revenue growth in the near term.
Cost of Revenue and Operating Expenses
Cost of revenue generally increased during each quarter presented, primarily driven by increases in infrastructure costs as a result of increased hosting usage. During the periods presented, some of the drivers for increased hosting usage included product enhancements, user growth, growth in advertising, and changes in the mix of content being delivered to our users. Cost of revenue as a percentage of revenue decreased starting in the three months ended September 30, 2023 as a result of hosting cost efficiencies, partially offset by increases to hosting costs due to user growth.
Operating expenses generally increased during each quarter presented primarily due to increases in headcount. Operating expenses were a higher percentage of revenue during the three months ended March 31, 2021 and June 30, 2021 due to stock-based compensation expense from a tender offer and secondary sales of our common stock that increased all operating expense line items.
Total cost and expenses growth slowed starting in the three months ended March 31, 2023 as a result of operating efficiencies put into place throughout 2023. We are focused on continuing to improve our operating leverage over the long term.
Liquidity and Capital Resources
We have historically financed our operations primarily through net proceeds from the sale of convertible preferred stock and payments received from our customers. Our primary uses of cash are personnel-related costs, the cost of hosting our mobile applications and website, and facility-related costs.
As of December 31, 2023, we had $1.2 billion in cash, cash equivalents, and marketable securities. Our cash and cash equivalents consist of cash in bank accounts, money market accounts, and other highly liquid investments with original maturities of 90 days or less from the date of purchase. Marketable securities consist of U.S. and non-U.S. government securities, investment-grade corporate and government agency securities, certificates of deposit, and commercial paper. As of December 31, 2023, approximately 1% of our cash, cash equivalents, and marketable securities was held outside of the United States.
On October 8, 2021, we entered into a five-year, $750.0 million, revolving loan and standby letter of credit facility agreement (“Revolving Credit Facility”) of which $100.0 million can be issued as letters of credit. As of December 31, 2023, we have issued two letters of credit, one of which is denominated in a foreign currency, for an aggregate of $4.9 million, which reduces the letter of credit borrowings available under the Revolving Credit Facility to $95.1 million. The available Revolving Credit Facility balance as of December 31, 2023 was $745.1 million.
On May 23, 2023, we amended the terms of the Revolving Credit Facility to replace LIBOR with Term SOFR as the interest rate benchmark. Under the amended terms of the Revolving Credit Facility, borrowings can be either ABR Loans, Term Benchmark Loans, or SONIA Loans. Outstanding ABR Loans bear interest at a rate equal to the greatest of (A) the Prime Rate, (B) the NYFRB Rate plus 0.5%, (C) the Adjusted Term SOFR Rate plus 1.0%, or (D) 1.0% (each as defined in the amended Revolving Credit Facility), in each case plus 0.25%. Outstanding Term Benchmark Loans bear interest at the Adjusted Term SOFR Rate, the Adjusted EURIBOR Rate, the Adjusted AUD Rate, or the Adjusted CDOR Rate (each as defined in the amended Revolving Credit Facility), as applicable, in each case, plus 1.25%. Outstanding SONIA Loans bear interest at a rate equal to the Adjusted Daily Simple SONIA (as such term is defined in the amended Revolving Credit Facility) plus 1.25%. We are required to pay a quarterly commitment fee that accrues at 0.15% per annum on the unused portion of the aggregate commitments under the credit facility.
The Revolving Credit Facility contains customary conditions on our borrowing, including events of default and covenants. Covenants include restrictions on our and certain of our subsidiaries’ ability to incur indebtedness, grant liens, make distributions to holders of our preferred and common stock, make investments, or engage in transactions with our affiliates, and require us to maintain a minimum liquidity. The obligations under the Revolving Credit Facility are secured by liens on substantially all of our assets, including intellectual property assets. We were in compliance with all covenants as of December 31, 2023.
On March 10, 2023, Silicon Valley Bank (“SVB”) was closed and the Federal Deposit Insurance Corporation (“FDIC”) was named as receiver. While SVB was one of our primary banks at the time of its closure, we were able to transfer substantially all of our cash, cash equivalents, and investments to other financial institutions. We have regained access to all cash, cash equivalents, and investments that had been in SVB accounts, and did not experience losses or material disruptions to our operations due to SVB’s closure. There were also no changes to our Revolving Credit Facility as a result of the closure.
We believe our existing cash, cash equivalents, and marketable securities and amounts available under our Revolving Credit Facility will be sufficient to meet our working capital and capital expenditure needs for at least the next 12 months, though we may require additional capital resources in the future. Our future capital requirements will depend on many factors including our growth rate, headcount, sales and marketing activities, research and development activities, the introduction of new features and products, acquisitions, and continued user engagement.
The following table summarizes our cash flows for the periods presented:

	Year ended December 31,
	2022	2023
	(in thousands)
Net cash provided by (used in) operating activities	$(94,021)	$(75,114)
Net cash provided by (used in) investing activities	(804,183)	41,291
Net cash provided by (used in) financing activities	(3,784)	(811)
Net increase (decrease) in cash, cash equivalents, and restricted cash	$(901,988)	$(34,634)
Free Cash Flow	$(100,254)	$(84,838)
Operating Activities
Net cash used in operating activities was $(75.1) million in the year ended December 31, 2023, resulting primarily from net loss of $(90.8) million and an increase in accounts receivable of $53.3 million related to an increase in advertising revenue. These increases were partially offset by adjustments for non-cash items, primarily related to stock-based compensation expense of $47.6 million, and an increase in accounts payable and accrued expenses and other current liabilities of $25.2 million due to timing of payments. Net cash used in operating activities was $(94.0) million in the year ended December 31, 2022, resulting primarily from net loss of $(158.6) million and an increase in accounts receivable of $30.2 million related to an increase in advertising revenue. These increases were partially offset by adjustments for non-cash items, primarily related to stock-based compensation expense of $55.3 million, and an increase in accrued expenses and other current liabilities of $21.5 million due to timing of payments.
Investing Activities
Net cash provided by investing activities was $41.3 million in the year ended December 31, 2023, primarily due to the maturities and proceeds from the sale of marketable securities of $1.3 billion, partially offset by additional purchases of marketable securities. Net cash used in investing activities was $(804.2) million in the year ended December 31, 2022, primarily due to purchases of marketable securities of $1.4 billion, partially offset by the maturities and proceeds from the sale of marketable securities of $674.9 million.
Financing Activities
Net cash used in financing activities was $(0.8) million in the year ended December 31, 2023 and consisted primarily of cash payments of $4.3 million for taxes related to net share settlement of restricted stock units and other financing activities of $4.9 million, partially offset by proceeds from exercises of employee stock options of $8.4 million. Net cash used in financing activities was $(3.8) million in the year ended December 31, 2022 and consisted primarily of cash payments for deferred offering costs of $9.8 million, offset by proceeds from exercises of employee stock options of $7.0 million.
Free Cash Flow
Free Cash Flow was $(100.3) million and $(84.8) million for the years ended December 31, 2022 and 2023, respectively, and was composed of net cash provided by (used in) operating activities, resulting primarily from net loss, adjusted for non-cash items and changes in working capital. Free Cash Flow also included purchases of property and equipment of $6.2 million and $9.7 million for the years ended December 31, 2022 and 2023, respectively. For the year ended December 31, 2023, the increase in Free Cash Flow as compared to the prior year was driven primarily by the decrease in cash used in operating activities.
Off-Balance Sheet Arrangements
We did not have during the periods presented, and we do not currently have, any off-balance sheet financing arrangements or any relationships with unconsolidated entities or financial partnerships, including entities sometimes referred to as structured finance or special purpose entities, that were established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Contractual Obligations and Commitments
The following table summarizes our contractual obligations and commitments as of December 31, 2023:

	Total	Less than 1 Year	1–3 Years	3–5 Years	5+ Years
	(in thousands)
Operating leases	$30,455	$5,304	$12,150	$11,747	$1,254
Purchase commitments	338,224	106,003	232,221	—	—
Total	$368,679	$111,307	$244,371	$11,747	$1,254
Under the terms of certain of our purchase commitments, we are contractually obligated to purchase specified minimums over the contract term. If we do not meet the specified minimums, we will have an obligation to pay the service provider any shortfall. Obligations and commitments presented above are before consideration of any credits that may be earned during the term.
See Note 7—Operating Leases and Note 11—Commitments and Contingencies of the notes to our consolidated financial statements included elsewhere in this prospectus for additional discussion on our operating leases and purchase commitments.
Critical Accounting Policies and Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP. Preparing these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, expenses, and related disclosures. We evaluate our estimates and assumptions on an ongoing basis. Our estimates are based on historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our actual results could differ significantly from these estimates. To the extent that there are differences between our estimates and actual results, our future financial statement presentation, results of operations, financial condition, and cash flows will be affected.
The critical accounting estimates, assumptions, and judgments that we believe to have the most significant impact on our consolidated financial statements are described below. Refer to Note 2—Basis of Presentation and Significant Accounting Policies of the notes to our consolidated financial statements included elsewhere in this prospectus for further information on our other significant accounting policies.
Revenue Recognition
We generate substantially all of our revenue through the sale of advertising on our mobile applications and website. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on an ad contracted on a cost per click (“CPC”) basis, views an ad contracted on a cost per thousand impressions (“CPM”) basis, views a video ad contracted on a cost per view (“CPV”) basis, or on a fixed fee basis, based upon ad delivery over the service period, which is typically less than 30 days in duration. Generally, we recognize advertising revenue on a gross basis since we control the advertising units before being transferred to our users. In arrangements where another party is involved in providing specified services to a customer, we evaluate whether we are the principal or agent. In this evaluation, we consider if we obtain control of the specified goods or services before they are transferred to the customer. For advertising revenue arrangements where we are not the principal, we recognize revenue on a net basis. For the periods presented, revenue for arrangements where we are the agent was not material.
The transaction price in advertising arrangements is generally calculated as the number of advertising units delivered multiplied by the contractually agreed upon CPC, CPM, or CPV, or on a fixed fee basis and revenue is recognized based on the number of clicks, impressions, or views, or ratable over the service period, respectively. Payments for advertising arrangements are due based on the contractually stated payment terms, usually within 30 to 60 days. Sales and other similar taxes are excluded from revenue.
In our data licensing arrangements, we provide customers with the right to access data on our platform over the contractual period. The transaction price in data licensing arrangements is generally a fixed fee or usage-based fee. We recognize data licensing revenue as our data partners consume and benefit from their use of the licensed data, which is generally ratably over the license period. Payments for data licensing revenue arrangements are due based on the contractually stated payment terms, usually within 30 days.
Stock-Based Compensation
We have granted stock-based awards consisting of restricted stock units (“RSUs”), restricted stock awards (“RSAs”), and stock options, to employees, members of our board of directors, and non-employee advisors. The substantial majority of our stock-based awards have been made to employees.
We account for stock-based employee compensation under the fair value recognition and measurement provisions, in accordance with applicable accounting standards, which requires equity-classified stock-based awards to be measured based on the grant date fair value. We have elected to account for forfeitures of awards as they occur, with previously recognized stock-based compensation reversed in the period that the awards are forfeited.
2023 CEO/COO Equity Awards
In 2020, 2022, and 2023, we granted our Chief Executive Officer and Chief Operating Officer RSUs with a liquidity-based performance condition combined with other performance-based or market-based vesting conditions. As the performance conditions of these awards are not probable, no shares have vested and no expense has been recorded as of December 31, 2023. In December 2023, certain of these awards were canceled and we concurrently granted the 2023 CEO/COO equity awards. The remaining awards are discussed in the Performance-based and Market-based RSUs section below.
As part of the 2023 CEO/COO equity awards, we granted our Chief Executive Officer 2,990,511 RSUs covering 1,495,255 shares of our Class A common stock and 1,495,256 shares of our Class B common stock, and our Chief Operating Officer 1,462,028 RSUs covering shares of our Class A common stock (collectively, the “CEO/COO RSUs”). The CEO/COO RSUs have both service-based and performance-based vesting conditions. The service-based vesting condition for 50% of these awards was satisfied on the grant date. The service-based vesting condition of the remaining awards is satisfied by rendering continuous service for five years, during which time the grants will vest quarterly. The performance-based vesting condition is satisfied upon the sale of our common stock upon the consummation of a firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act or a sale event, which constitutes a change in the ownership or effective control of Reddit or in the ownership of a substantial portion of the assets of Reddit (each, a “Liquidity Event”).
Additionally, we granted our Chief Executive Officer stock options to purchase 4,485,766 shares of our Class A common stock, and 1,495,256 shares of our Class B common stock, and our Chief Operating Officer stock options to purchase 2,924,056 shares of our Class A common stock (collectively, the “CEO/COO Options”) as part of the 2023 CEO/COO equity awards. The per share exercise price for 4,452,539 shares underlying the CEO/COO Options is $25.29, and for the remaining 4,452,539 shares underlying the CEO/COO Options, the per share exercise price is $45.00, $60.00, and $90.00 for each one-third of the remaining shares underlying such CEO/COO Options. The CEO/COO Options vest quarterly over five years and have a contractual term of ten years. See the Stock Options section below for additional discussion regarding these awards.
We accounted for the cancellation and concurrent issuance as a modification. The CEO/COO RSU awards were accounted for as an improbable-to-improbable modification, as both the original and modified awards are subject to a Liquidity Event, which had not occurred as of the modification date. Following a Liquidity Event, we will recognize stock-based compensation expense for these awards based on the fair value on the modification date using the accelerated attribution method over the requisite service period. The CEO/COO Options were accounted for as an improbable-to-probable modification as the CEO/COO Options are not subject to a Liquidity Event and are therefore probable of vesting. The incremental fair value of the CEO/COO Options will be recognized straight-line over the requisite service period. The compensation cost recognized for these awards was immaterial for the year ended December 31, 2023.
Service-based RSUs
Substantially all of our outstanding RSUs contain both a service-based vesting condition and a performance-based vesting condition (“Double Trigger RSUs”). As of December 31, 2023, there were 22,955,194 and 1,495,256 Double Trigger RSUs outstanding covering shares of our Class A and Class B common stock, respectively. The service-based vesting condition for these awards is generally satisfied by rendering continuous service, generally for three to four years, during which time the grants will vest either quarterly or with a cliff vesting period of one year and continued vesting quarterly thereafter. The performance-based vesting condition is satisfied upon the sale of our Class A common stock in a public offering or sale event. Because no qualifying event has occurred, we have not recognized any stock-based compensation expense for the RSUs with both a service-based and performance-based vesting condition.
The total unrecognized stock-based compensation expense related to Double Trigger RSUs was $740.3 million as of December 31, 2023. Of this amount, $472.3 million relates to awards for which the service-based vesting condition has been satisfied, while $268.0 million relates to awards for which the service-based vesting condition had not yet been satisfied as of December 31, 2023. In the three months ending                , 2024, we will record a cumulative one-time stock-based compensation expense determined using the grant date fair values of the RSUs, for which the service-based vesting condition was satisfied as of                , 2024 and for which the liquidity-based vesting condition will be satisfied in connection with this offering. Subsequently, we will record stock-based compensation expense related to these awards using the accelerated attribution method over the remaining requisite service period.
We also grant RSUs with a service-based vesting condition only (“Single Trigger RSUs”). As of December 31, 2023, there were 1,783,275 Single Trigger RSUs outstanding covering shares of our Class A common stock, made up of 827,668 vested RSUs that have not been settled and 955,607 unvested RSUs. The service-based vesting condition for these awards is generally satisfied by rendering continuous service, generally for one to three years, during which time the grants will vest either with a cliff vesting period of one year and continued vesting quarterly thereafter or quarterly from the vesting commencement date. As a result, we recorded stock-based compensation expense related to these awards on a straight-line basis over the requisite service period.

Total unrecognized stock-based compensation expense related to Single Trigger RSUs was $41.3 million as of December 31, 2023, and is expected to be recognized over a weighted-average period of 2.29 years. As of                   , 2024,                  of these RSUs were outstanding.
After the closing of this offering, based on RSU awards outstanding as of                  , 2024, we expect that approximately                  and                   RSUs will vest on each of                    20, 2024 and                    20, 2024, respectively.
Stock Options
Stock options generally vest over a service period of four years. Stock-based compensation expense for stock options granted to employees is recognized on a straight-line basis over the requisite service period, based on the grant date fair value, calculated under the Black-Scholes option pricing model.
Stock option holders have the right to exercise unvested options, which are subject to our repurchase rights at the original exercise price in the event of a voluntary or involuntary termination of employment of the holder prior to vesting. Shares issued for early exercised options are included in issued and outstanding shares as they are legally issued and outstanding but are not deemed outstanding for accounting purposes until the shares vest.
The Black-Scholes model includes subjective assumptions, including the fair value of our common stock, expected term of the option, expected volatility of the stock price, risk-free interest rate, and expected dividend rate. These assumptions involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.
The assumptions under the Black-Scholes model are estimated as follows:
Fair Value of Common Stock—See “—Common Stock Valuations” below.
Expected Term—The expected term of options represents the period that our stock-based awards are expected to be outstanding and is calculated using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.
Volatility—We determine the price volatility factor based on the historical and implied volatilities of our peer group as we do not have a sufficient trading history for our common stock. When considering which companies to include in our comparable industry peer companies, we focused on publicly traded companies with businesses similar to ours.
Risk Free Interest Rates—These rates are based on the implied yield currently available on U.S. Treasury notes with terms approximately equal to the expected life of the option.
Expected Dividend Yield—We have not and do not expect to pay cash dividends on our common stock.
The following weighted-average assumptions were used to determine the fair value of employee stock options granted during the year ended December 31, 2023:

Expected term (in years)	6.31
Expected volatility	60.66%
Risk-free interest rate	3.83%
Expected dividend yield	0%
The weighted-average fair value of employee stock options granted during the year ended December 31, 2023 was $15.67 per share. As of December 31, 2023, total unrecognized compensation expense of $147.4 million related to unvested stock options is expected to be recognized on a straight-line basis over a weighted-average period of 4.77 years.
Service-based RSAs
We grant, in certain circumstances, RSAs with a service-based vesting condition, covering shares of our Class A common stock. The service-based vesting condition for these awards is generally satisfied by rendering continuous service, generally for three years, during which time the grants will vest with a cliff vesting period of one year and continued vesting quarterly thereafter. As a result, we record stock-based compensation expense related to these awards on a straight-line basis over the requisite service period.
Total unrecognized stock-based compensation expense related to RSAs was $3.1 million as of December 31, 2023 and is expected to be recognized over a weighted-average period of 1.45 years.
Performance-based and Market-based RSUs
Certain executives have RSU grant agreements with a liquidity-based performance condition combined with other performance-based or market-based vesting conditions (“PRSUs”). The awards are dependent upon continuous service. In general, the performance conditions are satisfied upon achieving certain metrics, including active user count and revenue targets, depending on the terms of the grant. The market condition is contingent on our aggregate market capitalization attaining $5.0 billion and $25.0 billion, based on the trailing average closing trading price of our Class A common stock for specified measurement periods following this offering. Once the Liquidity Event occurs, stock-based compensation expense will be recognized over the derived service period, regardless of whether, and the extent to which, the market condition is ultimately satisfied. The fair value of performance stock units with both a performance-based and market-based vesting condition is determined on the grant date using a Monte Carlo simulation model with the following weighted-average assumptions:

Expected time to Liquidity Event (in years)	3.35
Risk-free interest rate	0.20%
Expected volatility	60%
Expected dividend yield	0%
PRSUs granted during the year ended December 31, 2023 were not material to our consolidated financial statements.
As of December 31, 2023, there were 1,393,446 PRSUs outstanding of which 120,000 relate to Class A common stock and 1,273,446 relate to Class B common stock. If the Liquidity Event had occurred on December 31, 2023, we would have recognized stock-based compensation expense of $21.3 million, and the remaining unrecognized stock-based compensation expense of $0.5 million would be recognized over a weighted-average remaining derived service period of 2.18 years.
Common Stock Valuations
The fair value of the Class A common stock underlying our stock-based awards is determined by our board of directors, with input from management and reviews of third-party valuations of our common stock determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.
Our board of directors exercised reasonable judgment and considered numerous subjective factors to determine the best estimate of the fair value of our common stock, including the following:
•the prices of recent issuances of convertible preferred stock by us to investors in arm’s-length transactions;
•the rights, preferences, and privileges of our convertible preferred stock relative to our common stock;
•third-party valuations of our common stock completed as of October 18, 2017, October 16, 2018, February 21, 2019, May 17, 2019, May 31, 2020, February 8, 2021, April 9, 2021, September 16, 2021, December 13, 2021, February 16, 2022, March 24, 2022, April 13, 2022, June 30, 2022, August 4, 2022, November 3, 2022, February 9, 2023, May 4, 2023, August 3, 2023, and December 30, 2023;
•the prices paid for common stock in tender offers and secondary market transactions;
•our performance and market position relative to our competitors or similar publicly traded companies;

•the likelihood and timing of achieving a liquidity event, such as an initial public offering or sale of our company, given internal company and prevailing market conditions;
•our developments and milestones;
•the lack of marketability of our common stock; and
•U.S. and global capital market conditions.
In valuing our common stock, our board of directors determined the equity value of our business using various valuation methods including combinations of income and market approaches with input from management.
During the years ended December 31, 2021, 2022, and 2023, key assumptions and estimates underlying our third-party valuation reports changed due to the tender offer and secondary market transactions and changes in estimates related to our expectations for the likelihood of a liquidity event. For each valuation, the equity value determined by the income and market approaches was then allocated to the common stock using either the option pricing method (“OPM”), or the probability-weighted expected return method (“PWERM”). The OPM is an allocation method that considers the current value of equity and then allocates that equity to the various equity interests considering their rights and preferences. The PWERM is a scenario-based analysis that estimates value per share based on the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes considered by a company, as well as the economic and control rights of each share class. Our valuations prior to September 16, 2021 were allocated utilizing the OPM approach. Beginning on September 16, 2021, our valuations were allocated utilizing the PWERM approach.
In addition, we considered secondary transactions involving our common stock if a secondary transaction occurred in the twelve months prior to the valuation date. In our evaluation of those transactions, we considered the facts and circumstances of each transaction and assigned appropriate weighting in the valuation of our common stock. Factors considered included the number of buyers and sellers, timing relative to the valuation date, and whether the transactions involved investors with access to our financial information.
Application of these valuation approaches involves the use of estimates, judgment, and assumptions that are highly complex and subjective, such as those regarding our expected future revenue, expenses, future cash flows, discount rates, market multiples, the selection of comparable companies, and the probability of possible future events. Changes in any or all of these estimates and assumptions or the relationships between those assumptions impact our valuations and may have a material impact on the valuation of our common stock.
The fair value of our common stock as of February 8, 2021 and April 9, 2021 was determined using an OPM, which considered the Series E convertible stock offering price of $42.47 per share to determine the enterprise value using the backsolve method. The following table sets forth the key assumptions and judgments reflected in the third-party valuations of our common stock completed as of February 8, 2021 and April 9, 2021:

	February 8, 2021	April 9, 2021
Valuation methodology	Backsolve Method (OPM)	Backsolve Method (OPM)
Marketable value per share(1)	$19.35	$20.44
Discount for lack of marketability	25.0%	25.0%
Weighting on discounted value per share	80.0%	80.0%
Secondary sale marketable value per share(2)	$42.47	$42.47
Secondary sale weighting	20.0%	20.0%
Concluded fair value per common share	$20.10	$20.76
_______________
(1)The Series E convertible preferred stock has economic rights and preferences over our common stock, including specific liquidation preferences and anti-dilution factors, which resulted in the premium in value of Series E convertible preferred stock over the marketable value of our common stock.
(2)The secondary sale marketable value per share represents the tender offer purchase price of $42.47 per share. As the tender offer involved our common stock, we considered it reasonable and prudent to include the transaction in the determination of the fair value of our common stock.

We determined the equity value of our business as of September 16, 2021, December 13, 2021, February 16, 2022, March 24, 2022, April 13, 2022, June 30, 2022, August 4, 2022, November 3, 2022, February 9, 2023, May 4, 2023, August 3, 2023, and December 30, 2023 utilizing a PWERM approach, which assigns probabilities to different exit scenarios in the valuation. The PWERM was determined to be an appropriate valuation methodology because of our expectations of a liquidity event, as our executive management began to prepare for our initial public offering, including commencing readiness efforts, presenting our roadmap to the board of directors, and initiating discussions with underwriters.
The following table set forth the key assumptions and judgments reflected in the third-party valuations of our common stock completed as of September 16, 2021, December 13, 2021, February 16, 2022, March 24, 2022, April 13, 2022, June 30, 2022, August 4, 2022, November 3, 2022, February 9, 2023, May 4, 2023, August 3, 2023, and December 30, 2023:

	September 16, 2021	December 13, 2021	February 16, 2022	March 24, 2022	April 13, 2022	June 30, 2022	August 4, 2022	November 3, 2022	February 9, 2023	May 4, 2023	August 3, 2023	December 30, 2023
Valuation methodology	PWERM	PWERM	PWERM	PWERM	PWERM	PWERM	PWERM	PWERM	PWERM	PWERM	PWERM	PWERM
IPO scenario:
Scenario probability weighting(1)	50.0%	60.0%	75.0%	80.0%	80.0%	75.0%	75.0%	65.0%	65.0%	65.0%	65.0%	70.0%
Marketable value per share (PWERM)(2)	$61.80	$63.12	$52.68	$52.36	$53.26	$41.01	$41.31	$33.95	$33.68	$33.32	$34.51	$35.92
Discount for lack of marketability(3)	13.5%	10.0%	10.0%	8.0%	6.0%	16.0%	15.0%	18.0%	19.0%	15.5%	12.5%	6.0%
Remain private scenario:
Scenario probability weighting(1)	50.0%	40.0%	25.0%	20.0%	20.0%	25.0%	25.0%	35.0%	35.0%	35.0%	35.0%	30.0%
Marketable value per share (OPM)(4)	$27.89	$31.09	$27.28	$27.31	$27.94	$24.59	$26.31	$19.91	$21.74	$19.58	$20.37	$21.81
Discount for lack of marketability(3)	30.0%	27.5%	30.0%	29.0%	26.5%	25.0%	24.0%	25.5%	25.5%	23.5%	20.5%	14.0%
PWERM Discounted Value:
Probability weighted discounted value	$36.49	$43.10	$40.33	$42.42	$44.16	$30.45	$31.33	$23.29	$23.40	$23.54	$25.29	$29.27
Probability weighted discounted value weighting	75.0%	75.0%	75.0%	75.0%	75.0%	75.0%	75.0%	75.0%	100.0%	100.0%	100.0%	75.0%
Secondary Sales:
Secondary sale marketable value per share(5)	$42.86	$69.07	$57.31	$57.76	$58.06	$47.22	$46.84	$39.71	$—	$—	$—	$29.25

Secondary sale weighting(6)	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	25.0%	—%	—%	—%	25.0%
Concluded fair value per common share	$38.08	$49.59	$44.57	$46.26	$47.63	$34.64	$35.21	$27.39	$23.40	$23.54	$25.29	$29.27
_______________
(1)We increased our weighting of the IPO scenario from 50% as of September 16, 2021 to 60% as of December 13, 2021 as a result of changes in our expectations of a liquidity event. As of December 13, 2021, we engaged underwriters and legal counsel, and were planning to submit a draft Registration Statement on Form S-1 to the SEC in December 2021. We increased our weighting of the IPO scenario to 75% and 80% as of February 16, 2022 and March 24, 2022, respectively, as a result of progression in the offering, including the submission of amendments to our draft registration statement. We decreased our weighting of the IPO scenario to 75% as of June 30, 2022 and to 65% as of November 3, 2022 as a result of delays in the expected timing of our initial public offering. The weighting of the IPO scenario remained flat at 65% from November 3, 2022 to August 3, 2023 as there were no changes in the expected timing of our initial public offering. We increased our weighting of the IPO scenario to 70% as of December 30, 2023 as a result a decrease in expected time to a liquidity event and therefore an increase in the probability of a liquidity event at that date.
(2)The decreases in marketable value per share in the IPO scenario from $63.12 on December 13, 2021 to $52.68 on February 16, 2022, from $53.26 on April 13, 2022 to $41.01 on June 30, 2022, and from $41.31 on August 4, 2022 to $33.95 on November 3, 2022, were largely driven by the market volatility and global geopolitical instability during the year ended December 31, 2022 and resulted in a decrease in our guideline company exit multiples under the market approach. The marketable value per share in the IPO scenario remained relatively flat from $33.95 on November 3, 2022 to $33.68 on February 9, 2023, $33.32 on May 4, 2023, and $34.51 on August 3, 2023, as there were no changes in the expected timing of our initial public offering. The marketable value per share in the IPO scenario increased slightly from $34.51 on August 3, 2023 to $35.92 on December 30, 2023 as a result of a decrease in the expected time to a liquidity event.
(3)We decreased our discount for lack of marketability to 10% and 27.5% as of December 13, 2021 for the IPO and remain private scenario, respectively, due to the corresponding increase in the probability of a liquidity event. We further decreased our discount for lack of marketability from December 13, 2021 through April 13, 2022 for the IPO and remain private scenario due to the corresponding increase in the probability of a liquidity event. We increased our discount for lack of marketability from April 13, 2022 to February 9, 2023 as a result of delays in the expected timing of our initial public offering. We then decreased our discount for lack of marketability to 15.5% and 23.5% as of May 4, 2023, and to 12.5% and 20.5% as of August 3, 2023, and to 6% and 14% as of December 30, 2023 for the IPO and remain private scenario, respectively, due to a decrease in time to a liquidity event and therefore an increase in the probability of a liquidity event at each of those dates.
(4)The remain private marketable value per share as of September 16, 2021 was determined using an OPM, which considered the Series F and Series F-1 convertible stock offering price of $61.79 per share to determine the enterprise value using the backsolve method. The Series F and Series F-1 convertible preferred stock has economic rights and preferences over our common stock, including specific liquidation preferences and anti-dilution factors, which resulted in the premium in value of the Series F and Series F-1 convertible preferred stock over the marketable value of our common stock.
(5)The secondary sale marketable value per share for the September 16, 2021 valuation represents the weighted-average sales price of the tender offer and June 2021 secondary sales. The secondary sale marketable value per share for the December 13, 2021 valuation represents the weighted-average sales price of the November and December 2021 secondary sales. The secondary sale marketable value per share for the February 16, 2022, March 24, 2022, and April 13, 2022 valuations reflect a discount to the weighted-average secondary price per share of the November and December 2021 secondary sales. This discount is commensurate with the fluctuations in the marketable value per share in the IPO scenario. The overall decrease from December 13, 2021 was largely driven by the market volatility and global geopolitical instability during the year ended December 31, 2022. The secondary sale marketable value per share for the December 30, 2023 valuation represents the weighted-average sales price of the October and December 2023 secondary sales.
(6)The secondary sale weighting was zero as of February 9, 2023, May 4, 2023, and August 3, 2023 as there were no secondary sales transaction in the twelve months preceding each of those dates.

Recent Accounting Pronouncements
See Note 2—Basis of Presentation and Significant Accounting Policies of the notes to our consolidated financial statements included elsewhere in this prospectus for any recently adopted accounting pronouncements and recently issued accounting pronouncements not yet adopted as of the date of the statement of financial position included in this prospectus.
Emerging Growth Company Status
We are an emerging growth company as defined under the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards would otherwise apply to private companies. While we have not historically delayed the adoption of new or revised accounting standards until such time as those standards would apply to private companies, we elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies through December 31, 2022. As a result, our financial statements for the year ended December 31, 2022 may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. Beginning January 1, 2023, we have elected to irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, we will comply with new or revised accounting standards at the time when adoption of such standards is required for public companies that are non-emerging growth companies.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate risk and foreign currency risk as follows:
Interest Rate Risk
We had cash and cash equivalents of $435.8 million and $401.2 million at December 31, 2022 and 2023, respectively. We had marketable securities of $830.7 million and $811.9 million at December 31, 2022 and 2023, respectively. Our cash and cash equivalents consist of cash in bank accounts, money market accounts, and other highly liquid investments with original maturities of 90 days or less from the date of purchase. Marketable securities consist of U.S. and non-U.S. government securities, investment-grade corporate and government agency securities, certificates of deposit, and commercial paper. Our investment policy and strategy are focused on the preservation of capital and supporting our liquidity requirements. We do not enter into investments for trading or speculative purposes. Due to the relatively short-term nature of our investment portfolio, a hypothetical 100 basis point change in interest rates would not have a material effect on the fair value of our portfolio or our consolidated financial statements for the periods presented.
Foreign Currency Risk
For the years ended December 31, 2022 and 2023, the majority of our revenue and operating expenses were denominated in U.S. dollars. We therefore have not had material foreign currency risk associated with sales and cost-based activities. For the years ended December 31, 2022 and 2023, our operations outside of the United States were not considered material and our results of operations and cash flows were minimally subject to fluctuations from changes in foreign currency rates. We believe the exposure to foreign currency fluctuation from operating expenses is immaterial at this time as the related costs do not constitute a significant portion of our total expenses. As we grow operations, our exposure to foreign currency risk will likely become more significant. For the years ended December 31, 2022 and 2023, we did not enter into any foreign currency exchange contracts for purposes of hedging foreign exchange rate fluctuations on our business operations, although we may elect to do so in the future.

BUSINESS
Our Mission
Our mission is to bring community, belonging, and empowerment to everyone in the world.
We built Reddit with the belief that communities unlock the power of human creativity and create a sense of belonging and empowerment for their members. Our over 100,000 active communities have channeled the power of human creativity to grow Reddit since our founding. We believe the world needs community more than ever, and that this represents our greatest opportunity to further enrich the lives of everyone in the world.
Overview: The Power of Reddit’s Communities
Reddit is a global, digital city where anyone in the world can join a community to learn from one another, engage in authentic conversations, explore passions, research new hobbies, exchange goods and services, create new communities and experiences, share a few laughs, and find belonging. People are diverse and have multiple interests. Just like in a city, where citizens are part of multiple subcommunities, on Reddit, users often belong to multiple communities. At Reddit, users can dive into anything, and if a community does not already exist around a particular topic, they can create one. In December 2023, more than 500 million visitors(1), and in the three months ended December 31, 2023, an average of 73.1 million daily active uniques (“DAUq”), around the world came together on Reddit – continuously adding to our longstanding and constantly evolving human archive of information. They come together to share the rhythm of their daily discoveries, ask questions and receive advice, research before making a purchase decision, hear reactions to recent events, and thrive as a community. Built on shared interests, passion, and trust, Reddit has a community for everyone.
Communities on Reddit are organized based on specific interests and are called subreddits. Within subreddits, Redditors engage in active and in-depth conversations by sharing experiences, submitting links, uploading images and videos, and replying to one another in comment threads on any topic. Subreddits are denoted by an “r/” before their names: r/ explainlikeimfive helps people learn anything with child-friendly explanations; r/ lgbt helps people find their identity; and r/ BeyondTheBump helps people transition from pregnancy to parenthood. Redditors invest time to shape their communities, share their experiences, send support and supplies when someone is down on their luck, and even code scripts and develop tools to advance their communities.
Similar to how cities are made from cement and steel, but are really built by their citizens, Reddit is made from code and algorithms, but is really built by our users. It is a place where human ingenuity and creativity thrive. We empower users to participate and to shape Reddit by sharing content, upvoting or downvoting, and commenting. In addition, Redditors themselves not only create and build communities, but they also moderate these communities as volunteers to help keep them safe, vibrant, and true to themselves. Like cities, we design tools that give communities what they need to make their communities their own and evolve over time, rebuilding and reshaping by adapting to new technologies and reflecting new cultural trends. Newly created subreddits create a sense of belonging for their members, spurring the creation of more new subreddits to continue the cycle. In this way, Reddit’s community ecosystem grows and expands with the interests and passions of our users, keeping Reddit on trend and resilient to fading fads.
Reddit’s community ecosystem is organically built upon shared interests, passions, and trust rather than friends, celebrities, and their followers. This distinction results in a unique sense of belonging, privacy, and authenticity for our users. We do not require that users disclose their identities, freeing them from having to perform and the associated pressures to always appear perfect. As a result, users come to Reddit for fundamentally distinct purposes, with each adding incremental value to our entire community. Redditors are free to be vulnerable or ask questions they would not be able to ask anywhere else.
(1)    Each visitor is a user whom we can identify with a unique identifier who has visited a page on the Reddit website or opened a Reddit application at least once during the month. We use unique identifiers to deduplicate multiple visits from the same visitor. Our monthly visitor number involves a similar calculation process as our weekly active unique (“WAUq”) metric and daily active unique (“DAUq”) metric, except over a longer period of time.

Powerful Advertising Engine Built Around Context and User Interest
These qualities not only make the experience more enjoyable for users, they also make Reddit a unique platform for advertisers due to our intentional, authentic, trusted nature and our strength in contextual and interest-based advertising. For advertisers, we provide access to a unique and highly engaged audience where our trusted, passionate communities drive recommendations on brands and buying decisions. Whether users come to Reddit through a third-party search engine or if they initiate their search on Reddit, our users often have high intent – they are looking for answers or recommendations that they can trust, and these users can benefit from the conversations and contextual ads that are displayed on Reddit. According to a 2023 survey we commissioned of 4,000 U.S. Redditors aged 18 and older (the “Vertical Path to Purchase Survey”), 75% of respondents said they believe Reddit is a trustworthy place to inform their decision to buy a new product across specified consumer product categories.
A Valuable Source of Conversational Data and Knowledge
Over time, Reddit has evolved to become one of the internet’s largest corpuses of information, with over one billion posts and over 16 billion comments through December 31, 2023, and was among the top ten most-visited sites in the United States in December 2023, according to Similarweb. Our content is particularly important for artificial intelligence (“AI”) – it is a foundational part of how many of the leading large language models (“LLMs”) have been trained. Furthermore, we use internally built and trained models to improve many aspects of Reddit, including user onboarding, content translation, and moderation and safety. Our massive corpus of conversational data and knowledge is what makes us unique, and we believe its value will continue to grow over time as our user-generated data continues to grow.
Entrepreneurial User Economy
Commerce is another area of growth that has emerged organically on Reddit. In fact, new community-based marketplaces have already sprung up specifically for commercial purposes, such as r/ PhotoShopRequest, where users can request photoshop services for payment, or r/ RandomActsofCards, where users request and send cards to each other and spread a little bit of joy around the world. We want to develop this user-powered economy on Reddit by providing our users and creators with the requisite tools and incentives to drive continued creation, improvements, and commerce. In turn, we believe these initiatives will open additional monetization channels for us.
Our high gross margin and capital-efficient business model is simple and scalable and allows us to invest deliberately in our global opportunity. Our revenue for the years ended December 31, 2022 and 2023 was $666.7 million and $804.0 million, respectively, representing growth of 21%. Our gross margin for the years ended December 31, 2022 and 2023 was 84% and 86%, respectively. During these periods, we continued to invest in growing our business. Our net loss for the years ended December 31, 2022 and 2023 was $(158.6) million and $(90.8) million, respectively. Our Adjusted EBITDA for the years ended December 31, 2022 and 2023 was $(108.4) million and $(69.3) million, respectively. For more information and for a reconciliation of Adjusted EBITDA to net income (loss), see “Selected Consolidated Financial Data—Adjusted EBITDA.”
Communities and Redditors
Reddit is a community of communities where users come to connect with others with similar interests. Many Redditors find and come to our platform to express themselves and explore their interests, as well as to understand elements of other people’s experiences and perspectives.
When Reddit first launched in 2005, we began as one large community where users across the internet could come together to find belonging, trust, and shared interests and to discuss passions. At Reddit, people of all interests and backgrounds were welcomed and engaged with one another by sorting through our home page and jumping into conversations that resonated with them. As time passed, the number of users and breadth of topics grew virally, and we saw an opportunity to help Redditors better create, find, and join communities that were most relevant for them. With that in mind, we introduced subreddits in 2008. Subreddits are communities that are organized based on specific interests and allow Redditors to engage in active and in-depth conversations by sharing stories, submitting links, and engaging with one another.

This spirit of belonging has led to communities of all types. With over 100,000 active communities, Redditors can stay and broaden their engagement with us throughout the different stages of their lives, as illustrated by Jonas and Alexandra in the following examples:
Jonas has been a member of our community since 2011, and found Reddit when he was looking to learn how to build a computer. He found a community—known as a subreddit on our platform—called r/ buildapc, and was immediately drawn into the incredibly knowledgeable and welcoming group. The subreddit’s posts were exactly what he had been looking for, and soon enough he found himself engaging with the content directly—asking questions, offering advice to newer builders, delivering feedback on others’ builds, and posting links to sales as an active and trusted member of the community. Reddit became an integral part of his daily routine—log in, browse the front page for memes and interesting PC discussions, and find new PC building subreddits (r/ watercooling and r/  hardwareswap quickly became two favorites). When Jonas finally built his computer, it was a reflection of the r/  buildapc community, and he thanked the community by posting the final product in the subreddit. He did not just build a PC; he found his place in a community of symbiotic subreddits that provided him with valuable insights and empowered him to have a voice.
Jonas’s place in the Reddit community evolved alongside him. As he grew out of his young adult years, he joined various fashion communities. It felt like the r/ buildapc days, but instead of spending hours reading dense paragraphs comparing processors, he flipped through gallery upon gallery of aesthetic inspirations and shared his own outfits. The community empowered Jonas to experiment and express his authentic self—all in a safe, supportive, low-stakes environment where he could take risks without the social pressures that usually held him back. This pattern of Reddit engagement continued to grow with him: r/ GradSchool and r/ FinancialCareers became important communities to him as he graduated from college; r/ investing and r/ Watchexchange when he got his first real paycheck; and r/ personalfinance and r/ Cooking when he was learning important elements of adulthood.
Alexandra, another Redditor, has always valued contributing to her community. As a high school and college student, she volunteered with local environmental stewardship organizations, food banks, and programs for the elderly. Her drive to help others led her to choose a career in healthcare administration. But shortly after turning 32, Alexandra’s world was knocked off its axis when she was diagnosed with breast cancer. Alexandra was faced with a complicated and scary new reality not long after moving across the country. She was far from family, friends, and had left behind the volunteer communities that had also provided her support in her young adult years. Alexandra joined the r/ breastcancer community on Reddit after finding limited options to connect with other patients for support—a problem, especially for younger patients. Alexandra dove deep into the community and leaned on fellow Redditors for help, support, and guidance. She had found a home among people sharing their challenges, their experiences, and their empathy for each other. One day, Alexandra saw someone with a question she knew she could answer, and she began commenting and sharing her own experiences. Alexandra’s professional background in healthcare and data analytics gave her a huge advantage when it came to interpreting scientific information, navigating cancer decisions, and advocating for herself as a patient. She began posting more often and formed connections with new community members. And then, as her journey through chemotherapy, radiation, and many surgeries came to a successful end, she knew that she wanted to continue to share her skills and patient insight with the breast cancer community. Alexandra answered the call for new moderators to join the subreddit and found an opportunity to volunteer once again.
As a moderator, Alexandra first helped point people to relevant information and removed unwelcome posts. But soon her love for the community grew, as well as her ambitions for it. She began promoting the community to the specialists who treated her cancer and worked with other moderators to start weekly threads. New people joined the community every day, grateful for the information and the connection, and as the community grew, Alexandra felt like she was helping people at a scale she never had before. The growth of the community was delightful for Alexandra, but her personal growth was even more valuable. Through her interactions in the community, she became aware of problems that breast cancer patients experience every day, like being given a crushing diagnosis via a patient portal or navigating byzantine insurance systems. Alexandra’s career is focused on delivering quality healthcare experiences and outcomes. Because of her volunteerism on Reddit, she is now able to bear in mind not only her personal cancer journey, but those of countless others as she strategizes new quality programs for her radiology providers. Alexandra has become a beacon of knowledge in her chosen field of work, not just due to her own experiences, but because of her deeply personal connection to Redditors whom she has helped around the world.
Jonas and Alexandra found belonging on Reddit, and have been empowered over time in more and more parts of their lives thanks to the Reddit community.
Why Users Come to Reddit
The internet has given people the tools to redefine how we live. We have search engines to find content and social networks to share and follow each other. Our community of communities sets itself apart with its unique combination of characteristics and is designed to provide users with a trusted place to be authentic to themselves in sharing and discovering while maintaining their privacy.
Open, Growing Archive of Human Knowledge (2005–     )
Over the last 18 years, Reddit has become one of the internet’s largest open archives of human experiences. With over one billion posts and over 16 billion comments organized into communities, Reddit content provides authentic, human perspectives across almost any topic imaginable. Most of this vast collection of content is publicly accessible to everyone on the internet by design, with many subreddits that do not require a login. Our constantly updated user-generated content provides a vast collection of human experiences, answers, and conversations and provides a source of fresh ideas. Reddit’s influence and relevance organically grows, and Reddit quickly responds to new topics based on real experiences. Topical communities such as r/ travel, r/ vanderpumprules, r/ MachineLearning, r/ cricket, r/ boxoffice, and r/ TaylorSwift have had meaningful breakouts as the headlines have evolved. As a result of Reddit’s scale and longevity, our content library is a broad memory of human interest, organically expanding and deepening into more topics. At times, Reddit may be the only place to find the information users are looking for, and users searching for information often come to Reddit and discover conversations taking place there.
Centered on Interests, with Unmatched Breadth and Depth of Human Knowledge
Time spent on Reddit is guided by personal intention and interests. Breadth of communities and depth of engagement means that Redditors benefit from a trove of knowledge organized by topic that we believe is unmatched by any other internet platform. We bring together the power of user-generated content with an open community structure that enables people to find content and communities relevant to them. Reddit is home to over 100,000 active subreddits, which cover a wide variety of topics—r/ wholesomememes, r/ philosophy, r/ Pets, r/ InteriorDesign, r/ NBA, and r/ worldnews, to name a few—and can be creative, humorous, informative, inspirational, absurd, serious, or contemplative. Communities vary in size, and as of December 2023, there were over 500 communities with at least one million subscribers, including communities like r/ askreddit and r/ politics. Redditors create experiences in the communities through their user-empowered content and sharing, and authentic approach to creation. We generally find that the longer Redditors have been on Reddit, the more engaged they become. As of December 2023, when someone first makes an account, the average active minutes for logged-in users on Reddit starts at approximately 20 minutes per day, but increases to over 35 minutes a day for those who have been on Reddit for over five years and even over 45 minutes a day for those who have been on Reddit for over seven years. Additionally, users tend to join more subreddits as their tenure increases, with a median of five subscriptions for users who have been on Reddit for less than one and a half years and 43 subscriptions for users with a tenure of four and a half to six years. Breadth, depth, and trusted content are some of Reddit’s defining features. According to a 2023 survey we commissioned of almost 800 U.S. Redditors (the “User Perceptions Survey”), 95% of respondents said there is a community for everyone on Reddit, 85% said Reddit is where they learn about the topics they love the most, and 83% recognized conversations on Reddit as more on-topic than anywhere else on social media, each result being higher than what respondents say for Discord, Facebook, Instagram, Pinterest, Snapchat, TikTok, X, and YouTube.
People-powered Curation for Authentic Interactions and Trusted Content
Our differentiated community approach underlies the interactions on our platform: Reddit is centered around human creativity and belonging. The content found in Reddit communities is curated by people, creating a highly relevant content experience that attracts users to our platform. Every post and comment on Reddit, regardless of the author, starts with one upvote, and must earn its visibility through community members upvoting it and boosting it to the subreddit’s front page. Unlike traditional social media, voting (both up and down) is completely anonymous, encouraging broader Redditor participation. This unique upvoting and downvoting system not only curates the quality and relevance of content, but also determines the prominence of a certain piece of content. According to the User Perceptions Survey, 76% of respondents pay more attention to things they see on Reddit than the things they see on other social media platforms. In a separate survey we commissioned of almost 500 U.S. Redditors, 76% of respondents agreed that “people post things that are honest and truthful,” which was higher than each of Facebook, Instagram, Snapchat, TikTok, X, and YouTube. We believe community-driven promotion of content leads to greater trust of the content on Reddit.
Authentic and Trusted Recommendations
Reddit’s community-powered recommendations are a foundational part of why so many users visit Reddit on a daily basis. At Reddit, users can ask for hyper-specific recommendations like, “What shoes last the longest on NYC pavement?” and receive dozens of personalized responses suggesting different brands, shoe types, or even shoe care techniques – recommendations that are all based on real human experiences. In a world where consumers are increasingly inundated with curated messaging and product placement, Reddit stands out as a refreshing alternative, offering authentic human recommendations that people can actually trust. Furthermore, recommendations are validated through upvotes and downvotes to instill confidence in potential consumers. We see that trust reflected in the high velocity of people coming to Reddit to find great content and trusted recommendations. In 2023, every second an average of two users asked for a recommendation, each yielding an average of 14 personalized responses. According to a 2023 survey we commissioned of Redditors across the United States, the United Kingdom (the “UK”), Australia, Canada, and Germany aged 18 and over, 94% of 4,500 respondents reported that they engaged with recommendation content on Reddit in the last year, and 73% of 1,845 respondents said they are likely to follow the guidance of recommendations they receive on Reddit when considering an important purchase.
Flexible Canvas for Self- and Community-expression
Every subreddit is a flexible canvas for communities to express themselves through a customizable experience. We give communities the ability to choose the format for conversations in their communities—text, image, video, opinion polls, chatrooms—which enables them to create dynamic and engaging experiences. We give moderators the creative tools to design the look and feel of communities, and we give developers an open application programming interface (“API”) to build bots and create features that shape their communities, meaning what a community envisions for itself drives its unique development.
Communities on Reddit can serve many purposes. In the Reddit ecosystem, many communities will spring up around a single topic, with each subreddit branching out to explore a subtopic or related concept of the original idea. For example, there are numerous photography communities, including: r/ analog for film photography; r/ SonyAlpha for Sony brand photographers; r/ photomarket for buying and selling photography gear; r/ photocritique for photo critiques; and r/ iPhoneography for the iPhone photographers of the world. Our communities also respond quickly to new topics. As generative AI garnered headlines, we saw an over 170% increase in mentions of “Gen-AI” on Reddit during the year ended December 31, 2023 when compared to the prior year. In addition, r/ MachineLearning had approximately 2.8 million subscribers as of December 31, 2023. Supporting the connections between communities and the free flow of ideas across our platform is instrumental to how our communities thrive and expand.
Layered Moderation, Community Management, and Safety Supports Trust
We are committed to continuously enhancing our policies and processes to promote the safety of users and moderators, and the health of our platform. Our approach is akin to a democratic city, wherein everyone has the ability to vote and self-organize, follow a set of common rules, and establish community-specific norms. This approach gives Redditors a voice and agency in the process and also means that any content that gains traction on Reddit has been reviewed in context by humans.
Users can up- and down-vote content, which helps push valuable, healthy content to the top of conversations and bad content to the bottom. In addition, communities self-organize and create subreddit-level rules that are tailored to their unique circumstances, and volunteer moderators within the community enforce those rules.

Moderators have context as leaders and members of their communities to define and enforce the rules to create a harmonious community experience. They play a critical role in shaping the culture and focus of each community on Reddit. The result is that each community has its own unique environment in which Redditors can express their genuine perspective and share real experiences while discouraging bad behavior. Our Community Management team engages with moderators through various programs, including moderator councils and moderator events, and also enforces the Moderator Code of Conduct.
We backstop this bottoms-up organic moderation engine with our site-wide Content Policy, a set of overarching rules and policies that govern all content on Reddit. Our Content Policy is intended to be protective, not intrusive. It helps protect against harassment, bullying, and violence – especially hate based on identity or vulnerability. These site-wide rules are enforced by both volunteer moderators and Reddit employees and are supported by both automated tools and manual review.
Moreover, users have complete control of their identity while using Reddit. We empower people to share as much or as little personal information as they want to as they explore their interests, giving them the freedom of privacy and safety from judgment. By curating their own spaces and sharing only what they feel is appropriate in each, our users thrive.
Our Strategy for Growing Users and Engagement
Our strategy is to support the growth and engagement of our communities. We aim to become Redditors’ first choice when they are exploring their passions, looking for entertainment, or keeping tabs on culture and news. Accomplishing this goal will require us to expand and transform our platform to keep pace with the constantly evolving needs of our Redditors and advertisers. In addition, we expect that AI can improve many aspects of our platform. We are investing in ways to harness AI to make the user experience more personalized and safer and to improve our search capabilities, which we expect will increase user engagement and retention. We further expect AI to improve our ability to localize content from one region to another as we seek to expand internationally and to inform our ability to moderate content.
We intend to grow users and engagement through the following initiatives:
•Grow Awareness of Reddit. We have primarily grown organically, as the content of our communities draws in Redditors. We plan to expand the ways people become aware of Reddit through various strategies depending on the type of use case and user, including search engine optimization and partnerships. We have also invested in improving our off-platform presence by making it easier to share and embed Reddit content on other surfaces and websites.
•Grow Engagement. We had an average of 73.1 million DAUq and 267.5 million WAUq in the three months ended December 31, 2023. We believe that there is a significant opportunity to convert many of the users who come to Reddit on a weekly or monthly basis to become daily users. We plan to continue to grow engagement by focusing on:
◦Improving Discovery and User Experience. We want to make it easier for new and existing Redditors to discover relevant communities and content. To that end, we are applying machine learning to improve the classification of our content and interest-based recommendations. For example, we are deploying internally built models to improve the experiences of Redditors by increasing the likelihood that their posts will qualify for a particular subreddit. These models are designed to improve the experiences of Redditors by increasing the likelihood that their posts will qualify for a particular subreddit. In July 2023, we introduced the Communities Tab, a new dedicated surface for Redditors with curated lists of popular communities within specific interest groupings to aid in discovery. In addition, we want the basic features of Reddit to be faster, easier to use, and more accessible, including posting into communities, finding and creating new communities, and moderating communities. For example, recent investments to improve speed and usability for users resulted in an experience that was twice as fast as the prior experience. We also want people who come in through search, word-of-mouth recommendation, or sharing, to experience faster and easier onboarding. We believe that the recent increase in the year-over-year growth of our DAUq is in part a result of our early efforts across these initiatives.
◦Elevating Conversations and Video. We believe that our investments and efforts to grow engagement and the richness of our communities through more video and more vibrant conversations will continue to convert our massive monthly reach into more daily users. In December 2023, we experienced approximately 35% growth in the number of videos watched for 10 seconds or more and an approximately 16% increase in daily active video viewers compared to December 2022. We also recognize that conversations are the heart of Reddit, with 27% of almost 3,200 Redditors surveyed across the United States, the UK, France, Germany, Mexico, and India identifying “reading comments” as their top task to complete. In addition, we are focused on reducing the time it takes for users to access conversations, as well as providing them with better guidance on community rules when they comment to reduce moderated actions. These initiatives also allow for new and additional ways for brands to engage with Redditors in their communities.
◦Modernizing Search. With millions of users finding and exploring Reddit’s diverse archive of communities and conversations through third-party search, we believe search represents a meaningful opportunity for us to drive future user growth and retention. While we are still in the early innings, search is already a key action taken on Reddit with an average of over 35 million daily search queries directly on Reddit in December 2023. We recognize the importance of search, and have made significant investments to make searches more relevant and drive deeper engagement. We have observed 30% higher week-one retention (which measures the percentage of users who return to Reddit eight to 14 days after first accessing Reddit) in users with any search activity compared to all users from October 2023 to December 2023. We have also introduced significant improvements to our search capabilities and speed, simplifying our search experience, improving search outcomes through our partnership with a leading search partner, and making it easier for Redditors to search for content.
◦Customized Content Recommendations. We utilize AI to recommend relevant posts and communities, utilizing factors such as search queries, post topics, and engagement with similar users to enhance both the search and discovery experience. This recommendation engine powers our entire platform, selecting and ranking content on the home feed, in a post detail page, within the communities, and in notifications and emails. We believe our investments in AI have improved new user onboarding and driven engagement with existing users. For example, we re-trained our New Home Feed ranking with significantly more data and user signals. In the three months ended December 31, 2023 compared to the three months ended June 30, 2023, we observed an increase of over 30% in “Good Visits,” defined as a user consuming a post for more than 30 seconds.
•Grow Our International User Base. During the three months ended December 31, 2023, approximately 50% of Redditors visited the platform from outside of the United States. In the three months ended December 31, 2023, over 90% of all Reddit posts were made in English. We see a massive opportunity to grow in geographies outside of the United States and in languages beyond English. We are beginning the work of translating our corpus of conversational data using translation models to multiple different languages to increase our international growth. In particular, we are focused on growing Redditors in the UK, France, Germany, Brazil, and India. We are focused on those five markets because they represent large populations as well as attractive advertising markets. Our strategy to land in these markets and then grow is centered around offering users culturally relevant and location-specific content. With just over 10 million DAUq in these markets for the three months ended December 31, 2023, we have many initiatives to capture the massive growth opportunity; at present, we have slightly more than 1% penetration of the approximately one billion internet users in these five strategic markets. We also intend to use the Community Tab, machine-translated content, and highly relevant push notifications to help international users find and engage regularly with locally relevant and trending content. We have captured increased international momentum, with an average of 36.7 million international DAUq for the three months ended December 31, 2023, representing 21% growth year over year.

Why Advertisers Come to Reddit
Reddit is the place where people, entities of public interest, and businesses come together to engage in human-to-human conversations relevant to their interests. Across our diverse communities, people seek and share information in context about products and services, often with high purchase intent. We have made investments and acquisitions that have enabled us to be a leader in contextual and interest-based advertising. Advertisers of all sizes rely on Reddit to find high-intent customers that they are not able to reach on traditional social media platforms.
Advertisers come to Reddit for distinctive benefits:
•Contextual and Interest-based Advertising. People on Reddit are exploring and engaging in over 100,000 active communities, making Reddit a high-quality environment to reach people when they are in a mindset to discover and seek information. Reddit’s advertising platform enables marketers to find relevant audiences on the Reddit platform using our interest graph and to reach users in contextually relevant communities and content, using conversational and engaging formats. According to the User Perceptions Survey, 85% of respondents said Reddit is where they learn about the topics they love most. For example, an advertiser with a camping product can reach people who visit outdoor activity communities such as r/ CampingandHiking or r/ Outdoors. Reddit’s unique community structure and interest-driven model acts as a strong signal for advertisers. According to the same survey, 61% of respondents said that they believe that ads on Reddit are more relevant than on other sites, and 61% of respondents stated that they pay more attention to ads on Reddit than on other sites. During the three months ended December 31, 2023, 90% of our managed advertisers used first-party Reddit data from user activities on our platform.
•Ability to Connect with a High-Intent Audience Seeking Recommendations on the Path to Purchase. Many people come to Reddit, directly or through search, to find trusted recommendations across every phase of the purchase funnel. According to the Vertical Path to Purchase Survey, 75% of respondents said they believe Reddit is a trustworthy place to inform their decision to buy a new product across specified consumer product categories. Furthermore, according to a 2023 survey we commissioned of 4,500 Redditors across the United States, the UK, Australia, Canada, and Germany aged 18 and over, 94% of respondents reported that they engaged with recommendation content on the platform in the last year. Of the approximately 3,700 survey respondents who reported they engaged with recommendation content on Reddit, 93% said they were satisfied with the recommendations they read. The conversational nature of the platform allows users to discover new products and services at the start of their purchasing journey. According to the Vertical Path to Purchase Survey, 80% of those surveyed said that they find immediate answers to specific questions on Reddit when deciding to buy a new product across specified consumer categories. Additionally, these conversations create a unique opportunity for advertisers to engage Redditors who are considering brands and products. According to a 2023 survey we commissioned of 1,845 Redditors across the United States, the UK, Australia, Canada, and Germany aged 18 and over, 73% of respondents said they are likely to follow the guidance of the recommendations they receive on the platform when considering an important purchase. They are also open to advertising, with 61% of Redditors in the market for a new product or service across a variety of categories saying they would “purchase a product/brand if I saw an ad about it on Reddit,” and 73% of Redditors surveyed agreeing that they “can make a faster purchase decision based on experiences shared by other Redditors,” according to the Vertical Path to Purchase Survey. This successful experience is why 90% of monthly Redditors surveyed said they plan to use Reddit the “same or more” in the year ahead when it comes to researching their purchases, according to a 2023 survey of almost 2,000 Redditors across the United States, the UK, Australia, Canada, and Germany aged 18 and over.
•Unduplicated, Authentic, and Attentive Audience in an Attractive Demographic. In December 2023, the average active minutes on Reddit per logged-in user in the United States was between 25 and 30 minutes per day, and there was an average of 73.1 million DAUq during the three months ended December 31, 2023. During this period, approximately 50% of DAUq were from the United States, and the remainder were from the rest of the world. According to Comscore data about Redditors in the United States aged 18 and over, for the three months ended December 31, 2023, 41% were between the ages of 18 to 34, 50% were male, and 64% had a household annual income of $75,000 or more. Many Redditors are not active on traditional social media platforms; according to Comscore data for the three months ended December 31, 2023, of people who visited Reddit in the United States, 32% were not active on Facebook, 37% were not active on Instagram, 73% were not active on Snapchat, 41% were not active on TikTok, and 53% were not active on X. Because Reddit is interest-driven versus friends-and-follower driven, and because Redditors have control over their identity, they often seek information on topics important to them that are not visible to social media platforms. For example, a Redditor might privately explore how to cure their acne, but they are unlikely to share this with friends on other platforms publicly. As such, Reddit offers advertisers a chance to reach users that other platforms cannot in the most contextually relevant ways.

Unduplicated U.S. audience

32%
Facebook
37%
Instagram
41%
TikTok
53%
X
59%
Pinterest
68%
LinkedIn
73%
Snapchat
87%
Twitch

SOURCE: Comscore, United States, October to December 2023

•Gain Access to a Platform with Data Signals that is Built to Respect Privacy. Privacy is core to Reddit’s DNA, culture, and values. We are committed to building a business that is aligned with respecting users and giving them control over their data privacy. The performance of our advertising model is based on first-party data from user-directed activities on the platform, such as the communities that users visit or subscribe to for email digests and the context they are engaging in. The foundation of our ad performance is based on context and interest instead of tracking users based on personally identifiable information. This is unique in the digital advertising marketplace; our lack of reliance on third-party data makes our offering more resilient to the loss of signal that other platforms rely upon as well as forthcoming changes to the internet ecosystem. As consumers and regulatory bodies become increasingly focused on privacy, our approach supports transparency and respect for privacy of our users and our advertisers.
•Action-Oriented Outcomes that Drive Attractive, Measurable Return on Investment. Advertisers can bid in our auctions in a way that aligns with their objectives. They can bid to pay for the people they reach in video views or impressions. Alternatively, they can bid for specific actions that are focused on objectives like mid-stream clicks and downstream conversions or app downloads. Our rich contextual and interest-based audience and marketplace efficiency drives incremental value for its advertisers. For example, advertisers saw an average return on ad spend of $2.21 for every $1.00 spent on Reddit between 2020 to 2022 across selected advertising campaigns commissioned by food and beverage companies, according to an NCSolutions 2023 meta-study. We work with our marketing measurement partners to measure the impact of their campaigns on Reddit.

•Multiple Layers of Brand Safety and Customizable Controls. Beyond our multiple layers of moderation and safety across platform content, we also offer advertiser-level controls. Our Content Policy establishes the type of content that is not allowed across all communities, with community rules determining content within each community. In addition, our brand safety approach includes proactive solutions focused on creating a safe environment for any business on Reddit by showing ads in communities and alongside content that has been reviewed and deemed appropriate for advertising. As part of the advertiser controls, we offer inventory tiers and keyword exclusion lists to enable advertisers to reach as many people as possible, while controlling where their ads appear. We also offer a suite of partnerships with third-party verification companies, including MOAT on brand safety and an ability to support DoubleVerify viewability.
The Future of Our Platform and Monetization Strategies
Advertising
Reddit is a unique place on the internet, and we believe that we have many avenues to increase value to advertisers through our interest- and community-based platform. We continue to expand our ad platform capabilities to enable more ways for customers to invest to grow their business on Reddit. We plan to increase our revenue from existing advertisers and to attract more advertisers to Reddit. We also plan to provide businesses with profiles and advanced tools to enable them to organically discover and engage with relevant communities and conversations in order to contribute informative and entertaining content and to create a sense of belonging between their brands and our users. We are still in the early phases of our opportunity and plan to pursue the following eight levers to expand our monetization and average revenue per unique(2):
1.More Context and Interest. We plan to continue to add additional contextual and interest-based signals and intelligence into our advertiser platform. We believe this will help advertisers find more relevant audiences on Reddit. This includes existing placements in the home feed and in conversations, as well as potential future opportunities (e.g., ads in comment threads and on search pages; video ads). This provides an opportunity for advertisers of all sizes to find high-intent users they cannot reach elsewhere.
2.Deliver ROI with Marketplace Optimizations. We are in the early stages of using machine learning and prediction models to better match supply and demand and deliver return on investment (“ROI”) for our advertisers. We believe these initiatives can drive significant value for advertisers and relevance for users. We are currently focused on using our powerful prediction models to work across objectives, placements, and formats – helping to better predict conversion rates of an ad (e.g., installs; purchases). Additionally, beyond improving the efficiency of the marketplace, we have dedicated efforts to fully and reliably deliver our clients’ budgets to achieve their business objectives. We are also expanding and optimizing our advertising inventory with smarter dynamic ad loading systems. All this builds on our growing understanding of the rich topical content on Reddit to enable advertisers to connect with their customers at the right time and location.
3.Advertiser Diversity and Depth. We plan to increase the types, sizes, and geographies of advertisers we reach and expand annual partnerships for longer-term visibility. Historically, our advertisers were predominantly large, global enterprises. We aim to grow our advertisers from endemic advertisers in verticals where we have the largest number of active communities, like technology and communications; business, legal, and finance; and media and entertainment, to newer verticals such as automotive; retail; consumer packaged goods; pharmaceuticals; and food and beverage. We are focused on geographic markets where we have teams, channel partners, or vendors to help manage small- and mid-size businesses globally. As we expand our sales team into markets outside of the United States, we can bring new advertisers into our ads platform, increasing ad diversity and performance, as well as competition. Although just over half of our user base was outside of the United States, for the three months ended December 31, 2023, only 18% of our advertising revenue was from advertisers outside of the United States. We believe that we can grow revenue contribution from international advertisers by demonstrating our value proposition in these global communities. As we grow the number of Redditors outside of the United States, this increases our opportunity to bring in more advertisers in these regions.
4.Demonstrate ROI. By improving the measurement of our ads, we can provide better data to show our advertisers the ROI of their presence on Reddit. We plan to improve measurement with levers such as more tools for conversion tracking (including a conversion API), on-property-brand and conversion-lift testing, and more measurement pixel, toolkit adoption, and data capture. As such, we expect to drive signal growth, improve signal quality, and build signal resiliency.
5.AI-Powered Audience Reach and Bidding. We are using machine learning models for contextual keyword audience reach and interest-based audience reach, ranking ads based on brand suitability and machine learning-predicted user engagement. Additionally, machine learning-powered “auto-bidding” (e.g., Maximum Clicks and Maximum Conversions) helps advertisers maximize campaign objectives and ROI while avoiding extensive manual testing.
6.Expanded Formats and Offerings. We plan to continue to develop new ad positions based on evolving consumer behaviors on the platform (e.g., video and search usage growth). We plan to expand our ad formats in ways that allow advertisers to creatively talk to communities and share more information (e.g., product-level creative; games). We expect this breadth and depth of new ad formats to allow advertisers to build on our unique role in the consumer’s path to purchase and high-intent commercial conversations to
(2)   Average revenue per unique (“ARPU”) is defined as quarterly revenue in a given geography divided by the average DAUq in that geography.

help people find products they love in the right place at the right time. In addition to inserting highly contextual ads adjacent to the most relevant conversations, we plan to also introduce new formats like search or shopping ads designed to cultivate a thriving shopping ecosystem by connecting marketers with high-value customers and communities.
7.Automation/Scale Service Model. Through easier onboarding, setup, campaign management, and optimization, we expect to scale our service model through diverse service channels matched to client needs – from managed service models, to hybrid, to enabling advertisers to activate with little to no sales team assistance (i.e., unmanaged). To that end, we have focused on improvements such as reduced complexity in bidding or placement management, to utilizing Reddit’s AI models to algorithmically generate “Reddit-y” creatives and help advertisers find the best performing audiences. This simplifies core manual optimization tasks needed for more outcomes and better performance.
8.Acquire More Advertisers. With more automation in the future, we believe that we can become even more accessible to a larger portion of small- and medium-sized businesses enabled by partnerships and accelerated advertiser acquisition. We are also deepening our relationships with large agencies through solutions that enable enterprise operations across large clients. For example, by providing scalable creative asset support—such as leveraging generative AI to create ads on Reddit easily by scraping customer websites and landing pages—we can enable small- and medium-sized businesses to unlock audiences and performance on Reddit. For larger, enterprise-level businesses, we are focused on providing key management tooling to manage accounts and campaigns more easily across our platform. We are also testing a solution, Reddit Pro, to provide a suite of tools to businesses and entities on Reddit, including the ability to onboard and create an official organic presence on the platform, as well as access insights about their business and relevant communities and conversations. We expect this will allow more businesses and entities to engage with our communities on Reddit.
Data Licensing
Reddit is one of the internet’s largest corpuses of authentic and constantly updated human-generated experience. In an increasingly data-driven world, we recognize that this information is increasingly important for a multitude of different uses and applications. Organizations need to prioritize sources of real-time human perspectives—from a company looking for feedback on a new consumer product to investors trying to capture market sentiments or signals—and Reddit provides a differentiated solution. Reddit data and information constantly grows and regenerates as users come and interact with their communities and each other in genuine and authentic ways. Today, our over one billion posts and 16 billion comments are a foundational part of how leading LLMs have been trained. We expect our growing data advantage and intellectual property to continue to be a key element in the training of future LLMs. Furthermore, in a world increasingly saturated with AI-generated content, we expect users to increasingly seek out and value fresh ideas, and that models will need to refresh their learning from these ideas. As AI and machine learning technology becomes more ubiquitous and used, we believe the importance of Reddit data goes up.
We are in the early stages of allowing third parties to license access to search and analyze historical and real-time data from our platform:
1.Data API Access. Customers can pay to access real-time data streams of anonymous, public discussion on Reddit via data APIs once they exceed certain rate limits. These data APIs are able to provide real-time access to evolving and dynamic topics, such as sports, movies, news, fashion, and the latest trends, unlocking customer use cases such as building third-party applications, behavioral analysis, and algorithmic trading.
2.Model Training. Reddit data is a foundational piece to the construction of current AI technology and many LLMs. We believe that Reddit’s massive corpus of conversational data and knowledge will continue to play a role in training and improving LLMs. As our content refreshes and grows daily, we expect models will want to reflect these new ideas and update their training using Reddit data.

User Economy
Commerce has already emerged on our platform organically as a result of our interest- and community-based approach. Artisans sell their creations, collectors sell beloved items, developers sell entertainment via originally developed video games. This activity has been taking place in communities dedicated to creativity, memorabilia, and fandoms for many years. In fact, new community-based marketplaces have already sprung up specifically for commercial purposes, such as r/ PhotoShopRequest, where users can request photoshop services for payment, or r/  Watchexchange, where users can sell watches. We intend to support the Reddit user economy by providing our users and creators with the requisite tools and incentives to drive continued creation, improvements, and commerce. In turn, we believe this will open additional monetization channels for Reddit:
1.Developer Platform. We believe that providing developers with additional tools and increased monetization opportunities will further unlock human creativity on Reddit and incentivize continued improvements to the overall user experience and utility of the platform. We believe our developer platform has the potential to become a driver for community-powered innovation and deepen relationships between users and communities; empower users to continuously create, improve, and grow; and ultimately strengthen our community of communities at scale.
2.Contributor Program. As creators, builders, and developers generate value on our platform, we intend to empower these groups to participate in their value creation by receiving monetary benefits from Reddit and other community members. Increasingly, talented individuals are turning to online communities to share their creations with fans, peer creators, and enthusiasts. Reddit has always been a place for creators to share and receive appreciation for talent without the prerequisite of a dedicated following, and we will continue to foster this capability. We are focused on increasing the types of ways that users can recognize contributors with real-world money to incentivize and reward quality content creation – effectively allowing them to invest in the very communities they are a part of. As such, we believe we have an opportunity to supercharge and incentivize content creation, drive further engagement, and allow us to grow new revenue streams beyond advertising.
3.Community Marketplace. Reddit is home to many vibrant user-to-user marketplaces (like r/  PhotoshopRequest, r/  Watchexchange, and r/  SneakerMarket) that enable real-life commerce of digital and physical goods. As of December 31, 2023, we had cumulatively seen over 60,000 photoshop requests and 20,000 watches sold on r/ PhotoshopRequest and r/ Watchexchange, respectively. We also have a Collectible Avatars Creator Program, which empowers users to create, own, and monetize their artistic creations, and for which we receive a portion of the primary sales and royalty fees. Since launching in July 2022, over 30 million connected wallets have been activated.
Our Market Opportunity
Community is a core human need. With over 18 years of accumulated knowledge across various archetypes of communities, our user-generated content provides a vast collection of human experiences, answers, and conversations on almost every topic. We believe the proof of the importance of conversation on Reddit is that unlike most other parts of the internet, the comments on Reddit are at least as valuable as the post itself. At scale and with our longevity, our content library makes Reddit a uniquely valuable place ripe for many streams of monetization. We have a long and successful history of evolving with the internet and are continuing to develop new market opportunities, such as our data licensing business and our vision of creating a user economy on Reddit, two emerging vectors of growth.
Advertising
People come to Reddit in many ways, and the core of our monetization is through advertising solutions based on user engagement. By 2027, we estimate our total addressable market globally from advertising, excluding China and Russia, to be $1.4 trillion.
Our market opportunity is based on the digital advertising market excluding China and Russia, and consists of desktop and mobile web, display, video, and social direct response ads, in addition to search advertising. Using estimates from S&P Global Market Intelligence’s Global Advertising Expenditure Forecasts, we believe this market is $1.0 trillion today, excluding China and Russia, and is expected to grow at a CAGR of 8% to $1.4 trillion in 2027. Additionally, as we continue to build out our search capabilities, we believe we can more fully address the $750 billion opportunity in search advertising that S&P Global Market Intelligence estimates the market to be in 2027.
Data Licensing
Given the value of Reddit’s data in sentiment analysis and trend identification, we believe that there is an emerging opportunity in data licensing. As LLMs continue to grow, we believe that Reddit will be core to the capabilities of organizations that use data as well as the next generation of generative AI and LLM platforms. Using estimates from International Data Corporation’s (“IDC”) Artificial Intelligence Tracker, the broader AI market, excluding China and Russia, is expected to grow at a CAGR of 20% to $1.0 trillion in 2027. We believe the importance of data to all types of analytics and AI, from training to testing and refining models, positions us well to tap into this strong market.
User Economy
We believe there are a number of paths for growth by building an economy on Reddit. Commerce is already at the core of many communities today. As we introduce new ways to enable developers to add additional functionality to their communities, we believe there will be further development of economic features on Reddit (e.g., games). We see informal exchanges today of digital goods, services, and even physical goods. Digital goods can include games and other software and apps, while services can include photoshopping art, all of which are provided by users for users. Physical goods, exchanged through community-powered marketplaces, can range from consumer electronics to antiques and furniture, or even from pet supplies to sporting goods. We recognize the opportunity that commerce presents and we have continued to invest in the future of Reddit’s user economy. Using estimates from IDC’s Consumer Market Model and focusing on six core geographies (United States, Canada, Australia, Western Europe, India, and Latin America), we believe this market size is $1.3 trillion today, and it is expected to grow at a CAGR of 12% to $2.1 trillion in 2027. We believe that over time, we can generate revenue based on the volume of commerce that is conducted on Reddit.
Advertiser Success Stories
H&M
“Reddit has quickly become an always-on partner for us at H&M, connecting our breadth of apparel must-haves with passionate style, fashion, and parenting communities at scale. Reddit was able to extend our qualified reach among our target consumer cohorts during the peak holiday time frame; and it works!
We were thrilled our partnership was able to drive significant lifts in attention and intent, strengthening H&Ms position as a destination holiday retailer among crowded apparel and gifting marketplaces.”
– Kayla Koterbay, Head of Media, North America, H&M
H&M has long positioned itself as an inspirational and progressive retail brand, rooted in supplying its customers with well-priced apparel and accessories. As part of an always-on approach, the retail brand focused its holiday marketing efforts on Reddit. Using multiple Reddit ad products, the campaign exceeded H&M’s purchase intent benchmarks by 5.5 times and brand favorability benchmarks by 2.9 times.
Dell
“The ‘I.T. Squad’ was our first custom program with Reddit and it exceeded expectations. Tactics like the animated series and AMA were a winning combination that really allowed us to talk to our B2B IT decision makers in a community where they are wanting to consume content and information. And we were able to do that in a way that is totally unique and native to the platform.”
– Candace Lill, Senior Media Strategist, Dell
To earn the trust of IT decision makers, Dell launched a holistic program with Reddit. With a suite of ad products at their disposal, Dell and Reddit leaned into Reddit iconography to create an award-winning campaign that resonated with audiences. The program delivered click-through and view-through rates at more than 115% higher than benchmarks.
Oatly
“Creative and its ability to capture the attention of the user is at the core of every campaign put forward by the PHD and Oatly teams. Viewability and engagement are always key in defining success. However, the ability to attribute value to these metrics has always been a difficult one for agencies.
With Reddit’s unique offering in the form of great value CPMs, low funnel traffic, highly engaged users and specific targeting it offered the perfect stage for Oatly to showcase its ability to capture users attention and utilize that to its advantage over the course of the campaign. And what better way to do that than through the innovative Megathread ad format, topped off with the enabling of all comments on the post, defining PHD and Oatly’s confidence in the platform, formats, audience and creative’s ability to deliver to core campaign goals.”
– Anna Marsh, Global Digital Manager, PHD Media
Oatly, the dairy alternative beverage brand, has big goals to shift eating habits of people across the globe, and knows that change doesn’t happen without conversations and discussions. To drive mass awareness among an across its target consumer audience, ranging in ages between 18 to 44, Oatly and its agency PHD Media developed marketing efforts across Reddit that generated conversation volume, engagement rates above benchmark, and converted website traffic.
Yes Milady!
“The campaign was so good that I put all our advertising budget into it and only sometimes tried other types of ads. It was a carousel with lots of Redditor interaction. In the end, I stopped all other forms of advertising in 2023 and focused all our advertising money on this ad with Reddit.”
– Aaron Rosenzweig, Co-Founder, Yes Milady!
For many small businesses, there is no room to waste any dollar spent on marketing or advertising. Yes Milady! reported that Reddit delivered a return on ad spend 7.5 times more than search and social media ad competitors utilized by Yes Milady!, the vegan food seasoning product. After engaging with interest groups on Reddit, the small brand pulled media from other channels and devoted its marketing budget solely to Reddit.

Caliber Fitness
“Discussion and community is at the core of Reddit, so it seemed like the perfect place to launch a marketing campaign for the free version of our Caliber app. We wanted to find users who would discuss the app online, share it with friends and family members, and also provide feedback on how we could improve it. Reddit has come through in all of these ways and more. Since launching the campaign, Reddit quickly became the most efficient paid acquisition channel for us.
Even better, we’ve discovered that our initial theory has proven itself out: we have seen an increasing amount of organic referral traffic from users talking about the app both online and offline. We’ve even seen Redditors recommending our app in other subreddits, so awareness of the Caliber app continues to grow on Reddit, even outside the boundaries of the paid marketing campaign. We couldn’t be happier with the performance of our Reddit campaign, and feedback from our own Reddit community has helped guide our development roadmap to make the app even better.”
– Justin Fauci, Co-Founder and CTO, Caliber Fitness
Caliber Fitness wanted to stand out from other fitness apps and engage directly with its core base of prospective customers. The growing business created a long-form post to speak with Redditors to outline the key differentiators of its fitness app. The transparent communication tactic resonated with audiences and proved to be an efficient paid channel for the brand.

How Reddit Works
Communities
A community on Reddit is called a “subreddit,” as it is a sub-community on Reddit. The terms community and subreddit can be used interchangeably. Communities have a name and a purpose, and are best described as a curated collection of conversations between community members.
Moderators
Communities are created and led by Redditors who we call moderators, volunteers who are motivated by their passion for a given topic or idea. Moderators are not employees of Reddit. They set the tone for their communities by defining a purpose, creating rules, starting conversations, and keeping conversations on topic while abiding by our Moderator Code of Conduct. Most communities have teams of moderators that work together to keep their communities organized and focused. In December 2023, we had an average of over 60,000 daily active moderators. Any Redditor can become a moderator either by joining an existing moderation team for a community they are a part of, or by starting a new community.
Rules
Moderators create and enforce rules that keep conversations aligned to the purpose of the community. Content can be removed from Reddit manually by the moderators or, in many cases, by using automated tools. For instance, communities about cats do not allow pictures of dogs, and question-centric communities only allow posts that are formatted as questions. We are investing in automated and configurable tools to help users post successfully and follow the community rules. Our Reddit team also leverages automated tools, including proactive spam detection and content labeling systems, that have allowed us to scale-up our platform and operations. In addition to community rules, Reddit employees also work to enforce the Reddit site-wide Content Policy.
Posts
Every community is filled with conversation prompts, which we call posts. Posts are made by community members who have something they would like to share with their community. Blocks of text, images, videos and web links are common mediums for posts. Every post is a bid for connection and interaction within the community.

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r/BuyItForLife
My 30 year old kitchen stove that is still used daily
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r/itookapicture
ITAP of this park bench.
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r/relationships
How do I (25M) support my newly paralyzed girlfriend (25F)?
My girlfriend was recently in a car crash and the outcome is not good.
The doctors ran their tests and scans. The results of those scans, not good. Her spinal cord was damaged in the T10 and it is a grade a. Which means she is paralyzed from the waist area down with no function.
This is a huge life changing thing for her. Before, she was a model, we played golf and tennis, ran, hiked and traveled a lot.
How do I support her through this?
TL;DR - My girlfriend was just paralyzed, how do I support her?
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Because posts on Reddit come in a variety of formats, communities on Reddit have many choices for how they can enable their members to engage in conversation. Communities have tools to determine which types of posts they allow in order to best align with their community purpose. Communities focused on discussion of news content might limit their communities to posting weblink posts to news publisher sites. Meme communities enable image and video posts to allow for the free flow of new visual ideas. Support communities often choose to focus on text, so that members can seek out and provide support for one another pseudonymously. Some communities allow all formats of post content.
The visibility of posts on the front page of a subreddit is determined by two factors:
•Rules—Does the post abide by the subreddit rules where it is being posted as well as Reddit’s Content Policy?
•Votes—Do members of the subreddit think that the post is interesting to other members?

Conversations
Every post on Reddit is a prompt for an unlimited number of conversations which are called comment threads. Comment threads are the mechanism by which community members converse with one another, sharing their feedback, related ideas, words of encouragement, critiques, or any other type of response to any post in the community. Redditors often describe comment threads as the most engaging part of the Reddit experience.

Conversation Threads

Discussions, AMAs, and conversations happen here

r/
What’s your favourite book you’ve read and why?
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u/dou••••••••••
The count of Monte Cristo. A fantastic tale of revenge and if it’s worth it.
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u/Dev••••••••••
I completely agree, this book is always a top recommend. The story of ultimate revenge is beautiful and sad. It will leave you just as broken as the characters in the book, and I love it for it.
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u/Poe••••••••••
What is revenge, if not the equal act?
A chance to smooth again a crooked line.
A deal you make with you yourself, a pact -
And what's the right for such a wrong as mine?
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Illustration of a conversation thread
The first comment on any post is structured as a direct reply to the post it is attached to, whether that be a comment answering the question posed in the post, or a funny joke relevant to the post, or a rebuttal debating the content of the post. Every subsequent comment submitted after the first can either be a reply to the original post, or a reply to any other comment on the post. Comments on Reddit are also subject to rules and votes similarly to posts. Because comments can be submitted as replies to any other visible comment, threads can grow to be any length of comment replies, and conversations can go infinitely deep and branch in a myriad of directions. This structure lets conversations unfold as naturally as conversations in real life.
Votes
Votes enable community members to collectively and anonymously participate in deciding what gets viewed and discussed in communities. Posts in a community are displayed in a ranked order list based on a calculation called the “Hot Score.” The “Hot Score” is a simple algorithm that relies on votes from Redditors to collaboratively rank posts. As time goes on, newer content has a higher multiplier keeping Reddit always up to date. Every post and comment on Reddit is displayed with two “voting” buttons that enable all members of a community to anonymously “upvote” or “downvote” each piece of content. Community members upvote posts and comments which they find to be value-additive and relevant to the community, and downvote posts and comments which are off-topic, offensive, or distracting. These votes, as well as a few other pieces of metadata such as the time that the post is made, are considered in the “Hot Score.”

Upvotes/Voting

If you appreciate content, give it a boost by upvoting

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r/RedditCommunity
Interesting anecdote about the image posted below
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Illustration of the upvote/downvote buttons
Search
Many users come to Reddit seeking information. Users that utilize third-party search engines can arrive at Reddit organically or even by appending “Reddit” to their searches for better results. Furthermore, Redditors can search directly on the platform by different types of content: posts, comments, people, communities, media (on mobile apps). Redditors can also filter and sort their searches in a myriad of ways, either by searching within specific communities or prioritizing results based on factors like relevance, newness, time period, or popularity, among others. For those who want to search for the latest trends on Reddit, activating the search bar will show a list of some of the most-searched things on Reddit in the last few hours. In December 2023, an average of over 35 million daily search queries happened directly on Reddit. As such, we recognize the importance of this motion, and have made significant investments designed to ensure that searches are relevant and drive deeper engagement. For example, we utilize machine learning for search ranking models to improve the overall user experience.
Karma
Karma reflects the cumulative number of upvotes (net of downvotes) a Redditor has received since joining the platform and is displayed on a Redditor’s profile, publicly available to everyone on the site. A Redditor’s karma reflects their community contributions and helps them build trust with others. As such, our karma system incentivizes Redditors to contribute to their communities by sharing trustworthy, on-topic, and thoughtful content, which gives Redditors confidence that our communities will be full of relevant and high quality posts and discussions.

Reddit Gold and Contributor Program
Reddit Gold is purchased by Redditors using real (fiat) money and can be awarded to other Redditors for a post or a comment – serving as a tool to celebrate good content and highlight it for others. While there is no monetary value associated with Gold, eligible Redditors who receive a qualifying amount of Gold and Karma can then participate in Reddit’s tiered Contributor Program to get payout in real (fiat) money. In this way, the Reddit Gold system empowers our users to reward quality content and incentivizes Redditors to go above and beyond in contributing to their communities, sharing their expertise, and coming up with creative and original content. Today, Gold can only be awarded on eligible content and cannot be used as a method of direct payment or compensation for other Redditors.
Reddit Avatars
Redditors can create cartoon versions of themselves, to put a face to their digital identity, which we refer to as Reddit Avatars. Reddit Avatars deepen engagement and offer another way for Redditors to express themselves. Redditors can customize their Reddit Avatars across a variety of vectors, including makeup, accessories, expressions, facial hair, face coverings, top, right hand accessory, left hand accessory, bottoms, hair color, hair style, hat, body color, and full body outfit. While a selection of Reddit Avatar customization options is always available to all Redditors, many have limited access—some accessories are only available to Reddit Premium users, some are only available for a short duration, and some are both—which creates a consistent stream of new Reddit Avatar content for all users. In July 2022, we launched Collectible Avatars, designed by artists who are paid for their customized Reddit Avatars, and where purchasers gain rights to use the designs on and off Reddit, which is enabled using blockchain technology. Through December 2023, over 30 million Reddit Avatars had been created.

Avatars

Customize Snoo avatar outfits and gear

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Explore
Face
Tops
Bottoms
Get in the Game
Drop Trooper
Glitch Streamer
Virtual E
Cook Off

Illustration of a Reddit Avatar

Reddit Premium
Reddit Premium is a subscription that offers users certain added benefits, including viewing ad-free content on our mobile applications and website, access to a members’ lounge, custom app icons, and exclusive customization of Reddit Avatars.
Our Community Values
Our Community Values existed long before they were written down. In addition to helping guide product and strategy decisions, they capture the idealism within Reddit that both we and our users love.
Remember the Human
We believe Reddit is the most human place on the internet. It is powered by the creativity, passion, and generosity of the people who spend time on Reddit and make it their own. We respect Redditors and work hard to give them a place where self-expression can thrive and communities can achieve amazing things together.
We also remember that there are real people on the other side of the screen who lead full and complex lives. And often, when someone is struggling or in need of support, they come to Reddit to find help and understanding they cannot find elsewhere. We take this role seriously and aim to make Reddit a place where people can continue to find communities that accept and appreciate them for who they are.
Start with Community
Reddit succeeds when our communities succeed. When we build anything on Reddit, we start with community – evaluating ideas by how well they empower communities.
Reddit has evolved by decentralizing control and empowering communities to create the spaces that work for them, spaces that have become some of the most selfless, ingenuitive, funny, and enriching communities on the internet. We trust communities to know what works best for them and give them the autonomy to make decisions for themselves.
Keep Reddit Real
Reddit is where people can be genuine. The humans of Reddit are a vast and diverse group of people, who come to the platform as their full, imperfect, human selves. This results in the type of candid, honest discussions you cannot have anywhere else and the vast breadth of communities that are found on Reddit. We present an authentic, unmanicured version of the world, and as long as being your unfiltered self is not hurting anyone or violating the Content Policy, then there is a place for you on Reddit.
We do not understand or agree with everything on Reddit (we are a vast and diverse group of people, too), and we do not try to conform Reddit to what we or other people think it should be. We do, though, try to create a space that is as real, complex, and wonderful as the world itself.
Privacy is a Right
Reddit stands for privacy. Redditors have complete control of their identity and are empowered to share as much or as little personal information as they want. Redditors do not reveal information about each other without permission, and Reddit does not use nonpublic information about Redditors without their consent.
We also let people know and control how we use their data. We run ads and use what people agree to share with us to show them ads we think they might be interested in (and yes, to make money), but we do not sell Redditors’ information.
Believe in the Good
Reddit reflects humanity. When people on Reddit come together around something they really care about, they can and will do extraordinary things. In our interactions, we try to give each other the benefit of the doubt and remember that most people—even when upset, frustrated, or misguided—are decent and reasonable, and will do the right thing given the right circumstances.
Believing in the good does not mean disbelieving the bad. But we believe most people come to Reddit because they genuinely want to contribute and feel a sense of belonging. If that is not happening, something is wrong and we will fix it. People are good, and if we empower them, the good will always outshine the bad.
Our Unique Three Layer Moderation Model
On Reddit, we have a unique governance model where everyone is governed by a set of rules, has the ability to vote and self-organize, and ultimately shares responsibility for how the platform works.

Layered Moderation and Safety

Community Voting

Redditors

- Upvote quality content
- Downvote content
- Reporting

Community Moderation

Moderators

- Community rules
- Action on user reports
- Community tools
- Automated community moderation

Platform Moderation

Reddit, Inc.

- Reddit Content Policy
- Action on user and moderator reports
- Automated platform moderation
- Spam filters
- Platform security

Moderation at the platform level is governed by our site-wide Content Policy, a set of fundamental rules set at the Reddit, Inc. level that everyone on Reddit must follow. These universal policies apply to all communities and disallow behaviors that are harmful and ruin the experience for Redditors. They are principles-based and include things most everyone can agree on, such as our prohibitions on harassment, sharing intimate images without consent, encouraging violence, revealing people’s private information, and other behaviors that have no place on our platform. We have technology and teams dedicated to monitoring for violations, as well as reviewing reports of potential violations from moderators and Redditors. Consequences for violating our site-wide Content Policy range in severity depending on the behavior, including warnings to loss of privileges (ability to contribute to community discussions or moderate communities), all the way to removal or bans from specific communities or from the entire platform. Reddit publishes a bi-annual Transparency Report that provides detailed insights and metrics about content that was removed from Reddit.
In addition to our Content Policy, each subreddit is semi-autonomous: communities abide by an agreed upon set of transparent rules created and enforced by moderators, who are fellow community members. Anyone can create a community, setting additional rules on top of our platform policies to foster the environment they want to be in. Our community moderation involves communities writing and enforcing their own rules that allow them to stay on topic, support their culture and values, and accomplish their goals. These rules are tailored to the unique needs of members, and tend to be far more specific than the site-wide rules the company sets. Community moderators are empowered to remove any post that does not follow the community rules, without any involvement or direction from

Reddit. We believe the self-moderation our Redditors do at this community level is a highly scalable approach to address the challenges of moderating content online. Below is an example of subreddit rules for r/  science.

Community Rules

Each community contains rules on posting content, etiquette, and other guidelines

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Rules
1. Must be peer-reviewed research
2. No summaries of summaries or rehosts
3. No editorialized, sensationalized, or biased titles
4. Research must be less than 6 months old
5. No off-topic comments, memes, low-effort comments or jokes
6. No abusive or offensive comments
7. Non-professional personal anecdotes will be removed
8. Criticism of published work should assume basic competence of the researchers and reviewers
9. Comments dismissing established findings and fields of science must provide evidence
10. No medical advice
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Finally, we believe it is vital that Redditors understand and participate in how content is ranked and displayed inside of communities. Our system is unique in the industry and we believe avoids many problems that come with more complex content ranking algorithms. Anonymous voting creates a single, shared view of community posts that enables all community members to see the same content and to build culture and consensus together. Therefore, each individual Redditor plays a crucial role, voting up or down on posts and comments. Through this system of voting, Redditors can accept or reject any piece of content. While most platforms have some version of the upvote function—an action to convey approval or agreement—we at Reddit see the additional downvote as equally important. The downvote is where community culture is made, through rejecting transgressive behavior or low-quality content. Reddit’s voting system turns every Redditor into a content moderator.
Promoting Both Open Expression and Safety on Reddit
Open expression and conversation are important for the health of society and our communities; our most difficult decisions involve balancing principles of speech and safety. But we strive to provide both on Reddit. The Reddit Content Policy is a platform-wide set of rules that apply to everyone on Reddit. While the rules protect the creativity of our communities and their ability to establish their own norms, the rules also make clear that everyone on Reddit has an expectation of safety and privacy. For example, Rule 1 states:
Remember the human. Reddit is a place for creating community and belonging, not for attacking marginalized or vulnerable groups of people. Everyone has a right to use Reddit free of harassment, bullying, and threats of violence. Communities and users that incite violence or that promote hate based on identity or vulnerability will be banned.
Reddit Safety teams have a range of enforcement options when dealing with individuals or communities that violate the rules. The teams can remove violating content, temporarily suspend, or permanently ban individual accounts from the platform. Where the issues involve an entire community and its behavior, the team can apply an increasing number of restrictions, ultimately culminating in a ban of the community itself as a last resort. Our teams do not take banning a community lightly. Any action against a community requires an understanding of whether the group’s behavior is furthering or impeding our mission of creating community and belonging. We have an internal cross-functional council that carefully evaluates the impact of our rules enforcement and debates each and every rule change while seeking valuable input from moderators in the communities as well as external stakeholders.
Our Offerings for Advertisers
Our strategy is to be the leader in contextual advertising. We offer a suite of products across the entire marketing funnel, which advertisers can use to achieve their goals, including top of funnel goals like building brand awareness to lower funnel goals like driving conversions, and have maintained a balance of revenue from brand and performance over time. We serve ads on Reddit across our mobile apps as well as our web applications (both mobile and desktop), with the majority of ad impressions served on our mobile apps during the year ended December 31, 2023.

Innovating with Velocity

2018 & 2019

Foundation

Reddit Redesign

Ad Server

Mobile Ads

Performance & Measurement

CPM/CPC/CPV Bidding

App Install Objective

Interest Targeting

Interest/Community Lookalikes

Reddit Conversion Pixel

Negative Keyword Targeting

Read API

OS Targeting

Community Category Packages

3P Conversion Lift & Attribution Measurement

3P Brand Lift & Foot Traffic Measurement

Formats & Packages

Video Ads Hybrid Landing Page

Community Category Takeovers

Frontpage Takeovers

2020

Performance & Measurement

Mobile App Post-Install Reporting (Postbacks)

Ad Level Optimization for CTR, Conversions, & App Install

Reddit Pixel Retargeting

Custom Audiences via LiveRamp

3P Brand & Conversion Measurement

Formats & Packages

Premium Trending Package

Promoted Ask Me Anything (AMAs)

Platform Ease of Use

Campaign Creation Revamp & Reporting Expansion

Safety

Inventory Types

3P Pre-Bid Brand Suitability w/ Oracle Data Cloud

2021

Performance & Measurement

Bid Recommendation

SkAdNetwork SDK

Carrier/Device Targeting

Expanded Location Targeting (i18n)

3P Viewability — MOAT

1x1 Image Pixel

Pixel: Custom Events & Metadata

Formats & Packages

Carousel Ads

First View Package

Conversation Placement

Platform Ease of Use

Audience Size Tool

Advanced Tooling (Bulk Edit & Import, Audience Manager)

Safety

Community Allowlist v2

Brand Safety Reporting

2022

Performance & Measurement

Reddit Engagement Retargeting

Custom Audience V2

Reddit Pixel Onboarding & Troubleshooting

Ad Level Optimizations for Video Views

Maximize Clicks

Auto App Suppression

Reddit Brand Lift

Reddit Conversion API

Formats

Video Spotlight

Vertical Video Takeover (Beta)

Mobile App Install Ad Format

Platform Ease of Use

Ads Credits Engine

Ads Manager UX Revamp

Ads Manager Live Chat & Help Center

Auction Results Forecasting

Multi-Currency Support

Ecosystem

Ads API Partner Network

2023

Performance & Measurement

Automated Ad Creative

Contextual & Behavioral Keyword Targeting

Expanded Interest Groups

Maximize Conversions

Maximize Installs

Lowest Cost for Conversions & Traffic (Beta)

Reddit Conversion LIft

3P Measurement w/ DoubleVerify

Formats

Promoted Community Post (Beta)

Promoted User Content (Alpha)

Lead Generation

Megapost (Beta)

Shopping

Catalog Manager

Product Ads

Dynamic Product Ads (Alpha)

Safety

Report an Ad

Platform Ease of Use

Credit Lines

Simple Create Campaign Flow

Campaign Lifetime Budgets

Audience Manager & Targeting Suggestions

Reddit Pixel Event Manager

Real-time Reporting

Organic Business Experience

Business Tools (Beta)

Official Badge (Beta)

Ecosystem

Expanded partner network

Ad Products
•Auction-Based Delivery. During the three months ended December 31, 2023, approximately 88% of our ad revenue was generated from advertisers buying ads in our auctions, over 50% of our ad revenue was generated from advertisers with performance-oriented objectives, and over 52% of our ad revenue came from customers in the technology and communications; business, legal, and finance; electronics and communication; and media and entertainment industries. Additionally, we saw strong year-over-year growth in our emerging verticals, such as automotive, retail, consumer packaged goods, pharmaceuticals, and food and beverage. We continue to diversify our customer base. In the three months ended December 31, 2023, technology and communications was our largest industry, though no customers from one industry constituted 15% or more of our revenue. During the three months ended December 31, 2023, more than half of all ad revenue was bid on a cost-per-click basis, where the advertiser is seeking an action-oriented outcome (e.g., traffic, install, conversion, signup). Furthermore, approximately 65% of our direct ad revenue came from our large customer sales business, which includes Fortune 500 companies and AdAge 200 customers with complex service models, and approximately 30% of our ad revenue came from mid-market and small- and mid-size business customers, respectively, during the three months ended December 31, 2023. We offer a variety of objective types for auction-based delivery, including awareness, traffic, conversions, video views, app installs, catalog sales, and lead generation. Advertisers can bid with cost per impression, cost per click, or cost per video view, depending on their objective type. Advertisers can use our auction-based advertising platform to bid the amount that corresponds to their performance goals, and reach their audience with a Promoted Post, which runs in personalized and community feeds or Conversation Placement. In addition to our placements, advertisers can select from a number of ad formats including: text, image, video, carousel, lead generation, product ads and more, as well as Reddit unique advertiser activations, such as Free-Form ads and Promoted AMAs. Our latest solutions harness Reddit’s high intent, deep consideration conversations about products and services and are designed to bring advertisers higher value customers. We recently introduced Shopping Ads to help e-commerce and retail advertisers find their customers across Reddit. We are currently testing dynamic Shopping Ads—where advertisers upload their product catalog and we do the rest—automatically generating ads from the catalog and aiming to serve the right product to the right user at the right time. We are also introducing Shopping Ads in contextually relevant spaces like Conversations so that advertisers can show up at the very point a consumer is making a purchase decision. In addition, we are developing solutions specific for other advertiser verticals. For example, in 2023 we launched Lead Generation ads that help business-to-business and business-to-consumer advertisers generate valuable leads with a native, in-product lead form.

Promoted Posts

Promote content within Home & community feeds with a simple-to-launch ad

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•Fixed Price, Guaranteed Delivery. For advertisers who are seeking high-impact placements with guaranteed reach, we offer our takeover products which are run during specific time periods (flighting) and are booked in 24 hour increments at a predefined rate. We offer advertisers the following options to increase their audience reach and brand visibility:
◦Reddit takeover—100% reach through the most visible placements on Reddit, including Home and Popular Feeds, Search, Trending Tile.
◦Front page takeover—100% reach on the top of the Home Feed and Popular Feeds.
◦Trending takeover—Reach Redditors through the top trends of the week and the Search Feed.
◦Category takeover—100% reach on top of the feed of top communities in a selected category.
Auction Technology
We began more meaningfully investing in our own ad technology and foundation in 2018 and have been building on that foundation since. Our advertising auctions are designed to allow us to match the right advertisers with the right audience in a way that maximizes the advertiser’s goals and the Redditor’s experience. We determine which ads to serve taking a variety of factors into account including the advertiser’s bid and the Redditor’s propensity to engage with the ad. Advertisers can choose from a variety of bid types including cost per impression, cost per click, and cost per video view. Starting in 2022, we introduced new automated bidding solutions. Maximize Clicks helps advertisers achieve the most ad clicks possible within a set budget. Maximize Conversions helps advertisers achieve the most conversions possible within their budget and using machine learning, adjusts bids for each and every impression based on a user’s likelihood of completing a conversion event. Maximize Installs automatically sets bids in order to get as many clicks as possible to an advertiser’s app store page, where users can subsequently install their mobile app.
Audience Reach
We offer advertisers four key options for finding audiences based on interests: Reddit Audiences, Custom Audiences, Demographics and Devices. Reddit’s core offering, used by the majority of our advertisers, is Reddit Audiences, which includes our unique contextual and interest-based, community and keyword options. Interest-based audience reach gives advertisers the option to find users based on their interests, determined by content they’ve recently interacted with, including Reddit communities. For example, Gaming is an interest group within which there are several sub-groups, such as RPG Games or Mobile Gaming. Keyword Targeting leverages the richness of Reddit’s contextual first-party data, along with behavioral attributes. Reddit is a place where people come to engage around their passions, answer their questions, or discover new interests. By offering advertisers the option to reach audiences using keywords that appear or are associated with content, we can deliver ads in places and to people that are highly relevant to them.

Reddit Audiences helps advertisers show up for their most relevant audience

Interest -> Relevant
Passionate hobbyists who seek out new techniques, trends, and ideas to expand their knowledge and push the boundaries of their skills

Communities -> Responsive
Hyper-engaged communities where members share ideas, provide feedback, and celebrate each other's achievements

Keywords -> Ready to convert
Researchers who are evaluating options, seeking recommendations and are ready to make a purchase

Interest
Communities
Keywords

Interest Group
ANIMALS
ART & DESIGN
AUTOMOTIVE
BUSINESS & FINANCE
ENTERTAINMENT
FAMILY & RELATIONSHIPS
FOOD & DRINK
GAMING
HEALTH
NEWS & EDUCATION
SPORTS
STYLE & FASHION
TECHNOLOGY
TELEVISION
TRAVEL
Example Communities
Beer & Spirits
Cooking
QSR
r/gifrecipes
r/mealprepsunday
Layer with
DEVICE
LOCATION

We rely on advanced AI and machine learning technologies to continuously enhance the quality of our Audience Reach products. At Reddit, we utilize advanced machine learning techniques across various stages of our advertising technology stack to enhance our Audience Reach solutions. Our primary focus is on Natural Language Processing (“NLP”) methods, which we employ to extract relevant keywords from our extensive text database, to determine they are safe and suitable for commercial audience reach purposes.
For Keyword Targeting, we consider a wide array of contextual signals, such as post titles, body content, and user comments, along with behavioral attributes, including the user’s engagement with specific content and keywords on Reddit. Our approach varies depending on the strength of contextual relevance. In instances where context is prominent, like on Conversation and Community pages, we tend to prioritize contextual matching. Conversely, on mixed Feeds covering diverse topics, we may lean towards behavioral signals.
Additionally, we may employ fuzzy matching of keywords (e.g., “Star Wars” becoming “Sci-Fi”) to optimize ad volume without compromising performance. Our machine learning techniques also power our keyword recommendations product, assisting users in expanding their keyword lists. We also employ machine learning to identify and prevent advertisers from reaching users based on sensitive keywords, safeguarding their well-being on our platform. For ad ranking and click prediction, our models leverage deep-learning methods to maximize clicks and conversions while minimizing costs for advertisers.
Advertisers can also use the Reddit Pixel, which measures the actions that Redditors take on an advertiser’s website after interacting with their ad on Reddit, and can also re-engage people who have already visited their website, and drive them further down the conversion funnel.
Measurement
Advertisers need to be able to understand the effectiveness of their investment when using our ad products beyond ad clicks. For a holistic view of the media impact of an advertiser’s ads on Reddit, we provide marketing science tools to help advertisers be seen and safe, build their brand, and grow sales and conversions through a variety of first party and third-party tools.
•Reach—To help advertisers understand if their reach was effective, we offer solutions such as Oracle Moat-verified viewability, audience verification through NCSolutions, and DoubleVerify for fraud.
•Resonance—To help advertisers understand what people think and feel after being exposed to their campaign on Reddit, we offer first and third-party solutions to run brand lift studies, including Reddit Brand Lift and industry-leading partners, such as Kantar.
•Reaction—To help advertisers understand the business-driven actions people take after being exposed to their ads, we offer a variety of tools, like the Reddit Pixel and Reddit Conversion API, to measure offsite events. We also offer Reddit Conversion Lift, a measurement product that enables advertisers to understand the incremental value that advertising on Reddit is providing their business—typically on the advertiser’s website, as well as many other partner solutions. For example, we offer Samba to measure TV viewership, Foursquare to measure in-store visits, NCSolutions to measure in-store purchases, and TransUnion for MTA. We also offer Reddit Brand Lift, which gauges the added effect of a campaign on brand perception through randomized controlled surveys overseen by Reddit’s in-house Marketing Science team.
Brand Safety
We take a layered and dynamic approach designed to ensure brands appear in only brand-suitable environments. In addition to our platform policies and human-moderated communities, we take additional steps to create brand-suitable environments in addition to offering several tools advertisers can implement based on their specific needs:
•Community Allowlist—Ads only run in communities that are deemed suitable for advertising. All communities are reviewed prior to showing ads; the allowlist is updated dynamically, powered by machine learning and human review.

•Reddit-wide Keyword Blocklist—Reddit applies both community and content guardrails for advertising. All post headlines on Reddit are scanned in order to ensure the content is suitable to appear next to advertising.
•Community Exclusion—In addition to Reddit’s community allowlist, advertisers have the ability to exclude communities from their campaign, withholding their ad from appearing in a specific community or list of communities. They can exclude up to 1,000 communities.
•Keyword Exclusion—In addition to the Reddit-wide keyword blocklist, advertisers have the ability to select custom keywords they do not want their brand to be adjacent to. They can exclude up to 1,000 keywords.
•Inventory Type—Offers advertisers additional control and flexibility over content types and audience reach. Advertisers can choose from three different inventory types: limited, standard, or expanded. All inventory types are held to Reddit’s content and advertising standards. When advertisers choose to run in limited inventory, we use Oracle Data Cloud’s contextual intelligence brand safety segments to scan the organic content around the ad. This technology provides pre-bid inventory filtering for dynamic user-generated content feeds, which we believe to be the first of its kind, and allows advertisers to add third-party validation for their ad placement on top of Reddit standards listed above.
Go-To-Market Approach
We built our advertising business by focusing on top U.S.-based advertisers, and over time we have expanded our focus towards mid-sized and smaller advertisers as well as new geographies. We have a diverse advertiser base across categories, this includes areas that both align with the largest number of active communities, such as technology, gaming, and media and entertainment, as well as areas that align with Reddit’s role in driving purchasing decisions, as indicated by strong our growth in newer verticals such as retail, automotive, and pharmaceuticals.
We have expanded our offerings, and today, we provide a managed service experience (where we assist advertisers in campaign strategy, set up, and execution), a hybrid service, and an unmanaged service, each tailored to our customers’ needs. Today in the Ads Manager we offer two distinct campaign creation flows. Simple Create is a streamlined build flow that makes it easy for small advertisers to launch an ad on Reddit with three simple steps. More sophisticated advertisers have the option to utilize Advanced Create where they can access our full suite of ads products and features. We continue to build and launch more automation and optimization into our advertising platform, to make it easier to get started, set bids, optimize creative, and manage campaigns in our advertising auctions. This allows smaller advertisers to access a simpler, scaled service model, as well as drive efficiency in serving large and mid-market customers. In addition, the evolution of our ads manager has enabled more advertisers to participate in a hybrid-service model, where they play an increased role in managing their Reddit campaigns, enabling internal teams to expand their coverage to a higher number of advertiser accounts. Our recent expansion of first party measurement has enabled more advertisers to quantify their conversion lift and brand lift from advertising on Reddit, and adjust their willingness to pay for the returns they see.
Large Advertisers. We have a team dedicated to delivering high service levels with the top-spending advertisers in North America, Europe, the Middle East, Africa, and Australia. This team is organized by verticals so that they can specialize and provide a consultative approach with recommendations rooted in deep knowledge pertaining to their category and our advertising solutions. Additionally, these advertisers typically work with large creative and media agencies, and we have a dedicated team who simultaneously works to develop annual spend commitments from the top advertising agency-holding companies. This provides a dual layer of relationship building to continue to grow our share of spend with these advertisers.
Mid-sized and Smaller Advertisers. As our advertising solutions have advanced, so has our ability to attract mid-sized and smaller advertisers, which we assist through our hybrid service model. These advertisers typically discover the Reddit advertising platform via direct sales, channel marketing, channel sales, and often have a direct and streamlined buying process. In addition, we actively move our highest potential self-serve advertisers into our hybrid service model to provide them with a more comprehensive service and to help them achieve even better results. This segment is typically high value goods and services companies with an annual ad spend in excess of $10 million. While many of these advertisers are focused on measuring their return on investment and are typically using advertising to drive conversions such as purchases or account sign-ups, they are also investing in brand awareness. These clients seek easy ways to scale optimizations in the ad platform to increase the performance of campaigns.
Self-service Advertisers. We have advertisers who do not engage with our sales team and instead directly use our self-serve ads platform, with a significant percentage of those advertisers using Simplified Campaign flow. These advertisers have smaller annual budgets and are typically looking to drive specific business results. These advertisers typically have started using our ads platform through familiarity with our consumer product or paid media. Today, this segment largely serves as a source of high-quality leads for our hybrid service, but in the future, we expect this segment to become a stand-alone offering. As we continue to build our self-serve advertising offering, these advertisers will be able to more easily and effectively reach their audiences and achieve their goals. We have recently launched tools focused on simplifying the campaign creation process with more automation and fewer clicks to get started to enable smaller advertisers to reach Redditors and maximize their return on investment on Reddit. Automation also provides benefits for servicing advertisers of all sizes.
International Advertisers. In 2020, we opened our first sales offices outside of the United States, in Canada and the UK. We have since grown these teams and have also opened up offices in Australia, Germany, and the Netherlands. For the three months ended December 31, 2023, approximately 50% of Redditors visited from outside of the United States, and $44.7 million of our revenue came from advertisers outside of the United States compared to $36.7 million in the same period in the prior year, representing growth of 22% and illustrating our significant international growth opportunity.
Ads Platform and Ads Technology
We began more meaningfully investing in our own ad technology and foundation in 2018. This platform is integrated into the overall Reddit technology stack to deliver ads to Redditors in a manner that is seamlessly integrated with their holistic Reddit experience. The ad formats used to show ads are native to Reddit, and match the organic content that is consumed by Redditors across various product surfaces like feeds and conversation pages.
•Ad Server for Delivery and Auction. Our ad delivery engine consists of a horizontally scaled-out “Ad Server” service that responds to real-time requests globally, in a high-availability and low-latency manner. The Ad Server contains an optimized representation of all ads running in the system at any point, along with all associated information needed to match ads with Redditors. A key part of the Ad Server logic is choosing which ad to serve to a Redditor for a given location on the app, in the common case where multiple ads are a match. To that end, the Ad Server runs a second price auction and takes into account various information corresponding to the matching ads (e.g., their bid type, bid value, remaining budget, etc.) and other computed information (e.g., probability of Redditor engagement, Redditor experience quality factors, etc.).
•Advertiser Experience Service. The ads platform has an Advertiser Experience Service that utilizes our operations and account teams to help run advertising campaigns. This service allows advertisers to define various campaign parameters (e.g., objective, audience reach, budget, bids, etc.), to create the ad creative itself, and then provides reporting and analytics on the delivery of those ads and the measured performance. This includes the resulting ad impressions, clicks, engagements and conversions. Our service is tightly integrated with our ad delivery and auction in order to allow for the created ad campaigns to “go live” on Reddit and behave as expected based on any eventual modifications made. Finally, the service has integrations with ad review processes, internal billing and finance systems, and external payment processors for advertiser billing.
•Advertiser Creative Services. We recently launched the “AI Headline Generator” which empowers advertisers with limited creative resources to quickly create multiple Reddit-friendly ad headlines through generative AI. Advertisers can simply provide their website and Reddit can dynamically generate multiple ad headlines for their campaign within the ads manager.
•Audience Reach. The audience reach subsystem of the ads platform involves both the Advertiser Experience Service and the Ad Server. Within our Advertiser Experience Service, our advertisers are able to select which Redditors their ads should potentially get delivered to. Multiple audience reach options are currently supported: interest, community, keyword, geography, custom audience and reengaging using the Reddit Pixel. Ad audience reach is assisted by our internal usage data and Redditor engagement model. This component also includes forecasting, which demonstrates the potential reach of the chosen settings. The audience reach component within the Ad Server is responsible for maintaining the data sets and software logic that implements the desired reach. The data sets contain pre-processed information that allows the Ad Server to implement the desired reach in real-time and with low request latency. Some key data sets include Reddit’s first-party data mapping Redditors to interests and communities based on our unique consumer engagement model.
•Measurement. The ads platform measures various aspects of an ad campaign’s performance, including reach, impressions, clicks, conversions and incrementality. We support both first-party and third-party measurement options. Our first-party measurement options include Reddit Brand Lift, which gauges the added effect on brand perception using randomized controlled surveys overseen by Reddit’s in-house Marketing Science team, as well as Reddit Conversion Lift, which analyzes the next steps taken by users after viewing a campaign on Reddit using Reddit Pixel, Conversions API and/or Mobile Measurement Partner integration. Reddit Conversion Lift analyzes campaign conversion metrics such as: app installs, page visits, leads, add-to-carts and purchases. Our third-party measurement options are built in partnership with industry partners such as Apple (SKAdNetwork), Oracle (Moat), DoubleVerify, NCSolutions, Kantar, TransUnion, and others, and works in conjunction with our first-party features to provide more detailed insight into campaign effectiveness. Metrics are reported to advertisers and are integrated into the ads platform.
•Brand Suitability. Our ads platform is built to support multiple brand safety capabilities for advertisers who may want varying degrees of control over adjacent content to their advertising placements. Our brand safety capabilities are split into two categories: Global (always-on for advertisers) and Custom (available to advertisers based on their specific needs).
◦Global brand safety capabilities: We only allow ads to run on specific product surfaces within Reddit properties that we deem safe for ads. Various approaches are used to select these surfaces: We only show ads inside communities that are on the “Community allow-list,” which is a list of Reddit communities that have been determined to be safe for ads. When showing ads on “mixed feeds” like our Home feed, which are feeds of content aggregated from various communities, we only show ads in specific locations where the adjacent content is from communities on the allow-list. Additionally, we only allow ads to appear in locations where the adjacent organic content has been scanned against a continuously updated keyword “blocklist.”
◦Custom brand safety capabilities: We offer several tools for advertisers who want to customize control beyond our global brand safety capabilities: Advertisers can provide a list of communities to explicitly exclude their ads from; advertisers can supplement the broader keyword blocklist with custom negative keywords; and advertisers can choose to filter out ad locations on Reddit which are adjacent to certain content categories based on Oracle Data Cloud’s contextual intelligence service.
Our Data and API Policies
Reddit has become one of the internet’s largest open archives of human experiences and Reddit data can be utilized in many ways – to both improve our platform and for commercial application. Since introducing our Data API in 2008, we have seen thousands of applications built – tools, and utilities dedicated to improving the user experience. While we recognize that many of our users enjoy using third-party applications that contribute to Reddit in many important ways, we also concluded that we needed to better manage infrastructure and opportunity costs – especially with commercial entities that require large-scale data use from our API.
To that end, we changed our Data API Terms in 2023 to enforce rate limits. Under our new terms, pricing is based on usage levels comparable to our own costs. Our Data API is free of charge at 100 queries per minute per

OAuth client and ten queries per minute if not using OAuth authentication. For third-party apps and other customer use cases that require higher usage limits, we are generally charging $0.24 per 1,000 API calls.
Research and Development
Our research and development organization is responsible for the design, development, testing, and delivery of new technologies, features, integrations, and improvements of our platform. It is also responsible for operating and scaling our platform. Our research and development organization consists of teams specializing in software engineering, Redditor experience, and product management. We intend to continue to invest in our research and development capabilities to expand our platform.
Identifying, hiring, developing, motivating, growing, and retaining highly skilled personnel for all areas of our organization remains a long-term priority for our company. In addition, our focus on Redditor generated content and community customization and innovation ensures that we can tap the creativity and talent of our whole Redditor base.
Building the Future of the Internet at Reddit
We believe that community and belonging are core human needs, and that people can use Reddit to fulfill those needs. We also understand that so many people find community and belonging at their place of work, and for that reason, we have been on a mission to build a culture at Reddit where each of our employees—whom we call Snoos—feels seen, heard, valued, and empowered to do the best work of their lives.
We believe that great companies are made by great people, and that the continued success of Reddit is contingent upon the talent we attract, retain, and develop. Snoos in over a dozen countries are working together to help us achieve our mission to bring community, belonging, and empowerment to the world. Although our Snoos are unique, they each have a few things in common: the skills to do their job well, the humility and confidence to learn and grow, the ability to remember the human in each decision they make, grit in challenging times, and a belief in the importance and attainability of our mission.
To bring community, belonging, and empowerment on Reddit, we believe that we must create it at Reddit first. It starts with our employees treating each other with respect through honoring our commitments and being kind, courteous, and professional to one another. Just as our users seek community to address needs around belonging, we cultivate that within our company via our Employee Resource Groups (ERGs). These groups represent Snoos who are veterans, BIPOC, LGBTQ+, of various abilities, women, and allies. We also host a range of less formal gatherings based on shared interests. Our Snoos often describe our work culture as fun, quirky, and a place where you can be your authentic self; this makes working at Reddit special and something that we believe to be a competitive advantage for us. To ensure that we continue to cultivate a strong workplace culture and make decisions that are best for our business, our users, and our Snoos, we have the following values to guide us:
•Reddit’s Mission First—Our mission is to bring community, belonging, and empowerment to the world. As we move towards this goal with different initiatives from different parts of the organization, it is important to remember that we’re in this together. We move forward with this one shared goal above all others.
•Make Something People Love—Our surest path to success is to make something people love.
•Evolve—Only by continually improving and learning will we succeed.
•Work Hard—Our mission is ambitious. It requires taking on and solving hard problems, and solving hard problems requires hard work. Nothing important is easy, and it is our firm belief that what we are working on is incredibly important. Each and every Snoo will have to give their best if Reddit is going to get to the next level.
•Default Open—The free flow of ideas and feedback is the lifeblood of a healthy organization, and Reddit must embrace it if we are to thrive.

As of December 31, 2023, we had 2,013 employees, including 1,619 in the United States. None of our employees are represented by a labor union or party to a collective bargaining agreement. We consider our relationship with our employees to be good.
Competition
We are competing for people’s time and for global advertising spend. As such, we face significant competition across many areas of our business. People may choose to spend their time using other products when looking to fulfill the needs Reddit provides, such as being entertained, seeking information, diving into current events, exploring passions and hobbies, or peer-to-peer commerce. Examples of select competitors across several time spent categories include:
•For Seeking Information—Google, Amazon, YouTube, Wikipedia, X, and other news sites. Some users are also turning to LLMs such as ChatGPT, Bard, and Anthropic.
•For Entertainment—Meta (including Facebook, Instagram, Threads, and WhatsApp), YouTube, Snap, X, TikTok, Roblox, and Twitch.
•For Passions and Hobbies—Facebook Groups, Discord, X, and Pinterest.
•For Peer-to-peer Commerce and User Economy—Facebook Marketplace, Nextdoor, Craigslist, Poshmark, Etsy, and Roblox.
Advertisers can also reach consumers via many other digital advertising platforms and channels. We compete directly with all other major advertising platforms as well as publishers including: Google, Meta, Snapchat, TikTok, Pinterest, and X. To compete effectively, we will need to enable advertisers to identify the audiences they wish to reach effectively and be able to accurately show the value of their investment. In addition, our data licensing offerings face competition from other sources of information, including news, publishing, entertainment, and social media.
Intellectual Property
Our success depends in part on our ability to protect our intellectual property and proprietary technologies. To protect our proprietary rights, we rely on a combination of intellectual property rights in the United States and other jurisdictions, including patents, trademarks, copyrights, trade secret laws, license agreements, internal procedures, and contractual provisions. We also enter into confidentiality and invention assignment agreements with our employees and contractors and sign confidentiality agreements with third parties. Our internal controls restrict access to proprietary technology.
As of December 31, 2023, we had 39 pending trademark applications and 331 trademark registrations around the world. We have also filed 105 copyright registrations on various graphical designs and have filed one utility patent application and two provisional patent applications in the United States as of December 31, 2023. We may not be able to obtain protection for our intellectual property, and our existing and future trademarks, copyrights, patents, and other intellectual property rights may not provide us with competitive advantages or distinguish our products and services from those of our competitors. Our applications may not result in the registered intellectual property, and any resulting issuances may have narrower scope than our applications. Additionally, our current and future trademarks, copyrights, patents, and other intellectual property rights may be contested, circumvented, or found unenforceable or invalid, and we may not be able to prevent third parties from infringing, misappropriating, or otherwise violating them. Our internal controls and contractual provisions may not always be effective at preventing unauthorized parties from accessing or obtaining our intellectual property, trade secrets, confidential information, and proprietary technologies.
Other companies and “non-practicing entities” that own patents, copyrights, trademarks, trade secrets, and other intellectual property rights related to the mobile, communication, media, internet, and other technology-related industries frequently enter into litigation based on allegations of infringement, misappropriation, and other violations of intellectual property or other rights. Third parties, including our competitors and non-practicing entities, have in the past and may in the future make claims from time to time that we have infringed, misappropriated, or otherwise violated their patents, trademarks, copyrights, trade secrets, or other intellectual property rights. We are party to agreements under which we are obligated to indemnify our customers and suppliers against such claims. As our business grows and competition increases, we will likely face more claims, oppositions, and disputes related to intellectual property and litigation matters. In addition, to the extent that we gain greater visibility and market exposure as a public company, we face a higher risk of being the subject of intellectual property infringement claims from third parties. See “Risk Factors—Risks Related to Cybersecurity, Information Systems, and Intellectual Property” for more information regarding risks related to our intellectual property and proprietary rights.
Our Facilities
Our corporate headquarters is located in San Francisco, California, where we lease approximately 48,000 square feet of office space pursuant to a lease agreement that expires in 2029, subject to the terms thereof. We lease additional offices in the United States and around the world, including in New York, Chicago, Los Angeles, London, and many more. All of our offices are located in areas of the globe where we can attract the best talent and our employees benefit from a space to be together when co-creating and working to achieve our mission.
We believe that our existing facilities are sufficient for our near-term needs. We believe that suitable additional alternative spaces will be available in the future on commercially reasonable terms, if required.
Reddit’s workplace philosophy is focused on providing versatility for employees while fostering a diverse and high-performing company culture. Our ability to recruit and retain top talent is bolstered by Reddit’s flexible work policy, which provides support and opportunities for employees to work remotely or in one of our offices. This strategy, in conjunction with our competitive compensation programs reflective of the cost of talent in high labor markets like the San Francisco, Bay Area, has created advantages that have contributed to the growth and strength of our company.
Regulation
We are subject to many U.S. federal and state and foreign laws, rules, and regulations, including those related to privacy, rights of publicity, data protection, content regulation, intellectual property, health and safety, competition, protection of minors, consumer protection, and taxation. These laws and regulations are constantly evolving and may be interpreted, applied, created, or amended, in a manner that could harm our business.
Furthermore, foreign data protection, privacy, consumer protection, content regulation, and other laws and regulations are often more restrictive than those in the United States. It is possible that certain governments may seek to block or limit our products or otherwise impose other restrictions that may affect the accessibility or usability of any or all our products for an extended period of time or indefinitely. We have a legal and a public policy team that monitor legal and regulatory developments in the United States, as well as globally, and communicates regularly with policymakers and regulators.
Legal Proceedings
We are currently involved in, and may in the future be involved in, legal proceedings, claims, and government investigations in the ordinary course of business, including claims for infringing, misappropriating, or otherwise violating intellectual property rights related to our products, including our API, and/or the content contributed by our Redditors. Although the results of these proceedings, claims, and investigations cannot be predicted with certainty, we do not believe that the final outcome of these matters is reasonably likely to have a material adverse effect on our business, financial condition, or results of operations. Regardless of final outcomes, however, any such proceedings, claims, and investigations may nonetheless impose a significant burden on management and employees and may come with costly defense costs or unfavorable preliminary and interim rulings.

MANAGEMENT
Executive Officers, Directors, and Director Nominee
The following table sets forth information regarding our executive officers, directors, and director nominee as of December 31, 2023:

Name	Age	Position(s)
Executive Officers
Steven Huffman	40	Chief Executive Officer, President, and Director
Jennifer Wong	48	Chief Operating Officer
Andrew Vollero	57	Chief Financial Officer
Christopher Slowe, Ph.D.	45	Chief Technology Officer
Benjamin Lee	56	Chief Legal Officer and Corporate Secretary

Non-Employee Directors and Director Nominee
Patricia Fili-Krushel	70	Director
Porter Gale	57	Director
David Habiger	54	Director and Chairperson of the Board of Directors
Robert A. Sauerberg	62	Director and Vice Chairperson of the Board of Directors
Michael Seibel	41	Director
Steven O. Newhouse(4)	66	Director Nominee
_______________
(1)Member of the audit committee.
(2)Member of the compensation and talent committee.
(3)Member of the nominating and corporate governance committee.
(4)Mr. Newhouse has been appointed to serve as a member of our board of directors effective upon the completion of this offering.
Executive Officers and Employee Director
Steven Huffman is our co-founder and has served as our Chief Executive Officer and President and as a member of our board of directors since July 2015. Prior to returning to Reddit, Mr. Huffman was the co-founder and Chief Technology Officer at Hipmunk, an online commercial travel company, from June 2010 to October 2015. From June 2005 to October 2009, Mr. Huffman co-founded Reddit and held a variety of leadership roles at the company. Mr. Huffman has served on the boards of directors of GameChanger Charity, a 501(c)(3) organization leveraging technology and innovation to improve the lives of hospitalized children, since December 2020, and Bishop Fox, a cybersecurity firm, since July 2019. He previously served on the board of directors of Vy Global Growth, a public blank check company organized for the purpose of effecting a business combination with one or more target businesses, from September 2020 to September 2022. Mr. Huffman received a Bachelor of Science in Computer Science from the University of Virginia. We believe Mr. Huffman is qualified to serve as a member of our board of directors because of the perspective and experience he brings as our co-founder and Chief Executive Officer.
Jennifer Wong has served as our Chief Operating Officer since April 2018. Prior to joining Reddit, Ms. Wong was the Chief Operating Officer and President of Digital at Time Inc., a mass media company, from January 2016 to February 2018. Ms. Wong also served as Chief Business Officer at POPSUGAR Inc., a media and technology company, from September 2011 to December 2015. She has served on the boards of directors of IMAX Corporation, a technology and entertainment company, since March 2023, Discover Financial Services, a banking and financial services company, since July 2019, and Marfeel Solutions, S.L., an advertising and marketing technology platform, since January 2016. She also worked as an Associate Partner at McKinsey & Company, a management consulting firm. Ms. Wong received a Master of Business Administration from Harvard Business School, a Master of Science in Engineering Economic Systems & Operations from Stanford University and a Bachelor of Science in Applied Mathematics from Yale University.
Andrew Vollero has served as our Chief Financial Officer since March 2021. Prior to joining Reddit, he served as Chief Financial Officer at Allied Universal, a provider of security, technological and professional services, from October 2018 to March 2021. From August 2015 to May 2018, Mr. Vollero served as the first Chief Financial Officer of Snap Inc., a camera and social media company. From September 2000 to August 2015, Mr. Vollero was employed at Mattel, Inc., a toy manufacturer, where he served as the Senior Vice President, Corporate Strategy, Development & Investor Relations from September 2005 to August 2015 and Division Chief Financial Officer, Senior Vice President, Finance and Strategy from September 2000 to September 2005. Mr. Vollero worked for PepsiCo and Yum Brands in various financial and operational roles from 1991 to 2000. Mr. Vollero received a Master of Science in Management from Oxford University and a Bachelor of Arts in Mathematics and Economics from Yale University.
Christopher Slowe, Ph.D., is our founding engineer and has served as our Chief Technology Officer since May 2017, after serving as our Director of Engineering from January 2016 to May 2017. Prior to returning to Reddit in December 2015, Dr. Slowe served as the Chief Scientist at Hipmunk from November 2010 to December 2015. From September 2005 to November 2010, Dr. Slowe held a variety of engineering leadership roles at Reddit. Dr. Slowe received a Ph.D. in Physics and a Bachelor of Arts in Physics and Math from Harvard University.
Benjamin Lee has served as our Chief Legal Officer since March 2022 and as our Corporate Secretary since October 2019. He previously served as our Executive Vice President of Legal and General Counsel from September 2019 to March 2022. Prior to joining Reddit, Mr. Lee served as General Counsel at Plaid Inc., a fintech company, from January 2018 to September 2019, and as Deputy General Counsel, Product at Airbnb, Inc., an online marketplace for travel and lodging rentals, from October 2016 to January 2018. From 2010 to 2016, Mr. Lee worked at Twitter, Inc., a social media company, where he served as Vice President of Legal and Deputy General Counsel. Mr. Lee has also held various roles at Google Inc., a technology company, NEC Laboratories America, a technological research company, and AT&T Corp., a telecommunications provider, and he has taught as an adjunct professor at Seton Hall University School of Law. He has also worked at the law firm White & Case, LLP, as well as at the Legal Aid Society. Mr. Lee received a Juris Doctor from Columbia Law School and a Bachelor of Science in Physics and Economics from Yale University.
Non-Employee Directors
Patricia Fili-Krushel has served on our board of directors since January 2022. From September 2018 to February 2021, Ms. Fili-Krushel served as the Chief Executive Officer at Coqual, a global, non-profit think tank and advisory group focused on diversity, equity, and inclusion. From January 2011 to November 2015, Ms. Fili-Krushel held various roles at Comcast Corporation, a global media and technology company, including Chair of the NBCUniversal News Group and an Executive Vice President. From April 2001 to December 2010, Ms. Fili-Krushel served as Executive Vice President, Administration at Time Warner Inc., a global media and entertainment company. Prior to her time at Time Warner, Ms. Fili-Krushel held various senior and executive roles for entertainment and media companies, including ABC Television, Disney ABC Television Group, Lifetime, HBO, and ABC Sports. Ms. Fili-Krushel has served on the boards of directors of Dollar General Corporation, a discount retailer, and Chipotle Mexican Grill, Inc., a restaurant chain, since October 2012 and March 2019, respectively. Ms. Fili-Krushel received a Master of Business Administration from Fordham Gabelli School of Business and a Bachelor of Science in Communication and Media Studies from St. John’s University. We believe Ms. Fili-Krushel is qualified to serve as a member of our board of directors because of her established experience in entertainment and media.
Porter Gale has served on our board of directors since May 2019. Ms. Gale served as Chief Marketing Officer at Joy, a wedding planning platform, from February 2023 to October 2023. From February 2019 to September 2021, Ms. Gale served as the Chief Marketing Officer at Personal Capital, an online financial management company. From April 2015 to January 2019, Ms. Gale helped build and grow Globality, an AI-driven SaaS platform and marketplace, as its Marketing General Manager and interim Chief Marketing Officer. Ms. Gale advised a variety of B2B and B2C firms from 2011 to 2015, including Accompany, Esri, fitmob, Headnote, Hint, Michael Mina,

N3twork, PubNub, RocketFuel, RouteHappy, Surf Air, UpLift, Vurb, and WePay. She served as the Vice President of Marketing at Virgin America, a U.S. airline company, from November 2007 to October 2011. Ms. Gale received a Master of Art in Documentary Filmmaking from Stanford University and a Bachelor of Science in Business Administration from Boston University. We believe Ms. Gale is qualified to serve as a member of our board of directors because of her established experience as an executive, advisor, and company builder.
David Habiger has served on our board of directors since November 2022 and as Chairperson of our board of directors since November 2023. Mr. Habiger has served as Chief Executive Officer and President of J.D. Power, a market research and data analytics company, since March 2018. He previously served as Chief Executive Officer at the software companies Textura Corporation, NDS Group, Ltd., and Sonic Solutions between 2005 and 2016. Mr. Habiger has served on the board of directors of a number of technology companies, including Stamps.com, Inc., a provider of internet-based postage services, from October 2016 to October 2021; Grubhub Inc., an online and mobile food ordering and delivery platform, from October 2016 to June 2021; Echo Global Logistics, Inc., a transportation management technology company, from December 2012 to November 2021; Control4 Corporation, a provider of home and business automation systems, from September 2012 to August 2019; and Xperi Corporation, a product and intellectual property licensing company, from December 2016 until it merged with TiVo Corporation to form Xperi Holding Corporation in June 2020. He then served as chairman of the board of directors of Xperi Holding Corporation until October 2022. Mr. Habiger also previously served on the board of directors of Noble Rock Acquisition Corporation, a public blank check company organized for the purpose of effecting a business combination with one or more target businesses, from January 2021 to December 2022. He has served as chairman of the board of directors of Xperi, Inc., a consumer and entertainment products licensing company, since October 2022, and has also served on the board of directors of the Federal Reserve Bank of Chicago since January 2020. From October 2012 to January 2020, Mr. Habiger served as a Senior Advisor at Silver Lake Partners, a private equity firm, and from January 2013 to October 2019, he was a Venture Partner at Pritzker Group, a venture capital firm. Mr. Habiger received a Master of Business Administration from the University of Chicago and a Bachelor of Business Administration from St. Norbert College. We believe Mr. Habiger is qualified to serve as a member of our board of directors because of his extensive experience as an executive leader of, advisor to, and investor in technology companies, and as a board member of public companies across numerous industries, as well as his deep understanding of business, operational, and financial matters.
Robert A. Sauerberg has served on our board of directors since April 2012 and as Vice Chairperson of our board of directors since November 2023. Mr. Sauerberg served as a President and Chief Executive Officer at Condé Nast, a premier media company, from January 2016 to May 2019, as President from January 2011 to December 2015, and as Group President, Consumer Marketing from January 2005 to December 2010. From January 2000 to December 2005, Mr. Sauerberg served as Chief Operating Officer at Fairchild Publications, a media publishing company. Mr. Sauerberg received a Master of Business Administration from Mercer University and a Bachelor of Science in Finance from University of Arkansas at Fayetteville. We believe Mr. Sauerberg is qualified to serve as a member of our board of directors because of his extensive leadership and executive experience.
Michael Seibel has served on our board of directors since June 2020. Mr. Seibel has served as a Group Partner at Y Combinator since October 2014, and has also served as the Managing Director of YC Early Stage since October 2016. From February 2012 to August 2012, Mr. Seibel served as Chief Executive Officer of Socialcam, Inc., a social media company, and from June 2007 to October 2011, he served as Chief Executive Officer of Justin.tv (now known as Twitch.tv), an online video broadcasting company. Mr. Seibel has served on the board of directors of Dropbox, Inc., a file hosting service, since November 2020. Mr. Seibel received a Bachelor of Arts in Political Science from Yale University. We believe Mr. Seibel is qualified to serve as a member of our board of directors because of his extensive leadership experience and deep knowledge of technology companies and his experience in investing in and advising technology companies.
Non-Employee Director Nominee
Steven O. Newhouse has been appointed to serve as a member of our board of directors, effective upon the completion of this offering. Mr. Newhouse is co-president of Advance, a private, family-held business that owns and invests in a broad range of companies across media, entertainment, communications, technology, education, and other sectors. Mr. Newhouse has served on the board of directors of Warner Bros. Discovery, Inc. a publicly traded global media and entertainment company, since April 2022. He served as an observer on the boards of directors of Discovery, Inc. from 2008 to 2022 and Reddit from 2011 to 2024. Mr. Newhouse also serves on the board of trustees of New York-Presbyterian Hospital. Mr. Newhouse received a Bachelor of Arts in American Studies from Yale University. We believe Mr. Newhouse is qualified to serve as a member of our board of directors because of his great depth of knowledge and experience regarding the media and entertainment business.
Family Relationships
There are no family relationships among any of our executive officers or directors.
Board Structure and Composition
Director Independence
Our board of directors currently consists of six members and will be increased to seven members effective upon completion of this offering. Our board of directors has determined that                 qualify as independent directors in accordance with the rules of the NYSE. Under the rules of the NYSE, the definition of independence includes a series of objective tests, such as that the director is not, and has not been for at least three years, one of our employees and that neither the director nor any of his or her family members has engaged in various types of business dealings with us. In addition, as required by the rules of the NYSE, our board of directors has made a subjective determination as to each independent director that no relationships exist that, in the opinion of our board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. In making these determinations, our board of directors reviewed and discussed information provided by the directors and us with regard to each director’s relationships as they may relate to us and our management.
Voting Arrangements
Pursuant to our current certificate of incorporation, our current directors were elected as follows:
•Mr. Seibel and Mr. Sauerberg were elected by the holders of our Series A convertible preferred stock;
•Mr. Huffman was elected by the holders of our Class A and Class B common stock, voting together as a single class; and
•Ms. Gale was elected by the holders of our Series A, Series B, Series C, and Series D convertible preferred stock, voting on an as-converted to Class B common stock basis and together as a single class with the holders of our Class A and Class B common stock.
Prior to the effectiveness of the registration statement of which this prospectus forms a part, Mr. Huffman and Advance are expected to enter into a voting agreement that will provide, among other things, that Mr. Huffman will be entitled to vote all of the securities beneficially owned by Advance and certain of its affiliates in favor of the directors designated by Advance and candidates nominated or identified by Mr. Huffman, in connection with any election of directors. See “Description of Capital Stock—Voting Agreement” for more information.
Governance Agreement
In connection with this offering, we intend to enter into a governance agreement with Advance and Mr. Huffman (the “Governance Agreement”) granting Advance, among other things, certain board and committee designation rights. Moreover, our amended and restated certificate of incorporation, which will be adopted immediately prior to the effectiveness of the registration statement of which this prospectus forms a part, will provide that the authorized number of directors may be changed exclusively by resolution of our board of directors or as provided in the Governance Agreement, which grants Advance approval rights with respect to any increase in the size of our board of directors that would cause our board of directors to consist of more than ten members. See “Certain Relationships and Related-Party Transactions—Governance Agreement” for more information.

Leadership Structure of the Board
Our amended and restated bylaws and corporate governance guidelines to be adopted immediately following the effectiveness of the registration statement of which this prospectus forms a part will provide our board of directors with flexibility to combine or separate the positions of chairperson of the board of directors and Chief Executive Officer and to implement a lead director in accordance with its determination regarding which structure would be in the best interests of our company.
Our board of directors has concluded that our current leadership structure is appropriate at this time. However, our board of directors will continue to periodically review our leadership structure and may make such changes in the future as it deems appropriate.
Role of Board in Risk Oversight Process
Risk assessment and oversight are an integral part of our governance and management processes. Our board of directors encourages management to promote a culture that incorporates risk management into our corporate strategy and day-to-day business operations. Management discusses strategic and operational risks at regular management meetings, and conducts specific strategic planning and review sessions during the year that include a focused discussion and analysis of the risks facing us. Throughout the year, senior management reviews these risks with the board of directors at regular board meetings as part of management presentations that focus on particular business functions, operations or strategies, and presents the steps taken by management to mitigate or eliminate such risks.
Our board of directors does not have a standing risk management committee, but rather administers this oversight function directly through our board of directors as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. While our board of directors is responsible for monitoring and assessing strategic risk exposure, our audit committee is responsible for overseeing our major financial risk exposures and the steps our management has taken to monitor and control these exposures. The audit committee also approves or disapproves any related person transactions. Our nominating and corporate governance committee monitors the effectiveness of our corporate governance guidelines. Our compensation and talent committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking.
Board Committees
Our board of directors has three standing committees: the audit committee; the compensation and talent committee; and the nominating and corporate governance committee. Each committee is governed by a charter that will be available on our website following completion of this offering.
Audit Committee
Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our audit committee will consist of                ,                , and                .                 will be the chairperson of our audit committee. The composition of our audit committee meets the requirements for independence under the rules of the NYSE and Rule 10A-3 of the Exchange Act. Each member of our audit committee is financially literate. In addition, our board of directors has determined that                 is an “audit committee financial expert” within the meaning of the SEC rules. This designation does not impose on such directors any duties, obligations, or liabilities that are greater than are generally imposed on members of our audit committee and our board of directors. Our audit committee is directly responsible for, among other things:
•appointing, retaining, compensating, and overseeing the work of our independent registered public accounting firm;
•assessing the independence and performance of the independent registered public accounting firm;
•reviewing with our independent registered public accounting firm the scope and results of the firm’s annual audit of our financial statements;

•overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the financial statements that we will file with the SEC;
•pre-approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•reviewing policies and practices related to risk assessment and management;
•reviewing our accounting and financial reporting policies and practices and accounting controls, as well as compliance with legal and regulatory requirements;
•reviewing, overseeing, approving, or disapproving any related person transactions;
•reviewing with our management the scope and results of management’s evaluation of our disclosure controls and procedures and management’s assessment of our internal control over financial reporting, including the related certifications to be included in the periodic reports we will file with the SEC; and
•establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls, or auditing matters, or other ethics or compliance issues.
Compensation and Talent Committee
Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our compensation and talent committee will consist of                ,                , and                .                will be the chairperson of our compensation and talent committee. Each of                     ,                , and                 is a non-employee director, as defined by Rule 16b-3 promulgated under the Exchange Act and meets the requirements for independence under the rules of the NYSE. Our compensation and talent committee is responsible for, among other things:
•reviewing and approving the compensation of our executive officers, including reviewing and approving corporate goals and objectives with respect to compensation;
•administering our equity incentive plans;
•reviewing and approving, or making recommendations to our board of directors with respect to, incentive compensation and equity plans;
•reviewing and recommending that our board of directors approve the compensation for our non-employee board members; and
•establishing and reviewing general policies relating to compensation and benefits of our employees.
Nominating and Corporate Governance Committee
Effective as of the date the registration statement of which this prospectus forms a part is declared effective by the SEC, the members of our nominating and corporate governance committee will consist of                ,            , and        .                 will be the chairperson of our nominating and corporate governance committee.                ,                , and                 meet the requirements for independence under the rules of the NYSE. Our nominating and corporate governance committee is responsible for, among other things:
•identifying and recommending candidates for membership on our board of directors, including the consideration of nominees submitted by stockholders, and on each of the board’s committees;
•reviewing and recommending our corporate governance guidelines and policies;
•reviewing proposed waivers of the code of business conduct and ethics for directors and executive officers;
•overseeing the process of evaluating the performance of our board of directors; and

•assisting our board of directors on corporate governance matters.
Code of Business Conduct and Ethics
In connection with this offering, our board of directors will adopt a code of business conduct and ethics that applies to all of our employees, officers, and directors, including our Chief Executive Officer and President, Chief Financial Officer, and other executive and senior financial officers. Upon completion of this offering, the full text of our code of business conduct and ethics will be posted on the investor relations section of our website. We intend to disclose future amendments to our code of business conduct and ethics, or any waivers of such code, on our website or in public filings.
Indemnification and Insurance
We maintain directors’ and officers’ liability insurance. Our amended and restated certificate of incorporation and amended and restated bylaws will include provisions limiting the liability of directors and officers and indemnifying them under certain circumstances. We have entered into indemnification agreements with all of our directors to provide our directors and certain of their affiliated parties with additional indemnification and related rights. See “Description of Capital Stock—Limitations on Liability and Indemnification Matters.”
Compensation Committee Interlocks and Insider Participation
None of our executive officers has served as a member of a compensation committee (or if no committee performs that function, the board of directors) of any other entity that has an executive officer serving as a member of our board of directors.

EXECUTIVE AND DIRECTOR COMPENSATION
Executive Compensation
This section discusses the material components of the executive compensation program for our named executive officers. Our named executive officers for 2023 were:
•Steven Huffman, Chief Executive Officer and President;
•Jennifer Wong, Chief Operating Officer; and
•Andrew Vollero, Chief Financial Officer.
This discussion may contain forward-looking statements that are based on our current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that we adopt following the completion of this offering may differ materially from the currently planned programs summarized in this discussion. As an “emerging growth company” as defined in the JOBS Act, we are not required to include a Compensation Discussion and Analysis section and have elected to comply with the scaled disclosure requirements applicable to emerging growth companies.
Summary Compensation Table
The following table presents all of the compensation awarded to or earned by or paid to our named executive officers for 2022 and 2023:

Name and Principal Position	Year	Salary	Bonus	Stock Awards	Option Awards	Non-Equity Incentive Plan Compensation	All Other Compensation	Total
		($)	($)	($)(1)	($)(1)	($)(2)	($)(3)	($)
Steven Huffman	2023	341,346	—	98,332,716	93,776,049	792,000	7,375	193,249,486
Chief Executive Officer and President	2022	200,000	125,000	—	—	—	7,375	332,375
Jennifer Wong	2023	583,820	—	45,696,176	45,736,084	506,880	7,375	92,530,335
Chief Operating Officer	2022	562,772	168,832	29,946,596	—	—	7,375	30,685,575
Andrew Vollero	2023	613,569	—	5,413,034	—	527,155	9,000	6,562,758
Chief Financial Officer	2022	600,000	180,000	—	—	—	9,000	789,000
________________
(1)Amounts reported represent (i) the grant date fair value of RSUs, PRSUs, and option awards granted to our named executive officers in the applicable year and (ii) the incremental fair value of modifications in the applicable year to PRSU awards held by our named executive officers (as determined based on the fair value of the PRSUs as of the date of modification or cancellation minus the fair value of the original award at the date of modification or cancellation), in each case, as computed in accordance with FASB Accounting Standards Codification Topic 718 (“ASC 718”), rather than amounts paid to or realized by the individual. The assumptions used in calculating the grant date fair value of the awards are described in Note 14—Stock-Based Compensation to our consolidated financial statements included in this prospectus.
(2)For 2023, amounts represent cash bonuses paid to our named executive officers under our 2023 executive bonus program, described under “Narrative to the Summary Compensation Table—2023 Annual Performance Bonuses” below.
(3)Amounts represents company matching contributions made under our 401(k) plan.
Narrative to the Summary Compensation Table
2023 Annual Base Salaries
Our named executive officers receive a base salary to compensate them for services rendered to us. The base salary payable to each named executive officer is intended to provide a fixed component of compensation reflecting the executive’s skill set, experience, role, and responsibilities. In June 2023, Mr. Huffman’s annual base salary was increased from $200,000 to $450,000, Ms. Wong’s annual base salary was increased from $562,772 to $600,000, and Mr. Vollero’s annual base salary was increased from $600,000 to $624,000.
Our board of directors and compensation and talent committee may adjust base salaries of our named executive officers from time to time in their discretion.
2023 Annual Performance Bonuses
We maintain an annual performance-based cash bonus program in which each of our named executive officers participated in 2023. Each named executive officer’s target bonus is expressed as a percentage of base salary, and for 2023 were as follows: Mr. Huffman: 125%; Ms. Wong: 60%; and Mr. Vollero: 60%.
For 2023, bonus opportunities were based on achievement of performance goals set by our board of directors relating to DAUq, revenue, and Adjusted EBITDA (weighted 40%, 40%, and 20%, respectively), each with threshold, target, and maximum performance levels. In            2024, our compensation and talent committee and board of directors determined that the 2023 DAUq, revenue, and Adjusted EBITDA performance goals were achieved at 225%, 77%, and 100% of their respective targets, resulting in an overall achievement level of 140.8%. The bonus amounts paid to our named executive officers under our 2023 bonus program are set forth above in the Summary Compensation Table in the column titled “Non-Equity Incentive Plan Compensation.”
Our compensation and talent committee and board of directors may adjust the target bonus opportunities of, or award discretionary bonuses to, our named executive officers from time to time in their discretion.
Equity Compensation
We have granted stock options and RSUs to our employees, including our named executive officers, in order to attract and retain them, as well as to align their interests with the interests of our stockholders. We have also granted Mr. Huffman and Ms. Wong PRSUs that vest based upon the achievement of performance-based and market-based conditions. In late 2023, however, we determined that most of the PRSUs were not providing the incentive initially intended, and, upon recommendation of our compensation and talent committee, our board of directors (with the assistance of its compensation consultant) and our major stockholders approved (i) cancelling all of the PRSUs for which performance had not already been achieved other than 662,447 PRSUs held by Mr. Huffman and granted in 2020 and 20,000 PRSUs held by Ms. Wong and granted in 2023 and (ii) the grant of new time- and liquidity event-based RSU awards, stock options, and premium-priced stock options as set forth in the table below and described in the paragraphs that follow.

Award Type	Exercise Price Per Share	Number of RSUs or Shares Underlying Options
		Steven Huffman	Jennifer Wong
RSUs	$—	2,990,511	1,462,028
At-the-Money Options	$25.29	2,990,511	1,462,028
Premium-Priced Options	$45.00	996,837	487,342
Premium-Priced Options	$60.00	996,837	487,343
Premium-Priced Options	$90.00	996,837	487,343
For Mr. Huffman’s RSU award and at-the-money option, half of the underlying shares are settleable or exercisable (as applicable) for shares of Class B common stock. All other shares underlying the awards are settleable or exercisable (as applicable) for shares of Class A common stock.
Each RSU award vests based on the satisfaction of both a service-based vesting condition and a liquidity event vesting condition. For each RSU award, the service-based vesting condition was satisfied as to 50% of the total RSUs on the grant date, and for the remaining 50% of the RSUs will be satisfied as to 1/20th of such remaining RSUs on each quarterly anniversary of November 20, 2023 for a five-year period, subject to continued service with us (which, for Mr. Huffman, must be service as our Chief Executive Officer or in such other position that is approved by our board of directors). The liquidity event vesting condition will be satisfied upon completion of this offering.
Each option has a maximum term of 10 years and vests and becomes exercisable as to 1/20th of the underlying shares on each quarterly anniversary of December 29, 2023, subject to continued service with us (which, for Mr. Huffman must be service as our Chief Executive Officer or in such other position that is approved by our board of directors).
We believe the awards provide baseline equity compensation to Mr. Huffman and Ms. Wong in line with market practice while strongly aligning their interests with the interests of our stockholders and encouraging stretch performance. The at-the-money options will only have value to the extent that the value of our common stock increases after the grant date, and the premium-priced options will only have value to the extent the value of our common stock exceeds the applicable $45.00, $60.00, or $90.00 per share exercise prices. As compared to the options, the RSUs provide more stable long-term incentive compensation because the value of the RSUs tracks the value of our common stock.
In February 2023, our board of directors extended to February 2030 the term of 562,447 PRSUs held by Mr. Huffman and 100,000 PRSUs held by Ms. Wong that had previously satisfied a performance-based vesting condition related to an annual revenue target, and which remain eligible to vest upon satisfaction of a liquidity-based vesting condition (which will be satisfied upon completion of this offering). In connection with the extension, Mr. Huffman and Ms. Wong were also granted an additional 112,489 and 20,000 PRSUs, respectively, that were eligible to vest based on the attainment of a market capitalization goal. Mr. Huffman’s 112,489 PRSUs were cancelled in December 2023 as described above, and Ms. Wong’s 20,000 PRSUs remain eligible to vest on the tenth trading day after our Class A common stock is first listed for trading in connection with this offering, subject to continued service through such tenth trading day, if our aggregate market capitalization exceeds $25.0 billion, where market capitalization is calculated by multiplying (A) the average closing price of our Class A common stock over the ten consecutive trading days after our Class A common stock is first listed for trading in connection with this offering by (B) the number of shares of our outstanding capital stock as of the completion of this offering.
In May 2023, our board of directors granted Ms. Wong an award of 48,712 RSUs, which vest based on the satisfaction of both a service-based vesting condition and a liquidity event vesting condition. The service-based vesting condition of the RSUs is satisfied as to 1/4th of the RSUs on each quarterly anniversary of February 20, 2023 over a one-year period, subject to continued service with us. The liquidity event vesting condition will be satisfied upon completion of this offering.
In February 2023, our compensation and talent committee granted Mr. Vollero an award of 129,898 RSUs, which vest based on the satisfaction of both a service-based vesting condition and a liquidity event vesting condition. The service-based vesting condition of the RSUs is satisfied as to 1/12th of the RSUs on each quarterly anniversary of February 20, 2023 over a three-year period, subject to continued service with us. The liquidity event vesting condition will be satisfied upon completion of this offering. In November 2023, our compensation and talent committee granted Mr. Vollero an additional award of 85,714 RSUs, which vest based on the satisfaction of both a service-based vesting condition and a liquidity event vesting condition. The service-based vesting condition of the RSUs is satisfied as to 1/8th of the RSUs on each quarterly anniversary of November 20, 2023 over a two-year period, subject to continued service with us. The liquidity event vesting condition will be satisfied upon completion of this offering.
In connection with this offering, we will adopt the 2024 Incentive Award Plan (the “2024 Plan”) in order to facilitate the grant of cash and equity incentives to directors, employees (including our named executive officers) and consultants of our company and certain of our affiliates and to enable us to obtain and retain services of these individuals, which is essential to our long-term success. The 2024 Plan will be effective on the date immediately prior to the date the registration statement relating to this offering becomes effective. For more information about the 2024 Plan, see “Equity Incentive Plans” below.

Retirement Benefits
We currently maintain a 401(k) retirement savings plan for our U.S. employees, including our named executive officers, who satisfy certain eligibility requirements. The Internal Revenue Code allows eligible employees to defer a portion of their compensation, within prescribed limits, on a pre-tax basis through contributions to the 401(k) plan. Currently, for each year we match 100% of the first $3,000 of each participant’s salary deferrals, and then 25% of the participant’s remaining deferrals, and these matching contributions are fully vested as of the date on which the contribution is made. We believe that providing a vehicle for tax-deferred retirement savings through our 401(k) plan, and making fully vested matching contributions, adds to the overall desirability of our executive compensation package and further incentivizes our employees, including our named executive officers, in accordance with our compensation policies.
Perquisites and Other Personal Benefits
We determine perquisites on a case-by-case basis and will provide a perquisite to a named executive officer when we believe it is necessary to attract or retain the named executive officer. In 2023, we did not provide any perquisites or personal benefits to our named executive officers not otherwise made available to our other employees.
Outstanding Equity Awards at Year-End
The following table presents information regarding outstanding equity awards held by our named executive officers as of December 31, 2023. Except as otherwise indicated in the footnotes to the table, each award covers shares of our Class A common stock.

	Option Awards						Stock Awards(1)
Name	Vesting Commencement Date	Grant Date	Number of Securities Underlying Unexercised Stock Options Exercisable	Number of Securities Underlying Unexercised Stock Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested
			(#)	(#)	($)		(#)	($)(1)	(#)(2)	($)(1)
Steven Huffman	7/9/2015	7/10/2015(3)	2,168,730	—	1.93	7/9/2025
	6/1/2016	6/1/2016(4)							562,447
	8/14/2020	8/14/2020(5)							662,447
	12/25/2023	12/25/2023(6)	—	2,990,511	25.29	12/25/2033
	12/25/2023	12/25/2023(6)	—	996,837	45.00	12/25/2033
	12/25/2023	12/25/2023(6)	—	996,837	60.00	12/25/2033
	12/25/2023	12/25/2023(6)	—	996,837	90.00	12/25/2033
	11/20/2023	12/25/2023(7)							2,990,511
Jennifer Wong	4/19/2018	6/12/2018(8)	1,111,453	—	5.35	6/11/2028
	6/1/2016	12/11/2019(4)							100,000
	2/20/2021	5/20/2021(9)							49,400
	4/19/2021	5/20/2021(10)	88,984	—	20.76	5/19/2031
	2/9/2023	2/9/2023(11)							20,000
	5/20/2022	3/24/2022(12)					453,148
	2/20/2023	5/4/2023(13)							48,712
	12/25/2023	12/25/2023(6)	—	1,462,028	25.29	12/25/2033
	12/25/2023	12/25/2023(6)	—	487,342	45.00	12/25/2033
	12/25/2023	12/25/2023(6)	—	487,343	60.00	12/25/2033
	12/25/2023	12/25/2023(6)	—	487,343	90.00	12/25/2033
	11/20/2023	12/25/2023(7)							1,462,028
Andrew Vollero	5/20/2021	5/20/2021(14)							800,000
	2/20/2023	2/8/2023(9)							129,898
	11/20/2023	11/1/2023(15)							85,714
________________
(1)Amounts are calculated by multiplying the number of RSUs and PRSUs shown in the table by the fair market value of our common stock as of December 31, 2023. As there was no public market for our common stock on December 31, 2023, we

have assumed that the fair market value on such date was $           per share, which represents the midpoint of the estimated price range set forth on the cover page of this prospectus.
(2)Represents RSUs that vest in whole or in part based on the achievement of liquidity event conditions and PRSUs that vest in whole or in part based on the achievement of performance conditions.
(3)The option vests as to 20% of the shares on the first anniversary of the vesting commencement date and as to 1/48th of the remaining shares on each monthly anniversary thereafter, subject to continued service with us. The option covers shares of Class B common stock.
(4)The RSUs were subject to a performance vesting condition based on achievement of an annual revenue target, which has been satisfied, and remain subject to a liquidity event vesting condition, which will be satisfied upon completion of this offering Mr. Huffman’s RSUs cover shares of Class B common stock.
(5)The PRSUs are subject to (x) a performance vesting condition based on the achievement of an average of 100 million average unique visitors per day over a continuous 30-day period on all user platforms hosted or developed by us, subject to continued service with us through the vesting date and (y) a liquidity event vesting condition, which will be satisfied upon completion of this offering. If the performance vesting condition is not met before the completion of this offering, the PRSUs will remain outstanding and eligible to vest if either of (and on the earlier of) the following occurs on or before August 14, 2024: (i) satisfaction of the performance vesting condition or (ii) our aggregate market capitalization exceeds $5.0 billion, where market capitalization is calculated by multiplying (x) the average closing price for our Class A common stock over a period of any ten consecutive trading days after our Class A common stock is first listed for trading in connection with this offering by (y) the number of shares of our outstanding capital stock as of the completion of this offering, subject to continued service with us through such tenth trading day. Notwithstanding the foregoing, if we undergo a change in control transaction on or before August 14, 2024, then all of the PRSUs will forfeit unless the maximum purchase price payable to our stockholders in such transaction exceeds $5.0 billion in value, in which case the PRSUs will vest upon the closing of such transaction, subject to continued service with us through such date. The PRSUs cover shares of Class B common stock.
(6)The option vests and becomes exercisable as to 1/20th of the shares on each quarterly anniversary of the vesting commencement date, subject to continued service with us. For Mr. Huffman’s option with an exercise price of $25.29 per share, half of the underlying shares are Class B common stock.
(7)The RSUs vest based on the satisfaction of both a service-based vesting condition and a liquidity event vesting condition. The service-based vesting condition of the RSUs was satisfied as to 50% of the RSUs on the grant date, and for the remaining 50% of the RSUs will be satisfied as to 1/20th of such remaining RSUs on each quarterly anniversary of the vesting commencement date, subject to continued service with us. The liquidity event vesting condition will be satisfied upon completion of this offering. Half of Mr. Huffman’s RSUs cover shares of Class B common stock.
(8)The option vests as to 25% of the shares on the first anniversary of the vesting commencement date and as to 1/36th of the shares on each monthly anniversary thereafter, subject to continued service with us. The option may be exercised prior to vesting with any shares purchased subject to a right of repurchase by us at the original exercise price that lapses in accordance with the option’s vesting schedule.
(9)The RSUs vest based on the satisfaction of both a service-based vesting condition and a liquidity event vesting condition. The service-based vesting condition of the RSUs is satisfied as to 1/12th of the RSUs on each quarterly anniversary of the vesting commencement date, subject to continued service with us. The liquidity event vesting condition will be satisfied upon completion of this offering.
(10)The option vests as to 1/36th of the shares on each monthly anniversary of the vesting commencement date, subject to continued service with us. The option may be exercised prior to vesting with any shares purchased subject to a right of repurchase by us at the original exercise price that lapses in accordance with the option’s vesting schedule.
(11)The PRSUs are eligible to vest on the tenth trading day after our Class A common stock is first listed for trading in connection with this offering, subject to continued service with us through such tenth trading day, if our aggregate market capitalization exceeds $25.0 billion, where market capitalization is calculated by multiplying (A) the average closing price of our Class A common stock over the ten consecutive trading days after our Class A common stock is first listed for trading in connection with this offering by (B) the number of shares of our outstanding capital stock as of the completion of this offering; provided, however, that if such market capitalization valuation is not met as of the tenth trading following completion of this offering, such shares will be forfeited in full.
(12)The RSUs vest as to 1/20th of the RSUs on each quarterly anniversary of the vesting commencement date, subject to continued service with us.
(13)The RSUs vest based on the satisfaction of both a service-based vesting condition and a liquidity event vesting condition. The service-based vesting condition of the RSUs is satisfied as to 1/4th of the RSUs on each quarterly anniversary of the vesting commencement date, subject to continued service with us. The liquidity event vesting condition will be satisfied upon completion of this offering.
(14)The RSUs vest based on the satisfaction of both a service-based vesting condition and a liquidity event vesting condition. The service-based vesting condition of the RSUs is satisfied as to 27% of the RSUs on the one-year anniversary of the vesting commencement date and as to 1/16th of the RSUs on each quarterly anniversary thereafter, subject to continued service with us. The liquidity event vesting condition will be satisfied upon completion of this offering.

(15)The RSUs vest based on the satisfaction of both a service-based vesting condition and a liquidity event vesting condition. The service-based vesting condition of the RSUs is satisfied as to 1/8th of the RSUs on each quarterly anniversary of the vesting commencement date, subject to continued service with us. The liquidity event vesting condition will be satisfied upon completion of this offering.
For additional information regarding the 662,447 PRSUs held by Mr. Huffman see “Capitalization—Vesting of Outstanding CEO Equity Award at Certain Trading Prices.”
Executive Compensation Arrangements
Offer Letters
We have entered into amended and restated offer letters with each of our named executive officers, which provide for at-will employment and set forth the executive’s base salary, target variable compensation, and eligibility for employee benefits.
Change in Control and Severance Agreements
We have entered into change in control and severance agreements (each a a “Severance Agreement” and together, the “Severance Agreements”) with each of our named executive officers, which supersede and replace all existing change in control and severance benefits for them. Each named executive officer’s benefits under their Severance Agreement are described below. Payments and benefits under each Severance Agreement are contingent on the applicable executive timely providing us with (and not revoking) a general release of claims.
Mr. Huffman and Ms. Wong
In the event we terminate Mr. Huffman’s or Ms. Wong’s employment without “cause” or he or she resigns for “good reason” (in each case, as defined in the applicable Severance Agreement) other than during the period beginning three months before and ending 12 months after a change in control of the Company, in addition to any accrued obligations, the executive will be entitled to the following: (i) an amount equal to 12 months of his or her then-current base salary, (ii) payment or reimbursement of COBRA premiums for up to 12 months following the termination date, and (iii) 12 months of additional vesting for his or her outstanding equity awards that vest solely based on continued service to the Company. In the event we terminate Mr. Huffman’s or Ms. Wong’s employment without “cause” or he or she resigns for “good reason” during the period beginning three months before and ending 12 months after a change in control of the Company, in addition to any accrued obligations, the executive will be entitled to the following: (i) an amount equal to 18 months of his or her then-current base salary, (ii) a prorated target annual bonus for the year of termination, (iii) payment or reimbursement of COBRA premiums for up to 18 months following the termination date, and (iv) full vesting acceleration of his or her outstanding equity awards that vest solely based on continued service to the Company.
Mr. Vollero
In the event we terminate Mr. Vollero’s employment without “cause” or he resigns for “good reason” (in each case, as defined in his Severance Agreement) other than during the period beginning three months before and ending 12 months after a change in control of the Company, in addition to any accrued obligations, Mr. Vollero will be entitled to the following: (i) an amount equal to 12 months of his then-current base salary, (ii) 50% of his annual target bonus for the year of termination, and (iii) a cash payment equal to the cost of 12 months of COBRA premiums. In the event we terminate Mr. Vollero’s employment without “cause” or he resigns for “good reason” during the period beginning three months before and ending 12 months after a change in control of the Company, in addition to any accrued obligations, Mr. Vollero will be entitled to the following: (i) an amount equal to 12 months of his then-current base salary, (ii) 50% of his annual target bonus for the year of termination, or a prorated target annual bonus for the year of termination (whichever is greater), (iii) a cash payment equal to the cost of 12 months of COBRA premiums, and (iv) full vesting acceleration of his outstanding equity awards that vest solely based on continued service to the Company.

Equity Incentive Plans
2024 Incentive Award Plan
We intend to adopt the 2024 Plan, which will be effective on the date immediately prior to the date our registration statement relating to this offering becomes effective. The principal purpose of the 2024 Plan is to attract, retain and motivate selected employees, consultants and directors through the granting of stock-based compensation awards and cash-based performance bonus awards. The material terms of the 2024 Plan, as it is currently contemplated, are summarized below.
Share Reserve. Under the 2024 Plan,            shares of our Class A common stock will be initially reserved for issuance pursuant to a variety of stock-based compensation awards, including stock options, stock appreciation rights, or SARs, restricted stock awards, RSU awards, performance bonus awards, performance stock unit awards, dividend equivalents, or other stock or cash based awards, which includes           shares of our Class A common stock that remain available for grant of future awards under the 2017 Plan at the time the 2024 Plan becomes effective (which shares will cease to be available for issuance under the 2017 Plan at such time). The number of shares initially reserved for issuance or transfer pursuant to awards under the 2024 Plan will be increased by (i) the number of shares represented by awards outstanding under the Spiketrap Inc. Amended and Restated 2019 Equity Incentive Plan, the Dubsmash Inc. 2018 Stock Plan, the Spell, Inc. 2017 Stock Plan, our 2012 Stock Option and Grant Plan (as amended, the “2012 Plan”), and the 2017 Plan (such awards outstanding under such plans, the “Prior Plan Awards”) that become available for issuance under the counting provisions described below following the effective date of this offering and (ii) an annual increase on the first day of each fiscal year beginning in 2025 and ending in 2034, equal to the lesser of (A) 5% of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding year and (B) such smaller number of shares of stock as determined by our board of directors; provided, however, that no more than            shares of stock may be issued upon the exercise of incentive stock options.
The following counting provisions will be in effect for the share reserve under the 2024 Plan:
•to the extent that an award (including a Prior Plan Award) expires, lapses, or is terminated, converted into an award in respect of shares of another entity in connection with a spin-off or other similar event, exchanged for cash, surrendered, repurchased, cancelled, in any case, in a manner that results in the Company acquiring the underlying shares at a price not greater than the price paid by the participant or not issuing the underlying shares, such unused shares subject to the award at such time will be available for future grants under the 2024 Plan;
•to the extent shares are tendered or withheld to satisfy the grant, exercise price, or tax withholding obligation with respect to any award under the 2024 Plan or Prior Plan Award, such tendered or withheld shares will be available for future grants under the 2024 Plan;
•to the extent shares subject to stock appreciation rights are not issued in connection with the stock settlement of stock appreciation rights on exercise thereof, such shares will be available for future grants under the 2024 Plan;
•the payment of dividend equivalents in cash in conjunction with any outstanding awards or Prior Plan Awards will not be counted against the shares available for issuance under the 2024 Plan; and
•shares issued in assumption of, or in substitution for, any outstanding awards of any entity acquired in any form of combination by us or any of our subsidiaries will not be counted against the shares available for issuance under the 2024 Plan.
In addition, the sum of the grant date fair value of all equity-based awards and the maximum that may become payable pursuant to a cash-based award to any individual for services as a non-employee director during any calendar year may not exceed $           .

Administration. The compensation and talent committee of our board of directors is expected to administer the 2024 Plan unless our board of directors assumes authority for administration. The board of directors may delegate its powers to a committee, which, to the extent required to comply with Rule 16b-3, is intended to be comprised of “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act. The 2024 Plan provides that our board of directors or compensation and talent committee may delegate its authority to grant awards other than to individuals subject to Section 16 of the Exchange Act or officers or directors to whom authority to grant awards has been delegated.
Subject to the terms and conditions of the 2024 Plan, the administrator has the authority to select the persons to whom awards are to be made, to determine the number of shares to be subject to awards and the terms and conditions of awards, and to make all other determinations and to take all other actions necessary or advisable for the administration of the 2024 Plan. The administrator is also authorized to adopt, amend or rescind rules relating to administration of the 2024 Plan. Our board of directors may at any time remove the compensation and talent committee as the administrator and revest in itself the authority to administer the 2024 Plan. The full board of directors will administer the 2024 Plan with respect to awards to non-employee directors.
Eligibility. Awards under the 2024 Plan may be granted to individuals who are then our officers, employees or consultants or are the officers, employees or consultants of certain of our subsidiaries. Such awards also may be granted to our directors. However, only employees of our company or certain of our subsidiaries may be granted incentive stock options, or ISOs.
Awards. The 2024 Plan provides that the administrator may grant or issue stock options, SARs, restricted stock, RSUs, performance bonus awards, performance stock units, other stock or cash-based awards and dividend equivalents, or any combination thereof. Each award will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award.
•Nonstatutory Stock Options (“NSOs”) will provide for the right to purchase shares of our common stock at a specified price which may not be less than fair market value on the date of grant, and usually will become exercisable (at the discretion of the administrator) in one or more installments after the grant date, subject to the participant’s continued employment or service with us and/or subject to the satisfaction of corporate performance targets and individual performance targets established by the administrator. NSOs may be granted for any term specified by the administrator that does not exceed ten years.
•Incentive Stock Options (“ISOs”) will be designed in a manner intended to comply with the provisions of Section 422 of the Code and will be subject to specified restrictions contained in the Code. Among such restrictions, ISOs must have an exercise price of not less than the fair market value of a share of common stock on the date of grant, may only be granted to employees, and must not be exercisable after a period of ten years measured from the date of grant. In the case of an ISO granted to an individual who owns (or is deemed to own) at least 10% of the total combined voting power of all classes of our capital stock, the 2024 Plan provides that the exercise price must be at least 110% of the fair market value of a share of common stock on the date of grant and the ISO must not be exercisable after a period of five years measured from the date of grant.
•Restricted Stock may be granted to any eligible individual and made subject to such restrictions as may be determined by the administrator. Restricted stock, typically, may be forfeited for no consideration or repurchased by us at the original purchase price if the conditions or restrictions on vesting are not met. In general, restricted stock may not be sold or otherwise transferred until restrictions are removed or expire. Purchasers of restricted stock, unlike recipients of options, will have voting rights and will have the right to receive dividends, if any, prior to the time when the restrictions lapse, however, extraordinary dividends will generally be placed in escrow, and will not be released until restrictions are removed or expire.
•RSUs may be awarded to any eligible individual, typically without payment of consideration, but subject to vesting conditions based on continued employment or service or on performance criteria established by the administrator. Like restricted stock, RSUs may not be sold, or otherwise transferred or hypothecated, until vesting conditions are removed or expire. Unlike restricted stock, stock underlying RSUs will not be issued until the RSUs have vested, and recipients of RSUs generally will have no voting or dividend rights prior to the time when vesting conditions are satisfied.
•Stock Appreciation Rights (“SARs”) may be granted in connection with stock options or other awards, or separately. SARs granted in connection with stock options or other awards typically will provide for payments to the holder based upon increases in the price of our common stock over a set exercise price. The exercise price of any SAR granted under the 2024 Plan must be at least 100% of the fair market value of a share of our common stock on the date of grant. SARs under the 2024 Plan will be settled in cash or shares of our common stock, or in a combination of both, at the election of the administrator.
•Performance Bonus Awards and Performance Stock Units are denominated in cash or shares/unit equivalents, respectively, and may be linked to one or more performance or other criteria as determined by the administrator.
•Other Stock or Cash Based Awards are awards of cash, fully vested shares of our common stock and other awards valued wholly or partially by referring to, or otherwise based on, shares of our common stock. Other stock or cash based awards may be granted to participants and may also be available as a payment form in the settlement of other awards, as standalone payments and as payment in lieu of base salary, bonus, fees or other cash compensation otherwise payable to any individual who is eligible to receive awards. The administrator will determine the terms and conditions of other stock or cash based awards, which may include vesting conditions based on continued service, performance and/or other conditions.
•Dividend Equivalents represent the right to receive the equivalent value of dividends paid on shares of our common stock and may be granted alone or in tandem with awards other than stock options or SARs. Dividend equivalents are converted to cash or shares by such formula and such time as determined by the administrator. In addition, dividend equivalents with respect to an awards subject to vesting will either (i) to the extent permitted by applicable law, not be paid or credited or (ii) be accumulated and subject to vesting to the same extent as the related award.
Any award may be granted as a performance award, meaning that the award will be subject to vesting and/or payment based on the attainment of specified performance goals.
Change in Control. In the event of a change in control, unless the administrator elects to terminate an award in exchange for cash, rights or other property, or cause an award to accelerate in full prior to the change in control, such award will continue in effect or be assumed or substituted by the acquirer, provided that any performance-based portion of the award will be subject to the terms and conditions of the applicable award agreement. In the event the acquirer refuses to assume or replace awards granted, prior to the completion of such transaction, awards issued under the 2024 Plan (other than any portion subject to performance-based vesting) will be subject to accelerated vesting such that 100% of such awards will become vested and exercisable or payable, as applicable. The administrator may also make appropriate adjustments to awards under the 2024 Plan and is authorized to provide for the acceleration, cash-out, termination, assumption, substitution or conversion of such awards in the event of a change in control or certain other unusual or nonrecurring events or transactions.
Adjustments of Awards. The administrator has broad discretion to take action under the 2024 Plan, as well as make adjustments to the terms and conditions of existing and future awards, to prevent the dilution or enlargement of intended benefits and facilitate necessary or desirable changes in the event of certain transactions and events affecting our common stock, such as stock dividends, stock splits, mergers, acquisitions, consolidations and other corporate transactions. In addition, in the event of certain non-reciprocal transactions with our stockholders known as “equity restructurings,” the administrator will make equitable adjustments to the 2024 Plan and outstanding awards.
Amendment and Termination. The administrator may terminate, amend or modify the 2024 Plan at any time and from time to time. However, we must generally obtain stockholder approval to the extent required by applicable law, rule or regulation (including any applicable stock exchange rule), and generally no amendment may materially and adversely affect any outstanding award without the affected participant’s consent. Notwithstanding the foregoing, an option may be amended to reduce the per share exercise price below the per share exercise price of such option on the grant date and options may be granted in exchange for, or in connection with, the cancellation or surrender of options having a higher per share exercise price without receiving additional stockholder approval.
No incentive stock options may be granted pursuant to the 2024 Plan after the tenth anniversary of the effective date of the 2024 Plan, and no additional annual share increases to the 2024 Plan’s aggregate share limit will occur from and after such anniversary. Any award that is outstanding on the termination date of the 2024 Plan will remain in force according to the terms of the 2024 Plan and the applicable award agreement.
2017 Equity Incentive Plan
Our board of directors originally adopted the 2017 Plan on July 10, 2017, and subsequently amended the 2017 Plan to increase the number of shares reserved for issuance, each of which was approved by our shareholders. The 2017 Plan is the successor to the 2012 Plan, which is described below. The 2017 Plan allows for the grant of incentive stock options to employees, including the employees of any subsidiary, and for the grant of nonstatutory stock options, restricted stock awards, and RSUs to employees, directors, and consultants, including employees and consultants of any parent, subsidiary, or affiliate. As of December 31, 2023, options to purchase 22,126,343 shares of our Class A common stock at a weighted-average exercise price per share of $21.74 (taking into account the premium-priced options held by Mr. Huffman and Ms. Wong), options to purchase 1,495,256 shares of our Class B common stock at an exercise price per share of $25.29, 24,907,021 RSUs and PRSUs covering shares of our Class A common stock, and 2,157,703 RSUs and PRSUs covering shares of our Class B common stock remained outstanding under the 2017 Plan. In connection with the effectiveness of the 2024 Plan, no further awards will be granted under the 2017 Plan. However, all outstanding awards will continue to be governed by their existing terms.
Plan Administration. Our board of directors has administered the 2017 Plan since its adoption. Our board of directors has full authority and discretion to take any actions it deems necessary or advisable for the administration of the 2017 Plan, and has the authority to select the service providers to whom awards will be granted, the number of shares subject to those awards, the terms and conditions of those awards and to construe and interpret the 2017 Plan.
Stock Options. Incentive stock options and nonstatutory stock options are granted under stock option agreements adopted by the board of directors. The plan administrator determines the exercise price for stock options, within the terms and conditions of the 2017 Plan, provided that the exercise price of a stock option cannot be less than 100% of the fair market value of our common stock on the date of grant. Options granted under the 2017 Plan vest based on vesting criteria specified in the stock option agreement as determined by the plan administrator.
RSU Awards. RSUs are granted under RSU award agreements adopted by the plan administrator. An RSU may be settled by cash, delivery of stock, or a combination of cash and stock as deemed appropriate by the plan administrator. Additionally, dividend equivalents may be credited in respect of shares covered by an RSU which may be paid in cash or shares. RSUs granted under the 2017 Plan vest based on vesting criteria specified in the RSU award agreement as determined by the plan administrator.
Performance Awards. Performance-based awards may contain vesting criteria set by our board of directors that are subject to the satisfaction of one or more performance goals as determined by our board of directors.
Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to the number and class of shares of our common stock that may be delivered under the 2017 Plan and/or the number, class, and price of shares covered by each outstanding stock award.
Corporate Transactions. The 2017 Plan provides that in the event of certain specified significant corporate transactions, generally including (i) a sale of all or substantially all of our assets, (ii) a merger, consolidation, or other similar transaction of the company with or into another entity, or (iii) a person or group becoming the beneficial owner of more than 50% of our then-outstanding voting power (subject to certain exclusions), each outstanding award will be treated as the plan administrator determines. Such determination may, without limitation, provide for one or more of the following: (A) the assumption, continuation, or substitution of such outstanding awards by the company, the surviving corporation, or its parent, (B) the cancellation of such awards in exchange for a payment to the recipients equal to the excess of the fair market value of the shares subject to such awards over the exercise price of such awards (if any), or (C) the cancellation of any outstanding awards for no consideration. If an acquirer in the transaction does not assume or replace awards outstanding under the 2017 Plan, stock options will become fully exercisable and RSUs will fully vest.
Transferability. Under the 2017 Plan, awards are generally not transferable (other than by will or the laws of descent and distribution), except as otherwise provided under the 2017 Plan or the applicable award agreements.
Plan Amendment or Termination. Our board of directors has the authority to amend or terminate the 2017 Plan, although certain material amendments would require the approval of our stockholders, and amendments that would materially and adversely affect the rights of any recipient would require the consent of such recipient with respect to his or her awards. In connection with the effectiveness of the 2024 Plan, no further awards will be granted under the 2017 Plan.
2012 Stock Option and Grant Plan
Our board of directors adopted, and our stockholders approved, the 2012 Plan on April 10, 2012, and it was subsequently amended. The 2012 Plan allows for the grant of incentive stock options to employees, including the employees of any parent or subsidiary, and for the grant of nonstatutory stock options, restricted stock awards, and RSUs to employees, directors, and consultants, including employees and consultants of any parent, subsidiary, or affiliate. As of December 31, 2023, options to purchase 7,213,522 shares of our Class B common stock at a weighted-average exercise price per share of $6.72 and 562,447 PRSUs covering shares of our Class B common stock remained outstanding under the 2012 Plan. In connection with the adoption of the 2017 Plan, we ceased granting awards under the 2012 Plan. However, all outstanding awards continue to be governed by their existing terms.
Plan Administration. Our board of directors or a duly authorized committee of our board of directors administers the 2012 Plan and the awards granted under it. Our board of directors may also delegate to one or more of our officers the authority to make awards under the 2012 Plan to employees and consultants, within parameters specified by our board of directors. Under the 2012 Plan, the board of directors has the authority to select the service providers to whom awards will be granted, the number of shares subject to those awards, and the terms and conditions of those awards, and to construe and interpret the 2012 Plan.
Changes to Capital Structure. In the event that there is a specified type of change in our capital structure, such as a stock split or recapitalization, appropriate adjustments will be made to the number and class of shares of our common stock that may be delivered under the 2012 Plan and/or the number, class, and price of shares covered by each outstanding stock award.
Corporate Transactions. The 2012 Plan provides that in the event of certain specified significant corporate transactions, generally including (i) a sale of all or substantially all of our assets, (ii) a merger, consolidation, or other similar transaction of the Company with or into another entity, or (iii) a person or group becoming the beneficial owner of more than 50% of our then-outstanding capital stock, each outstanding award will be treated as the plan administrator determines. Such determination may, without limitation, provide for one or more of the following: (A) the assumption, continuation, or substitution of such outstanding awards by the Company, the surviving corporation, or its parent, (B) the cancellation of such awards in exchange for a payment to the recipients equal to the excess of the fair market value of the shares subject to such awards over the exercise price of such awards (if any), or (C) the cancellation of any outstanding awards for no consideration. If an acquirer in the transaction does not assume or replace awards outstanding under the 2012 Plan, stock options will become fully exercisable and RSUs will fully vest.
Transferability. Under the 2012 Plan, the board of directors may provide for limitations on the transferability of awards, in its sole discretion. Awards are generally not transferable (other than by will or the laws of descent and distribution), except as otherwise provided under the 2012 Plan or the applicable award agreements.
Plan Amendment or Termination. Our board of directors has the authority to amend or terminate the 2012 Plan, although certain material amendments would require the approval of our stockholders, and amendments that would materially and adversely affect the rights of any recipient would require the consent of such recipient with respect to his or her awards. In connection with the adoption of the 2017 Plan, we ceased granting awards under the 2012 Plan.
2024 Employee Stock Purchase Plan
We intend to adopt the ESPP, which will be effective on the date immediately prior to the date the registration statement relating to this offering becomes effective. The ESPP is designed to allow our eligible employees to purchase shares of our common stock, at periodic intervals, with their accumulated payroll deductions. The ESPP is intended to qualify under Section 423 of the Code. The material terms of the ESPP, as it is currently contemplated, are summarized below.
Administration. Subject to the terms and conditions of the ESPP, our compensation and talent committee will administer the ESPP. Our compensation and talent committee can delegate administrative tasks under the ESPP to the services of an agent and/or employees to assist in the administration of the ESPP. The administrator will have the discretionary authority to administer and interpret the ESPP. Interpretations and constructions of the administrator of any provision of the ESPP or of any rights thereunder will be conclusive and binding on all persons. We will bear all expenses and liabilities incurred by the ESPP administrator.
Share Reserve. The maximum number of our shares of our Class A common stock which will be authorized for sale under the ESPP is equal to the sum of (i)                  shares of Class A common stock and (ii) an annual increase on the first day of each fiscal year beginning in 2025 and ending in 2034, equal to the lesser of (A)           % of the shares of common stock outstanding (on an as converted basis) on the last day of the immediately preceding fiscal year and (B) such number of shares of common stock as determined by our board of directors; provided, however, no more than                 shares of our Class A common stock may be issued under the ESPP. The shares reserved for issuance under the ESPP may be authorized but unissued shares or reacquired shares.
Eligibility. Employees eligible to participate in the ESPP for a given offering period generally include employees who are employed by us or one of our subsidiaries on the first day of the offering period. Our employees (and, if applicable, any employees of our subsidiaries) who customarily work less than five months in a calendar year or are customarily scheduled to work less than 20 hours per week will not be eligible to participate in the ESPP. Finally, an employee who owns (or is deemed to own through attribution) 5% or more of the combined voting power or value of all our classes of stock or of one of our subsidiaries will not be allowed to participate in the ESPP.
Participation. Employees will enroll under the ESPP by completing a payroll deduction form permitting the deduction from their compensation of at least 1% of their compensation but not more than 15% of their base compensation. Such payroll deductions may be expressed as either a whole number percentage or a fixed dollar amount, and the accumulated deductions will be applied to the purchase of shares on each purchase date. However, a participant may not purchase more than 100,000 shares in each offering period and may not accrue the right to purchase shares of common stock at a rate that exceeds $25,000 in fair market value of shares of our common stock (determined at the time the option is granted) for each calendar year the option is outstanding (as determined in accordance with Section 423 of the Code). The ESPP administrator has the authority to change these limitations for any subsequent offering period.
Offering. Under the ESPP, participants are offered the option to purchase shares of our common stock at a discount during a series of successive offering periods, the duration and timing of which will be determined by the ESPP administrator. However, in no event may an offering period be longer than 27 months in length.
The option purchase price will be the lower of 85% of the closing trading price per share of our common stock on the first trading date of an offering period in which a participant is enrolled or 85% of the closing trading price per share on the purchase date, which will occur on the last trading day of each purchase period within an offering period.
Unless a participant has previously cancelled his or her participation in the ESPP before the purchase date, the participant will be deemed to have exercised his or her option in full as of each purchase date. Upon exercise, the participant will purchase the number of whole shares that his or her accumulated payroll deductions will buy at the option purchase price, subject to the participation limitations listed above.

A participant may cancel his or her payroll deduction authorization at any time prior to the end of the offering period. Upon cancellation, the participant will have the option to either (i) receive a refund of the participant’s account balance in cash without interest or (ii) exercise the participant’s option for the current offering period for the maximum number of shares of common stock on the applicable purchase date, with the remaining account balance refunded in cash without interest. Following at least one payroll deduction, a participant may also decrease (but not increase) his or her payroll deduction authorization once during any offering period. If a participant wants to increase or decrease the rate of payroll withholding, he or she may do so effective for the next offering period by submitting a new form before the offering period for which such change is to be effective.
A participant may not assign, transfer, pledge or otherwise dispose of (other than by will or the laws of descent and distribution) payroll deductions credited to a participant’s account or any rights to exercise an option or to receive shares of our common stock under the ESPP, and during a participant’s lifetime, options in the ESPP shall be exercisable only by such participant. Any such attempt at assignment, transfer, pledge or other disposition will not be given effect.
Adjustments upon Changes in Recapitalization, Dissolution, Liquidation, Merger, or Asset Sale. In the event of any increase or decrease in the number of issued shares of our common stock resulting from a stock split, reverse stock split, stock dividend, combination, or reclassification of the common stock, or any other increase or decrease in the number of shares of common stock effected without receipt of consideration by us, we will proportionately adjust the aggregate number of shares of our common stock offered under the ESPP, the number and price of shares which any participant has elected to purchase under the ESPP and the maximum number of shares which a participant may elect to purchase in any single offering period. If there is a proposal to dissolve or liquidate us, then the ESPP will terminate immediately prior to the consummation of such proposed dissolution or liquidation, and any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our dissolution or liquidation. We will notify each participant of such change in writing prior to the new exercise date. If we undergo a merger with or into another corporation or sell all or substantially all of our assets, each outstanding option will be assumed or an equivalent option substituted by the successor corporation or the parent or subsidiary of the successor corporation. If the successor corporation refuses to assume the outstanding options or substitute equivalent options, then any offering period then in progress will be shortened by setting a new purchase date to take place before the date of our proposed sale or merger. We will notify each participant of such change in writing prior to the new exercise date.
Amendment and Termination. Our board of directors may amend, suspend, or terminate the ESPP at any time. However, the board of directors may not amend the ESPP without obtaining stockholder approval within 12 months before or after such amendment to the extent required by applicable laws.
Compensation Recovery (“Clawback”) Policy
Effective upon the completion of this offering, we will adopt a compensation recovery policy as required by Rule 10D-1 under the Exchange Act and the corresponding listing standard adopted by the NYSE. The policy generally will provide that if we are required to prepare an accounting restatement (including a restatement to correct an error that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period), we must recover from our current and former executive officers any incentive-based compensation that was erroneously received on or after the effective date of the policy and during the three years preceding the date we are required to prepare such accounting restatement. The amount required to be recovered will be the excess of the amount of incentive-based compensation received over the amount that otherwise would have been received based on the restated financial measure.
Director Compensation
In February 2022, we adopted our non-employee director compensation program (described below). Other than Patricia Fili-Krushel and David Habiger, none of our non-employee directors received any compensation in 2023 for their service on our board of directors.
In February 2023, we granted Ms. Fili-Krushel an award of 9,806 RSUs under the 2017 Plan covering Class A shares of common stock. The RSUs have a seven-year term and vest based on the satisfaction of service-based and liquidity-based vesting conditions. The service-based vesting condition is satisfied as to 50% of the RSUs on each of February 9, 2024 and February 9, 2025, subject to continued service with us. The liquidity-based vesting condition will be satisfied upon completion of this offering.
In connection with the commencement of his service on our board of directors, in February 2023, we granted David Habiger an award of 21,906 RSUs under the 2017 Plan covering Class A shares of common stock. The RSUs have a seven-year term and vest based on the satisfaction of service-based and liquidity-based vesting conditions. The service-based vesting condition is satisfied as to 50% of the RSUs on each of November 3, 2023 and November 3, 2024, subject to continued service with us. The liquidity-based vesting condition will be satisfied upon completion of this offering.
The following table sets forth all of the compensation earned by or paid to our non-employee directors in 2023 for their service on our board of directors. Mr. Huffman receives no additional compensation for his service as director, and his compensation as our Chief Executive Officer and President is set forth in the Summary Compensation Table above.
2023 Director Compensation Table

Name	Stock Awards ($)(1)	Total ($)
Patricia Fili-Krushel	229,460	229,460
Porter Gale	—	—
David Habiger	512,600	512,600
Paula A. Price(2)	—	—
Robert A. Sauerberg	—	—
Michael Seibel	—	—
________________
(1)The amount reported represents the grant date fair value of RSU awards granted in 2023 as computed in accordance with ASC 718, rather than amounts paid to or realized by the individuals. The assumptions used in calculating the grant date fair value of awards are described in Note 14—Stock-Based Compensation to our consolidated financial statements included in this prospectus.
(2)Ms. Price stepped down from our board of directors in February 2024.
The table below shows the aggregate numbers of option awards (exercisable and unexercisable) and RSUs held as of December 31, 2023 by each non-employee director, each of which covers Class A shares of common stock.

Name	Option Award Outstanding at Year End	Stock Awards Outstanding at Year End
Patricia Fili-Krushel	—	21,905
Porter Gale	—	—
David Habiger	—	21,906
Paula A. Price(1)	120,000	—
Robert A. Sauerberg	—	—
Michael Seibel	120,000	—
________________
(1)Ms. Price stepped down from our board of directors in February 2024.
Non-Employee Director Compensation Program
In February 2022, we adopted the “Director Compensation Program”, pursuant to which our non-employee directors will be eligible to receive cash compensation and equity awards for service on our board of directors.

Under the Director Compensation Program, commencing upon the closing of this offering, our non-employee directors will be eligible to receive cash compensation as follows:
•Each non-employee director will receive an annual cash retainer in the amount of $60,000.
•The chair of the audit committee will receive additional cash compensation in the amount of $25,000 per year for service on the audit committee.
•The chair of the compensation and talent committee will receive additional cash compensation in the amount of $20,000 per year for service on the compensation and talent committee.
•The chair of the nominating and corporate governance committee will receive additional cash compensation in the amount of $15,000 per year for service on the nominating and corporate governance committee.
All annual cash retainers will be paid quarterly in arrears promptly following the end of the applicable quarter, and prorated for partial service.
Each non-employee director may elect to receive all or a portion of their annual cash retainers in the form of RSUs under the 2024 Plan. Elections to convert annual cash retainers into RSUs must generally be made on or prior to December 31 of the year prior to the year in which the annual cash retainers are scheduled to be paid, or such earlier deadline as established by our board of directors or compensation and talent committee. Each individual who first becomes a non-employee director is permitted to elect to convert the annual cash retainer payments scheduled to be paid in the same calendar year into RSUs, provided that the election is made on or prior to the date the individual becomes a non-employee director. RSUs granted in lieu of the annual cash retainers will be fully vested on the grant date, and the number of RSUs will be determined by dividing the amount of the cash retainers that would otherwise be paid by the average closing trading price of our Class A common stock over the 60 trading days preceding the grant date. In addition, the Director Compensation Program provides that non-employee directors may elect to defer the settlement of such fully vested RSUs granted to them.
If a non-employee director is initially appointed to our board of directors before the closing of this offering, that director will be granted an award of a number of RSUs calculated by dividing (a) $600,000 by (b) the fair market value of a share of our Class A common stock as of the grant date, as determined by our board of directors. The initial award will vest as to one-half of the total RSUs on each anniversary of the date of the non-employee director’s appointment (provided that no portion of the award will vest prior to the completion of this offering), subject to continued service with us through each applicable vesting date.
If a non-employee director is initially appointed or elected to our board of directors following this offering, that director will automatically be granted an award of a number of RSUs calculated by dividing (a) $250,000 by (b) the average closing trading price of a share of our Class A common stock over the 60 trading days preceding the grant date. The initial award will vest as to one-third of the total RSUs on each anniversary of the grant date, subject to continued service with us through each applicable vesting date.
Each non-employee director who is serving immediately before and continues to serve immediately after each annual stockholder’s meeting will automatically be granted on the date of the annual stockholder’s meeting an award of a number of RSUs calculated by dividing (a) $250,000 by (b) the average closing trading price of a share of our Class A common stock over the 60 trading days preceding the grant date. Each annual award will fully vest on the earlier of (i) the first anniversary of the grant date, and (ii) immediately before our annual stockholder’s meeting following the grant date, subject to continued service with us through the applicable vesting date.
Each initial award and annual award of RSUs, along with any other equity-based awards held by any non-employee director that is subject to vesting, will fully vest upon a change in control of the company.
Arrangements with Advance
Robert A. Sauerberg has served as Advance’s designee to our board of directors. In this capacity, Mr. Sauerberg has been compensated by Advance, and his compensation arrangements provide for an incentive payment that is tied to certain liquidity events, including this offering and other conditions. In connection with this offering,

Mr. Sauerberg is expected to receive the incentive payment. Following the completion of this offering, Mr. Sauerberg will no longer be compensated by Advance for service on our board of directors.

CERTAIN RELATIONSHIPS AND RELATED-PARTY TRANSACTIONS
The following includes a summary of transactions since January 1, 2021 and any currently proposed transactions, to which we were or are to be a participant, in which (i) the amount involved exceeded or will exceed $120,000; and (ii) any of our directors, executive officers, or holders of more than 5% of our capital stock, or any affiliate or member of the immediate family of the foregoing persons or entities, had or will have a direct or indirect material interest, other than compensation and other arrangements that are described under “Executive and Director Compensation.”
We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that we would pay or receive, as applicable, in arm’s-length transactions.
Convertible Preferred Stock Financings
Series E Convertible Preferred Stock Financing
In February 2021, we entered into a Series E preferred stock purchase agreement with various investors, pursuant to which we issued and sold an aggregate of 12,195,638 shares of our Series E convertible preferred stock at a purchase price of $42.4742 per share for gross proceeds of $518.0 million in multiple closings. The first closing occurred in February 2021, at which time we issued 6,709,954 shares of our Series E convertible preferred stock for gross proceeds of $285.0 million. The second closing occurred in February 2021, at which time we issued 1,952,946 shares of our Series E convertible preferred stock for gross proceeds of $82.9 million. The third closing occurred in March 2021, at which time we issued 1,177,184 shares of our Series E convertible preferred stock for gross proceeds of $50.0 million. The fourth closing occurred in March 2021, at which time we issued 1,059,466 shares of our Series E convertible preferred stock for gross proceeds of $45.0 million. The fifth closing occurred in May 2021, at which time we issued 117,718 shares of our Series E convertible preferred stock for gross proceeds of $5.0 million. The sixth closing occurred in May 2021, at which time we issued 589,778 shares of our Series E convertible preferred stock for gross proceeds of $25.1 million. The seventh closing occurred in June 2021, at which time we issued 588,592 shares of our Series E convertible preferred stock for gross proceeds of $25.0 million.
The table below sets forth the number of shares of our Series E convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities, or immediate family members of the foregoing.

	Shares of Series E Preferred Stock	Aggregate Purchase Price
Name(1)	(#)	($)
Advance Magazine Publishers Inc.(2)	588,592	24,999,974
Tencent Cloud Europe B.V.(3)	2,354,370	99,999,982
Robert A. Sauerberg, Jr. 2002 Revocable Trust(4)	47,087	1,999,983
Entities affiliated with Sam Altman(5)	1,177,184	49,999,949
VYC19 Limited(6)	2,354,370	99,999,982
______________
(1)For more information regarding these stockholders and their equity holdings, see “Principal and Selling Stockholders.”
(2)Advance Magazine Publishers Inc. (“Advance”) beneficially owns more than 5% of our outstanding capital stock. Steven O. Newhouse, our director nominee, is currently, and was at the time of the Series E convertible preferred stock financing, co-president and a director of Advance Publications, Inc., the indirect parent company of Advance.
(3)Tencent Cloud Europe B.V. beneficially owns more than 5% of our outstanding capital stock.
(4)Robert A. Sauerberg is currently, and was at the time of the Series E convertible preferred stock financing, a member of our board of directors.
(5)Apollo Projects, L.P. and Apollo Projects SPV-A, L.P., together with their affiliates, collectively beneficially own more than 5% of our outstanding capital stock. Sam Altman is the managing director of Apollo Projects. He was, at the time of the Series E convertible preferred stock financing, a member of our board of directors.
(6)VYC19 Limited, together with its affiliates, beneficially owns more than 5% of our outstanding capital stock.

Series F and Series F-1 Convertible Preferred Stock Financing
In August 2021, we entered into a Series F preferred stock purchase agreement with various investors, pursuant to which we issued and sold an aggregate of 6,634,905 shares of our Series F convertible preferred stock at a purchase price of $61.7944 per share for gross proceeds of $410.0 million. In September 2021, we entered into an amended and restated Series F preferred stock purchase agreement with various investors, pursuant to which we issued and sold an aggregate of 5,104,017 shares of our Series F-1 convertible preferred stock at a purchase price of $61.7944 per share for gross proceeds of $315.4 million in multiple closings. The first closing occurred in September 2021, at which time we issued 2,029,306 shares of our Series F-1 convertible preferred stock for gross proceeds of $125.4 million. The second closing occurred in September 2021, at which time we issued 323,653 shares of our Series F-1 convertible preferred stock for gross proceeds of $20.0 million. The third closing occurred in September 2021, at which time we issued 2,103,750 shares of our Series F-1 convertible preferred stock for gross proceeds of $130.0 million. The fourth closing occurred in September 2021, at which time we issued 647,308 shares of our Series F-1 convertible preferred stock for gross proceeds of $40.0 million.
The table below sets forth the number of shares of our Series F convertible preferred stock and our Series F-1 convertible preferred stock purchased by our executive officers, directors, holders of more than 5% of our capital stock and their affiliated entities, or immediate family members of the foregoing.

	Shares of Series F Preferred Stock	Shares of Series F-1 Preferred Stock	Aggregate Purchase Price
Name(1)	(#)	(#)	($)
Advance Magazine Publishers Inc.(2)	—	16,182	999,957
Tencent Cloud Europe B.V.(3)	—	1,076,997	66,552,383
Entities affiliated with Fidelity(4)	6,634,905	—	409,999,974
Entities affiliated with Sam Altman(5)	—	161,828	10,000,064
VYC19 Limited(6)	—	404,569	25,000,099
_____________
(1)For more information regarding these stockholders and their equity holdings, see “Principal and Selling Stockholders.”
(2)Advance beneficially owns more than 5% of our outstanding capital stock. Steven O. Newhouse, our director nominee, is currently, and was at the time of the Series F convertible preferred stock financing, co-president and a director of Advance Publications, Inc., the indirect parent company of Advance.
(3)Tencent Cloud Europe B.V. beneficially owns more than 5% of our outstanding capital stock.
(4)FIAM Target Date Blue Chip Growth Commingled Pool, FIAM Target Date Large Cap Stock Commingled Pool, Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund, Fidelity Advisor Series I: Fidelity Advisor Large Cap Fund, Fidelity Advisor Series VII: Fidelity Advisor Technology Fund, Fidelity Blue Chip Growth Commingled Pool, Fidelity Blue Chip Growth Institutional Trust, Fidelity Canadian Growth Company Fund, Fidelity Capital Trust: Fidelity Flex Small Cap Fund - Small Cap Growth Subportfolio, Fidelity Central Investment Portfolios LLC:Fidelity U.S. Equity Central Fund - Communication Services Sub, Fidelity Concord Street Trust: Fidelity Founders Fund, Fidelity Concord Street Trust: Fidelity Large Cap Stock Fund, Fidelity Concord Street Trust: Fidelity Large Cap Stock K6 Fund, Fidelity Contrafund: Fidelity Advisor New Insights Fund - Sub A, Fidelity Contrafund: Fidelity Contrafund, Fidelity Contrafund: Fidelity Contrafund K6, Fidelity Contrafund: Fidelity Flex Opportunistic Insights Fund, Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund, Fidelity Contrafund Commingled Pool, Fidelity Destiny Portfolios: Fidelity Advisor Capital Development Fund, Fidelity Destiny Portfolios: Fidelity Advisor Diversified Stock Fund, Fidelity Founders Investment Trust, Fidelity Global Growth and Value Investment Trust - Sub A, Fidelity Global Innovators Investment Trust, Fidelity Growth Company Commingled Pool, Fidelity Hastings Street Trust: Fidelity Series Large Cap Stock Fund, Fidelity Insights Investment Trust, Fidelity Large Cap Stock Institutional Trust, Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund, Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, Fidelity NorthStar Fund - Sub D, Fidelity OTC Commingled Pool, Fidelity Puritan Trust: Fidelity Puritan Fund - Equity Sub B, Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund, Fidelity Securities Fund: Fidelity Flex Large Cap Growth Fund, Fidelity Securities Fund: Fidelity OTC K6 Portfolio, Fidelity Securities Fund: Fidelity OTC Portfolio, Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, Fidelity Securities Fund: Fidelity Small Cap Growth Fund, Fidelity Securities Fund: Fidelity Small Cap Growth K6 Fund, Fidelity Select Portfolios: Select Communication Services Portfolio, Fidelity Select Portfolios: Select Technology Portfolio, Fidelity Special Situations Fund, Variable Insurance Products Fund II: VIP Contrafund Portfolio,

Variable Insurance Products Fund IV: VIP Technology Portfolio, and Fidelity U.S. Growth Opportunities Investment Trust collectively beneficially own more than 5% of our outstanding capital stock.
(5)Apollo Projects SPV-B, L.P., together with its affiliates, beneficially owns more than 5% of our outstanding capital stock. Sam Altman is the managing director of Apollo Projects. He was, at the time of the Series F-1 convertible preferred stock financing, a member of our board of directors.
(6)VYC19 Limited, together with its affiliates, beneficially owns more than 5% of our outstanding capital stock.
Subleases
On October 18, 2017, we entered into a sublease agreement with Advance to lease approximately 15,200 square feet of office space in New York City, which agreement expired in 2022. Pursuant to this sublease, we recognized rent expense of $0.7 million and $0.5 million for the years ended December 31, 2021 and 2022, respectively.
On June 1, 2019, we entered into a sublease agreement with Advance, as amended on August 1, 2021 and January 1, 2023, to lease approximately 14,043 square feet of office space in Chicago, which agreement expires in 2024, subject to the terms thereof. Pursuant to this sublease, we recognized rent expense of $0.3 million for each of the years ended December 31, 2021 and 2022 and $0.5 million for the year ended December 31, 2023. Since January 1, 2024, rent expense recognized pursuant to this sublease was immaterial.
On July 21, 2021, we entered into a sublease agreement with Advance to lease approximately 47,800 square feet of office space in New York City, which agreement expires in 2028, subject to the terms thereof. We will be subject to total non-cancellable minimum lease payments of approximately $17.2 million over the term of the sublease beginning in 2022 if certain contingencies are met. Pursuant to this sublease, we recognized rent expense of $1.4 million and $3.1 million for the years ended December 31, 2022 and 2023, respectively. Since January 1, 2024, we recognized rent expense of $0.3 million pursuant to this sublease.
Our sublease agreements with Advance are negotiated in the ordinary course of business. Advance beneficially owns more than 5% of our outstanding capital stock. Steven O. Newhouse, our director nominee, is co-president and a director of Advance Publications, Inc., the indirect parent company of Advance.
Tender Offer
In April 2021, we conducted a tender offer for shares of our outstanding Class A and Class B common stock from certain of our employees, advisors, and directors and purchased an aggregate of 2,697,712 shares of our outstanding common stock at a purchase price of $42.4742 per share, for an aggregate purchase price of $114.6 million (the “2021 Tender Offer”).
The table below summarizes purchases of common stock from our executive officers and directors in the 2021 Tender Offer.

Name	Position	Shares of Common Stock	Aggregate Purchase Price ($)
Steven Huffman	Chief Executive Officer, President, and Director	396,762	16,852,148.54
Jennifer Wong	Chief Operating Officer	300,000	12,742,260.00
Christopher Slowe, Ph.D.	Chief Technology Officer	217,184	9,224,716.65
Porter Gale	Director	8,669	368,208.84
The 2021 Tender Offer was conducted to reward and incentivize employees, advisors, and directors and to provide liquidity.
Stock Repurchase
In March 2021, we repurchased an aggregate of 1,177,185 shares of our outstanding Class B common stock from Yishan Wong, who beneficially owns more than 5% of our outstanding capital stock, at a purchase price of $42.4742 per share, for an aggregate purchase price of $50.0 million.

Voluntary Conversion Agreement with Entities Affiliated with Fidelity
In August 2021, entities affiliated with Fidelity, which collectively beneficially own more than 5% of our outstanding capital stock, entered into a Voluntary Conversion Agreement with us, whereby such entities agreed to convert shares of Class B common stock (after giving effect to the Preferred Stock Conversion) into shares of Class A common stock at certain intervals. In particular, at the expiration of the lock-up period described elsewhere in this prospectus (the “Initial Conversion Date”), entities affiliated with Fidelity have agreed to convert from Class B common stock to Class A common stock an amount of shares equal to 10% of the total shares of Class A common stock outstanding as of such date (minus any shares of Class A common stock held by such entities on such date). Following the Initial Conversion Date, at the end of each quarter following the Initial Conversion Date, entities affiliated with Fidelity have agreed to convert an additional number of shares of Class B common stock into shares of Class B common stock an amount of shares that equal 10% of the total shares of Class A common stock outstanding as of such quarterly measurement date (in each case, minus the aggregate number of shares of Class A common stock held by such entities), until such time that an aggregate of 6,634,905 shares of Class B common stock have been converted into shares of Class A common stock.
Investors’ Rights Agreement
We are party to an amended and restated investors’ rights agreement with the purchasers of our outstanding convertible preferred stock and certain holders of our common stock, including certain of our directors and executive officers, holders of more than 5% of our capital stock and entities with which certain of our directors are affiliated. The holders of approximately 107,123,949 shares of our common stock, including shares of our common stock issuable upon the conversion of our outstanding convertible preferred stock, are entitled to rights with respect to the registration of their shares under the Securities Act. For a more detailed description of these registration rights, see “Description of Capital Stock—Registration Rights.”
Right of First Refusal
We are party to an amended and restated right of first refusal agreement with the purchasers of our outstanding convertible preferred stock and certain holders of our common stock, including certain of our directors and executive officers, holders of more than 5% of our capital stock, and entities with which certain of our directors are affiliated. Pursuant to this agreement, we have a right of first refusal relating to the shares of our common stock held by certain parties to the agreement, The amended and restated right of first refusal agreement will terminate in connection with this offering. In addition, pursuant to our equity plans, we have a right of first refusal relating to the shares of our capital stock that stockholders propose to sell in certain circumstances to other parties. Since January 1, 2021, we have waived our rights of first refusal under the amended and restated right of first refusal agreement and our equity plans in connection with the sale of certain shares of our capital stock, including sales or purchases by certain of our executive officers or holders of more than 5% of our capital stock.
Tax Return Filing and Sharing Agreement
We were party to a certain Tax Return Filing and Sharing Agreement (the “TSA”) with Advance Publications, Inc. (“AP”), the indirect parent company of Advance. Advance is our principal stockholder. Pursuant to the TSA, AP filed certain combined state and local income tax returns, which we were included in, and paid taxes with respect thereto. The TSA obligated us to pay AP certain amounts, which were generally intended to reimburse AP for the portion of such state and local taxes reported on AP’s combined returns that were attributable to us. The TSA expired as of December 31, 2021, after which we were no longer included in any of AP’s combined tax returns. In June 2023, we paid an aggregate of $0.2 million to AP to satisfy our accrued reimbursement obligation under the TSA for tax years 2015 through 2021.
Governance Agreement
In connection with this offering, we intend to enter into a governance agreement with Advance, our principal stockholder, and Steven Huffman, our Chief Executive Officer, President, and a member of our board of directors (the “Governance Agreement”), to provide Advance with certain control and approval rights.

Board of Directors
In the event that our board of directors determines to increase the size of the board of directors, any such increase that would cause our board of directors to consist of more than ten members will be subject to Advance’s prior written approval. Further, subject to certain limitations, no director can be selected as chairperson of our board of directors without the prior written approval of each of Advance and, for so long as he remains our Chief Executive Officer, Mr. Huffman.
Designation Rights
The Governance Agreement will require us to nominate two directors designated by Advance (the “Advance Designees”) at each applicable annual or special meeting of stockholders. Subject to certain limitations, Advance will have the exclusive right to replace its Advance Designees and fill any vacancies created by reason of death, removal, or resignation of its Advance Designees. Upon the termination of the Governance Agreement, each Advance Designee is obligated to immediately offer to tender their resignation from the board of directors. Upon Advance’s request, one Advance Designee shall be a member of each committee of our board of directors, other than the audit committee or any committee where the sole purpose of such committee is to address actual or potential conflicts of interest between us and Advance. Advance will also have the right to designate one nonvoting board observer, subject to such observer entering into an observer agreement setting forth confidentiality and other obligations.
Securities Issuances
Unless Advance provides its consent, we shall only be permitted to issue shares of Class A common stock, Class C common stock, or securities convertible solely into, exchangeable solely for, or containing a right to purchase solely, shares of Class A common stock or any other class or series of common stock with one or fewer votes per share, subject to limited exceptions.
Moreover, we will be required to obtain Advance’s prior written approval or consent to establish any new class of securities or to issue securities which, in the aggregate, represent more than 10% of the voting power of the securities beneficially owned by Advance and certain of its affiliates as of the completion of this offering. Notwithstanding the foregoing, we will not be required to obtain Advance’s separate approval to issue securities (i) upon the conversion of convertible securities previously approved by Advance pursuant to the foregoing sentence, (ii) to our employees pursuant to a customary employee equity plan, employee stock purchase plan, or similar stock purchase program, or (iii) to compensate Mr. Huffman, provided that any such issuance to our employees or to Mr. Huffman shall be approved by, or based on delegated authority granted by, our compensation and talent committee.
Additional Approval Rights
We will also be required to obtain Advance’s prior written approval or consent in order to:
•amend our amended and restated certificate of incorporation or amended and restated bylaws if such amendment would adversely affect Advance’s rights thereunder;
•effect or consummate a change of control transaction or any other merger, consolidation, business combination, sale, or acquisition that changes the rights or preferences of our security holders;
•effect the liquidation, dissolution, or winding up of our business operations;
•terminate, reduce, or enlarge the responsibilities of, or elect, appoint, or remove, our Chief Executive Officer; or
•submit to our stockholders any proposal to effect the conversion of all then-outstanding shares of our Class C common stock into an equivalent number of fully paid and non-assessable shares of Class A common stock, as set forth in our amended and restated certificate of incorporation or otherwise.

Standstill
During the term of the Governance Agreement, Advance and certain of its affiliates are prohibited from acquiring, directly or indirectly, beneficial ownership of our securities in excess of the percentage of our securities beneficially owned by Advance and such affiliates as of the completion of this offering, plus five percentage points. However, any acquisition of our securities (i) by way of stock splits, stock dividends, reclassifications, recapitalizations, or other distributions to all of our security holders on a pro rata basis, (ii) that is approved in advance by a majority of the independent directors of our board of directors, or (iii) by Mr. Huffman (in case Advance and Mr. Huffman are deemed a Group under Section 13D of the Exchange Act) shall not be counted towards determining if Advance or its affiliates have exceeded the percentage ownership cap.
Termination
The Governance Agreement will terminate upon the first to occur of (i) such date that Advance and certain of its affiliates cease to, in the aggregate, beneficially own at least 5% of the aggregate of the then-outstanding shares of our Class A and Class B common stock, (ii) the date (x) when Advance and certain of its affiliates cease to, in the aggregate, beneficially own at least 50% of the number of outstanding securities held by Advance as of the completion of this offering and (y) the then-outstanding shares of Class B common stock, in the aggregate, represents less than 7.5% of the aggregate of the then-outstanding shares of our Class A and Class B common stock, or (iii) the date that either we or Advance experience a change of control.
Other Transactions
We have entered into employment, offer letter, and change of control and severance agreements with our executive officers that, among other things, provide for certain compensatory and change in control benefits, as well as severance benefits. For a description of these agreements with our named executive officers, see “Executive and Director Compensation—Executive Compensation Arrangements.”
We have also granted stock options and RSUs to our executive officers and certain of our directors. For a description of these equity awards, see “Executive and Director Compensation—Equity Compensation.”
Director and Officer Indemnification
We have entered into indemnification agreements with certain of our current executive officers and directors, and intend to enter into new indemnification agreements with each of our current executive officers and directors before the completion of this offering.
Our amended and restated certificate of incorporation also provides that, to the fullest extent permitted by law, we will indemnify any officer or director of our company against all damages, claims, and liabilities arising out of the fact that the person is or was our officer or director, or served any other enterprise at our request as an officer or director. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.
Directed Share Program
At our request, the underwriters have reserved up to                 shares of our Class A common stock, or           % of the shares offered by us in this offering, for sale at the initial public offering price through a directed share program to eligible users and moderators on our platform and friends and family members of certain of our employees and directors. Current and former Reddit employees are not eligible. See “Underwriters—Directed Share Program.”
Related Person Transaction Policy
We have a written related person transaction policy, to be effective upon the completion of this offering, that applies to our executive officers, directors, director nominees, holders of more than 5% of any class of our voting securities and any member of the immediate family of, and any entity affiliated with, any of the foregoing persons. Such persons will not be permitted to enter into a related person transaction with us without the prior consent of our audit committee, or other independent members of our board of directors in the event it is inappropriate for our audit committee to review such transaction due to a conflict of interest. Any request for us to enter into a transaction with an executive officer, director, director nominee, principal stockholder, or any of their immediate family members or affiliates, in which the amount involved exceeds $120,000 must first be presented to our audit committee for review, consideration, and approval. In approving or rejecting any such proposal, our audit committee will consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, but not limited to, the commercial reasonableness of the terms of the transaction and the materiality and character of the related person’s direct or indirect interest in the transaction. All of the transactions described in this section occurred prior to the adoption of this policy.

PRINCIPAL AND SELLING STOCKHOLDERS
The following table contains information about the beneficial ownership of our common stock as of December 31, 2023, (i) immediately prior to the completion of this offering and (ii) as adjusted to reflect the sale of shares of our Class A common stock offered by this prospectus, assuming no exercise of the underwriters’ over-allotment option to purchase additional shares from us, by:
•each of our directors and director nominee;
•each of our named executive officers;
•all directors, director nominee, and executive officers as a group;
•each of the selling stockholders; and
•each person, or group of persons, known to us who beneficially owns more than 5% of our capital stock.
In accordance with the rules of the SEC, beneficial ownership includes voting or investment power with respect to securities and includes the shares issuable pursuant to stock options that are exercisable within 60 days of December 31, 2023 or issuable pursuant to RSUs or PRSUs which are subject to vesting and settlement conditions expected to occur within 60 days of December 31, 2023. Shares issuable pursuant to stock options, RSUs, or PRSUs are deemed outstanding for computing the percentage of the person holding such options, RSUs, or PRSUs but are not outstanding for computing the percentage of any other person.
We have based percentage ownership of our common stock before this offering on 12,203,717 shares of our Class A common stock, 121,821,636 shares of our Class B common stock, and no shares of our Class C common stock outstanding as of December 31, 2023, which includes 5,104,017 shares of Class A common stock and 67,917,432 shares of Class B common stock resulting from the Preferred Stock Conversion, as if this conversion had occurred as of December 31, 2023, but not giving effect to any voting proxies that will expire in connection with this offering. The percentage ownership of our common stock after this offering also assumes the foregoing and the issuance and sale of                 Class A common stock by us in this offering, and assumes no exercise of the underwriters’ over-allotment option. In addition, the percentage ownership of our common stock after this offering does not reflect any shares of Class A common stock that may be purchased in this offering or pursuant to our directed share program described in “Underwriters—Directed Share Program.” For further information regarding material transactions between us and certain of our stockholders, see “Certain Relationships and Related-Party Transactions.” Unless otherwise indicated, the address for each listed stockholder is: c/o Reddit, Inc., 303 2nd Street, South Tower, 5th Floor, San Francisco, California 94107. Except as indicated in the footnotes to the following table or pursuant to applicable community property laws, we believe, based on information furnished to us, that each stockholder named in the table has sole voting and investment power with respect to the shares set forth opposite such stockholder’s name.

	Shares Beneficially Owned Before this Offering				% of Total Outstanding	% Total Voting Power Before this Offering	Shares of Class A Common Stock Being Offered	Shares Beneficially Owned After this Offering				% of Total Outstanding	% Total Voting Power After this Offering
	Class A		Class B					Class A		Class B
Name of Beneficial Owner	Shares	%	Shares	%				Shares	%	Shares	%
Named Executive Officers, Directors, and Director Nominee:
Steven Huffman(1)	—	*	3,679,514	3.0%	2.7%	2.9%
Shares subject to voting proxy(2)	16,182	*	42,191,092	34.6%	31.5%	34.3%
Total	16,182	*	45,870,606	37.0%	33.7%	36.6%
Jennifer Wong(3)	1,710,066	12.4%	—	*	1.3%	*
Andrew Vollero(4)	—	*	—	*	*	*
Patricia Fili-Krushel(5)	—	*	—	*	*	*
Porter Gale(6)	111,331	*	—	*	*	*
David Habiger(7)	—	*	—	*	*	*
Robert A. Sauerberg(8)	—	*	47,087	*	*	*
Michael Seibel(9)	120,000	*	31,697	*	*	*
Steven O. Newhouse(10)	16,182	*	42,191,092	34.6%	31.5%	34.3%
All executive officers, directors, and director nominee as a group (11 persons)(11)	2,608,489	18.0%	46,468,494	37.3%	35.3%	37.1%
5% or Greater Stockholders:
Advance Magazine Publishers Inc.(12)	16,182	*	42,191,092	34.6%	31.5%	34.3%
Entities affiliated with Fidelity(13)	—	*	11,743,944	9.6%	8.8%	9.5%
Entities affiliated with Quiet Capital and Tacit Capital(14)	2,972,235	24.4%	6,610,551	5.4%	7.1%	5.6%
Entities affiliated with Sam Altman(15)	789,456	6.5%	11,369,103	9.3%	9.1%	9.3%
Entities affiliated with Tencent(16)	1,127,422	9.2%	14,320,372	11.8%	11.5%	11.7%
Entities affiliated with Vy Capital(17)	404,569	3.3%	6,792,080	5.6%	5.4%	5.6%
Selling Stockholders:
All selling stockholders who beneficially own, in the aggregate, less than 1% of our common stock
_______________
*Represents beneficial ownership of less than one percent of the shares of our common stock.
(1)Consists of (i) 1,510,784 shares of Class B common stock held in a revocable family trust of which Mr. Huffman is the trustee and (ii) 2,168,730 shares underlying options to purchase shares of Class B common stock that are exercisable within 60 days of December 31, 2023 and held in a revocable family trust of which Mr. Huffman is the trustee. Of the shares of common stock beneficially owned by Mr. Huffman, 1,510,784 shares of Class B common stock are pledged as collateral to secure personal indebtedness pursuant to a line of credit and security agreement effective May 2023. Does not include (i) 785,009 shares of Class A common stock pursuant to RSUs that are subject a service-based vesting condition, which has been or will be satisfied within 60 days of December 31, 2023, and a liquidity-based vesting condition, which will be satisfied upon completion of this offering, (ii) 785,009 shares of Class B common stock pursuant to RSUs that are subject a service-based vesting condition, which has been or will be satisfied within 60 days of December 31, 2023, and a liquidity-based vesting condition, which will be satisfied upon completion of this offering, (iii) 662,447 shares of Class B common stock pursuant to PRSUs that will vest if our market capitalization exceeds $5.0 billion for a ten-trading-day period following this offering, and (iv) 562,447 shares of Class B common stock pursuant to PRSUs that are subject to a performance-based vesting condition based on achievement of an annual revenue target, which has been satisfied, and a liquidity-based vesting condition, which will be satisfied upon completion of this offering. See “Executive and Director

Compensation—Outstanding Equity Awards at Year-End” and “Capitalization—Vesting of Outstanding CEO Equity Award at Certain Trading Prices” for more information.
(2)Consists of (i) 16,182 shares of Class A common stock and (ii) 42,191,092 shares of Class B common stock held by Advance Magazine Publishers Inc. (“Advance”). The board of directors of Advance Publications, Inc. (“AP”), the indirect parent company of Advance, makes all voting and investment decisions with respect to the Reddit shares held by Advance, subject to, except under limited circumstances, an irrevocable proxy held by Mr. Huffman pursuant to the terms of a voting agreement to be entered into between Mr. Huffman and Advance. See “Description of Capital Stock—Voting Agreement” for more information. The members of the board of directors of AP are Michael A. Newhouse, Steven O. Newhouse, Samuel I. Newhouse, III, Thomas S. Summer, and Victor F. Ganzi. Steven O. Newhouse, our director nominee, and each of the other directors of AP disclaims beneficial ownership over such Reddit shares. The address for Advance is c/o Advance Publications, Inc., One World Trade Center, New York, New York 10007.
(3)Consists of (i) 97,790 shares of Class A common stock, (ii) 1,200,437 shares underlying options to purchase Class A common stock that are exercisable within 60 days of December 31, 2023, (iii) 250,000 shares underlying options to purchase Class A common stock that are exercisable within 60 days of December 31, 2023 and held by the MorMa Trust dated June 22, 2021, over which Ms. Wong’s spouse has voting and dispositive power, and (iv) 161,839 shares of Class A common stock pursuant to RSUs that are subject to vesting and settlement conditions expected to occur within 60 days of December 31, 2023. Does not include (i) 865,677 shares of Class A common stock pursuant to RSUs that are subject to service-based vesting conditions, which have been or will be satisfied within 60 days of December 31, 2023, and liquidity-based vesting conditions, which will be satisfied upon completion of this offering, (ii) 20,000 shares of Class A common stock pursuant to PRSUs that will vest if our market capitalization exceeds $25.0 billion on the tenth consecutive trading day following this offering (and which will be forfeited in full if such market-based vesting condition is not achieved), and (iii) 100,000 shares of Class A common stock pursuant to PRSUs that are subject to a performance-based vesting condition based on achievement of an annual revenue target, which has been satisfied, and a liquidity-based event vesting condition, which will be satisfied upon completion of this offering. See “Executive and Director Compensation—Outstanding Equity Awards at Year-End” for more information.
(4)Does not include 620,680 shares of Class A common stock pursuant to RSUs that are subject to service-based vesting conditions, which have been or will be satisfied within 60 days of December 31, 2023, and liquidity-based vesting conditions, which will be satisfied upon completion of this offering. See “Executive and Director Compensation—Outstanding Equity Awards at Year-End” for more information.
(5)Does not include 17,002 shares of Class A common stock shares of Class A common stock pursuant to RSUs that are subject to service-based vesting conditions, which have been or will be satisfied within 60 days of December 31, 2023, and liquidity-based vesting conditions, which will be satisfied upon completion of this offering.
(6)Consists of 111,331 shares of Class A common stock, of which 9,479 shares were unvested and subject to repurchase by us.
(7)Does not include 10,953 shares of Class A common stock pursuant to RSUs that are subject to service-based vesting conditions, which have been or will be satisfied within 60 days of December 31, 2023, and liquidity-based vesting conditions, which will be satisfied upon completion of this offering.
(8)Consists of 47,087 shares of Class B common stock held by the Robert A. Sauerberg, Jr. 2002 Revocable Trust.
(9)Consists of (i) 120,000 shares underlying options to purchase Class A common stock that are exercisable within 60 days of December 31, 2023 and (ii) 31,697 shares of Class B common stock held by the Michael William Seibel Revocable Trust.
(10)Consists of the shares listed in footnote 12. Steven O. Newhouse, our director nominee, disclaims beneficial ownership over such shares.
(11)Consists of (i) 305,871 shares of Class A common stock beneficially owned by our current officers and directors, of which 9,479 shares are unvested and subject to repurchase by us, (ii) 2,140,779 shares underlying options to purchase Class A common stock that are exercisable within 60 days of December 31, 2023, (iii) 161,839 shares of Class A common stock pursuant to RSUs that are subject to vesting and settlement conditions expected to occur within 60 days of December 31, 2023, (iv) 43,795,660 shares of Class B common stock beneficially owned by our current officers and directors, and (v) 2,672,834 shares underlying options to purchase Class B common stock that are exercisable within 60 days of December 31, 2023. Includes shares of Class A common stock and Class B common stock held by Advance over which, except under limited circumstances, Mr. Huffman holds an irrevocable proxy, pursuant to the terms of a voting agreement to be entered into between Mr. Huffman and Advance. See “Description of Capital Stock—Voting Agreement” for more information. See footnote (13) for more information regarding Advance.
(12)Consists of (i) 16,182 shares of Class A common stock and (ii) 42,191,092 shares of Class B common stock held by Advance. The board of directors of AP, the indirect parent company of Advance, makes all voting and investment decisions with respect to the Reddit shares held by Advance, subject to, except under limited circumstances, an irrevocable proxy held by Mr. Huffman pursuant to the terms of a voting agreement to be entered into between Mr. Huffman and Advance. See “Description of Capital Stock—Voting Agreement” for more information. The members of the board of directors of AP are Michael A. Newhouse, Steven O. Newhouse, Samuel I. Newhouse, III, Thomas S. Summer, and Victor F. Ganzi. Steven O. Newhouse, our director nominee, and each of the other directors of AP disclaims beneficial ownership over such Reddit shares. The address for Advance is c/o Advance Publications, Inc., One World Trade Center, New York, New York 10007.

(13)Consists of (i) 77,915 shares of Class B common stock held by FIAM Target Date Blue Chip Growth Commingled Pool, (ii) 3,600 shares of Class B common stock held by FIAM Target Date Large Cap Stock Commingled Pool, (iii) 793,873 shares of Class B common stock held by Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund, (iv) 1,200 shares of Class B common stock held by Fidelity Advisor Series I: Fidelity Advisor Large Cap Fund, (v) 254,214 shares of Class B common stock held by Fidelity Advisor Series VII: Fidelity Advisor Technology Fund, (vi) 33,923 shares of Class B common stock held by Fidelity Blue Chip Growth Commingled Pool, (vii) 1,414 shares of Class B common stock held by Fidelity Blue Chip Growth Institutional Trust, (viii) 322,368 shares of Class B common stock held by Fidelity Canadian Growth Company Fund, (ix) 236,672 shares of Class B common stock held by Fidelity Central Investment Portfolios LLC:Fidelity U.S. Equity Central Fund - Communication Services Sub, (x) 200 shares of Class B common stock held by Fidelity Concord Street Trust: Fidelity Founders Fund, (xi) 3,600 shares of Class B common stock held by Fidelity Concord Street Trust: Fidelity Large Cap Stock Fund, (xii) 200 shares of Class B common stock held by Fidelity Concord Street Trust: Fidelity Large Cap Stock K6 Fund, (xiii) 157,749 shares of Class B common stock held by Fidelity Contrafund: Fidelity Advisor New Insights Fund - Sub A, (xiv) 1,043,950 shares of Class B common stock held by Fidelity Contrafund: Fidelity Contrafund, (xvi) 176,436 shares of Class B common stock held by Fidelity Contrafund: Fidelity Contrafund K6, (xvi) 59,496 shares of Class B common stock held by Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund, (xvii) 320,720 shares of Class B common stock held by Fidelity Contrafund Commingled Pool, (xviii) 5,200 shares of Class B common stock held by Fidelity Destiny Portfolios: Fidelity Advisor Capital Development Fund, (xix) 3,500 shares of Class B common stock held by Fidelity Destiny Portfolios: Fidelity Advisor Diversified Stock Fund, (xx) 500 shares of Class B common stock held by Fidelity Founders Investment Trust, (xxi) 4,109 shares of Class B common stock held by Fidelity Global Growth and Value Investment Trust - Sub A, (xxii) 398,794 shares of Class B common stock held by Fidelity Global Innovators Investment Trust, (xxiii) 548,968 shares of Class B common stock held by Fidelity Growth Company Commingled Pool, (xxiv) 17,600 shares of Class B common stock held by Fidelity Hastings Street Trust: Fidelity Series Large Cap Stock Fund, (xxv) 62,099 shares of Class B common stock held by Fidelity Insights Investment Trust, (xxvi) 200 shares of Class B common stock held by Fidelity Large Cap Stock Institutional Trust, (xxvii) 523,502 shares of Class B common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, (xxviii) 92,987 shares of Class B common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund, (xxix) 83,490 shares of Class B common stock held by Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, (xxx) 30,764 shares of Class B common stock held by Fidelity NorthStar Fund - Sub D, (xxxi) 323,345 shares of Class B common stock held by Fidelity OTC Commingled Pool, (xxxii) 28,500 shares of Class B common stock held by Fidelity Puritan Trust: Fidelity Puritan Fund – Equity Sub B, (xxxiii) 1,025,187 shares of Class B common stock held by Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, (xxxiv) 55,991 shares of Class B common stock held by Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund, (xxxv) 111,612 shares of Class B common stock held by Fidelity Securities Fund: Fidelity OTC K6 Portfolio, (xxxvi) 3,851,347 shares of Class B common stock held by Fidelity Securities Fund: Fidelity OTC Portfolio, (xxxvi) 134,285 shares of Class B common stock held by Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, (xxxvii) 253,500 shares of Class B common stock held by Fidelity Securities Fund: Fidelity Small Cap Growth Fund, (xxxviii) 46,800 shares of Class B common stock held by Fidelity Securities Fund: Fidelity Small Cap Growth K6 Fund, (xxxix) 58,000 shares of Class B common stock held by Fidelity Select Portfolios: Select Communication Services Portfolio, (xl) 265,261 shares of Class B common stock held by Fidelity Select Portfolios: Select Technology Portfolio, (xli) 113,574 shares of Class B common stock held by Fidelity Special Situations Fund, (xlii) 11,305 shares of Class B common stock held by Fidelity U.S. Growth Opportunities Investment Trust, (xliii) 112,531 shares of Class B common stock held by Variable Insurance Products Fund II: VIP Contrafund Portfolio – Subportfolio A, (xliv) 57,744 shares of Class B common stock held by Variable Insurance Products Fund IV: VIP Technology Portfolio, (xlv) 33,900 shares of Class B common stock held by Variable Insurance Products Fund IV: Technology Portfolio, and (xlvi) 1,809 shares of Class B common stock held by FMR Capital, Inc. Flex Pilot Portfolio. These accounts are managed by direct or indirect subsidiaries of FMR LLC. Abigail P. Johnson is a Director, the Chairman, the Chief Executive Officer, and the President of FMR LLC. Members of the Johnson family, including Abigail P. Johnson, are the predominant owners, directly or through trusts, of Series B voting common shares of FMR LLC, representing 49% of the voting power of FMR LLC. The Johnson family group and all other Series B shareholders have entered into a shareholders’ voting agreement under which all Series B voting common shares will be voted in accordance with the majority vote of Series B voting common shares. Accordingly, through their ownership of voting common shares and the execution of the shareholders’ voting agreement, members of the Johnson family may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR LLC. Neither FMR LLC nor Abigail P. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co.”), a wholly owned subsidiary of FMR LLC, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co. carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. The mailing address for Fidelity Select Portfolios: Select Technology Portfolio, Variable Insurance Products Fund IV: VIP Technology Portfolio, Fidelity Advisor Series VII: Fidelity Advisor Technology Fund, Fidelity Contrafund: Fidelity Contrafund, Fidelity Contrafund: Fidelity Series Opportunistic Insights Fund, Fidelity Contrafund Commingled Pool, Fidelity Contrafund: Fidelity Advisor New Insights Fund – Sub A, Variable Insurance Products Fund II: VIP Contrafund Portfolio – Subportfolio A, Fidelity Concord

Street Trust: Fidelity Large Cap Stock Fund, Fidelity Advisor Series I: Fidelity Advisor Large Cap Fund, Fidelity Securities Fund: Fidelity Blue Chip Growth Fund, Fidelity Blue Chip Growth Commingled Pool, Fidelity OTC Commingled Pool, Fidelity Growth Company Commingled Pool, Fidelity Select Portfolios: Select Communication Services Portfolio, Fidelity Securities Fund: Fidelity Small Cap Growth Fund, Fidelity Advisor Series I: Fidelity Advisor Growth Opportunities Fund, and Variable Insurance Products Fund IV: Technology Portfolio is Mag & Co., c/o Brown Brothers Harriman & Co., 140 Broadway, New York, New York 10005. The mailing address for Fidelity Central Investment Portfolios LLC: Fidelity U.S. Equity Central Fund – Communication Services Sub is Gerlach & Co, c/o Citibank N.A., P.O. Box 7247-7057, Philadelphia, Pennsylvania 19170-7057. The mailing address for Fidelity Contrafund: Fidelity Contrafund K6, Fidelity Securities Fund: Fidelity Blue Chip Growth K6 Fund, Fidelity Concord Street Trust: Fidelity Founders Fund, Fidelity Securities Fund: Fidelity OTC Portfolio, and Fidelity Securities Fund: Fidelity OTC K6 Portfolio is The Northern Trust Company, 333 South Wabash Avenue, 32nd Floor, Chicago, Illinois 60604. The mailing address for Fidelity Insights Investment Trust, Fidelity Destiny Portfolios: Fidelity Advisor Capital Development Fund, FIAM Target Date Large Cap Stock Commingled Pool, Fidelity Large Cap Stock Institutional Trust, Fidelity Securities Fund: Fidelity Series Blue Chip Growth Fund, FIAM Target Date Blue Chip Growth Commingled Pool, Fidelity Blue Chip Growth Institutional Trust, Fidelity Destiny Portfolios: Fidelity Advisor Diversified Stock Fund, Fidelity Puritan Trust: Fidelity Puritan Fund – Equity Sub B, Fidelity Founders Investment Trust, Fidelity Special Situations Fund, Fidelity Global Innovators Investment Trust, Fidelity Canadian Growth Company Fund, Fidelity Global Growth and Value Investment Trust – Sub A, Fidelity NorthStar Fund – Sub D, and Fidelity U.S. Growth Opportunities Investment Trust is State Street Bank & Trust, P.O. Box 5756, Boston, Massachusetts 02206. The mailing address for Fidelity Hastings Street Trust: Fidelity Series Large Cap Stock Fund, and Fidelity Concord Street Trust: Fidelity Large Cap Stock K6 Fund is The Northern Trust Company, 801 South Canal Street, Chicago, Illinois 60607. The mailing address for Fidelity Mt. Vernon Street Trust: Fidelity Growth Company Fund, Fidelity Mt. Vernon Street Trust: Fidelity Series Growth Company Fund, Fidelity Mt. Vernon Street Trust: Fidelity Growth Company K6 Fund, and Fidelity Securities Fund: Fidelity Small Cap Growth K6 Fund is BNY Mellon, P.O. Box 392002, Pittsburgh, Pennsylvania 15230.
(14)Consists of (i) 223,592 shares of Class A common stock held by Quiet Expansion II, L.P., (ii) 1,246,068 shares of Class A common stock held by Quiet SPV R6, L.P., (iii) 1,369,323 shares of Class A common stock held by Quiet SPV R7, L.P., (iv) 133,252 shares of Class A common stock held by Quiet SPV R9, L.P., (v) 1,327,898 shares of Class B common stock held by Quiet SPV R9, L.P., (vi) 561,041 shares of Class B common stock held by Quiet Expansion II, L.P., (vii) 316,996 shares of Class B common stock held by Quiet Growth I, LP, (viii) 395,000 shares of Class B common stock held by Quiet R8, L.P., (ix) 132,852 shares of Class B common stock held by Quiet SPV R7, L.P., (x) 470,874 shares of Class B common stock held by Quiet Venture II, L.P., (xi) 1,792,183 shares of Class B common stock held by Tacit Capital Fund, LP – Series R1, (xii) 363,258 shares of Class B common stock held by Tacit Capital Fund, LP – Series R2, (xiii) 63,395 shares of Class B common stock held by Tacit Capital Fund, LP – Series R3, (xiv) 922,241 shares of Class B common stock held by Tacit Capital Fund, LP – Series R4, (xv) 84,050 shares of Class B common stock held by Tacit Capital Fund, LP – Series R5, and (xvi) 180,763 shares of Class B common stock held by QCM Expansion Holdings, LLC. The mailing address for each of these entities is 548 Market Street PMB 72966, San Francisco, CA 94104.
(15)Consists of (i) 161,828 shares of Class A common stock held by Apollo Projects SPV-B, L.P., (ii) 627,628 shares of Class A common stock held by Altman Holdco, LLC, (iii) 337,500 shares of Class B common stock held by Altman Holdco, LLC, (iv) 94,174 shares of Class B common stock held by Apollo Projects, L.P., (v) 1,083,010 shares of Class B common stock held by Apollo Projects SPV-A, L.P., and (vi) 9,854,419 shares of Class B common stock held by Hydrazine Capital II, L.P. The mailing address for each of these entities is 8595 Pelham Road, Suite 400, #309, Greenville, South Carolina 29615.
(16)Consists of (i) 1,076,997 shares of Class A common stock held by Tencent Cloud Europe B.V. (ii) 50,425 shares of Class A common stock held by Jojoba Investment Limited, (iii) 13,882,385 shares of Class B common stock held by Tencent Cloud Europe B.V., and (iv) 437,987 shares of Class B common stock held by Jojoba Investment Limited. The mailing address for Tencent Cloud Europe B.V. is c/o Tencent Holdings Limited, Level 29, Three Pacific Place, 1 Queen’s Road East, Wanchai, Hong Kong. Tencent Cloud Europe B.V. is a wholly owned subsidiary of Tencent Holdings Limited.
(17)Consists of (i) 404,569 shares of Class A common stock held by VYC19 Limited, (ii) 2,354,370 shares of Class B common stock held by VYC19 Limited, and (iii) 4,437,710 shares of Class B common stock held by VY Fund I, L.P. Daniel Schwarz and Katja Lake are directors of VYC19 Limited and, as a result, may be deemed to share voting and dispositive power with respect to the shares held by VYC19 Limited. Vy GP II Limited is the general partner of VY Fund I, L.P. Steven Sokohl and Paul Muspratt are directors of Vy GP II Limited and, as a result, may be deemed to share voting and dispositive power with respect to the shares held by VY Fund I, L.P. Each of the foregoing persons disclaims beneficial ownership of these shares except to the extent of his or her pecuniary interest therein. The mailing address for each of these entities is Emirates Financial Towers, South Tower, Level 9, Office 901/902, Dubai International Financial Centre, P.O. Box 506950, Dubai, United Arab Emirates.

DESCRIPTION OF CAPITAL STOCK
The following summary describes our capital stock and certain provisions of our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, the amended and restated investors’ rights agreement to which we and certain of our stockholders are parties, the Governance Agreement, and of the Delaware General Corporation Law. Because the following is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our amended and restated certificate of incorporation, amended and restated bylaws, amended and restated investors’ rights agreement, and Governance Agreement, copies of which have been filed as exhibits to the registration statement of which this prospectus is part.
General
Upon the completion of this offering and the filing of our amended and restated certificate of incorporation, our authorized capital stock will consist of:
•         shares of Class A common stock, par value $0.0001 per share;
•         shares of Class B common stock, par value $0.0001 per share;
•         shares of Class C common stock, par value $0.0001 per share; and
•         shares of undesignated preferred stock, par value $0.0001 per share.
As of December 31, 2023, after giving effect to (i) the Preferred Stock Conversion; (ii) the Option Exercise; (iii) the RSU Net Settlement; and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect immediately prior to the completion of this offering, there were                 shares of Class A common stock held by stockholders of record,                 shares of Class B common stock held by            stockholders of record, no shares of Class C common stock outstanding, and no shares of our convertible preferred stock outstanding. We have no current plans to issue any Class C common stock. Our board of directors is authorized, without stockholder approval except as required by the rules of the NYSE and subject to the Governance Agreement, to issue additional shares of our capital stock.
Common Stock
We have three classes of authorized common stock: Class A common stock, Class B common stock, and Class C common stock. The rights of holders of Class A common stock, Class B common stock, and Class C common stock are identical, except with respect to voting and conversion rights.
Voting Rights
Each holder of our Class A common stock is entitled to one vote per share, each holder of our Class B common stock is entitled to 10 votes per share, and each holder of our Class C common stock is entitled to no votes per share. The holders of our Class A and Class B common stock will generally vote together as a single class on all matters submitted to a vote of our stockholders, unless otherwise required by Delaware law or our amended and restated certificate of incorporation. Delaware law could require either holders of our Class A common stock, Class B common stock, or Class C common stock to vote separately as a single class in the following circumstances:
•if we were to seek to amend our amended and restated certificate of incorporation to increase or decrease the par value of a class of our capital stock, then that class would be required to vote separately to approve the proposed amendment; and
•if we were to seek to amend our amended and restated certificate of incorporation in a manner that alters or changes the powers, preferences, or special rights of a class of our capital stock in a manner that affected its holders adversely, then that class would be required to vote separately to approve the proposed amendment.

Our amended and restated certificate of incorporation will not provide for cumulative voting for the election of directors. In addition, the affirmative vote of holders of at least a majority of the voting power of all of the then-outstanding voting stock will be required to take certain actions, including amending certain provisions of our amended and restated certificate of incorporation, including the provisions relating to amending our amended and restated bylaws and director liability. For so long as any shares of our Class B common stock remain outstanding, the affirmative vote of the holders of at least a majority of the voting power of all then-outstanding shares of our Class B common stock, voting separately as a class, will be required to take certain actions, including amending the provisions of our amended and restated certificate of incorporation relating to the terms of our common stock, the availability of written consent in lieu of a meeting of our stockholders, and director liability.
Conversion Rights
Class B Common Stock. Each outstanding share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. In addition, each share of Class B common stock will convert automatically into one share of Class A common stock upon any transfer, whether or not for value, which occurs after the completion of this offering, except for certain permitted transfers set forth in our amended and restated certificate of incorporation, including transfers to family members, certain trusts for estate planning purposes, entities under common control with or controlled by such holder of our Class B common stock, and with respect to Advance, any Advance Entity (as defined in our amended and restated certificate of incorporation). Once converted into Class A common stock, the Class B common stock will not be reissued.
All of the outstanding shares of Class B common stock will convert automatically into shares of Class A common stock upon the first date on which the aggregate number of outstanding shares of Class B common stock ceases to represent at least 7.5% of the aggregate number of then-outstanding shares of our Class A and Class B common stock. Once converted into Class A common stock, the Class B common stock will not be reissued.
Class C Common Stock. Subject to the rights granted to Advance pursuant to the Governance Agreement, following the date on which no shares of our Class B common stock remain outstanding and upon the date and time, or occurrence of an event, specified by the affirmative vote of the holders of a majority of the then-outstanding shares of our Class A common stock, voting as a separate class, all of the outstanding shares of our Class C common stock will convert automatically into shares of our Class A common stock. We have no current plans to issue any Class C common stock.
Economic Rights
Dividends. Any dividend or distribution paid or payable to the holders of shares of Class A, Class B, and Class C common stock shall be paid pro rata, on an equal priority, pari passu basis, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A, Class B, and Class C common stock, each voting separately as a class; provided, however, that if a dividend or distribution is paid in the form of Class A, Class B, or Class C common stock (or rights to acquire shares of Class A, Class B, or Class C common stock), then the holders of the Class A common stock shall receive Class A common stock (or rights to acquire shares of Class A common stock), holders of Class B common stock shall receive Class B common stock (or rights to acquire shares of Class B common stock), and holders of Class C common stock shall receive Class C common stock (or rights to acquire shares of Class C common stock), unless a disparate dividend treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the then-outstanding shares of Class A, Class B, and Class C common stock, each voting separately as a class.
Liquidation. In the event of our liquidation, dissolution, or winding-up and upon the completion of the distributions required with respect to any series of redeemable convertible preferred stock that may then be outstanding, our remaining assets legally available for distribution to stockholders shall be distributed on an equal priority, pro rata basis to the holders of Class A, Class B, and Class C common stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A, Class B, and Class C common stock, each voting separately as a class.

Change of Control Transactions. In the event of certain mergers, consolidations, business combinations, or other similar transactions, shares of our Class A, Class B, or Class C common stock will be treated equally, identically, and will share ratably, on a per share basis, in any consideration related to such transaction, unless (i) the only difference in the per share consideration is that any securities distributed to holders of our Class B common stock have ten times the voting power of any securities distributed to the holders of our Class A common stock, and that any securities distributed to the holders of our Class C common stock have no voting rights, or (ii) different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock and by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, each voting separately as a class. In the event that the holders of shares of Class A common stock, Class B common stock, or Class C common stock are granted rights to elect to receive one of two or more alternative forms of consideration in connection with such transaction, the foregoing will be satisfied if holders of shares of Class A, Class B, and Class C common stock are granted identical election rights, provided that any securities that a holder of our Class B common stock may elect to receive may have ten times the voting power of securities that a holder of our Class A common stock may elect to receive, and any securities that a holder of our Class C common stock may elect to receive may have no voting rights.
Subdivisions, Combinations, and Reclassifications. If we subdivide or combine in any manner outstanding shares of Class A, Class B, or Class C common stock, then the outstanding shares of the other classes will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A common stock, by the affirmative vote of the holders of a majority of the outstanding shares of Class B common stock, and by the affirmative vote of the holders of a majority of the outstanding shares of Class C common stock, each voting separately as a class.
No Preemptive or Similar Rights
Holders of shares of our common stock do not have preemptive, subscription, or redemption rights. There will be no redemption or sinking fund provisions applicable to our common stock.
Fully Paid and Non-assessable
All of our outstanding shares of Class A and Class B common stock are fully paid and non-assessable.
Class C Common Stock
Our authorized but unissued shares of Class C common stock are available for issuance with the approval of our board of directors without stockholder approval, except as may be required by the rules of the NYSE. We have no current plans to issue any shares of Class C common stock. However, we may in the future issue shares of Class C common stock for a variety of corporate purposes, including financings, acquisitions, investments, and equity incentives to our employees, consultants, and directors, and the Class C common stock provides us with the flexibility to do so without diluting the existing voting power of our outstanding Class A and Class B common stock. Because the Class C common stock carries no voting rights (except as otherwise required by law) and is not listed for trading on an exchange or registered for sale with the SEC, shares of Class C common stock may be less liquid and less attractive to any future recipients of these shares than shares of Class A common stock, although we may seek to list the Class C common stock for trading and register shares of Class C common stock for sale in the future. In addition, because our Class C common stock carries no voting rights (except as otherwise required by law), if we issue shares of Class C common stock in the future, the holders of our Class B common stock may be able to hold significant voting control and determine the outcome of most matters submitted to a vote of our stockholders for a longer period of time than would be the case if we issued Class A common stock rather than Class C common stock in such transactions. In addition, if we issue shares of Class C common stock in the future, such issuances would have a dilutive effect on the economic interests of our Class A and Class B common stock.
Preferred Stock
In connection with the effectiveness of the registration statement of which this prospectus forms a part, no shares of our redeemable convertible preferred stock will be outstanding. Under the terms of our amended and restated certificate of incorporation that will become effective immediately prior to the completion of this offering, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without stockholder approval, unless required by law or by any stock exchange, and subject to the rights granted to Advance pursuant to the Governance Agreement. Our board of directors has the discretion to determine the rights, preferences, privileges, and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges, and liquidation preferences, of each series of preferred stock.
Subject to the rights granted to Advance pursuant to the Governance Agreement, our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Class A common stock and Class B common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring, or preventing a change in control of our company that may otherwise benefit holders of our Class A, Class B, and Class C common stock and may adversely affect the market price of the Class A common stock and the voting and other rights of the holders of our Class A, Class B, and Class C common stock. We have no current plans to issue any shares of preferred stock.
Stock Options
As of December 31, 2023, we had outstanding options to purchase an aggregate of 5,718,266 shares of our Class B common stock, with a weighted-average exercise price of $1.86 per share, pursuant to the 2012 Plan.
As of December 31, 2023, we had outstanding options to purchase an aggregate of 22,126,343 shares of our Class A common stock, with a weighted-average exercise price of $21.74 per share, pursuant to the 2017 Plan (including the premium-priced CEO/COO Options).
As of December 31, 2023, we had outstanding options to purchase an aggregate of 1,495,256 shares of our Class B common stock, with a weighted-average exercise price of $25.29 per share, pursuant to the 2017 Plan (including the premium-priced CEO/COO Options).
As of December 31, 2023, we had outstanding options to purchase an aggregate of 456,044 shares of our Class A common stock, with a weighted-average exercise price of $4.02 per share, pursuant to equity plans we assumed in acquisitions.
In connection with the Option Exercise,                 shares of our Class A common stock and                 shares of our Class B common stock will be cash exercised, with a weighted-average exercise price of $           and $          per share, respectively.
Restricted Stock Units
As of December 31, 2023, we had outstanding RSUs representing 562,447 shares of our Class B common stock, issued pursuant to the 2012 Plan for which the performance-based vesting condition was satisfied and will be issuable upon satisfaction of a liquidity-based vesting condition, which will be satisfied upon the completion of this offering.
As of December 31, 2023, we had outstanding RSUs representing 24,907,021 shares of our Class A common stock and 2,157,703 shares of our Class B common stock, issued pursuant to the 2017 Plan; 22,955,194 of such RSUs represent shares of our Class A common stock and were issuable upon satisfaction of service-based and liquidity-based vesting conditions, 1,783,275 of such RSUs represent shares of our Class A common stock and were issuable upon satisfaction of a service-based vesting condition, 168,552 of such RSUs represent shares of our Class A common stock and were issuable upon satisfaction of performance-based or market-based vesting condition, 1,495,256 of such RSUs represent shares of our Class B common stock and were issuable upon satisfaction of service-based and liquidity-based vesting conditions, and 662,447 of such RSUs represent shares of our Class B common stock and were issuable upon satisfaction of performance-based or market-based vesting conditions.
In connection with the RSU Settlement, we will issue                 shares of our Class A common stock and                 shares of our Class B common stock, after withholding an aggregate of           shares of Class A common

stock and                 shares of Class B common stock, respectively, to satisfy associated estimated tax withholding and remittance obligations.
Voting Agreement
Prior to the effectiveness of the registration statement of which this prospectus forms a part, Mr. Huffman, our Chief Executive Officer, President, and a member of our board of directors, is expected to enter into a voting agreement with Advance, our principal stockholder (the “Voting Agreement”), which Voting Agreement will remain in effect after the completion of this offering. We are not a party to the Voting Agreement. As a result of the Voting Agreement and subject to its conditions, Mr. Huffman will be deemed to hold under certain circumstances an aggregate of % of the voting power of our outstanding capital stock immediately after this offering. Pursuant to the Voting Agreement, Mr. Huffman will have the authority (and irrevocable proxy) to vote shares then owned by Advance, subject to certain limitations, as follows:
•in favor of the director nominees designated by Advance in connection with any election of directors, for so long as Advance has the right to designate directors pursuant to the Governance Agreement;
•in favor of the directors nominated or identified by Mr. Huffman, in connection with any election of directors; and
•in Mr. Huffman’s sole discretion, on all matters submitted to a vote of our stockholders, except for (i) the election of directors, as set forth above, (ii) any action terminating, reducing, or enlarging the responsibilities of, or electing, appointing, or removing Mr. Huffman as Chief Executive Officer, and (iii) certain matters requiring the consent of Advance, as described below.
Prior to Advance exercising any approval rights it may have under our amended and restated certificate of incorporation, amended and restated bylaws, or otherwise, Advance and Mr. Huffman will use reasonable efforts to mutually agree upon how Advance shall exercise such right. If, after reasonable efforts, Mr. Huffman and Advance cannot agree, Advance shall be permitted to exercise its approval rights in its sole discretion. However, if an agreement is reached and such matter is submitted to a vote of our stockholders, Mr. Huffman will have the right to vote all of the shares subject to the Voting Agreement in a manner consistent with how Advance and Mr. Huffman have mutually agreed the vote for such matter shall be cast. The matters subject to the mutual agreement of Advance and Mr. Huffman are as follows:
•the establishment of any new class of securities or the issuance of securities which, in the aggregate, represent more than 10% of the voting power of the securities beneficially owned by Advance and certain of its affiliates as of the completion of this offering; provided, however, that Advance’s separate approval will not be necessary to issue securities (i) to our employees pursuant to a customary employee equity plan, employee stock purchase plan, or similar stock purchase program, or (ii) to compensate Mr. Huffman, so long as any such issuance to our employees or to Mr. Huffman is approved by, our compensation and talent committee;
•any amendment to our amended and restated certificate of incorporation or amended and restated bylaws that would adversely impact Advance’s rights thereunder;
•a change of control transaction or any other merger, consolidation, business combination, sale, or acquisition that changes the rights or preferences of our security holders;
•the liquidation, dissolution, or winding up of our business operations;
•submission to our stockholders of any proposal to effect the conversion of all then-outstanding shares of our Class C common stock into an equivalent number of fully paid and non-assessable shares of Class A common stock, as set forth in our amended and restated certificate of incorporation or otherwise; and
•any other matters that require Advance’s approval as set forth in our amended and restated certificate of incorporation, amended and restated bylaws, and/or any agreement among our stockholders entered into at the time of, or following, this offering.

In the event that Advance transfers, assigns, sells, pledges, or otherwise disposes of any shares, each transferee, assignee, or other recipient shall receive such shares subject in all respects to the terms of the Voting Agreement, unless such transfer results in the conversion of shares of Class B common stock into Class A common stock in accordance with the terms of our amended and restated certificate of incorporation.
Additionally, in the event that prior to the termination of the Voting Agreement, Mr. Huffman provides explicit written notice that he will not vote the shares subject to the Voting Agreement, or that Advance is permitted to vote the shares subject to the Voting Agreement, Advance will be entitled to vote any of the shares subject to the Voting Agreement in its sole discretion.
The Voting Agreement will terminate upon the earliest to occur of: (i) the date on which Mr. Huffman is no longer our Chief Executive Officer; (ii) the completion of the liquidation, dissolution, or winding up of our business operations, or upon a change of control; (iii) the execution of a general assignment for the benefit of our creditors or the appointment of a receiver or trustee to take possession of our property or assets; (iv) the date when (a) Advance and certain of its affiliates cease to beneficially own at least 50% of the number of outstanding securities beneficially owned by Advance as of the completion of this offering and (b) the then-outstanding shares of our Class B common stock, in the aggregate, represents less than 7.5% of the aggregate of the then-outstanding shares of our Class A and Class B common stock; or (v) the “Expiration Date,” which is the tenth anniversary date of the Voting Agreement; provided, however, that the Expiration Date shall be automatically extended for one-year terms unless either Advance or Mr. Huffman provide notice of their intent to have the Voting Agreement expire, at least sixty days prior to the next applicable Expiration Date.
Registration Rights
Upon the completion of this offering, certain holders of our Class B common stock and our Class A common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. These registration rights are contained in the Amended and Restated Investors’ Rights Agreement, which was entered into in connection with our convertible preferred stock financings. The registration rights set forth in the Amended and Restated Investors’ Rights Agreement terminate upon the earlier to occur of (i) five years following the completion of this offering, (ii) five years after a Reporting Event (as defined in the Amended and Restated Investors’ Rights Agreement, (iii) with respect to any particular stockholder, the earliest of when such stockholder is able to sell all of its shares pursuant to Rule 144(b)(1)(i) of the Securities Act or holds 1% or less of our outstanding common stock and is able to sell all of its Registrable Securities (as defined in the Amended and Restated Investors’ Rights Agreement) pursuant to Rule 144 of the Securities Act during any three month period, or (iv) after the consummation of a Liquidation Event (as defined in our amended and restated certificate of incorporation). We will pay the registration expenses (other than any underwriting discounts and selling commissions) of the holders of the shares registered for sale pursuant to the registrations described below, including the reasonable fees of one counsel for the selling holders not to exceed $25,000. However, we will not be required to bear the expenses in connection with the exercise of the demand registration rights of a registration if the request is subsequently withdrawn at the request of the selling stockholders holding a majority of the voting power of the securities to be registered. In an underwritten public offering, the underwriters have the right, subject to specified conditions, to limit the number of shares such holders may include.
Demand Registration Rights
Upon the completion of this offering, the holders of up to 107,123,949 shares of our common stock will be entitled to demand registration rights. At any time beginning on the earlier of (i) September 1, 2026 and (ii) six months after the completion of this offering, the holders of at least 50% of the voting power of the Registrable Securities then outstanding can request that we register the offer and sale of their shares on a registration statement on Form S-1 if we are eligible to file a registration statement on Form S-1 so long as the request covers at least that number of shares with an anticipated aggregate offering price of at least $30.0 million. We are obligated to effect only two such registrations. If we determine that it would be seriously detrimental to us and our stockholders to effect such a demand registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 90 days. In addition, we will not be required to effect a demand registration during the period beginning 60 days prior to our good faith estimate of the date of the filing of and ending on a date 180 days following the effectiveness of a registration statement relating to a registration initiated by us.
Form S-3 Registration Rights
Upon the completion of this offering, the holders of up to 107,123,949 shares of our common stock will be entitled to certain Form S-3 registration rights. The holders of at least 30% of the voting power of the Registrable Securities then outstanding may make a written request that we register the offer and sale of their shares on a registration statement on Form S-3 if we are eligible to file a registration statement on Form S-3 so long as the request covers at least that number of shares with an anticipated offering price of at least $15.0 million, net of any underwriting discounts and commissions. These stockholders may make an unlimited number of requests for registration on Form S-3; however, we will not be required to effect a registration on Form S-3 if we have effected two such registrations pursuant to such requests within the 12-month period preceding the date of the request. In addition, if we determine that it would be seriously detrimental to us and our stockholders to effect such a registration, we have the right to defer such registration, not more than twice in any 12-month period, for a period of up to 90 days. Lastly, we will not be required to effect a demand registration during the period beginning 30 days prior to our good faith estimate of the date of the filing of and ending on a date 90 days following the effectiveness of a registration statement relating to a registration initiated by us.
Piggyback Registration Rights
Upon the completion of this offering, in the event that we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders, the holders of up to 107,123,949 shares of our common stock will be entitled to certain “piggyback” registration rights allowing the holders to include their shares in such registration, subject to certain marketing and other limitations, which, in the case of an underwritten offering, will be in the sole discretion of the underwriters. As a result, whenever we propose to file a registration statement under the Securities Act, other than with respect to (i) a demand registration, (ii) a registration related solely to a company stock plan, (iii) a registration relating to a corporate reorganization or transaction under Rule 145 of the Securities Act, (iv) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the public offering of our common stock, or (v) a registration in which the only common stock being registered is common stock issuable upon the conversion of debt securities that are also being registered, the holders of these shares are entitled to notice of the registration and have the right, subject to certain limitations, to include their shares in the registration.
Anti-Takeover Provisions
Certain provisions of Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, which are summarized below, may have the effect of delaying, deferring or discouraging another person from acquiring control of us. They are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us because negotiation of these proposals could result in an improvement of their terms.
Delaware Law
We have opted out of Section 203 of the Delaware General Corporation Law, but our amended and restated certificate of incorporation will provide that the restrictions contained in Section 203 will apply to us immediately following the time at which all of the following conditions exist (if ever): (i) Section 203 by its terms would, but for the provision of our amended and restated certificate of incorporation, apply to us; (ii) Advance and its affiliates and associates beneficially own less than 15% of the voting power of the then-outstanding shares of our common stock, and (iii) the Governance Agreement has terminated in accordance with its terms. If these conditions all exist, we will thereafter be governed by Section 203, which prohibits a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, with the following exceptions:
•the business combination or transaction which resulted in the stockholder becoming an interested stockholder was approved by the board of directors prior to the time that the stockholder became an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding shares owned by directors who are also officers of the corporation and shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to the time the stockholder became an interested stockholder, the business combination was approved by the board of directors and authorized at an annual or special meeting of the stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.
In general, Section 203 defines a “business combination” to include mergers, asset sales, and other transactions resulting in financial benefit to a stockholder and an “interested stockholder” as a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s outstanding voting stock.
Moreover, our amended and restated certificate of incorporation will provide that, unless and until all of the conditions discussed above exist (at which point we will thereafter be governed by Section 203), we will be governed by provisions substantially similar to Section 203. These provisions will likewise prohibit us from engaging in any business combination with any interested stockholder for a period of three years after the date that such stockholder became an interested stockholder, subject to the exceptions outlined above, except that neither Advance nor its affiliates and associates will be deemed to be an “interested stockholder” for these purposes. The application of these provisions, or the potential application of Section 203 to us in the future, may have the effect of delaying, deferring, or preventing changes in control of our company.
Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws
Our amended and restated certificate of incorporation and our amended and restated bylaws, which will become effective immediately prior to the completion of this offering, will include a number of provisions that could deter hostile takeovers or delay or prevent changes in control of our board of directors or management team, including the following:
Multi-Class Stock
As described above in “—Common Stock—Voting Rights,” our amended and restated certificate of incorporation will provide for a multi-class common stock structure, which will provide holders of our Class B common stock with significant influence over matters requiring stockholder approval, including the election of directors and significant corporate transactions, such as a merger or other sale of our company or its assets.
Board of Directors Vacancies
Our amended and restated certificate of incorporation and restated bylaws will authorize only our board of directors to fill vacant directorships, including newly created seats, subject to the rights granted to Advance pursuant to the Governance Agreement. In addition, the number of directors constituting our board of directors will be permitted to be set only by a resolution adopted by a majority vote of our entire board of directors, except that we will be required to obtain Advance’s prior written approval to increase the size of our board of directors if such increase would cause our board of directors to consist of more than ten members. These provisions would prevent a stockholder from increasing the size of our board of directors and then gaining control of our board of directors by filling the resulting vacancies with its own nominees. This will make it more difficult to change the composition of our board of directors and will promote continuity of management.
Stockholder Action; Special Meeting of Stockholders
Our amended and restated certificate of incorporation will provide that, at any time when the holders of our Class B common stock hold less than 30% of the voting power of all of the then-outstanding shares of our capital stock, our stockholders may not take action by written consent, but may only take action at annual or special meetings of our stockholders. As a result, once the holders of our Class B common stock hold less than 30% of the voting power of all of the then-outstanding shares of our capital stock, a holder controlling a majority of our capital stock would not be able to amend our amended and restated bylaws or remove directors without holding a meeting of our stockholders called in accordance with our amended and restated bylaws. Our amended and restated certificate of incorporation will further provide that special meetings of our stockholders may be called only by the chairperson of our board of directors (if any), our Chief Executive Officer, our board of directors pursuant to a resolution adopted by a majority of our board of directors, or, at such time the holders of shares of our Class B common stock beneficially own, in the aggregate, at least 30% of the voting power of all of the then-outstanding shares of our capital stock, our Secretary, following his or her receipt of one or more written demands to call a special meeting from stockholders of record as of the applicable record date who hold, in the aggregate, at least 30% of the voting power of all of the then-outstanding shares of our capital stock. These provisions might delay the ability of our stockholders to force consideration of a proposal or for stockholders controlling a majority of our capital stock to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before annual or special meetings of stockholders or to nominate candidates for election as directors at annual or special meetings of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions might preclude our stockholders from bringing matters before annual or special meetings of stockholders or from making nominations for directors at annual or special meetings of stockholders if the proper procedures are not followed. We expect that these provisions may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of our company.
No Cumulative Voting
The Delaware General Corporation Law provides that stockholders are not entitled to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. Our amended and restated certificate of incorporation will not provide for cumulative voting.
Amendment of Charter and Bylaws Provisions
Amendments to our amended and restated certificate of incorporation will require the approval of a majority of the outstanding voting power of our common stock, except where a class vote would be required by applicable law. Our amended and restated bylaws will also provide that approval of stockholders holding at least 66 2/3% of our outstanding voting power voting as a single class is required for stockholders to amend or adopt any provision of our bylaws.
Issuance of Undesignated Preferred Stock
Subject to the rights granted to Advance pursuant to the Governance Agreement, our board of directors will have the authority, without further action by our stockholders, to issue up to                  shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by our board of directors. The existence of authorized but unissued shares of preferred stock would enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or other means.

Choice of Forum
Our amended and restated certificate of incorporation and amended and restated bylaws will provide that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law: (i) any derivative action, suit, or proceeding brought on our behalf; (ii) any action, suit, or proceeding asserting a claim of breach of fiduciary duty owed by any of our directors, officers or stockholders to us or to our stockholders; (iii) any action, suit, or proceeding asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws (as either may be amended from time to time); or (iv) any action, suit, or proceeding asserting a claim against us that is governed by the internal affairs doctrine. As a result, any action brought by any of our stockholders with regard to any of these matters will need to be filed in the Court of Chancery of the State of Delaware and cannot be filed in any other jurisdiction; provided that, the exclusive forum provision will not apply to suits brought to enforce any liability or duty created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction; and provided further that, if and only if the Court of Chancery of the State of Delaware dismisses any such action for lack of subject matter jurisdiction, such action may be brought in another state or federal court sitting in the State of Delaware. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide that the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause or causes of action against us or any defendant arising under the Securities Act. Such provision is intended to benefit and may be enforced by us, our officers and directors, employees and agents, including the underwriters and any other professional or entity who has prepared or certified any part of this prospectus. Nothing in our amended and restated certificate of incorporation and amended and restated bylaws preclude stockholders that assert claims under the Exchange Act from bringing such claims in state or federal court, subject to applicable law.
If any action the subject matter of which is within the scope described above is filed in a court other than a court located within the State of Delaware (a “Foreign Action”), in the name of any stockholder, such stockholder shall be deemed to have consented to the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the applicable provisions of our amended and restated certificate of incorporation and amended and restated bylaws and having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. Although our amended and restated certificate of incorporation and amended and restated bylaws will contain the choice of forum provision described above, it is possible that a court could find that such a provision is inapplicable for a particular claim or action or that such provision is unenforceable.
This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or any of our directors, officers, other employees or stockholders, which may discourage lawsuits with respect to such claims or make such lawsuits more costly for stockholders, although our stockholders will not be deemed to have waived our compliance with federal securities laws and the rules and regulations thereunder.
Limitations on Liability and Indemnification Matters
Our amended and restated certificate of incorporation will limit the liability of our directors and executive officers to the fullest extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws will provide that we will indemnify them to the fullest extent permitted by such law. We expect to enter into indemnification agreements with our current directors and executive officers prior to the completion of this offering and expect to enter into a similar agreement with any new directors or executive officers. Further, pursuant to our indemnification agreements and directors’ and officers’ liability insurance, our directors and executive officers will be indemnified and insured against the cost of defense, settlement or payment of a judgment under certain circumstances. In addition, as permitted by Delaware law, our amended and restated certificate of incorporation will include provisions that eliminate the personal liability of our directors and executive officers for monetary damages resulting from breaches of certain fiduciary duties as a director or officer. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director or officer for breach of fiduciary duties as a director or officer.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.
Listing
We have applied to list our Class A common stock on the New York Stock Exchange under the symbol “RDDT.”
Transfer Agent and Registrar
Upon completion of this offering, the transfer agent and registrar for our Class A and Class B common stock will be Computershare Trust Company, N.A. The address of the transfer agent and registrar is 250 Royall Street, Canton, Massachusetts 02021.

SHARES ELIGIBLE FOR FUTURE SALE
Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of our Class A common stock in the public market could adversely affect market prices prevailing from time to time. Furthermore, because only a limited number of shares will be available for sale shortly after this offering due to existing contractual and legal restrictions on resale as described below, there may be sales of substantial amounts of our Class A common stock in the public market after the restrictions lapse. This may adversely affect the prevailing market price and our ability to raise equity capital in the future.
Based on the number of shares of our capital stock outstanding as of December 31, 2023, upon completion of this offering, we will have                 shares of our Class A common stock (or                 shares of Class A common if the underwriters exercise their over-allotment option in full) and                 shares of our Class B common stock outstanding, after giving effect to (i) the Preferred Stock Conversion; (ii) the Option Exercise; (iii) the RSU Net Settlement; and (iv) the filing and effectiveness of our amended and restated certificate of incorporation, which will be in effect immediately prior to the completion of this offering, and assuming no exercise of any options or settlement of additional RSUs subsequent to December 31, 2023, except for the Option Exercise and the RSU Net Settlement. Of these shares, all of the Class A common stock sold in this offering by us or the selling stockholders, plus any shares sold by us upon exercise, if any, of the underwriters’ over-allotment option will be freely transferable without restriction or registration under the Securities Act, except for any shares purchased by one of our existing “affiliates,” as that term is defined in Rule 144 under the Securities Act. The remaining shares of our Class B common stock outstanding will bear “restricted shares” as defined in Rule 144. Restricted shares and the shares of Class A common stock into which such securities are convertible may be sold in the public market only if registered or if they qualify for an exemption from registration under Rules 144 or 701 of the Securities Act, which rules are summarized below. There will be no shares of Class C common stock outstanding upon the completion of this offering.
As a result of the lock-up agreements and market standoff agreements described below and subject to the provisions of Rules 144 or 701 of the Securities Act, these restricted securities will be available for sale in the public market beginning on the opening of trading on the third trading day immediately following our public release of earnings for the quarter ending                , 2024.
In addition, pursuant to certain exceptions to the lock-up agreements and market standoff agreements, certain shares of our Class A common stock will be eligible for sale in the open market in sell-to-cover transactions in order to satisfy tax withholding obligations in connection with the settlement of RSUs during the Lock-up Period as follows:

Date First Available for Sale Into the Market	Number of RSUs Eligible to Vest	Approximate Number of Shares to be Sold in Sell-to-Cover Transactions (assuming a 53% tax withholding rate)
, 2024 (representing a quarterly vesting of service-based RSUs)
Any time subject to the achievement of certain performance-related conditions
The exact number of shares of our Class A common stock eligible for sale in the open market in connection such tax withholding obligations may differ based on our stockholders’ personal tax rates. In addition, it is possible that we will decide to “net settle” all or some of these awards instead, meaning that we will withhold a portion of the vested shares on the applicable vesting date and use some of the net proceeds from this offering, together with existing cash and cash equivalents, to satisfy tax withholding obligations related to the vesting and settlement of the awards. To the extent any of these awards are net settled, the number of shares to be available for sale in the open market will be reduced.
Furthermore, our Chief Operating Officer, Jennifer Wong, holds 20,000 PRSUs for shares of our Class A common stock that are issuable upon achievement of vesting conditions that will be deemed satisfied based on our attaining a $25.0 billion market capitalization valuation on the tenth trading day following this offering. For more information about the vesting criteria of these awards, see “Executive and Director Compensation—Outstanding Equity Awards at Year-End.”
To the extent these PRSUs vest, then under the lock-up agreement with the underwriters, Ms. Wong will be permitted to sell shares of Class A common stock in the open market in sell-to-cover transactions to cover tax withholding obligations related to the vesting of her PRSUs. Assuming a 53% tax withholding rate, we would expect approximately the following number of shares would be sold in sell-to-cover transactions shortly following any vesting of her PRSUs:

Market Capitalization Vesting Criteria	Number of PRSUs Eligible to Vest	Approximate Number of Shares to be Sold in Sell-to-Cover Transactions
$25.0 billion	20,000	10,600
Because the purpose of the sell-to-cover transactions is to generate proceeds sufficient to satisfy tax withholding obligations, the exact number of shares sold will depend on the sale prices of the Class A common stock in such transactions.
Rule 144
In general, a person who has beneficially owned restricted shares of our common stock for at least six months would be entitled to sell such securities, provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale; and (ii) we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares of our common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:
•1% of the number of shares of our Class A common stock then outstanding, which will equal approximately                shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; or
•the average weekly trading volume of our Class A common stock on the NYSE during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale;
provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information, and notice provisions of Rule 144 to the extent applicable.
Rule 701
In general, under Rule 701 as currently in effect, any of our employees, directors, officers, consultants or advisors who acquired common stock from us in connection with a written compensatory stock or option plan or other written agreement in compliance with Rule 701 before the effective date of the registration statement of which this prospectus is a part (to the extent such common stock is not subject to a lock-up agreement) and who are not our “affiliates” as defined in Rule 144 during the immediately preceding 90 days, is entitled to rely on Rule 701 to resell such shares beginning 90 days after the date of this prospectus in reliance on Rule 144, but without complying with the notice, manner of sale, public information requirements or volume limitation provisions of Rule 144. Persons who are our “affiliates” may resell those shares beginning 90 days after the date of this prospectus without compliance with minimum holding period requirements under Rule 144 (subject to the terms of the lock-up agreement referred to below, if applicable).
Lock-Up Agreements/Market Standoff Agreements
In connection with this offering, we and all of our directors and executive officers, the selling stockholders, and certain other record holders that together represent approximately           % of our outstanding Class A common

stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to lock-up agreements with the underwriters agreeing that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, on behalf of the underwriters, we and they will not, in accordance with the terms of such agreements, during the period ending on the opening of trading on the third trading day immediately following our public release of earnings for the quarter ending                , 2024 (such period, the “Lock-up Period”):
(1)offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, make any short sale, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock;
(2)enter into any swap, hedging transaction, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any such transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise;
(3)publicly disclose the intention to take any of the actions restricted by clause (1) or (2) above; or
(4)make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.
Furthermore, (i) an additional approximately           % of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to the market standoff provisions in our amended and restated investors’ rights agreement, pursuant to which such holders agreed to not lend, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock held immediately prior to the effectiveness of this registration statement, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such common stock during the Lock-up Period and (ii) an additional approximately           % of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to restrictions contained in market standoff agreements with us that include restrictions on the sale, transfer, or other disposition of shares during the Lock-up Period. The forms and specific restrictive provisions within these market standoff provisions vary among security holders. For example, although some of these market standoff agreements do not specifically restrict hedging transactions and others may be subject to different interpretations between us and security holders as to whether they restrict hedging, our insider trading policy prohibits hedging by all of our current directors, officers, employees, contractors, and consultants. Sales, short sales, or hedging transactions involving our equity securities, whether before or after this offering and whether or not we believe them to be prohibited, could adversely affect the price of our Class A common stock.
As a result of the foregoing, substantially all of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to a lock-up agreement or market standoff provisions during the Lock-up Period. We have agreed to enforce all such market standoff restrictions on behalf of the underwriters and not to amend or waive any such market standoff provisions during the Lock-up Period without the prior consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, on behalf of the underwriters, provided that we may release shares from such restrictions to the extent such shares would be entitled to release under the form of lock-up agreement with the underwriters signed by our directors, executive officers, and certain other record holders of our securities as described herein.
The restrictions imposed by the lock-up agreements and market standoff provisions are subject to certain exceptions, including with respect to:
1.any sales of our Class A common stock to the underwriters pursuant to the underwriting agreement;

2.transactions relating to shares of Class A common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock acquired in this offering or in open market transactions after the closing of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the Lock-up Period in connection with such transactions;
3.transfers of our Class A common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock (A) as a bona fide gift or for bona fide estate planning purposes, (B) upon death or by will, testamentary document, or intestate succession, (C) to an immediate family member of the lock-up party or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or (D) if the lock-up party is a trust, to any beneficiary of the lock-up party or the estate of any such beneficiary, provided such transfer does not involve a disposition for value and that such securities remain subject to the restrictions set forth above;
4.distributions, transfers, or dispositions of our Class A common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock to another corporation, partnership, limited liability company, trust, or other business entity that is an affiliate, or to an investment fund or other entity controlled or managed by an affiliate, or to the stockholders, current or former partners, members, beneficiaries, or other equity holders, or to their estates, provided such distribution, transfer, or distribution does not involve a disposition for value and that such securities remain subject to the restrictions set forth above;
5.(A) the exercise of options, settlement of RSUs, or other equity awards, or the exercise of warrants outstanding as of the date of this prospectus and disclosed in this prospectus, provided that any common stock received upon such exercise or settlement would be subject to the restrictions set forth above, or (B) transfers of Class A common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock to us in connection with the net exercise of options, settlement of RSUs or warrants to cover tax withholding, provided that any filing under Section 16(a) of the Exchange Act shall clearly indicate in the footnotes thereto (X) the filing relates to the circumstances described in (A) or (B), as the case may be, (Y) no shares were sold by the reporting person, and (Z) in the case of (A), the shares of common stock received upon exercise or settlement of the option, warrant, or RSU are subject to a lock-up agreement with the underwriters;
6.the establishment of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plans do not provide for the transfer of Class A common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock during the Lock-up Period (except as permitted by clause (9) below) and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or us regarding the establishment of such plans during the Lock-up Period, such announcement or filing shall include a statement to the effect that no transfer of shares of Class A common stock may be made under such plans during the Lock-up Period;
7.transfers of our Class A common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock that occur by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order, provided such transfer does not involve a disposition for value and that such securities remain subject to the restrictions set forth above;
8.the conversion of outstanding preferred stock into shares of common stock, or warrants to purchase preferred stock into warrants to purchase shares of our common stock, or the conversion of any shares of any class of our common stock into shares of our Class A common stock, provided that any such shares of common stock or warrants received upon such conversion will remain subject to the restrictions set forth above;

9.sales in open market transactions during the Lock-up Period to generate net proceeds up to the total amount of taxes or estimated taxes that become due as a result of the vesting or settlement of equity awards issued pursuant to a plan or arrangement described in this prospectus that vest or settle during the Lock-up Period, other than for RSUs that will vest upon the completion of this offering;
10.transfers of our Class A common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock in connection with a bona fide third-party tender offer, merger, consolidation, or other similar transaction involving a change of control that is approved by our board of directors, provided that if such transaction is not completed, all such securities would remain subject to the restrictions set forth above;
11.transfers of our Class A common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock to us pursuant to arrangement under which we have the option to repurchase such securities or a right of first refusal with respect such securities; and
12.transactions as permitted by the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC;
provided, in the case of any transfer pursuant to clauses (3) or (4) that any public announcement or filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure reporting a reduction in beneficial ownership of shares of our Class A common stock, shall clearly indicate in the footnotes thereto the nature of the transaction; provided further, in the case of any transfer pursuant to clauses (7) or (11), that no public announcement or filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure shall be made during the Lock-up Period, unless such filing is required and clearly indicates in the footnotes thereto that the transfer is by operation of law, court order, or in connection with a divorce settlement, or a repurchase by us, as the case may be; and provided further that in the case of any sale pursuant to clause (9), filings under Section 16(a) of the Exchange Act shall only be permissible if such filing clearly indicates in the footnotes thereto that the filing relates to securities being sold to generate net proceeds solely to cover taxes or estimated taxes (as applicable) that became due as a result of the vesting and/or settlement of equity awards.
See “Underwriters” for information about exceptions to the lock-up agreements and market standoff agreements described above and a further description of these agreements. Upon the expiration of the Lock-up Period, substantially all of the securities subject to such transfer restrictions will become eligible for sale, subject to the limitations discussed above.
Registration Rights
Pursuant to our amended and restated investors’ rights agreement, the holders of up to 107,123,949 shares of our common stock (including shares issuable upon the conversion of our outstanding convertible preferred stock), or their transferees, will be entitled to certain rights with respect to the registration of the offer and sale of those shares under the Securities Act. See “Description of Capital Stock—Registration Rights” for a description of these registration rights. If the offer and sale of these shares is registered, the shares will be freely tradable without restriction under the Securities Act, and a large number of shares may be sold into the public market.
Equity Incentive Plans
We intend to file one or more registration statements on Form S-8 under the Securities Act to register all of the shares of our Class A common stock issuable under the 2012 Plan and 2017 Plan, and issuable and reserved for issuance under the 2023 Plan and ESPP. Shares covered by such registration statement will be eligible for sale in the public market, subject to the Rule 144 limitations and vesting restrictions.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS
The following discussion is a summary of the material U.S. federal income tax consequences to Non-U.S. Holders (as defined below) of the purchase, ownership, and disposition of our Class A common stock issued pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. The effects of other U.S. federal tax laws, such as estate and gift tax laws, and any applicable state, local, or non-U.S. tax laws are not discussed. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), in each case in effect as of the date hereof. These authorities may change or be subject to differing interpretations. Any such change or differing interpretation may be applied retroactively in a manner that could adversely affect a Non-U.S. Holder of our Class A common stock. We have not sought and will not seek any rulings from the IRS regarding the matters discussed below. There can be no assurance the IRS or a court will not take a contrary position to that discussed below regarding the tax consequences of the purchase, ownership, and disposition of our Class A common stock.
This discussion is limited to Non-U.S. Holders that hold our Class A common stock as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax consequences relevant to a Non-U.S. Holder’s particular circumstances, including the impact of the Medicare contribution tax on net investment income and the alternative minimum tax. In addition, it does not address consequences relevant to Non-U.S. Holders subject to special rules, including, without limitation:
•U.S. expatriates and former citizens or long-term residents of the United States;
•persons holding our Class A common stock as part of a hedge, straddle, or other risk reduction strategy or as part of a conversion transaction or other integrated investment;
•banks, insurance companies, and other financial institutions;
•brokers, dealers, or traders in securities;
•“controlled foreign corporations,” “passive foreign investment companies,” and corporations that accumulate earnings to avoid U.S. federal income tax;
•partnerships or other entities or arrangements treated as partnerships for U.S. federal income tax purposes (and investors therein);
•tax-exempt organizations or governmental organizations;
•persons deemed to sell our Class A common stock under the constructive sale provisions of the Code;
•persons who hold or receive our Class A common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•tax-qualified retirement plans; and
•“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds.
If an entity treated as a partnership for U.S. federal income tax purposes holds our Class A common stock, the tax treatment of a partner in the partnership will depend on the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Accordingly, partnerships holding our Class A common stock and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax consequences to them.
THIS DISCUSSION IS FOR INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. INVESTORS SHOULD CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP, AND DISPOSITION OF OUR

CLASS A COMMON STOCK ARISING UNDER THE U.S. FEDERAL ESTATE OR GIFT TAX LAWS OR UNDER THE LAWS OF ANY STATE, LOCAL, OR NON-U.S. TAXING JURISDICTION OR UNDER ANY APPLICABLE INCOME TAX TREATY.
Definition of a Non-U.S. Holder
For purposes of this discussion, a “Non-U.S. Holder” is any beneficial owner of our Class A common stock that is neither a “U.S. person” nor an entity treated as a partnership for U.S. federal income tax purposes. A U.S. person is any person that, for U.S. federal income tax purposes, is or is treated as any of the following:
•an individual who is a citizen or resident of the United States;
•a corporation created or organized under the laws of the United States, any state thereof, or the District of Columbia;
•an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust that (1) is subject to the primary supervision of a U.S. court and all substantial decisions of which are subject to the control of one or more “United States persons” (within the meaning of Section 7701(a)(30) of the Code), or (2) has a valid election in effect to be treated as a United States person for U.S. federal income tax purposes.
Distributions
As described in “Dividend Policy,” we do not anticipate declaring or paying dividends to holders of our Class A common stock in the foreseeable future. However, if we do make distributions of cash or property on our Class A common stock, such distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Amounts not treated as dividends for U.S. federal income tax purposes will constitute a return of capital and first be applied against and reduce a Non-U.S. Holder’s adjusted tax basis in its Class A common stock, but not below zero. Any excess will be treated as capital gain and will be treated as described under “—Sale or Other Taxable Disposition” below.
Subject to the discussion below regarding effectively connected income, dividends paid to a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% of the gross amount of the dividends (or such lower rate specified by an applicable income tax treaty, provided the Non-U.S. Holder furnishes a valid IRS Form W-8BEN or W-8BEN-E (or other applicable documentation) certifying qualification for the lower treaty rate). A Non-U.S. Holder that does not timely furnish the required documentation, but that qualifies for a reduced treaty rate, may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Non-U.S. Holders should consult their tax advisors regarding their entitlement to benefits under any applicable tax treaties.
If dividends paid to a Non-U.S. Holder are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such dividends are attributable), the Non-U.S. Holder will be exempt from the U.S. federal withholding tax described above. To claim the exemption, the Non-U.S. Holder must furnish to the applicable withholding agent a valid IRS Form W-8ECI, certifying that the dividends are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States.
Any such effectively connected dividends will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected dividends, as adjusted for certain items. Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.

Sale or Other Taxable Disposition
A Non-U.S. Holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other taxable disposition of our Class A common stock unless:
•the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States (and, if required by an applicable income tax treaty, the Non-U.S. Holder maintains a permanent establishment in the United States to which such gain is attributable);
•the Non-U.S. Holder is a nonresident alien individual present in the United States for 183 days or more during the taxable year of the disposition and certain other requirements are met; or
•our Class A common stock constitutes a U.S. real property interest (“USRPI”) by reason of our status as a U.S. real property holding corporation (“USRPHC”) for U.S. federal income tax purposes.
Gain described in the first bullet point above generally will be subject to U.S. federal income tax on a net income basis at the regular rates applicable to U.S. persons. A Non-U.S. Holder that is a corporation also may be subject to a branch profits tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on such effectively connected gain, as adjusted for certain items.
A Non-U.S. Holder described in the second bullet point above will be subject to U.S. federal income tax at a rate of 30% (or such lower rate specified by an applicable income tax treaty) on gain realized upon the sale or other taxable disposition of our Class A common stock, which may be offset by certain U.S. source capital losses of the Non-U.S. Holder (even though the individual is not considered a resident of the United States), provided the Non-U.S. Holder has timely filed U.S. federal income tax returns with respect to such losses.
With respect to the third bullet point above, we believe we currently are not, and do not anticipate becoming, a USRPHC. Because the determination of whether we are a USRPHC depends, however, on the fair market value of our USRPIs relative to the fair market value of our non-U.S. real property interests and our other business assets, there can be no assurance we currently are not a USRPHC or will not become one in the future. Even if we are or were to become a USRPHC, gain arising from the sale or other taxable disposition of our Class A common stock by a Non-U.S. Holder will not be subject to U.S. federal income tax if our Class A common stock is “regularly traded,” as defined by applicable Treasury Regulations, on an established securities market and such Non-U.S. Holder owned, actually and constructively, 5% or less of our Class A common stock throughout the shorter of the five-year period ending on the date of the sale or other taxable disposition or the Non-U.S. Holder’s holding period.
Non-U.S. Holders should consult their tax advisors regarding any applicable tax treaties that may provide for different rules.
Information Reporting and Backup Withholding
Payments of dividends on our Class A common stock will not be subject to backup withholding, provided the Non-U.S. Holder certifies its non-U.S. status, such as by furnishing a valid IRS Form W-8BEN, W-8BEN-E, or W-8ECI, or otherwise establishes an exemption. However, information returns are required to be filed with the IRS in connection with any distributions on our Class A common stock paid to the Non-U.S. Holder, regardless of whether such distributions constitute dividends or whether any tax was actually withheld. In addition, proceeds of the sale or other taxable disposition of our Class A common stock within the United States or conducted through certain U.S.-related brokers generally will not be subject to backup withholding or information reporting if the applicable withholding agent receives the certification described above or the Non-U.S. Holder otherwise establishes an exemption. Proceeds of a disposition of our Class A common stock conducted through a non-U.S. office of a non-U.S. broker that does not have certain enumerated relationships with the United States generally will not be subject to backup withholding or information reporting.
Copies of information returns that are filed with the IRS may also be made available under the provisions of an applicable treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides or is established.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a Non-U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Additional Withholding Tax on Payments Made to Foreign Accounts
Withholding taxes may be imposed under Sections 1471 to 1474 of the Code (such Sections commonly referred to as the Foreign Account Tax Compliance Act, or “FATCA”) on certain types of payments made to non-U.S. financial institutions and certain other non-U.S. entities. Specifically, a 30% withholding tax may be imposed on dividends on, or (subject to the proposed Treasury Regulations discussed below) gross proceeds from the sale or other disposition of, our Class A common stock paid to a “foreign financial institution” or a “non-financial foreign entity” (each as defined in the Code), unless (1) the foreign financial institution undertakes certain diligence and reporting obligations, (2) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner, or (3) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (1) above, it must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain “specified United States persons” or “United States owned foreign entities” (each as defined in the Code), annually report certain information about such accounts, and withhold 30% on certain payments to non-compliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules.
Under applicable Treasury Regulations and administrative guidance, withholding under FATCA generally applies to payments of dividends on our Class A common stock. While withholding under FATCA would have applied also to payments of gross proceeds from the sale or other disposition of our Class A common stock beginning on January 1, 2019, proposed Treasury Regulations eliminate FATCA withholding on payments of gross proceeds entirely. Taxpayers generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued.
Prospective investors should consult their tax advisors regarding the potential application of withholding under FATCA to their investment in our Class A common stock.

UNDERWRITERS
Under the terms and subject to the conditions in an underwriting agreement to be dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC are acting as representatives, will severally agree to purchase, and we and the selling stockholders will agree to sell to them, severally, the number of shares of our Class A common stock indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC
BofA Securities, Inc.
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
MUFG Securities Americas Inc.
Citizens JMP Securities, LLC
Needham & Company, LLC
Piper Sandler & Co.
Raymond James & Associates, Inc.
Academy Securities, Inc.
Loop Capital Markets LLC
Samuel A. Ramirez & Company, Inc.
Roth Capital Partners, LLC
Telsey Advisory Group LLC
Total:
The underwriters and the representatives are collectively referred to as the “underwriters” and the “representatives,” respectively. The underwriters are offering the shares of Class A common stock subject to their acceptance of the shares from us and the selling stockholders and subject to prior sale. The underwriting agreement will provide that the obligations of the several underwriters to pay for and accept delivery of the shares of Class A common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters will be obligated to take and pay for all of the shares of Class A common stock offered by this prospectus if any such shares are taken. However, the underwriters will not be required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
The underwriters initially propose to offer part of the shares of Class A common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $           per share under the public offering price. After the initial offering of the shares of Class A common stock, the offering price and other selling terms may from time to time be varied by the representatives.
We will grant to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to                 additional shares of Class A common stock from us at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of Class A common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of Class A common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of Class A common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional          shares of Class A common stock from us.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Underwriting discounts and commissions to be paid by the selling stockholders
Proceeds, before expenses, to us	$	$	$
Proceeds, before expenses, to the selling stockholders
The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $         . We will agree to reimburse the underwriters for expenses relating to clearance of this offering with the Financial Industry Regulatory Authority in an amount up to $         .
The underwriters have informed us that they do not intend sales to discretionary accounts to exceed 5% of the total number of shares of Class A common stock offered by them.
We have applied to list our Class A common stock on the NYSE under the symbol “RDDT.”
We and all of our directors and executive officers, the selling stockholders, and certain other record holders that together represent approximately           % of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to lock-up agreements with the underwriters agreeing that, subject to certain exceptions, without the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, on behalf of the underwriters, we and they will not, in accordance with the terms of such agreements, during the period ending on the opening of trading on the third trading day immediately following our public release of earnings for the quarter ending                , 2024 (such period, the “Lock-up Period”):
(1)offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, make any short sale, or otherwise transfer or dispose of, directly or indirectly, any shares of our Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock;
(2)enter into any swap, hedging transaction, or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our Class A common stock, whether any such transaction described above is to be settled by delivery of our Class A common stock or such other securities, in cash or otherwise;
(3)publicly disclose the intention to take any of the actions restricted by clause (1) or (2) above; or
(4)make any demand for, or exercise any right with respect to, the registration of any shares of our common stock or any security convertible into or exercisable or exchangeable for our common stock.
Furthermore, (i) an additional approximately           % of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to the market standoff provisions in our amended and restated investors’ rights agreement, in which such holders agreed to not lend, offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock held immediately prior to the effectiveness of this registration statement, or enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such common stock and

(ii) an additional approximately           % of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to restrictions contained in market standoff agreements with us which include restrictions on the sale, transfer, or other disposition of shares. The forms and specific restrictive provisions within these market standoff provisions vary between security holders. For example, although some of these market standoff agreements do not specifically restrict hedging transactions and others may be subject to different interpretations between us and security holders as to whether they restrict hedging, our insider trading policy prohibits hedging by all of our current directors, officers, employees, contractors, and consultants. Sales, short sales, or hedging transactions involving our equity securities, whether before or after this offering and whether or not we believe them to be prohibited, could adversely affect the price of our Class A common stock.
As a result of the foregoing, substantially all of our outstanding Class A common stock and securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock are subject to a lock-up agreement or market standoff provisions during the Lock-up Period. We have agreed to enforce all such market standoff restrictions on behalf of the underwriters and not to amend or waive any such market standoff provisions during the Lock-up Period without the prior consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, on behalf of the underwriters, provided that we may release shares from such restrictions to the extent such shares would be entitled to release under the form of lock-up agreement with the underwriters signed by our directors and executive officers, the selling stockholders, and certain other record holders of our securities as described herein.
The restrictions imposed by the lock-up agreements and market standoff provisions are subject to certain exceptions, including with respect to:
1.any sales of our Class A common stock to the underwriters pursuant to the underwriting agreement to be entered into in connection with this offering;
2.transactions relating to shares of Class A common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock acquired in this offering or in open market transactions after the closing of this offering, provided that no filing under Section 16(a) of the Exchange Act shall be required or shall be voluntarily made during the Lock-up Period in connection with such transactions;
3.transfers of our Class A common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock (A) as a bona fide gift or for bona fide estate planning purposes, (B) upon death or by will, testamentary document, or intestate succession, (C) to an immediate family member of the lock-up party or to any trust for the direct or indirect benefit of the lock-up party or the immediate family of the lock-up party, or (D) if the lock-up party is a trust, to any beneficiary of the lock-up party or the estate of any such beneficiary, provided such transfer does not involve a disposition for value and that such securities remain subject to the restrictions set forth above;
4.distributions, transfers, or dispositions of our Class A common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock to another corporation, partnership, limited liability company, trust, or other business entity that is an affiliate, or to an investment fund or other entity controlled or managed by an affiliate, or to the stockholders, current or former partners, members, beneficiaries, or other equity holders, or to their estates, provided such distribution, transfer, or distribution does not involve a disposition for value and that such securities remain subject to the restrictions set forth above;
5.(A) the exercise of options, settlement of RSUs, or other equity awards, or the exercise of warrants outstanding as of the date of this prospectus and disclosed in this prospectus, provided that any common stock received upon such exercise or settlement would be subject to the restrictions set forth above, or (B) transfers of Class A common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock to us in connection with the net exercise of options, settlement of RSUs or warrants to cover tax withholding, provided that any filing under Section

16(a) of the Exchange Act shall clearly indicate in the footnotes thereto (X) the filing relates to the circumstances described in (A) or (B), as the case may be, (Y) no shares were sold by the reporting person, and (Z) in the case of (A), the shares of common stock received upon exercise or settlement of the option, warrant, or RSU are subject to a lock-up agreement with the underwriters;
6.the establishment of trading plans under Rule 10b5-1 under the Exchange Act, provided that such plans do not provide for the transfer of Class A common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock during the Lock-up Period (except as permitted by clause (9) below) and to the extent a public announcement or filing under the Exchange Act, if any, is required of or voluntarily made by or on behalf of the lock-up party or us regarding the establishment of such plans during the Lock-up Period, such announcement or filing shall include a statement to the effect that no transfer of shares of Class A common stock may be made under such plans during the Lock-up Period;
7.transfers of our Class A common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock that occur by operation of law pursuant to a qualified domestic order in connection with a divorce settlement or other court order, provided such transfer does not involve a disposition for value and that such securities remain subject to the restrictions set forth above;
8.the conversion of outstanding preferred stock into shares of common stock, or warrants to purchase preferred stock into warrants to purchase shares of our common stock, or the conversion of any shares of any class of our common stock into shares of our Class A common stock, provided that any such shares of common stock or warrants received upon such conversion will remain subject to the restrictions set forth above;
9.sales in open market transactions during the Lock-up Period to generate net proceeds up to the total amount of taxes or estimated taxes that become due as a result of the vesting or settlement of equity awards issued pursuant to a plan or arrangement described in this prospectus that vest during the Lock-up Period, other than for RSUs that will vest upon the completion of this offering;
10.transfers of our Class A common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock in connection with a bona fide third-party tender offer, merger, consolidation, or other similar transaction involving a change of control that is approved by our board of directors, provided that if such transaction is not completed, all such securities would remain subject to the restrictions set forth above;
11.transfers of our Class A common stock or any securities directly or indirectly convertible into or exchangeable or exercisable for our Class A common stock to us pursuant to arrangement under which we have the option to repurchase such securities or a right of first refusal with respect such securities; and
12.transactions as permitted by the prior written consent of Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC;
provided, in the case of any transfer pursuant to clauses (3) or (4) that any public announcement or filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure reporting a reduction in beneficial ownership of shares of our Class A common stock, shall clearly indicate in the footnotes thereto the nature of the transaction; provided further, in the case of any transfer pursuant to clauses (7) or (11), that no public announcement or filing under Section 16(a) of the Exchange Act, or any other public filing or disclosure shall be made during the Lock-up Period, unless such filing is required and clearly indicates in the footnotes thereto that the transfer is by operation of law, court order, or in connection with a divorce settlement, or a repurchase by us, as the case may be; and provided further that in the case of any sale pursuant to clause (9), filings under Section 16(a) of the Exchange Act shall only be permissible if such filing clearly indicates in the footnotes thereto that the filing relates to securities being sold to generate net proceeds solely to cover taxes or estimated taxes (as applicable) that became due as a result of the vesting and/or settlement of equity awards.

The restrictions on issuances by us during the Lock-up Period are subject to certain exceptions, including with respect to:
1.the sale of our Class A common stock to the underwriters pursuant to the underwriting agreement;
2.the issuance of shares of our Class A common stock or securities convertible into or exercisable or exchangeable for shares of our Class A common stock pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of options or warrants or the settlement of RSUs or other equity awards (including net settlement), in each case outstanding on the date of the underwriting agreement and described in this prospectus;
3.grants of stock options, stock awards, restricted stock, RSUs, or other equity awards and the issuance of shares of Class A common stock or any securities convertible into or exercisable or exchangeable for shares of our Class A common stock (whether upon the exercise of stock options or otherwise) to our employees, officers, directors, advisors, or consultants pursuant to the terms of an equity compensation plan in effect as of the closing of this offering and described in this prospectus, provided that such recipients of equity awards, to the extent not bound by a market standoff agreement with us that is at least as restrictive as the lock-up restrictions described above, enter into a lock-up agreement with the underwriters covering the remainder of the Lock-up Period upon the vesting, settlement, or exercise, as applicable of such equity awards;
4.our establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of our Class A common stock, provided that (A) such plan does not provide for the transfer of shares of our Class A common stock during the Lock-up Period (except as otherwise permitted under the exceptions described in the lock-up agreements) and (B) to the extent we are required to or voluntarily make a public announcement or filing under the Exchange Act regarding the establishment of such plan, such announcement or filing must include a statement to the effect that no transfer of our Class A common stock may be made under such plan during the Lock-up Period;
5.our issuance of up to           % of the outstanding shares of our Class A common stock, or securities convertible into, exercisable for, or which are otherwise exchangeable for or represent the right to receive up to           % of the outstanding shares of our Class A common stock, immediately following the closing of this offering including any shares issued to the underwriters pursuant to their over-allotment option, in one or more mergers, acquisitions of securities, businesses, property, or other assets, products or technologies, joint ventures, commercial relationships, or other strategic corporate transactions or alliances; and
6.our filing of any registration statement on Form S-8 (including any resale registration statement on Form S-8) relating to securities granted or to be granted pursuant to any plan in effect on the date of the underwriting agreement and described in this prospectus or any assumed benefit plan pursuant to an acquisition or similar strategic transaction.
Morgan Stanley & Co. LLC, Goldman Sachs & Co. LLC, and J.P. Morgan Securities LLC, in their sole discretion, may release the securities subject to the lock-up agreements with the underwriters or the market standoff agreements with us described above in whole or in part at any time.
Record holders of our securities are typically the parties to the lock-up agreements with the underwriters and the market standoff agreements with us referred to above, while holders of beneficial interests in our shares who are not also record holders in respect of such shares are not typically subject to any such agreements or other similar restrictions. Accordingly, we believe that holders of beneficial interests who are not record holders and are not bound by market standoff or lock-up agreements could enter into transactions with respect to those beneficial interests that negatively impact our stock price. In addition, a security holder who is neither subject to a market standoff agreement with us nor a lock-up agreement with the underwriters may be able to sell, short sell, transfer, hedge, pledge, or otherwise dispose of or attempt to sell, short sell, transfer, hedge, pledge, or otherwise dispose of their equity interests at any time.

In order to facilitate the offering of our Class A common stock, the underwriters may engage in transactions that stabilize, maintain, or otherwise affect the price of our Class A common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our Class A common stock in the open market after pricing that could adversely affect investors who purchase in this offering. As an additional means of facilitating this offering, the underwriters may bid for, and purchase, shares of our Class A common stock in the open market to stabilize the price of our Class A common stock. These activities may raise or maintain the market price of our Class A common stock above independent market levels or prevent or retard a decline in the market price of our Class A common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time.
We, the selling stockholders, and the underwriters will agree to indemnify each other against certain liabilities, including liabilities under the Securities Act, or to contribute to payments we, the selling stockholders, or the underwriters may be required to make in respect of those liabilities.
A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members participating in this offering. The representatives may agree to allocate a number of shares of Class A common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make internet distributions on the same basis as other allocations.
Other Relationships
The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses. For example, affiliates of J.P. Morgan Securities LLC, BofA Securities, Inc., Goldman Sachs & Co. LLC, Morgan Stanley & Co. LLC, and Citibank Global Markets Inc. serve as agents and/or arrangers and bookrunners of our revolving credit agreement. Furthermore, Steven Huffman, our President, Chief Executive Officer, and a member of our board of directors, has entered into a term loan agreement and pledge and security agreement (the “loan agreement”) with an affiliate of one of the underwriters of this offering. The loan to Mr. Huffman is secured by 1,510,784 shares of our Class B common stock beneficially owned by Mr. Huffman. We are not a party to the loan agreement.
In addition, in the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments. The underwriters and their respective affiliates may also make investment recommendations or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long or short positions in such securities and instruments.

Pricing of the Offering
Prior to this offering, there has been no public market for our Class A common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors considered in determining the initial public offering price will be our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods, and the price-earnings ratios, price-sales ratios, market prices of securities, and certain financial and operating information of companies engaged in activities similar to ours.
Directed Share Program
At our request, the underwriters have reserved up to                 shares of our Class A common stock, or approximately           % of the shares offered by us in this offering, for sale at the initial public offering price through a directed share program to:
•eligible Reddit users and moderators; and
•friends and family members of certain of our employees and directors.
Users and moderators who created an account on or before January 1, 2024 are potentially eligible for the directed share program. Eligible participants must reside in the United States and be at least 18 years of age. Further, eligible users and moderators must be in good standing on our platform and cannot be a current or former Reddit employee.
We will invite users and moderators to participate in the directed share program in six phased priority tiers. We will assign each eligible participant to a tier based on that participant’s contributions to Reddit. User contributions will be measured in karma (a user’s reputation score that reflects their community contributions). Moderator contributions will be measured by membership and moderator actions on our platform. Tier 1 will include certain users and moderators identified by us who have meaningfully contributed to Reddit community programs. Tier 2 will include users who hold at least 200,000 karma and moderators who have performed at least 5,000 moderator actions. Tier 3 will include users who hold at least 100,000 karma and moderators who have performed at least 2,500 moderator actions. Tier 4 will include users who hold at least 50,000 karma and moderators who have performed at least 1,000 moderator actions. Tier 5 will include users who hold at least 25,000 karma and moderators who have performed at least 500 moderator actions. Tier 6 will include all other eligible users and moderators.
If demand for the directed share program in an earlier tier exceeds capacity, eligible users and moderators will have the option to join a waitlist. An invitation to participate in the directed share program does not guarantee that the participant will receive an allocation of shares. Accordingly, we cannot provide any assurance that any eligible participant will receive an invitation or an allocation in the directed share program.
Shares purchased through the directed share program will not be subject to the terms of the lock-up agreement or market standoff restrictions.
The number of shares of Class A common stock available for sale to the general public will be reduced to the extent that such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered by this prospectus. Other than the underwriting discount described on the front cover of this prospectus, the underwriters will not be entitled to any commission with respect to shares of Class A common stock sold pursuant to the directed share program. We will agree to indemnify the underwriters against certain liabilities and expenses, including liabilities under the Securities Act, in connection with sales of the shares reserved for the directed share program.                 will administer our directed share program.
Sales to Retail Investors
In addition to allocations made to retail investors by the underwriters and through our directed share program discussed above, we anticipate that a portion of the Class A common stock offered hereby will, at our request, be offered to retail investors through certain online brokerage platforms. Certain online brokerage platforms will act as selling group members for this offering but are not affiliated with us. Purchases made through such platforms will be subject to the terms, conditions, and requirements set by each respective entity. The Class A common stock offered in this offering through online brokerage platforms will initially be offered at the offering price listed on the cover page of this prospectus. Information contained on, or that can be accessed through, such online brokerage platforms does not constitute part of this prospectus.
Selling Restrictions
European Economic Area
In relation to each Member State of the European Economic Area (each, a “Member State”), no shares of our Class A common stock have been offered or will be offered pursuant to the offering to the public in that Member State prior to the publication of a prospectus in relation to our Class A common stock which has been approved by the competent authority in that Member State or, where appropriate, approved in another Member State and notified to the competent authority in that Member State, all in accordance with the Prospectus Regulation, except that offers of our Class A common stock may be made to the public in that Member State at any time under the following exemptions under the Prospectus Regulation:
(a)to any legal entity which is a qualified investor as defined in the Prospectus Regulation;
(b)to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Regulation), subject to obtaining the prior consent of the representatives; or
(c)in any other circumstances falling within Article 1(4) of the Prospectus Regulation, provided that no such offer of shares shall require us or any of the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or supplement a prospectus pursuant to Article 23 of the Prospectus Regulation, and each person who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed to and with each of the representatives and us that it is a “qualified investor” within the meaning of Article 2(e) in the Prospectus Regulation.
In the case of any shares being offered to a financial intermediary as that term is used in Article 5 of the Prospectus Regulation, each such financial intermediary will be deemed to have represented, acknowledged, and agreed that the shares acquired by it in the offer have not been acquired on a nondiscretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.
For the purposes of this provision, the expression an “offer of shares to the public” in relation to any shares in any Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our Class A common stock, the expression “Prospectus Regulation” means Regulation (EU) 2017/1129 (as amended).
United Kingdom
No shares of our Class A common stock have been offered or will be offered pursuant to the offering to the public in the UK prior to the publication of a prospectus in relation to the shares of Class A common stock which (i) has been approved by the Financial Conduct Authority or (ii) is to be treated as if it had been approved by the Financial Conduct Authority in accordance with the transitional provisions in Article 74 (transitional provisions) of the Prospectus Amendment etc. (EU Exit) Regulations 2019/1234, except that shares of our Class A common stock may be offered to the public in the UK at any time:
(a) to any legal entity which is a qualified investor as defined under Article 2 of the UK Prospectus Regulation;

(b) to fewer than 150 natural or legal persons (other than qualified investors as defined under Article 2 of the UK Prospectus Regulation), subject to obtaining the prior consent of underwriters for any such offer; or
(c) in any other circumstances falling within Section 86 of the Financial Services and Markets Act 2000 (“FSMA”),
provided that no such offer of shares of our Class A common stock shall require us or any underwriter to publish a prospectus pursuant to Section 85 of the FSMA or supplement a prospectus pursuant to Article 23 of the UK Prospectus Regulation. For the purposes of this provision, the expression an “offer to the public” in relation to the shares of our Class A common stock in the UK means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our Class A common stock to be offered so as to enable an investor to decide to purchase or subscribe for any shares of our Class A common stock and the expression “UK Prospectus Regulation” means Regulation (EU) 2017/1129 as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended by the European Union (Withdrawal Agreement) Act 2020.
In addition, in the UK, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) of the FSMA (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”) or otherwise in circumstances which have not resulted and will not result in an offer to the public of the shares of our Class A common stock in the UK within the meaning of the FSMA.
Any person in the UK that is not a relevant person should not act or rely on the information included in this document or use it as basis for taking any action. In the UK, any investment or investment activity that this document relates to may be made or taken exclusively by relevant persons.
Japan
No registration pursuant to Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) (the “FIEL”) has been made or will be made with respect to the solicitation of the application for the acquisition of the shares of Class A common stock.
Accordingly, the shares of Class A common stock have not been, directly or indirectly, offered or sold and will not be, directly or indirectly, offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan) or to others for re-offering or re-sale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan except pursuant to an exemption from the registration requirements, and otherwise in compliance with, the FIEL and the other applicable laws and regulations of Japan.
For Qualified Institutional Investors (“QII”)
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “QII only private placement” or a “QII only secondary distribution” (each as described in Paragraph 1, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred to QIIs.
For Non-QII Investors
Please note that the solicitation for newly issued or secondary securities (each as described in Paragraph 2, Article 4 of the FIEL) in relation to the shares of Class A common stock constitutes either a “small number private placement” or a “small number private secondary distribution” (each as is described in Paragraph 4, Article 23-13 of the FIEL). Disclosure regarding any such solicitation, as is otherwise prescribed in Paragraph 1, Article 4 of the

FIEL, has not been made in relation to the shares of Class A common stock. The shares of Class A common stock may only be transferred en bloc without subdivision to a single investor.
Switzerland
Shares of our Class A common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”), or on any other stock exchange or regulated trading facility in Switzerland. This document does not constitute a prospectus within the meaning of, and has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares of our Class A common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.
Neither this document nor any other offering or marketing material relating to the offering, us or the shares of our Class A common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of our Class A common stock will not be supervised by, the Swiss Financial Market Supervisory Authority, and the offer of common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (“CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares of our Class A common stock.
Canada
Shares of our Class A common stock may be sold only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations.
Any resale of the shares of Class A common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.
Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.
Pursuant to section 3A.3 (or, in the case of securities issued or guaranteed by the government of a non-Canadian jurisdiction, section 3A.4) of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.
Hong Kong
Shares of our Class A common stock may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to shares of our Class A common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares of our Class A common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors”

within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.
Singapore
This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of shares of our Class A common stock may not be circulated or distributed, nor may the shares of our Class A common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor pursuant to Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.
Where shares of our Class A common stock are subscribed or purchased under Section 275 by a relevant person which is:
(a)a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor, securities or securities-based derivatives contracts (each as defined in Section 2(1) of the SFA) of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable within six months after that corporation or that trust has acquired shares of our Class A common stock under Section 275 of the SFA except:
(1)to an institutional investor or to a relevant person, or to any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA;
(2)where no consideration is or will be given for the transfer;
(3)where the transfer is by operation of law;
(4)as specified in Section 276(7) of the SFA; or
(5)as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities and Securities based Derivatives Contracts) Regulation 2018.
Solely for purposes of the notification requirements under Section 309B(1)(c) of the SFA, we have determined, and hereby notify all relevant persons, that the shares are “prescribed capital markets products” (as defined in the Securities and Futures (Capital Markets Products) Regulations 2018) and Excluded Investment Products (as defined in MAS Notice SFA 04-N12: Notice on the Sale of Investment Products and MAS Notice FAA-N16: Notice on Recommendations on Investment Products).
Dubai International Financial Centre
This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority (the “DFSA”). This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares of our Class A common stock to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus, you should consult an authorized financial advisor.

LEGAL MATTERS
The validity of the shares of Class A common stock offered hereby will be passed upon for us by Latham & Watkins LLP, Menlo Park, California. Davis Polk & Wardwell LLP, Menlo Park, California, has acted as counsel for the underwriters in connection with certain legal matters related to this offering. Whalen LLP, Newport Beach, California, has acted as counsel for the selling stockholders in connection with certain legal matters related to this offering.
EXPERTS
The consolidated financial statements of Reddit, Inc. as of December 31, 2022 and 2023, and for each of the years in the two-year period ended December 31, 2023, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.
WHERE YOU CAN FIND ADDITIONAL INFORMATION
We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act, with respect to the shares of Class A common stock being offered by this prospectus. This prospectus, which constitutes part of the registration statement, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and our Class A common stock, we refer you to the registration statement and its exhibits. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.
You may read our SEC filings, including this registration statement, over the internet at the SEC’s website at www.sec.gov. Upon the completion of this offering, we will be subject to the information reporting requirements of the Exchange Act and we will file reports, proxy statements, and other information with the SEC. These reports, proxy statements, and other information will be available for review at the SEC’s website referred to above. We also maintain a corporate website at www.redditinc.com, at which, following the completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on, or that can be accessed through, our website does not constitute part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors
Reddit, Inc.:
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated balance sheets of Reddit, Inc. and subsidiaries (the Company) as of December 31, 2022 and 2023, the related consolidated statements of operations, comprehensive income (loss), convertible preferred stock and stockholders’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2023, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2023, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ KPMG LLP
We have served as the Company’s auditor since 2019.
San Francisco, California
February 5, 2024

Reddit, Inc.
Consolidated Balance Sheets
(in thousands, except share and per share amounts)

	December 31, 2022	December 31, 2023
ASSETS
Current assets:
Cash and cash equivalents	$435,810	$401,176
Marketable securities	830,734	811,946
Accounts receivable, net	191,987	245,279
Prepaid expenses and other current assets	25,396	21,286
Total current assets	1,483,927	1,479,687
Property and equipment, net	7,192	14,946
Operating lease right-of-use assets, net	23,352	24,008
Intangible assets, net	41,237	32,147
Goodwill	26,299	26,299
Other noncurrent assets	17,704	19,380
Total assets	$1,599,711	$1,596,467
LIABILITIES, CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ DEFICIT
Current liabilities:
Accounts payable	$32,944	$46,514
Operating lease liabilities	7,802	3,707
Accrued expenses and other current liabilities	65,711	83,349
Total current liabilities	106,457	133,570
Operating lease liabilities, noncurrent	11,690	22,040
Other noncurrent liabilities	7,136	287
Total liabilities	125,283	155,897
Commitments and contingencies (Note 11)
Convertible preferred stock, par value $0.0001 per share; 86,864,781 and 86,864,781 shares authorized as of December 31, 2022 and December 31, 2023, respectively; 73,021,449 and 73,021,449 shares issued and outstanding as of December 31, 2022 and December 31, 2023, respectively; aggregate liquidation preference of $1,847,993 and $1,847,993 as of December 31, 2022 and December 31, 2023, respectively	1,853,492	1,853,492
Stockholders’ deficit:
Class A common stock, par value $0.0001 per share; 189,000,000 and 189,000,000 shares authorized as of December 31, 2022 and December 31, 2023, respectively; 6,381,936 and 7,099,700 shares issued and outstanding as of December 31, 2022 and December 31, 2023, respectively	—	—
Class B common stock, par value $0.0001 per share; 142,000,000 and 142,000,000 shares authorized as of December 31, 2022 and December 31, 2023, respectively; 51,410,111 and 53,904,204 shares issued and outstanding as of December 31, 2022 and December 31, 2023, respectively	6	6
Additional paid-in capital	250,460	302,820
Accumulated other comprehensive income (loss)	(3,792)	814
Accumulated deficit	(625,738)	(716,562)
Total stockholders’ deficit	(379,064)	(412,922)
Total liabilities, convertible preferred stock, and stockholders’ deficit	$1,599,711	$1,596,467
The accompanying notes are an integral part of these financial statements.

Reddit, Inc.
Consolidated Statements of Operations
(in thousands, except share and per share amounts)

	Year ended December 31,
	2022	2023
Revenue	$666,701	$804,029
Costs and expenses:
Cost of revenue	104,799	111,011
Research and development	365,164	438,346
Sales and marketing	225,078	230,175
General and administrative	143,822	164,658
Total costs and expenses	838,863	944,190
Income (loss) from operations	(172,162)	(140,161)
Other income (expense), net	14,234	53,138
Income (loss) before income taxes	(157,928)	(87,023)
Income tax expense (benefit)	622	3,801
Net income (loss)	$(158,550)	$(90,824)
Net income (loss) per share attributable to Class A and Class B common stock, basic and diluted (Note 4)	$(2.77)	$(1.54)
Weighted-average shares of Class A and Class B common stock used to compute net income (loss) per share attributable to common stockholders, basic and diluted	57,251,112	59,138,086
The accompanying notes are an integral part of these financial statements.

Reddit, Inc.
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

	Year ended December 31,
	2022	2023
Net income (loss)	$(158,550)	$(90,824)
Change in other comprehensive income (loss), net of tax:
Unrealized holding gains (losses) on marketable securities	(3,554)	4,606
Net comprehensive income (loss)	$(162,104)	$(86,218)
The accompanying notes are an integral part of these financial statements.

Reddit, Inc.
Consolidated Statements of Convertible Preferred Stock and Stockholders’ Deficit
(in thousands, except share amounts)

	Total Convertible Preferred Stock		Common Stock				Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Deficit
			Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount
Balance as of December 31, 2021	73,021,449	$1,853,492	5,166,855	$—	51,212,674	$6	$181,407	$(238)	$(467,188)	$(286,013)
Issuance of common stock upon exercise of stock options, net	—	—	976,178	—	197,437	—	7,034	—	—	7,034
Issuance of restricted stock awards	—	—	174,056	—	—	—	—	—	—	—
Issuance of common stock upon settlement of restricted stock units, net	—	—	2,786	—	—	—	(105)	—	—	(105)
Issuance of Class A common stock in connection with acquisitions	—	—	62,061	—	—	—	4,522	—	—	4,522
Stock-based compensation expense	—	—	—	—	—	—	55,310	—	—	55,310
Vesting of early exercised stock options	—	—	—	—	—	—	2,292	—	—	2,292
Net income (loss)	—	—			—	—	—	—	(158,550)	(158,550)
Change in other comprehensive income (loss)	—	—	—	—	—	—	—	(3,554)	—	(3,554)
Balance as of December 31, 2022	73,021,449	$1,853,492	6,381,936	$—	51,410,111	$6	$250,460	$(3,792)	$(625,738)	$(379,064)
Issuance of common stock upon exercise of stock options, net	—	—	489,959	—	2,494,093	—	8,390	—	—	8,390
Issuance of common stock upon settlement of restricted stock units, net	—	—	227,805	—	—	—	(4,320)	—	—	(4,320)
Stock-based compensation expense	—	—	—	—	—	—	47,598	—	—	47,598
Vesting of early exercised stock options	—	—	—	—	—	—	692	—	—	692
Net income (loss)	—	—			—	—	—	—	(90,824)	(90,824)
Change in other comprehensive income (loss)	—	—	—	—	—	—	—	4,606	—	4,606
Balance as of December 31, 2023	73,021,449	$1,853,492	7,099,700	$—	53,904,204	$6	$302,820	$814	$(716,562)	$(412,922)
The accompanying notes are an integral part of these financial statements.

Reddit, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year ended December 31,
	2022	2023
Cash flows from operating activities
Net income (loss)	$(158,550)	$(90,824)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	8,000	13,702
Non-cash operating lease cost	10,464	11,359
Amortization of premium (accretion of discount) on marketable securities, net	(3,264)	(27,442)
Stock-based compensation	55,310	47,598
Other adjustments	4,099	484
Changes in operating assets and liabilities:
Accounts receivable	(30,230)	(53,318)
Prepaid expenses and other assets	(1,911)	3,878
Operating lease right-of-use assets and liabilities	(10,325)	(5,758)
Accounts payable	10,905	12,470
Accrued expenses and other liabilities	21,481	12,737
Net cash provided by (used in) operating activities	$(94,021)	$(75,114)
Cash flows from investing activities
Purchases of property and equipment	(6,233)	(9,724)
Purchases of marketable securities	(1,430,589)	(1,259,854)
Maturities of marketable securities	674,399	1,273,159
Proceeds from sale of marketable securities	500	37,538
Cash paid for acquisitions, net of cash acquired	(42,196)	—
Other investing activities	(64)	172
Net cash provided by (used in) investing activities	$(804,183)	$41,291
Cash flows from financing activities
Proceeds from exercise of employee stock options	7,034	8,428
Taxes paid related to net share settlement of restricted stock units	—	(4,320)
Payments of deferred offering costs	(9,796)	(1,441)
Other financing activities	(1,022)	(3,478)
Net cash provided by (used in) financing activities	$(3,784)	$(811)
Net increase (decrease) in cash, cash equivalents, and restricted cash	(901,988)	(34,634)
Cash, cash equivalents, and restricted cash at the beginning of the period	1,337,848	435,860
Cash, cash equivalents, and restricted cash at the end of the period	$435,860	$401,226
Cash and cash equivalents	435,810	401,176
Restricted cash	50	50
Total cash, cash equivalents, and restricted cash	$435,860	$401,226
Supplemental disclosure of noncash financing and investing activities:
Value of equity consideration for acquisitions	$4,522	$—
Operating lease right-of-use assets recognized in exchange for lease liabilities	$16,357	$12,014
The accompanying notes are an integral part of these financial statements.

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
1. Organization and Description of the Business
Description of Business
Reddit, Inc. (“Reddit”, “we,” “our,” or “us”) was incorporated in the state of Delaware. Our mission is to bring community, belonging, and empowerment to everyone in the world. We built Reddit with the belief that communities unlock the power of human creativity and create a sense of belonging and empowerment for their members. We believe the world needs community more than ever, and that this represents our greatest opportunity to further enrich the lives of everyone in the world. We are headquartered in San Francisco, California, and have several offices around the world.
Advance Magazine Publishers Inc.
As of December 31, 2023, Advance Magazine Publishers Inc. (“Advance”), a subsidiary of Advance Publications, Inc., holds all of the Series A preferred stock and 34% of the combined voting rights of our outstanding preferred and common stock. For as long as Advance holds the Series A preferred stock, Advance will have the ability to appoint the majority of the board of directors, and the affirmative vote or written consent of Advance will be required for certain corporate actions, including fundamentally changing our business, entering into new lines of business, appointing or removing the Chief Executive Officer, adoption of the annual, or any longer term, business plan or budget, any determinations with respect to mergers or other business combinations involving us, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, adopting, modifying or changing the terms of equity compensation plans, and the payment of dividends with respect to our outstanding stock.
2. Basis of Presentation and Significant Accounting Policies
Basis of Presentation
Our consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”). Our consolidated financial statements include the accounts of Reddit, Inc. and our wholly owned subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Management’s estimates are based on historical information available as of the date of the consolidated financial statements and various other assumptions that we believe are reasonable under the circumstances. Actual results could differ materially from those estimates.
Significant estimates relate primarily to determining the fair value of stock-based awards, the fair value of assets and liabilities assumed in business combinations, and the incremental borrowing rate used to determine operating lease right-of-use assets and lease liabilities. On an ongoing basis, management evaluates our estimates compared to historical experience and trends, which form the basis for making judgments about the carrying value of assets and liabilities.
Advertising Revenue
We generate substantially all of our revenue through the sale of advertising on our mobile applications and website. We recognize revenue only after transferring control of promised goods or services to customers, which occurs when a user clicks on an ad contracted on a cost per click (“CPC”) basis, views an ad contracted on a cost per thousand impressions (“CPM”) basis, views a video ad contracted on a cost per view (“CPV”) basis, or on a fixed fee basis, based upon ad delivery over the service period, which is typically less than 30 days in duration. Generally, we recognize advertising revenue on a gross basis since we control the advertising units before being transferred to our users. In arrangements where another party is involved in providing specified services to a customer, we evaluate whether we are the principal or agent. In this evaluation, we consider if we obtain control of the specified

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
goods or services before they are transferred to the customer. For advertising revenue arrangements where we are not the principal, we recognize revenue on a net basis. For the periods presented, revenue for arrangements where we are the agent was not material.
The transaction price in advertising arrangements is generally calculated as the number of advertising units delivered multiplied by the contractually agreed upon CPC, CPM, or CPV, or on a fixed fee basis and revenue is recognized based on the number of clicks, impressions, or views, or ratable over the service period, respectively. Payments for advertising arrangements are due based on the contractually stated payment terms, usually within 30 to 60 days. Sales and other similar taxes are excluded from revenue.
Other Revenue
Other revenue consists of revenue from data licensing, Reddit Premium subscriptions, and products within our user economy.
In our data licensing arrangements, we provide customers with the right to access data on our platform over the contractual period. The transaction price in data licensing arrangements is generally a fixed fee or usage-based fee. We recognize data licensing revenue as our data partners consume and benefit from their use of the licensed data, which is generally ratably over the license period. Payments for data licensing revenue arrangements are due based on the contractually stated payment terms, usually within 30 days.
Payments for Reddit Premium subscriptions are received upfront, are non-refundable, and are recognized ratably over the subscription period, which is generally less than one year. Products within our user economy include Reddit Gold and Collectible Avatars. Revenue from Reddit Gold and Collectible Avatars was not material for the years ended December 31, 2022 and 2023.
Cost of Revenue
Cost of revenue consists primarily of payments to third parties for the cost of hosting and supporting our mobile applications and website. In addition, cost of revenue includes expenses directly associated with the delivery of our advertising and other services, including advertising measurement services and credit card and other transaction processing fees. Cost of revenue also consists of personnel-related costs, including salaries, benefits, and stock-based compensation.
Research and Development Expenses
Research and development expenses consist primarily of personnel-related costs including salaries, benefits, and stock-based compensation for engineers and other employees engaged in the research, design, and development of new and existing products. Research and development expenses also include consulting services and hosting costs associated with internal research and development activities, as well as allocated facilities and other supporting overhead costs.
Sales and Marketing Expenses
Sales and marketing expenses consist primarily of personnel-related costs including salaries, benefits, and stock-based compensation for employees engaged in sales, sales support, business and brand development, marketing, and customer service functions. Sales commissions are expensed as incurred in sales and marketing expenses as the expected period of benefit is one year or less. Sales and marketing expenses also include costs incurred for advertising, market research, branding, professional services, marketing, and promotional expenditures, as well as allocated facilities and other supporting overhead costs.
General and Administrative Expenses
General and administrative expenses consist primarily of personnel-related costs including salaries, benefits, and stock-based compensation for certain executives as well as employees engaged in finance, legal, human resources, information technology, communications, and other administrative teams. General and administrative

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
expenses also include costs incurred for professional services, including outside legal and accounting services, cryptocurrency impairment, as well as allocated facilities and other supporting overhead costs.
Advertising Costs
Advertising costs are expensed as incurred and were $34.4 million and $8.2 million for the years ended December 31, 2022 and 2023, respectively.
Stock-Based Compensation
We measure and recognize compensation expense for stock-based awards, including restricted stock units (“RSUs”), restricted stock awards (“RSAs”), and stock options granted to employees and non-employees based on the grant date fair value of the awards granted. For secondary sale transactions with existing investors, we recognize stock-based compensation expense representing the excess of the purchase price over the fair value of our common stock on the date of the transaction.
Income Taxes
We account for income taxes using an asset and liability approach. Under this method, the tax provision includes taxes currently due plus the net change in deferred tax assets and liabilities. Deferred tax assets and liabilities arise from temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated financial statements, as well as from net operating loss and tax credit carryforwards. Deferred tax amounts are determined by using the tax rates expected to be in effect when the taxes will be paid or refund received, as provided for under currently enacted tax law. In assessing the need for a valuation allowance, we consider both positive and negative evidence related to the likelihood of realization of the deferred tax assets. If, based on the weight of available evidence, it is more likely than not that the deferred tax assets will not be realized, a valuation allowance is recorded. Should there be a change in the ability to recover deferred tax assets, the income tax provision would increase or decrease in the period in which the assessment is changed.
We recognize the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. Any interest and penalties related to unrecognized tax benefits are recognized as income tax expense in the consolidated statements of operations.
Functional Currency
The U.S. dollar is the functional currency for all subsidiaries, and therefore, foreign currency denominated monetary assets and liabilities are remeasured into U.S. dollars at exchange rates at the balance sheet date and foreign currency denominated non-monetary assets and liabilities are remeasured into U.S. dollars at historical exchange rates. Gains or losses from foreign currency remeasurement and settlements are included in other income (expense), net in the consolidated statements of operations. Net foreign exchange gains and losses were not material for the years ended December 31, 2022 and 2023.
Cash, Cash Equivalents, and Restricted Cash
Cash and cash equivalents consist of highly liquid investments with original maturities of 90 days or less from the date of purchase. We define restricted cash as cash that cannot be withdrawn or used for general operating activities. Restricted cash is classified as current or noncurrent assets based on the contractual or estimated term of the remaining restriction. As of December 31, 2022 and 2023, restricted cash included in other noncurrent assets in the consolidated balance sheets was not material.
Marketable Securities
We hold investments in marketable securities consisting of U.S. and non-U.S. government securities, investment-grade corporate and government agency securities, certificates of deposit, and commercial paper. We classify our marketable securities as available-for-sale investments in current assets because they represent

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
investments available for current operations. Our available-for-sale investments are carried at fair value with any unrealized gains and losses included in accumulated other comprehensive income (loss) in stockholders’ deficit. Expected losses from credit related impairment, if any, are recognized through an allowance for credit losses and adjusted each period for changes in credit risk. Gains or losses on the sale or maturities of marketable securities are determined using the specific identification method and recorded in other income (expense), net in our consolidated statements of operations.
Fair Value Measurements
Certain financial instruments are required to be recorded at fair value. Other financial instruments, including cash, cash equivalents, and restricted cash, are recorded at cost, which approximates fair value. Additionally, the carrying amounts of accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses, and other current liabilities approximate fair value due to their short-term nature.
Accounts Receivable, Net
Accounts receivable are recorded at the invoiced amount, net of any allowance for doubtful accounts due to expected credit losses and potentially uncollectible receivables. We apply a “single loss” rate approach to the overall accounts receivable portfolio and also evaluate the aging, historical write-offs, and collectability of accounts receivable on a customer-by-customer basis. The allowance for doubtful accounts was immaterial as of December 31, 2022 and 2023.
Property and Equipment, Net
Property and equipment are stated at cost, less accumulated depreciation. We compute depreciation using the straight-line method over the estimated useful lives of the assets, which is generally three to five years for computer equipment, furniture, and fixtures. Leasehold improvements are depreciated over the shorter of the lease term or the useful life of the assets. Maintenance and repairs are expensed as incurred.
Software Development Costs
Software development costs include costs to develop software to be used to meet internal needs and applications used to deliver our services. We capitalize development costs related to these software applications once the preliminary project stage is complete, it is probable that the project will be completed, and the software will be used to perform the function intended. Due to the iterative process of our development projects, development costs meeting our capitalization criteria were not material for the periods presented.
Leases
Leases arise from contractual obligations that convey the right to control the use of identified property, plant, or equipment for a period of time in exchange for consideration. We determine if a contract is, or contains, a lease at contract inception. All of our leases are operating leases and are included in operating lease right-of-use assets, net, operating lease liabilities, and operating lease liabilities, non-current on the consolidated balance sheets.
Operating lease right-of-use assets and operating lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term discounted using our incremental borrowing rate. Operating lease right-of-use assets also include any lease payments made and exclude lease incentives. As our leases do not provide an implicit rate, the incremental borrowing rate used is estimated based on what we would have to pay on a collateralized basis over a similar term as the lease. Lease payments include fixed payments and any variable payments based on an index or rate, and are recognized as lease expense on a straight-line basis over the term of the lease.
Deferred Offering Costs
Deferred offering costs, which consist of direct incremental legal, accounting, consulting, and other fees related to our planned initial public offering (“IPO”) are capitalized in other noncurrent assets on the consolidated balance sheets. The deferred offering costs will be offset against IPO proceeds upon the consummation of an IPO. In the

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
event the planned IPO is terminated, the deferred offering costs will be immediately expensed in the consolidated statements of operations. Deferred offering costs were $14.4 million and $16.5 million as of December 31, 2022 and 2023, respectively.
Business Combinations
We include the results of operations of the businesses that we acquire from the date of acquisition. We determine the fair value of the assets acquired and liabilities assumed based on their estimated fair values as of the respective date of acquisition. The excess purchase price over the fair values of identifiable assets and liabilities is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenues and cash flows, discount rates, and selection of comparable companies. Our estimates of fair value are based on assumptions believed to be reasonable, but are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates.
When we issue payments or grants of equity to selling stockholders in connection with an acquisition, we evaluate whether the payments or awards are compensatory. This evaluation includes whether cash payments or stock award vesting is contingent on the continued employment of the selling stockholder beyond the acquisition date. If continued employment is required for the cash to be paid or stock awards to vest, the award is treated as compensation for post-acquisition services and is recognized as compensation expense.
Transaction costs associated with business combinations are expensed as incurred and are included in general and administrative expenses in our consolidated statements of operations.
Goodwill
Goodwill represents the excess of the aggregate purchase consideration over the fair value of net assets acquired in a business combination. We perform our annual impairment test on October 1. We also test for impairment whenever events or circumstances indicate that the fair value of goodwill has been impaired. Our impairment tests are based on a single operating segment and reporting unit structure. No impairment charges were recorded during the years ended December 31, 2022 and 2023.
Acquired Intangible Assets
Identifiable acquired intangible assets consist primarily of acquisition-related developed technology. We determine the appropriate useful life of our intangible assets by performing an analysis of expected cash flows of the acquired assets. Intangible assets are amortized on a straight-line basis over the estimated useful life of up to five years.
Cryptocurrency
We account for cryptocurrency investments, and cryptocurrency received in exchange for goods and services, as intangible assets with indefinite useful lives, which are measured at cost, net of any impairment losses incurred since acquisition, on the consolidated balance sheets. Cryptocurrency accounted for as intangible assets are not amortized, but assessed for impairment quarterly, or more frequently, when events or changes in circumstances occur indicating that it is more likely than not that the indefinite-lived asset is impaired. In determining if an impairment has occurred, we compare the carrying value to the lowest market price quoted on our principal market for cryptocurrencies since acquiring the cryptocurrency and record the difference as cryptocurrency impairment in general and administrative expenses in our consolidated statements of operations. After an impairment loss is recognized, the adjusted carrying value becomes its new cost basis. A subsequent reversal of a previously recognized impairment loss is prohibited until the sale or disposal of the cryptocurrency.
The computation of gains or losses on the sale of cryptocurrency, or use of cryptocurrency to settle any obligations, is based on the difference between the market price quoted on our principal market for cryptocurrencies at the time of sale or settlement and the cost basis of the cryptocurrency, which is determined on a first-in, first-out

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
basis. Gains and losses realized upon the sale or settlement of cryptocurrencies are also recorded in general and administrative expenses in our consolidated statements of operations.
Impairment of Long-Lived Assets
We evaluate recoverability of our property and equipment and definite-lived intangible assets when events or changes in circumstances indicate the carrying amount of an asset may not be recoverable. Events and changes in circumstances considered in determining whether the carrying value of long-lived assets may not be recoverable include significant changes in performance relative to expected operating results, significant changes in asset use, significant negative industry or economic trends, and changes in our business strategy. Recoverability of these assets is measured by comparison of their carrying amount to future undiscounted cash flows to be generated. If impairment is indicated based on a comparison of the assets’ carrying values and the undiscounted cash flows, the impairment loss is measured as the amount by which the carrying amount exceeds the fair value of the assets. We determined that there were no events or changes in circumstances that indicated our long-lived assets were impaired during the years ended December 31, 2022 and 2023.
Concentration of Business Risk
We primarily use Amazon Web Services and Google Cloud Platform for our hosting requirements. A disruption or loss of service from Amazon Web Services or Google Cloud Platform could harm our ability to operate. Although we believe there are other qualified providers that can provide these services, a transition to a new provider could create a disruption to our business and negatively impact our operating results.
Concentration of Credit Risk
Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of cash and cash equivalents, restricted cash, marketable securities, and accounts receivable. We maintain cash and cash equivalents with several financial institutions. We believe that the financial institutions that hold our cash and cash equivalents are financially sound and, accordingly, minimal credit risks exist with respect to these balances. We maintain investments in U.S. and non-U.S. government securities, investment-grade corporate and government agency securities, certificates of deposit, commercial paper, and money market accounts that carry high credit ratings and accordingly, minimal credit risk exists with respect to these balances.
No customer accounted for greater than 10% of our revenues for the years ended December 31, 2022 and 2023. No customer accounted for greater than 10% of our accounts receivable as of December 31, 2022 and 2023.
We perform ongoing credit evaluations of our customers and generally do not require collateral.
Segments
We have determined that we have a single operating segment. Our Chief Executive Officer is our chief operating decision maker who evaluates performance and makes operating decisions about allocating resources based on consolidated financial data. As of December 31, 2022 and 2023, substantially all of our long-lived assets were located within the United States.
Emerging Growth Company Status
We are an emerging growth company as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act, until such time as those standards apply to private companies.
We elected to use this extended transition period for complying with new or revised accounting standards that have different effective dates for public and private companies through December 31, 2022. As a result, our financial statements for the year ended December 31, 2022 may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates. Beginning January 1, 2023, we have elected to irrevocably opt out of the extended transition period provided in the JOBS Act. As a result, we will

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
comply with new or revised accounting standards at the time when adoption of such standards is required for public companies that are non-emerging growth companies.
We will remain an emerging growth company until the earliest of (i) the last day of the first fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which our total annual gross revenue is at least $1.235 billion, or (c) when we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700.0 million as of the prior June 30th and (ii) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.
Recently Adopted Accounting Pronouncements
In June 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-13, Financial Instruments-Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This standard amends guidance related to impairment of financial instruments by replacing the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. The standard is effective for us beginning January 1, 2023, with early adoption permitted. We have elected to apply a “single loss” rate approach to the overall accounts receivable portfolio. We determine the allowance for credit loss rate based on an evaluation of the aging and collectability of accounts receivable on a customer-by-customer basis. We will periodically assess the credit loss rate by taking into consideration the aging of our receivables, historical write-offs, probability of collection, and other relevant data. For available-for-sale securities where fair value is less than cost, credit related impairment, if any, will be recognized through an allowance for credit losses and adjusted each period for changes in credit risk. We early adopted ASU No. 2016-13 during the year ended December 31, 2022 and the adoption did not have a material impact on our consolidated financial statements.
In March 2022, the Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 121 (“SAB 121”), which provides interpretive guidance regarding the accounting for and disclosure of the obligation to safeguard crypto-assets that an entity holds on behalf of its platform users. SAB 121 states that when an entity concludes that it has an obligation to safeguard crypto-assets for platform users, it should recognize a liability, and a corresponding asset, representing that obligation. This guidance is effective from the first interim period after June 15, 2022 and applies retrospectively. We provide non-custodial digital wallet software to users on our platform whereby users generate and control their private key information. We do not provide custody or safeguarding services, do not maintain the private keys or have the ability to recover the private keys, do not perform recordkeeping but rely on public blockchain data to display limited transaction history on our platform, and do not protect from risk of theft or loss. Therefore, we have not recognized a safeguarding liability and corresponding safeguarding asset. We adopted SAB 121 during the year ended December 31, 2022 with no impact on our consolidated financial statements.
In March 2020, the FASB issued ASU No. 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients for a limited period of time for accounting for contracts, hedging relationships, and other transactions affected by the London Interbank Offered Rate (LIBOR) or other reference rates expected to be discontinued. These optional expedients can be applied from March 2020 through December 31, 2022. In December 2022, the FASB issued ASU No. 2022-06, Reference Rate Reform (Topic 848): Deferral of the Sunset Date of Topic 848, which extends the date through which these expedients can be applied to December 31, 2024. We adopted ASU No. 2020-04 and ASU No. 2022-06 during the year ended December 31, 2022 with no impact on our consolidated financial statements.
Accounting Pronouncements Not Yet Adopted
In December 2023, the FASB issued ASU No. 2023-08, Intangibles—Goodwill and Other—Crypto Assets (Subtopic 250-60): Accounting for and Disclosure of Crypto Assets, which requires an entity to measure crypto assets at fair value at each reporting period with changes recognized in net income. This standard also requires additional disclosures about the types of crypto assets held by entities and the changes in those holdings. The

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
standard is effective for us beginning January 1, 2025, with early adoption permitted. We are currently evaluating the impact the adoption will have on our consolidated financial statements.
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires an entity to disclose specific categories in the effective tax rate reconciliation as well as provide additional information for reconciling items that meet a quantitative threshold. This standard also requires certain disaggregated disclosures related to income from continuing operations, income tax expense, and income taxes paid. The standard is effective for us beginning January 1, 2025, with early adoption permitted. We are currently evaluating the impact the adoption will have on our consolidated financial statements.
3. Revenue
The following table represents our revenue disaggregated by source:

	Year ended December 31,
	2022	2023
	(in thousands)
Advertising revenue	$652,562	$788,782
Other revenue	14,139	15,247
Total revenue	$666,701	$804,029
The following table represents our revenue disaggregated by geography based on the billing address of the customer:

	Year ended December 31,
	2022	2023
	(in thousands)
United States	$548,964	$651,378
Rest of world(1)	117,737	152,651
Total revenue	$666,701	$804,029
______________
(1)Other than the United States, no individual country represented 10% or more of total revenue during the years ended December 31, 2022 and 2023.
We recognized substantially all of the deferred revenue as of December 31, 2022 as revenue in 2023. As of December 31, 2023, remaining performance obligations that have a duration of more than one year are immaterial.
4. Net Income (Loss) per Share
We compute net income (loss) per share of Class A and Class B common stock using the two-class method required for multiple classes of common stock and participating securities. Our participating securities include Series A, Series A-1, Series B, Series C, Series D, Series D-1, Series E, Series F, and Series F-1 convertible preferred stock, as the holders of these series of preferred stock are entitled to receive noncumulative dividends subject to certain requirements at an annual rate of 8% of the respective original issue price then in effect in the event that a dividend is paid on common stock.
The holders of Series A, Series A-1, Series B, Series C, Series D, Series D-1, Series E, Series F, and Series F-1 convertible preferred stock do not have a contractual obligation to share in our losses. As such, our net losses for the years ended December 31, 2022 and 2023 were not allocated to these participating securities.

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table presents the calculation of basic and diluted net income (loss) per share attributable to common stock:

	December 31, 2022
	Class A	Class B	Consolidated
	(in thousands, except share and per share data)
Numerator:
Net income (loss) attributable to common stockholders	$(16,272)	$(142,278)	$(158,550)
Denominator:
Basic weighted-average common shares outstanding	5,875,656	51,375,456	57,251,112
Diluted weighted-average common shares outstanding	5,875,656	51,375,456	57,251,112
Basic and diluted income (loss) per share attributable to common stockholders:	$(2.77)	$(2.77)	$(2.77)

	December 31, 2023
	Class A	Class B	Consolidated
	(in thousands, except share and per share data)
Numerator:
Net income (loss) attributable to common stockholders	$(11,033)	$(79,791)	$(90,824)
Denominator:
Basic weighted-average common shares outstanding	7,183,723	51,954,363	59,138,086
Diluted weighted-average common shares outstanding	7,183,723	51,954,363	59,138,086
Basic and diluted income (loss) per share attributable to common stockholders:	$(1.54)	$(1.54)	$(1.54)
As of December 31, 2022 and 2023, basic and diluted shares are the same as there were no securities that are dilutive.
The following outstanding potentially dilutive shares, including stock options which have been exercised prior to vesting, were excluded from the computation of diluted net income (loss) per share attributable to common stock for the periods presented because the impact of including them would have been anti-dilutive.

	December 31, 2022
	Class A	Class B	Consolidated
Stock options	16,290,463	8,228,797	24,519,260
Unvested RSUs & RSAs	12,953,243	4,362,661	17,315,904
Preferred shares	5,104,017	67,917,432	73,021,449
	34,347,723	80,508,890	114,856,613

	December 31, 2023
	Class A	Class B	Consolidated
Stock options	22,600,876	7,213,522	29,814,398
Unvested RSUs & RSAs	24,166,383	2,720,150	26,886,533
Preferred shares	5,104,017	67,917,432	73,021,449
	51,871,276	77,851,104	129,722,380

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
5. Fair Value Measurements
Fair value is defined as the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. To increase the comparability of fair value measures, the following hierarchy prioritizes the inputs to valuation methodologies used to measure fair value:
•Level 1: Quoted market prices in active markets for identical assets or liabilities
•Level 2: Observable market-based inputs or unobservable inputs that are corroborated by market data
•Level 3: Unobservable inputs reflecting the reporting entity’s own assumptions or external inputs from inactive markets
We classify our cash equivalents and marketable securities within Level 1 or Level 2 because we use quoted market prices or alternative pricing sources and models utilizing market observable inputs to determine their fair value. There were no transfers between levels during the periods presented.
The following table sets forth our financial assets that are measured at fair value on a recurring basis:

		December 31, 2022
	Fair value hierarchy level	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
		(in thousands)
Cash equivalents:
Money market funds	Level 1	$380,346	$—	$—	$380,346
Commercial paper	Level 2	5,060	—	(1)	5,059
Marketable securities:
U.S. treasury securities	Level 1	475,813	49	(1,988)	473,874
U.S. agency bonds	Level 2	98,831	35	(371)	98,495
Non-U.S. government securities	Level 2	42,872	—	(117)	42,755
Corporate bonds	Level 2	137,770	—	(1,280)	136,490
Certificates of deposit	Level 2	5,815	—	(32)	5,783
Commercial paper	Level 2	73,424	—	(87)	73,337
Total		$1,219,931	$84	$(3,876)	$1,216,139

		December 31, 2023
	Fair value hierarchy level	Cost or amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
		(in thousands)
Cash equivalents:
Money market funds	Level 1	$345,555	$—	$—	$345,555
Commercial paper	Level 2	9,994	—	(9)	9,985
Marketable securities:
U.S. treasury securities	Level 1	426,734	697	(188)	427,243
U.S. agency bonds	Level 2	77,535	13	(34)	77,514
Non-U.S. government securities	Level 2	21,723	10	(27)	21,706
Corporate bonds	Level 2	94,725	310	(81)	94,954
Certificates of deposit	Level 2	2,810	—	(1)	2,809
Commercial paper	Level 2	187,596	148	(24)	187,720
Total		$1,166,672	$1,178	$(364)	$1,167,486

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Gross unrealized gains (losses) within accumulated other comprehensive income (loss) were immaterial as of December 31, 2022 and 2023. There were no impairment charges due to credit losses during the years ended December 31, 2022 and 2023.
As of December 31, 2023, the amortized cost of marketable securities with maturities less than one year was $627.8 million. The amortized cost of marketable securities with maturities between one and five years was $183.3 million.
6. Balance Sheet Components
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets consisted of the following:

	December 31, 2022	December 31, 2023
	(in thousands)
Prepaid expenses	$17,053	$11,930
Other receivables	4,275	4,695
Interest receivable	2,819	3,071
Other	1,249	1,590
Total prepaid expenses and other current assets	$25,396	$21,286
Property and Equipment, Net
Property and equipment, net consisted of the following:

	December 31, 2022	December 31, 2023
	(in thousands)
Computer equipment, furniture, and fixtures	$9,582	$14,136
Leasehold improvements	3,908	7,597
Construction-in-progress	83	—
Total property and equipment	13,573	21,733
Less: accumulated depreciation	(6,381)	(6,787)
Total property and equipment, net	$7,192	$14,946
Depreciation expense was $3.7 million and $4.7 million for the years ended December 31, 2022 and 2023, respectively.
Other Noncurrent Assets
Other noncurrent assets consisted of the following:

	December 31, 2022	December 31, 2023
	(in thousands)
Prepaid expenses	$1,329	$962
Deferred offering costs	14,362	16,484
Debt issuance costs (Note 10)	1,292	949
Other	721	985
Total other noncurrent assets	$17,704	$19,380

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Accrued Expenses and Other Current Liabilities
Accrued expenses and other current liabilities consisted of the following:

	December 31, 2022	December 31, 2023
	(in thousands)
Accrued compensation and benefits	$31,418	$37,964
Deferred revenue	8,020	7,250
Accrued expenses	21,013	26,740
Holdback liability from acquisitions	3,565	6,111
Other	1,695	5,284
Total accrued expenses and other current liabilities	$65,711	$83,349
Other Noncurrent Liabilities
Other noncurrent liabilities consisted of the following:

	December 31, 2022	December 31, 2023
	(in thousands)
Holdback liability from acquisitions	$6,088	$—
Other	1,048	287
Total other noncurrent liabilities	$7,136	$287
7. Operating Leases
We have entered into various non-cancellable operating leases agreements, primarily for the use of office space, expiring at various dates through 2029. Our lease terms include options to extend or terminate the lease when it is reasonably certain they will be exercised. We consider these options in determining the lease term on a lease-by-lease basis. We account for lease components and non-lease components as a single lease component for all leases. None of our lease agreements contain material non-lease components, material residual value guarantees, or restrictive covenants. We have elected an accounting policy to not recognize short-term leases, which have a lease term of twelve months or less, on the consolidated balance sheets.
Lease Cost
The components of lease cost were as follows:

	Year ended December 31,
	2022	2023
	(in thousands)
Operating lease cost	$11,077	$13,062
Short-term lease cost	4,291	3,857
Variable lease cost	781	749
Total lease costs	$16,149	$17,668

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Lease Term and Discount Rate
The weighted-average remaining lease term and discount rate related to the operating leases were as follows:

	Year ended December 31,
	2022	2023
Weighted-average remaining lease term (in years)	3.97	4.84
Weighted-average discount rate	5.28%	6.65%
Maturity of Lease Liabilities
The present value of our operating lease liabilities as of December 31, 2023 was as follows:

(in thousands)
2024	$5,304
2025	6,086
2026	6,064
2027	6,408
2028	5,339
Thereafter	1,254
Total undiscounted lease payments	30,455
Less: imputed interest	(4,708)
Present value of lease liabilities	$25,747
Operating lease liabilities	3,707
Operating lease liabilities, noncurrent	22,040
Total	$25,747
Other Information
Right-of-use assets obtained in exchange for lease liabilities were $16.4 million and $12.0 million for the years ended December 31, 2022 and 2023, respectively. Cash payments included in the measurement of our operating lease liabilities were $9.6 million and $8.9 million for the years ended December 31, 2022 and 2023, respectively.
8. Acquisitions
2022 Acquisitions
In the year ended December 31, 2022, we made several acquisitions to enhance our technology and workforce. The aggregate purchase consideration was $60.2 million, which consisted of $55.7 million of cash consideration and $4.5 million related to the fair value of equity consideration. Additional consideration with a fair value of $11.8 million was determined to relate to post-combination expenses, primarily stock-based compensation for future employment services.
Of the aggregate purchase consideration, $42.4 million was allocated to developed technology with useful lives of five years, $0.6 million was allocated to other intangible assets with useful lives of 18 months, $19.8 million was allocated to goodwill, and $(2.6) million was allocated to other assets acquired, net of liabilities assumed. The goodwill amount represents synergies from utilizing the acquired technologies across our business and from the assembled workforces. Goodwill recorded in connection with the acquisitions is not deductible for income tax purposes.

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
9. Goodwill and Intangible Assets
Goodwill
The change in the carrying amount of goodwill for the year ended December 31, 2022 was as follows:

(in thousands)
Balance as of December 31, 2021	$6,471
Goodwill acquired	19,828
Balance as of December 31, 2022	$26,299
There was no change in the carrying amount of goodwill during the year ended December 31, 2023.
Acquired Intangible Assets
Acquired intangible assets consisted of the following:

	December 31, 2022
	Gross carrying value	Accumulated amortization	Net carrying value	Weighted-average remaining useful life (years)
	(in thousands, except year data)
Developed technology	$43,160	$4,341	$38,819	4.5
Other intangible assets	600	67	533	1.3
Total acquired intangible assets	$43,760	$4,408	$39,352

	December 31, 2023
	Gross carrying value	Accumulated amortization	Net carrying value	Weighted-average remaining useful life (years)
	(in thousands, except year data)
Developed technology	$43,160	$12,973	$30,187	3.6
Other intangible assets	600	467	133	0.3
Total acquired intangible assets	$43,760	$13,440	$30,320
Amortization expense was $4.1 million and $9.0 million for the years ended December 31, 2022 and 2023, respectively.
The estimated future amortization expense related to acquired intangible assets as of December 31, 2023 was as follows:

(in thousands)
2024	8,613
2025	8,480
2026	8,480
2027	4,747
Total	$30,320
Cryptocurrency
The net carrying value of our cryptocurrencies, which consisted primarily of Bitcoin and Ether, as well as all related cryptocurrency activity, was immaterial for the periods presented.

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
10. Debt
Revolving Line of Credit
On October 8, 2021, we entered into a five-year, $750.0 million, revolving loan and standby letter of credit facility agreement (“Revolving Credit Facility”) of which $100.0 million can be issued as letters of credit. As of December 31, 2023, we have issued two letters of credit, one of which is denominated in a foreign currency, for an aggregate of $4.9 million, which reduces the letter of credit borrowings available under the Revolving Credit Facility to $95.1 million. The available Revolving Credit Facility balance as of December 31, 2023 was $745.1 million.
On May 23, 2023, we amended the terms of the Revolving Credit Facility to replace LIBOR with Term SOFR as the interest rate benchmark. Under the amended terms of the Revolving Credit Facility, borrowings can be either ABR Loans, Term Benchmark Loans, or SONIA Loans. Outstanding ABR Loans bear interest at a rate equal to the greatest of (A) the Prime Rate, (B) the NYFRB Rate plus 0.5%, (C) the Adjusted Term SOFR Rate plus 1.0%, or (D) 1.0% (each as defined in the amended Revolving Credit Facility), in each case plus 0.25%. Outstanding Term Benchmark Loans bear interest at the Adjusted Term SOFR Rate, the Adjusted EURIBOR Rate, the Adjusted AUD Rate, or the Adjusted CDOR Rate (each as defined in the amended Revolving Credit Facility), as applicable, in each case, plus 1.25%. Outstanding SONIA Loans bear interest at a rate equal to the Adjusted Daily Simple SONIA (as such term is defined in the amended Revolving Credit Facility) plus 1.25%. We are required to pay a quarterly commitment fee that accrues at 0.15% per annum on the unused portion of the aggregate commitments under the credit facility.
The Revolving Credit Facility contains customary conditions on our borrowing, including events of default and covenants. Covenants include restrictions on our and certain of our subsidiaries’ ability to incur indebtedness, grant liens, make distributions to holders of our preferred and common stock, make investments, or engage in transactions with our affiliates, and require us to maintain a minimum liquidity. The obligations under the Revolving Credit Facility are secured by liens on substantially all of our assets, including intellectual property assets. We were in compliance with all covenants as of December 31, 2023.
11. Commitments and Contingencies
Purchase Obligations
We enter into contracts with non-cancellable purchase obligations, primarily related to third-party cloud infrastructure agreements under which we are granted access to certain cloud services. During the year ended December 31, 2023, we signed addenda to extend our cloud services agreements through 2026. We are committed under these arrangements to spend at least $385.0 million through September 2026, before consideration of any credits that may be earned during the term. We have met all minimum purchase commitments under these agreements for the years ended December 31, 2022 and 2023.
As of December 31, 2023, future payments under non-cancellable purchase obligations were as follows:

(in thousands)
2024	$106,003
2025	137,712
2026	94,509
Total	$338,224
Legal Matters
From time to time, we may become involved in claims and other legal matters arising in the normal course of business. We record a loss contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We also disclose material contingencies when we believe a loss is not probable but reasonably possible. Accounting for contingencies requires us to use judgment related to both the likelihood of a loss

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
and the estimate of the amount or range of loss. We are not aware of any pending matters, individually or in the aggregate, that are expected to have a material adverse impact on our results of operations, financial position, or cash flows as of December 31, 2022 and 2023. Legal fees and other expenses associated with such matters are expensed as incurred.
Indemnification
In the ordinary course of business, we may provide indemnifications of varying scope and terms to customers, vendors, lessors, investors, directors, officers, employees, and other parties with respect to certain matters. Indemnification may include losses from our breach of such agreements, services we provide, or third-party intellectual property infringement claims. These indemnifications may survive termination of the underlying agreement and the maximum potential amount of future indemnification payments may not be subject to a cap. We have not incurred material costs to defend lawsuits or settle claims related to these indemnifications during the years ended December 31, 2022 and 2023. We believe the fair value of these liabilities is immaterial and accordingly have no liabilities recorded for these agreements at December 31, 2022 and 2023.
12. Convertible Preferred Stock
Convertible preferred stock outstanding consisted of the following as of December 31, 2022 and 2023:

	Shares authorized	Shares issued and outstanding	Original issue price per share	Aggregate liquidation preference	Net carrying value
	(in thousands, except share and per share data)
Series A	7,500,000	7,500,000	$2.67	$35,000	$21,670
Series A-1	114,746	114,746	5.93	680	680
Series B	17,564,937	17,564,937	6.26	110,011	130,567
Series C	10,073,589	10,073,589	15.77	158,900	158,048
Series D	13,833,617	10,290,493	21.69	223,163	223,092
Series D-1	13,833,617	3,543,124	21.69	76,837	76,687
Series E	12,195,638	12,195,638	42.47	518,002	517,577
Series F	6,634,905	6,634,905	61.79	410,000	409,862
Series F-1	5,113,732	5,104,017	61.79	315,400	315,309
Total	86,864,781	73,021,449		$1,847,993	$1,853,492
Dividends
The holders of Series A, Series A-1, Series B, Series C, Series D, Series D-1, Series E, Series F, and Series F-1 convertible preferred stock (collectively referred to as “Preferred Stock”) are entitled to noncumulative dividends at an annual rate of 8% of the respective original issue price then in effect (approximately $0.21, $0.47, $0.50, $1.26, $1.73, $1.73, $3.40, $4.94, and $4.94 per share, respectively). Such dividends shall be payable only when, and if, declared by our board of directors. There were no dividends declared or paid through December 31, 2023.
Liquidation Preference
In the event of any (i) liquidation, dissolution or winding up of Reddit, (ii) the consummation of certain mergers or consolidations, (iii) certain change of control transactions, or (iv) other disposition of all or substantially all of our assets or intellectual property (each, a “liquidation event”), the holders of Series A, Series B, Series C, Series D, Series D-1, Series E, Series F, and Series F-1 are entitled to receive, prior and in preference to the holders of Series A-1, Class A common stock and Class B common stock, an amount per share equal to their full preferential amounts plus any declared and unpaid dividends. If the assets available for distribution are insufficient to pay such amounts, then the available assets will be distributed ratably among the holders of Series A, Series B, Series C, Series D, Series D-1, Series E, Series F, and Series F-1 in proportion to the full amount each holder is otherwise entitled to receive. After payment to the holders of Series A, Series B, Series C, Series D, Series D-1, Series E,

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Series F, and Series F-1 of their full preferential amounts, the holders of Series A-1 are entitled to receive, prior and in preference to the holders of Class A common stock and Class B common stock, an amount per share equal to its full preferential amount plus all declared and unpaid dividends. If the remaining assets available for distribution are insufficient to pay such amounts, then the remaining assets will be distributed ratably among the holders of Series A-1 in proportion to the full amount each holder is otherwise entitled to receive. After payment to the holders of Series B, Series C, Series D, Series D-1, Series E, Series F, and Series F-1, and Series A and Series A-1 of their full preferential amounts, our remaining assets will be distributed ratably among the holders of Class A common stock and Class B common stock in proportion to the number of shares of common stock held by each holder. The preferential amounts per share of the Series A, Series A-1, Series B, Series C, Series D, Series D-1, Series E, Series F, and Series F-1 convertible preferred stock were approximately $4.67, $5.93, $6.26, $15.77, $21.69, $21.69, $42.47, $61.79, and $61.79 as of December 31, 2023.
Voting Rights
The holders of each share of Series A, Series A-1, Series B, Series C, Series D, Series D-1, Series E, and Series F are entitled to the number of votes equal to the number of shares of Class B common stock in which their respective shares are convertible. The holders of each share of Series F-1 are entitled to the number of votes equal to the number of shares of Class A common stock in which their respective shares are convertible. The holders of Series B convertible preferred stock, voting as a separate class on an as-converted basis, have the right to elect one director. The holders of Series A convertible preferred stock, voting as a separate class on an as-converted basis, have the right to elect three directors. The holders of Class A common stock and Class B common stock, voting together as a single class, have the right to elect one director. The holders of Series A preferred stock, Series B preferred stock, Series C preferred Stock, Series D preferred Stock, Class A common stock, and Class B common stock, voting together as a single class on an as-converted basis, have the right to elect two directors and any additional directors.
Conversion
The holders of each share of convertible preferred stock have the option to convert each share of Preferred Stock at any time into a number of shares of Class B common stock determined by dividing the original issue price per share by the then-current conversion price for such series, except for Series F-1, which is convertible 1:1 into shares of Class A common stock. The original issue prices per share for Series A, Series A-1, Series B, Series C, Series D, Series D-1, Series E, Series F, and Series F-1 convertible preferred stock are approximately $2.67, $5.93, $6.26, $15.77, $21.69, $21.69, $42.47, $61.79, and $61.79, respectively, and subject to adjustments for certain dilutive issuances, splits, combinations, and other recapitalizations or reorganizations. The conversion ratio was 1:1 for each series of convertible preferred stock into shares of Class B common stock, except for Series F-1, which is convertible into shares of Class A common stock. The holders of Series D convertible preferred stock have the option to convert each share of preferred stock into a number of shares of Series D-1 convertible preferred stock determined by the original issue price of Series D divided by the original issue price of Series D-1. The holders of Series D-1 convertible preferred stock have the option to convert each share of Preferred Stock into a number of shares of Series D convertible preferred stock determined by the original issue price of Series D-1 divided by the original issue price of Series D. The conversion ratio was 1:1 for Series D and Series D-1 preferred stock. In addition, each share of Series A and Series A-1 convertible preferred stock will automatically be converted into Class B common stock immediately upon the earlier of (i) the closing of an initial public offering that results in aggregate net proceeds to us of at least $100.0 million (“Qualified IPO”), (ii) the affirmative election of the holders of at least a majority of the then-outstanding shares of Series A, voting as a separate series, or (iii) a liquidation event in which we are valued at more than $240.0 million. Each share of Series B convertible preferred stock will automatically be converted into Class B common stock immediately upon the earlier of (i) a Qualified IPO or (ii) the affirmative election of the holders of at least a majority of the then-outstanding shares of Series B, voting as a separate series. Each share of Series C convertible preferred stock will automatically be converted into Class B common stock immediately upon the earlier of (i) a Qualified IPO or (ii) the affirmative election of the holders of at least a majority of the then-outstanding shares of Series C, voting as a separate series. Each share of Series D convertible preferred stock will automatically be converted into Class B common stock immediately upon the earlier of (i) a Qualified IPO or (ii) the affirmative election of the holders of at least a majority of the then-outstanding shares of Series D, voting as a separate series. Each share of Series D-1 convertible preferred stock will

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
automatically be converted into Class B common stock immediately upon the earlier of (i) a Qualified IPO or (ii) the affirmative election of the holders of at least a majority of the then-outstanding shares of Series D-1, voting as a separate series. Each share of Series E convertible preferred stock will automatically be converted into Class B common stock immediately upon the earlier of (i) a Qualified IPO or (ii) the affirmative election of the holders of at least a majority of the then-outstanding shares of Series E, voting as a separate series. Each share of Series F convertible preferred stock will automatically be converted into Class B common stock immediately upon the earlier of (i) a Qualified IPO or (ii) the affirmative election of the holders of at least a majority of the then-outstanding shares of Series F, voting as a separate series. Each share of Series F-1 convertible preferred stock will automatically be converted into Class A common stock immediately upon the earlier of (i) a Qualified IPO or (ii) the affirmative election of the holders of at least a majority of the then-outstanding shares of Series F-1, voting as a separate series. Upon such automatic conversion, any declared and unpaid dividends shall be paid.
Redemption
The holders of convertible preferred stock have no rights to redeem shares. The convertible preferred stock is redeemable upon the occurrence of a deemed liquidation event that is not solely within the control of Reddit. Therefore, convertible preferred stock is classified as mezzanine equity on the consolidated balance sheets. The carrying values of convertible preferred stock have not been adjusted to their liquidation preferences as these events have not occurred through December 31, 2023. Carrying values will be adjusted to their liquidation preferences if and when it becomes probable that such events will occur.
13. Common Stock
Class A and Class B Common Stock
We have two classes of authorized common stock, Class A and Class B common stock. The rights of the holders of Class A and Class B common stock are identical, except with respect to voting rights. Each share of Class A common stock is entitled to one vote per share. Each share of Class B common stock is entitled to 10 votes per share. Shares of Class B common stock may be converted to Class A common stock at any time at the option of the stockholder. Shares of Class B common stock will automatically convert to Class A common stock upon the date specified by vote of the holders of at least 80% of the then-outstanding shares of Class B common stock, voting as a separate class.
Common Stock Reserved for Issuance
The total number of shares reserved for grant and issuance under the Reddit, Inc. 2017 Equity Incentive and Grant Plan (as amended, the “2017 Plan”) includes the authorized shares not issued under the Reddit, Inc. 2012 Stock Option and Grant Plan (as amended, the “2012 Plan”) as of the adoption of the 2017 Plan on July 10, 2017. Further, any shares subject to issuance under the 2012 Plan that are canceled, forfeited, or reacquired by us prior to vesting will be included in the total number of shares available for grant under the 2017 Plan.
During the year ended December 31, 2023, the board of directors approved an increase to the number of shares reserved and available for issuance under the 2017 Plan by 4,274,001 shares.
We have reserved the following shares of common stock, on an as-converted basis, for future issuance:

	December 31, 2022	December 31, 2023
Outstanding stock options	24,413,803	29,795,909
Outstanding RSUs	17,517,850	27,627,171
Conversion of outstanding convertible preferred stock	73,021,449	73,021,449
Remaining shares reserved for future issuances under the 2017 Plan	22,348,283	7,919,000
Total shares of common stock reserved	137,301,385	138,363,529

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The remaining shares reserved for future issuance under the 2017 Plan relate to Class A and Class B common stock.
14. Stock-Based Compensation
2017 Plan and 2012 Plan
Our board of directors adopted, and our stockholders approved, the 2017 Plan and the 2012 Plan. Under the 2017 Plan and 2012 Plan, the board of directors may grant equity-based awards to eligible employees and directors. Our restricted stock units (“RSUs”) and restricted stock awards (“RSAs”) vest based on the terms in the grant agreements and generally vest ratably over three to four years from the vesting commencement date. Stock options vest based on terms in the stock option agreement and generally vest over five years quarterly or four years with 25% of the award vesting one year from the vesting commencement date then ratably over the following 36 months.
2023 CEO/COO Equity Awards
In 2020, 2022, and 2023, we granted our Chief Executive Officer and Chief Operating Officer RSUs with a liquidity-based performance condition combined with other performance-based or market-based vesting conditions. As the performance conditions of these awards are not probable, no shares have vested and no expense has been recorded to date. In December 2023, certain of these awards were canceled and we concurrently granted the 2023 CEO/COO equity awards. The remaining awards are discussed in the Market-based RSUs section below.
As part of the 2023 CEO/COO equity awards, we granted our Chief Executive Officer 2,990,511 RSUs covering 1,495,255 shares of our Class A common stock and 1,495,256 shares of our Class B common stock, and our Chief Operating Officer 1,462,028 RSUs covering shares of our Class A common stock (collectively, the “CEO/COO RSUs”). The CEO/COO RSUs have both service-based and performance-based vesting conditions. The service-based vesting condition for 50% of these awards was satisfied on the grant date. The service-based vesting condition of the remaining awards is satisfied by rendering continuous service for five years, during which time the grants will vest quarterly. The performance-based vesting condition is satisfied upon the sale of our common stock upon the consummation of a firm commitment underwritten initial public offering pursuant to an effective registration statement under the Securities Act or a sale event, which constitutes a change in the ownership or effective control of Reddit or in the ownership of a substantial portion of the assets of Reddit (each, a “Liquidity Event”).
Additionally, we granted our Chief Executive Officer stock options to purchase 4,485,766 shares of our Class A common stock, and 1,495,256 shares of our Class B common stock and our Chief Operating Officer a stock option to purchase 2,924,056 shares of our Class A common stock (collectively, the “CEO/COO Options”) as part of the 2023 CEO/COO equity awards. The per share exercise price for 4,452,539 of the shares underlying the CEO/COO Options is $25.29, and for the remaining 4,452,539 shares underlying the CEO/COO Options, the per share exercise price is $45.00, $60.00, and $90.00 for each one-third of the shares underlying such CEO/COO Options. The CEO/COO Options vest quarterly over five years and have a contractual term of ten years. See the Stock Options section below for additional discussion regarding these awards.
We accounted for the cancellation and concurrent issuance as a modification. The CEO/COO RSU awards were accounted for as an improbable-to-improbable modification, as both the original and modified awards are subject to a Liquidity Event, which had not occurred as of the modification date. Following a Liquidity Event, we will recognize stock-based compensation expense for these awards based on the fair value on the modification date using the accelerated attribution method over the requisite service period. The CEO/COO Options were accounted for as an improbable-to-probable modification as the CEO/COO Options are not subject to a Liquidity Event and is therefore probable of vesting. The incremental fair value of the CEO/COO Options will be recognized straight-line over the requisite service period. The compensation cost recognized for these awards was immaterial for the year ended December 31, 2023.

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
RSUs and RSAs
Service-based RSUs
We grant service-based RSUs to our employees, all of which relate to Class A common stock. The service-based RSUs have both service-based and performance-based vesting conditions (“Double Trigger RSUs”). Double Trigger RSUs generally expire seven years from the date of grant. The service-based vesting condition for these awards is generally satisfied by rendering continuous service, generally for three to four years, during which time the grants will vest either quarterly or with a cliff vesting period of one year and continued vesting quarterly thereafter. The performance-based vesting condition is satisfied upon the completion of a Liquidity Event.
We record stock-based compensation expense in connection with these Double Trigger RSUs, including the CEO/COO RSUs, based on the fair market value of our common stock on the grant date using the accelerated attribution method when it is probable the performance-based vesting condition will be achieved. As of December 31, 2023, no stock-based compensation expense was recognized for the Double Trigger RSUs as a Liquidity Event had not occurred.
The total unrecognized stock-based compensation expense related to these Double Trigger RSUs, including the CEO/COO RSUs, was $740.3 million as of December 31, 2023. If the performance-based vesting condition had been satisfied on December 31, 2023, we would have recognized stock-based compensation expense of $472.3 million related to awards for which the service-based vesting condition has been satisfied, and unrecognized stock-based compensation expense of $268.0 million would have been recognized over a weighted-average remaining requisite service period of 1.63 years.
We also grant RSUs with a service-based vesting condition only, covering shares of our Class A common stock (“Single Trigger RSUs”). The service-based vesting condition for these awards is generally satisfied by rendering continuous service, generally for one to three years, during which time the grants will vest either with a cliff vesting period of one year and continued vesting quarterly thereafter or quarterly from the vesting commencement date. As a result, we record stock-based compensation expense related to these awards on a straight-line basis over the requisite service period.
The total fair value of Single Trigger RSUs vested during the years ended December 31, 2022 and 2023 was $32.2 million and $25.8 million, respectively. Total unrecognized stock-based compensation expense related to Single Trigger RSUs was $41.3 million as of December 31, 2023 and is expected to be recognized over a weighted-average period of 2.29 years.
Service-based RSAs
We grant, in certain circumstances, RSAs with a service-based vesting condition, covering shares of our Class A common stock. The service-based vesting condition for these awards is generally satisfied by rendering continuous service, generally for three years, during which time the grants will vest with a cliff vesting period of one year and continued vesting quarterly thereafter. As a result, we record stock-based compensation expense related to these awards on a straight-line basis over the requisite service period.
Market-based RSUs
As of December 31, 2023, we had outstanding 1,344,894 RSUs covering 120,000 shares of our Class A common stock and 1,224,894 shares of our Class B common stock with certain performance-based or market-based vesting conditions (“Market RSUs”). The awards are dependent upon continuous service. The performance conditions are satisfied upon the completion of a Liquidity Event and upon achieving certain metrics, including active user count and revenue targets, depending on the terms of the grant. The market condition is contingent upon the achievement of the Liquidity Event with the company achieving a market capitalization ranging from $5.0 billion to $25.0 billion, depending on the terms of the grant.
We determined the fair value of the Market RSUs expected to vest under the performance condition based on a third-party valuation of our common stock. For Market RSUs expected to vest under the market condition, we

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
determined the fair value using a model based on multiple stock price paths developed through the use of a Monte Carlo simulation that incorporates the valuation targets. Once the Liquidity Event occurs, stock-based compensation expense will be recognized over the derived service period, regardless of whether, and the extent to which, the market condition is ultimately satisfied.
As of December 31, 2023, no stock-based compensation expense had been recognized for the Market RSUs, as a Liquidity Event had not occurred. If the Liquidity Event had occurred on December 31, 2023, we would have recognized stock-based compensation expense of $20.7 million, and the remaining unrecognized stock-based compensation expense would be immaterial.
RSUs and RSAs
The following table summarizes the RSU and RSA activity for the year ended December 31, 2023:

	Service- based RSUs	RSAs	Market and Performance- based RSUs	Total RSUs and RSAs	Weighted- average grant date fair value
Unvested as of December 31, 2022	12,679,187	174,056	4,462,661	17,315,904	$28.20
Granted	15,074,932	—	181,041	15,255,973	$26.71
Vested	(837,628)	(87,026)	—	(924,654)	$45.31
Canceled/Forfeited	(1,510,434)	—	(3,250,256)	(4,760,690)	$14.63
Unvested as of December 31, 2023	25,406,057	87,030	1,393,446	26,886,533	$29.17
Stock Options
Stock option grants generally expire ten years from the date of the grant. Certain stock option grants allow for the exercise of unvested options to acquire shares. Upon termination of service, we have the right to repurchase, at the original exercise price, any unvested (but issued) common stock. Shares subject to stock awards granted under the 2017 and 2012 Plans that are forfeited, canceled, or repurchased generally are returned to the pool of shares of common stock available for issuance.
The grant date fair value of stock options, including the CEO/COO Options, is estimated using a Black-Scholes option-pricing model. Calculating the fair value of stock options using the Black-Scholes model requires certain highly subjective inputs and assumptions including the fair value of the underlying common stock, the expected term of the stock option, and the expected volatility of the price of the underlying common stock. Forfeitures are accounted for as they occur. For awards that vest based only on continuous service, stock-based compensation expense is recognized on a straight-line basis over the requisite service period, which is generally four years.

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
The following table summarizes the stock option activity and activity regarding shares available for grant under our equity incentive plans during the year ended December 31, 2023:

	Outstanding stock options	Weighted- average exercise price	Weighted- average remaining contractual life (years)	Aggregate intrinsic value
	(in thousands, except share, per share, and year data)
Balance as of December 31, 2022	24,413,803	$5.94	5.11	$523,626
Granted	8,905,078	45.15	10	$17,721
Exercised	(2,997,697)	2.81
Canceled/Forfeited	(525,275)	13.86
Balance as of December 31, 2023	29,795,909	$17.83	6.00	$500,472
Vested as of December 31, 2023	20,031,033	$5.97	4.18	$467,190
Vested and expected to vest as of December 31, 2023	29,795,909	$17.83	6.00	$500,472
As of December 31, 2023, we had outstanding stock options for 29,795,909 common shares, of which 22,582,387 relate to Class A common stock and 7,213,522 relate to Class B common stock. As of December 31, 2023, total unrecognized compensation expense of $147.4 million related to unvested stock options is expected to be recognized on a straight-line basis over a weighted-average period of 4.77 years.
Aggregate intrinsic value represents the difference between the exercise price of the options and the estimated fair value of our common stock. The intrinsic value of options exercised during the years ended December 31, 2022 and 2023 was $43.6 million and $72.5 million, respectively. The weighted-average grant date fair value per share of options granted during the years ended December 31, 2022 and 2023 was $27.52 and $15.67, respectively. The total grant date fair value of options vested during the years ended December 31, 2022 and 2023 was $21.9 million and $14.0 million, respectively.
Determination of Fair Value
We estimate the fair value of stock options using the Black-Scholes option-pricing model, which is dependent upon several variables, such as the fair value of our common stock, expected term of the option, expected volatility of the stock price, risk-free interest rate, and expected dividend rate.
The assumptions used in the Black-Scholes option pricing model were determined as follows:
Fair Value of Common Stock—Prior to the completion of an IPO, the board of directors exercised reasonable judgment and considered numerous and subjective factors to determine the best estimate of the fair value of our common stock, including but not limited to the prices of recent issuances of our convertible preferred stock, third-party valuations of our common stock, the price paid by us to repurchase outstanding shares of common stock, the prices paid for our common stock in secondary market transactions, our performance and market position relative to our competitors or similar publicly traded companies, the likelihood and timing of achieving a liquidity event, the lack of marketability of our common stock, and U.S. and global capital market conditions.
Expected Term—The expected term of options represents the period that our stock-based awards are expected to be outstanding and is calculated using the simplified method. The simplified method deems the term to be the average of the time-to-vesting and the contractual life of the options.
Volatility—We determine the price volatility factor based on the historical and implied volatilities of our peer group as we do not have a sufficient trading history for our common stock. When considering which companies to include in our comparable industry peer companies, we focused on publicly-traded companies with businesses similar to ours.

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Risk Free Interest Rates—These rates are based on the implied yield currently available on U.S. Treasury notes with terms approximately equal to the expected life of the option.
Expected Dividend Yield—We have not and do not expect to pay cash dividends on our common stock.
The following weighted-average assumptions were used to determine the fair value of employee stock options granted during the year ended December 31, 2023:

Expected term (in years)	6.31
Expected volatility	60.66%
Risk-free interest rate	3.83%
Expected dividend yield	0%
Early Exercised Options
Option holders have the right to exercise unvested options, which are subject to our repurchase rights at the original exercise price in the event of a voluntary or involuntary termination of employment of the stockholder prior to vesting. As of December 31, 2022 and 2023, there were 105,457 and 18,489 early exercised options, respectively, all of which relate to Class A common stock. As of December 31, 2022 and 2023, the aggregate repurchase price of early exercised options was immaterial. The proceeds related to early exercised options are recorded as other current liabilities on the consolidated balance sheets until the options vest, at which point they are reclassified to additional paid-in capital within stockholders’ deficit.
Shares issued for early exercised options are included in issued and outstanding shares as they are legally issued and outstanding but are not deemed outstanding for accounting purposes until the shares vest.
Secondary Sales
During the year ended December 31, 2023, certain former employees sold an aggregate of 183,677 shares of Class A common stock and 3,960,560 shares of Class B common stock to existing shareholders at purchase prices ranging from $25.00 to $31.50 per share, for an aggregate purchase price of $114.1 million. We estimated the fair value of the common stock purchased in the secondary sales based on several factors, including taking into account the amounts paid by third parties for our common stock. As the purchase price for the secondary sales paid by our existing shareholder was in excess of the fair value of such shares at the time of the transactions, we recognized stock-based compensation expense of $5.7 million in connection with these transactions during the year ended December 31, 2023.
Stock-Based Compensation
The following table summarizes the components of stock-based compensation expense recognized in the consolidated statements of operations for all periods presented:

	Year ended December 31,
	2022	2023
	(in thousands)
Cost of revenue	$133	$101
Research and development	35,641	23,825
Sales and marketing	7,576	5,555
General and administrative	11,960	18,117
Stock-based compensation(1)	$55,310	$47,598
_______________
(1)During the year ended December 31, 2023, we recorded $5.7 million of stock-based compensation expense related to secondary sales of our common stock.

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
15. Employee Benefit Plans
We have a defined contribution 401(k) plan (the “401(k) Plan”) for our United States-based employees. The 401(k) Plan is for all full-time employees who meet certain eligibility requirements. Eligible employees may contribute up to 100% of their annual compensation, but are limited to the maximum annual dollar amount allowable under the Internal Revenue Code of 1986, as amended (the “Code”). We match 100% of each participant’s contribution up to $3,000 and 25% of each participant’s contribution thereafter, subject to the IRS annual contribution limits. During the years ended December 31, 2022 and 2023, we recognized expense related to matching contributions of $8.7 million and $10.1 million, respectively.
16. Income Taxes
For the years ended December 31, 2022 and 2023, the geographical breakdown of our income (loss) before income taxes is as follows:

	Year ended December 31,
	2022	2023
	(in thousands)
Domestic income (loss)	$(162,330)	$(92,627)
Foreign income (loss)	4,402	5,604
Income (loss) before income taxes	$(157,928)	$(87,023)
For the years ended December 31, 2022 and 2023, income tax expense (benefit) consisted of the following:

	Year ended December 31,
	2022	2023
	(in thousands)
Current income tax expense (benefit):
Federal	$859	$1,290
State	610	1,133
Foreign	1,231	1,468
Total current income tax expense (benefit)	2,700	3,891
Deferred income tax expense (benefit):
Federal	(1,767)	—
State	—	—
Foreign	(311)	(90)
Total deferred income tax expense (benefit)	(2,078)	(90)
Total income tax expense (benefit)	$622	$3,801
The current income tax expense for the years ended December 31, 2022 and 2023 were primarily attributable to the mandatory capitalization of research and experimental expenditures, as required by the 2017 Tax Cuts and Jobs Act. The deferred tax benefit for the year ended December 31, 2022 was primarily attributable to a partial valuation allowance release due to deferred tax liabilities acquired in business combinations during the year.
Our effective tax rate, as a percentage of pre-tax income, differs from the statutory federal rate as follows:

	Year ended December 31,
	2022	2023
Statutory federal income tax rate	21.0%	21.0%
State income taxes, net of federal benefit	2.3	1.2
Stock-based compensation	0.6	3.9
Research and development credits	14.1	13.5

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Change in valuation allowance	(37.4)	(41.1)
Other	(1.0)	(2.9)
Effective tax rate	(0.4)%	(4.4)%
Deferred income taxes reflect the net tax effect of temporary differences between amounts recorded for financial reporting purposes and the amounts used for tax purposes. The major components of deferred tax assets and liabilities were as follows:

	December 31, 2022	December 31, 2023
	(in thousands)
Deferred tax assets:
Net operating loss carryforwards	$75,127	$56,938
Stock-based compensation	21,061	21,364
Lease liability	4,535	5,819
Capitalized research and development costs	55,640	98,267
Research and development credits	46,131	53,946
Other	6,374	4,216
Gross deferred tax assets	208,868	240,550
Valuation allowance	(194,122)	(228,001)
Total deferred tax assets, net of valuation allowance	14,746	12,549
Deferred tax liabilities:
Right-of-use asset	(5,434)	(5,426)
Acquired intangibles	(9,174)	(6,895)
Total deferred tax liabilities	(14,608)	(12,321)
Net deferred tax assets (liabilities)	$138	$228
As of December 31, 2023, we had $216.7 million and $177.1 million, respectively, of federal and state net operating loss carryforwards available to reduce future taxable income. The federal net operating loss carryforwards are able to be carried forward indefinitely but are limited to 80% of taxable income. The state carryforwards will begin to expire in 2026.
As of December 31, 2023, we had federal research and development credit carryforwards of $49.3 million that will begin to expire in 2038 and state research and development credit carryforwards of $26.4 million that do not expire.
Utilization of the net operating loss and tax credit carryforwards may be subject to a substantial annual limitation due to the ownership change limitations provided by Section 382 of the Code and similar state tax regulations. Under Section 382 of the Code, substantial changes in our ownership and in the ownership of acquired companies may limit the amount of net operating loss and tax credit carryforwards that are available to offset taxable income. The annual limitation may result in the expiration of net operating losses and tax credits before utilization. Accordingly, our ability to utilize these carryforwards may be limited as a result of such ownership change.
We assessed the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use our existing federal and state deferred tax assets. Based on the weight of the available evidence, including our history of losses, we provided a full valuation allowance against our federal and state deferred tax assets as of December 31, 2023. The amount of the deferred tax asset considered realizable could be adjusted in future periods if objective negative evidence in the form of cumulative losses is no longer present and additional weight may be given to subjective evidence such as our projections for growth.

Reddit, Inc.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
As of December 31, 2023, we had an immaterial amount of unremitted earnings related to foreign subsidiaries. We intend to reinvest these foreign earnings indefinitely and do not expect to incur any significant taxes related to such amounts.
Uncertain Tax Positions
The following table summarizes the activity related to our gross unrecognized tax benefits during the years ended December 31, 2022 and 2023:

	Year ended December 31,
	2022	2023
	(in thousands)
Beginning balance of unrecognized tax benefits	$8,982	$16,428
Increases/(decreases) related to prior year tax positions	1,925	(1,750)
Increases/(decreases) related to current year tax positions	5,521	4,558
Ending balance of unrecognized tax benefits	$16,428	$19,236
Substantially all of the unrecognized tax benefits were recorded as reductions in our gross deferred tax assets, offset by a corresponding reduction in our valuation allowance. The unrecognized tax benefits, if recognized, would not affect the effective tax rate due to the full valuation allowance recorded against our federal and state deferred tax assets.
Our policy is to recognize interest and penalties associated with unrecognized tax benefits as income tax expense. During the year ended December 31, 2023, we had no interest expense or penalties related to uncertain tax positions. As of December 31, 2023, we had no accrued balances of interest and penalties related to uncertain tax positions.
Due to our net operating loss carryforwards, we are subject to examination by taxing authorities in the United States for all tax years. In our foreign jurisdictions, we are subject to examination for tax years ending on or after December 31, 2019. As of December 31, 2023, we had not identified any gross unrecognized tax benefits where it was reasonably possible we would recognize a significant increase or decrease within the next 12 months.
17. Related-Party Transactions
As of December 31, 2023, Advance holds all of the Series A preferred stock and 34% of the combined voting rights of our outstanding preferred and common stock. We currently sublease office space in New York and Chicago from Advance. Total lease cost and other related expenses for our subleases were immaterial for the years ended December 31, 2022 and 2023.
18. Subsequent Events
We have evaluated subsequent events through February 5, 2024, which is the date the consolidated financial statements were available to be issued.
Data Licensing Arrangements
In January 2024, we entered into certain data licensing arrangements with performance obligations in contracts with an original expected duration exceeding one year. Under such arrangements, we deliver our content over time through continuous access to our data API as well as quarterly transfers of Reddit data over the term of the arrangement. The aggregate transaction price of such arrangements totaled $203.0 million. We expect a minimum of $66.4 million of revenue to be recognized during the year ending December 31, 2024 and the remaining thereafter.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the Class A common stock being registered. All amounts are estimates except for the Securities and Exchange Commission (the “SEC”) registration fee, the Financial Industry Regulatory Authority (“FINRA”) filing fee, and the New York Stock Exchange listing fee.

Amount to Be Paid
SEC registration fee	$ *
FINRA filing fee	*
New York Stock Exchange listing fee	*
Transfer agent’s fees and expenses	*
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue Sky fees and expenses	*
Miscellaneous expenses	*
Total	$ *
____________
*To be completed by amendment.
Item 14. Indemnification of Directors and Officers
Section 145 of the Delaware General Corporation Law provides that a corporation may indemnify directors and officers as well as other employees and individuals against expenses (including attorneys’ fees), judgments, fines, and amounts paid in settlement actually and reasonably incurred by such person in connection with any threatened, pending, or completed actions, suits, or proceedings in which such person is made a party by reason of such person being or having been a director, officer, employee, or agent to the registrant. The Delaware General Corporation Law provides that Section 145 is not exclusive of other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. Article 9 of the registrant’s amended and restated certificate of incorporation provides for indemnification by the registrant of its directors, officers, and employees to the fullest extent permitted by the Delaware General Corporation Law. The registrant has entered into indemnification agreements with each of its current directors, executive officers, and certain other officers to provide these directors and officers additional contractual assurances regarding the scope of the indemnification set forth in the registrant’s amended and restated certificate of incorporation and amended and restated bylaws and to provide additional procedural protections. There is no pending litigation or proceeding involving a director or executive officer of the registrant for which indemnification is sought.
Section 102(b)(7) of the Delaware General Corporation Law permits a corporation to provide in its certificate of incorporation that a director or officer of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability (i) for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) in the case of directors, for unlawful payments of dividends or unlawful stock repurchases, redemptions, or other distributions, or (iv) for any transaction from which the director or officer derived an improper personal benefit, provided that officers may not be indemnified for actions by or in the right of the corporation. The registrant’s amended and restated certificate of incorporation provides for such limitation of liability.

The registrant maintains standard policies of insurance under which coverage is provided (a) to its directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (b) to the registrant with respect to payments that may be made by the registrant to such officers and directors pursuant to the above indemnification provision or otherwise as a matter of law.
The proposed form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification of directors and officers of the registrant by the underwriters against certain liabilities.
Item 15. Recent Sales of Unregistered Securities
Since January 1, 2021, the Registrant made sales of the following unregistered securities:
Option, Class A Common Stock, and Class B Common Stock Issuances
Since January 1, 2021, the registrant granted to its employees, consultants, and other service providers options to purchase an aggregate of 8,359,891 shares of its Class A common stock under its 2017 Equity Incentive and Grant Plan (the “2017 Plan”), at exercise prices ranging from $7.92 to $38.08 per share.
Since January 1, 2021, the registrant granted to its employees, consultants, and other service providers options to purchase an aggregate of 519,192 shares of its Class A common stock under equity plans assumed in acquisitions, at exercise prices ranging from $1.14 to $28.31 per share.
Since January 1, 2021, the registrant issued and sold to its employees, consultants, and other service providers an aggregate of 7,145,164 shares of its Class A common stock upon the exercise of stock options under its 2017 Plan, at exercise prices ranging from $5.35 to $38.08 per share, for a weighted-average exercise price of $6.95.
Since January 1, 2021, the registrant issued and sold to its employees, consultants, and other service providers an aggregate of 62,772 shares of its Class A common stock upon the exercise of stock options under equity plans assumed in acquisitions, at an exercise price of $1.14 per share, for a weighted-average exercise price of $1.14.
Since January 1, 2021, the registrant issued and sold to its employees, consultants, and other service providers an aggregate of 10,049,737 shares of its Class B common stock upon the exercise of stock options under its 2012 Stock Option and Grant Plan, at exercise prices ranging from $0.13 to $1.94 per share, for a weighted-average exercise price of $1.67.
Since January 1, 2021, the registrant granted to its employees, consultants, and other service providers RSUs covering an aggregate of 24,963,469 shares of its Class A common stock and 3,912,703 shares of its Class B common stock under its 2017 Plan.
Preferred Issuances
In February 2021 through June 2021, the registrant sold an aggregate of 12,195,638 shares of its Series E convertible preferred stock to 57 accredited investors at a purchase price of $42.4742 per share, for an aggregate purchase price of $518.0 million.
In August 2021 through September 2021, the registrant sold an aggregate of 11,738,922 shares of its Series F and Series F-1 convertible preferred stock to 47 accredited investors at a purchase price of $61.7944 per share, for an aggregate purchase price of $725.4 million.
Other Issuances
In June 2022, the registrant issued 236,117 shares of its Class A common stock at $61.79 per share for aggregate consideration of $14.6 million, in connection with its acquisition of Spell, Inc.
The registrant believes these transactions were exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. All recipients had adequate access, through their relationships with the registrant, to information about the registrant.
Item 16. Exhibits and Financial Statement Schedules
See the Exhibit Index attached to this registration statement, which Exhibit Index is incorporated herein by reference.
Schedules not listed above have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.
Item 17. Undertakings
(a)Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
(b)The undersigned registrant hereby undertakes that:
(1)For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.
(2)For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
3.1+	Amended and Restated Certificate of Incorporation, as currently in effect
3.2*	Form of Amended and Restated Certificate of Incorporation, to be in effect immediately prior to the completion of this offering
3.3+	Amended and Restated Bylaws, as currently in effect
3.4*	Form of Amended and Restated Bylaws, to be in effect immediately prior to the completion of this offering
4.1*	Reference is made to Exhibits 3.1 through 3.4
4.2+	Form of Class A Common Stock Certificate
5.1*	Opinion of Latham & Watkins LLP
10.1+	Amended and Restated Investors’ Rights Agreement, dated September 1, 2021, by and among the Registrant and the investors listed therein
10.2+	Letter Agreement, dated August 11, 2021, by and between the Registrant and the Series F Fidelity Investors (as defined therein)
10.3+	Form of Governance Agreement by and among the Registrant, Advance Magazine Publishers Inc., and Steven Huffman
10.4+	Office Lease, dated December 31, 2022, by and between the Registrant and Kilroy Realty 303, LLC
10.5+†	Credit and Guarantee Agreement, dated October 8, 2021, by and among the Registrant, the lenders listed therein, and JPMorgan Chase Bank, N.A., as administrative agent
10.6*†	Amendment No. 1 to Credit and Guarantee Agreement, dated May 23, 2023, by and among the Registrant, the lenders listed therein, and JPMorgan Chase Bank, N.A., as administrative agent
10.7(a)+#	2012 Stock Option and Grant Plan, as amended
10.7(b)+#	Form of Incentive Stock Option Grant Notice and Incentive Stock Option Agreement under the 2012 Stock Option and Grant Plan
10.7(c)+#	Form of Non-Qualified Stock Option Grant Notice and Non-Qualified Stock Option Agreement under the 2012 Stock Option and Grant Plan
10.7(d)+#	Form of Early Exercise Incentive Stock Option Grant Notice and Early Exercise Incentive Stock Option Agreement under the 2012 Stock Option and Grant Plan
10.7(e)+#	Form of Early Exercise Non-Qualified Stock Option Grant Notice and Early Exercise Non-Qualified Stock Option Agreement under the 2012 Stock Option and Grant Plan
10.7(f)+#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2012 Stock Option and Grant Plan
10.8(a)+#	2017 Equity Incentive and Grant Plan, as amended
10.8(b)+#	Form of Early Exercise Incentive Stock Option Grant Notice and Early Exercise Incentive Stock Option Agreement under the 2017 Equity Incentive and Grant Plan
10.8(c)+#	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2017 Equity Incentive and Grant Plan
10.9(a)*#	2024 Incentive Award Plan
10.9(b)*#	Form of Stock Option Grant Notice and Stock Option Agreement under the 2024 Incentive Award Plan
10.9(c)*#	Form of Restricted Stock Award Grant Notice and Restricted Stock Award Agreement under the 2024 Incentive Award Plan
10.9(d)*#	Form of Restricted Stock Unit Award Grant Notice and Restricted Stock Unit Award Agreement under the 2024 Incentive Award Plan
10.10*#	Employee Stock Purchase Plan
10.11+#	Non-Employee Director Compensation Program
10.12*#	Form of Indemnification Agreement between the Registrant and each of its Directors and Executive Officers
10.13*#	Amended and Restated Employment Offer Letter by and between the Registrant and Steven Huffman
10.14*#	Amended and Restated Employment Offer Letter by and between the Registrant and Jennifer Wong
10.15*#	Amended and Restated Employment Offer Letter by and between the Registrant and Andrew Vollero

Exhibit Number	Exhibit Description
10.16*#	Change in Control and Severance Agreement by and between the Registrant and Steven Huffman
10.17*#	Change in Control and Severance Agreement by and between the Registrant and Jennifer Wong
10.18*#	Change in Control and Severance Agreement by and between the Registrant and Andrew Vollero
10.19+#	Executive Change in Control and Severance Plan
10.20+#	Form of Restricted Stock Unit Agreement by and between the Registrant and Steven Huffman
10.21+	Form of Restricted Stock Unit Agreement by and between the Registrant and Jennifer Wong
10.22+	Form of Voting Agreement by and between Advance Magazine Publishers, Inc. and Steven Huffman
21.1+	List of Subsidiaries of the Registrant
23.1*	Consent of KPMG LLP, Independent Registered Public Accounting Firm
23.2*	Consent of Latham & Watkins LLP (included in Exhibit 5.1)
24.1*	Power of Attorney (reference is made to the signature page to the Registration Statement)
99.1*	Consent of Director Nominee
107.1*	Filing Fee Table
________________
+      Previously filed.
*To be filed by amendment.
#      Indicates management contract or compensatory plan.
†Portions of this exhibit have been omitted in accordance with Item 601(a)(5) of Regulation S-K. The Registrant undertakes to furnish a copy of all omitted schedules and exhibits to the SEC upon its request.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the          day of                     , 2024.

REDDIT, INC.

By:
Name:	Steven Huffman
Title:	Chief Executive Officer and President
KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Steven Huffman and Andrew Vollero, and each of them, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any and all additional registration statements pursuant to Rule 462(b) of the Securities Act of 1933, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto each said attorney-in-fact and agents full power and authority to do and perform each and every act in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or either of them or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.
Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer, President and Director (Principal Executive Officer)	, 2024
Steven Huffman

	Chief Financial Officer (Principal Financial Officer)	, 2024
Andrew Vollero

	Chief Accounting Officer (Principal Accounting Officer)	, 2024
Michelle Reynolds

	Director	, 2024
Patricia Fili-Krushel

	Director	, 2024
Porter Gale

	Director	, 2024
David Habiger

	Director	, 2024
Robert A. Sauerberg

	Director	, 2024
Michael Seibel